

NVIDIA CORPORATION

2012 ANNUAL REVIEW,
NOTICE OF ANNUAL MEETING,
PROXY STATEMENT AND FORM 10-K

DEAR FELLOW STAKEHOLDERS


RECEIVED
APR 2 3 2012
310

This year, NVIDIA made important advances in our growth markets and delivered strong financial results.

- Revenue excluding chipsets, which we are exiting, grew 33 percent. Growth was largely driven by discrete GPUs—including GeForce for gamers and consumers, Quadro for designers and Tesla for scientists and engineers.

- PC users continue to value GPUs. More than half of all consumers and nearly all designers buy PCs with GPUs, reflecting the importance of graphics and our ability to continue providing amazing visual experiences.

- Tegra, our mobile processor, recorded revenue growth of more than 400 percent to $360 million. Our effort to engage the fast-growing mobile industry is paying off. We are one of the very few companies from the PC industry to have made the leap to the mobile industry.

- And we announced and shipped Tegra 3, the industry's most advanced mobile processor, which has been adopted by top-tier phone and PC companies around the world.

The year wasn't without challenges and disappointments.

Disk drive shortages, caused by severe floods in Thailand, slowed the PC market. Demand in Europe was soft. And the first generation of Android tablets showed disappointing results, due to their high cost and limited applications.

Despite the challenging environment, revenue rose 13 percent to $4.0 billion. Gross margin increased to 51.4 percent, up 11.6 percentage points. Diluted earnings per share more than doubled to $0.94.

A SHIFTING LANDSCAPE

The computing world is experiencing its biggest transformation in decades. The PC's position at its center is being replaced by the mobile device, helped by more energy-efficient processors, wireless connectivity and data centers that have turned shrink-wrapped applications into web services delivered from the cloud.

Rather than booting up PCs, we now turn to our always-on, always-connected digital companions. With hundreds of thousands of applications just a touch away, these devices are more powerful than ever.

Even amid the mobile computing revolution, the PC will remain the most productive and powerful computer. It will continue to be especially important for designers who create new worlds, engineers who design new products and gamers who crave more amazing experiences.

OUR STRATEGY

NVIDIA is dedicated to advancing visual computing, a growing field in which we have great expertise and passion. Our 4,500 patents granted or pending include inventions vital to modern computing, such as the GPU and programmable shading, as well as those that will shape the future of computing, such as CUDA and parallel processing.

Our GPUs give PCs the power to make visual applications silky smooth. We expect growth as more PCs are used for gaming, design and creating content.

We also extend the GPU into new growth opportunities, such as data centers that power cloud computing and mobile processors for smartphones and tablets.

This year, we made great progress executing our strategy.

TEGRA LIFTS OFF

Tegra grew strongly and has an exciting future. We have evolved from being a new entrant in a crowded field to one of the top partners for makers of smartphones and tablets.

Tegra is setting the bar for the industry. With Tegra 2, we were the first to ship dual-core mobile processors. With Tegra 3, we were the first to ship quad-core processors, complete with a "4-PLUS-1" hybrid architecture that delivers exceptional processing power as well as great battery life. We also invented new technologies like PRISM, a power-saving backlight technology and DirectTouch, enabling faster touch processing.

Acer, ASUS, HTC, Fujitsu, LG and ZTE have already announced Tegra 3 super phones or tablets. Many more are in development.

We expanded in the mobile market in June with the $352 million cash acquisition of Icera, a U.K.-based modem company with a highly sophisticated processor that enables software-defined radios. With Icera, we are now one of a very few companies that offer leading-edge mobile processor, modem and system software. The ZTE Mimosa, introduced at the recent Mobile World Congress tradeshow, is only the first phone to bring together our Tegra and Icera technologies.

Cars, the ultimate mobile computer, are also an exciting growth opportunity for Tegra. Already, Tegra drives the infotainment systems for Audi and Lamborghini. Soon, it will be in systems from BMW, Tesla Motors and Rolls Royce. The car of the future will provide the comfort of a home theater and robotics technology to make driving safer. NVIDIA will play a key role in its development.

GEFORCE: ESSENTIAL GEAR OF GAMERS

The PC gaming market is thriving. Modern Warfare 3 recorded over $1 billion in sales in just 16 days, one day faster than the blockbuster film Avatar. Battlefield 3 flew off the shelves and set new standards for realism and game-play. In China, gamers keep 160,000+ icafes humming.

The purpose of GeForce is to amaze and delight gamers. We don't stop at building the most advanced GPUs. We develop sophisticated graphics algorithms and software. We invent technologies that simulate physics, water, smoke, light and shadows to make games more realistic. We collaborate deeply with developers so that their games take full advantage of our GPUs. We invent 3D glasses that work perfectly with high-resolution computers, creating a more immersive experience. All of these innovations make possible the most amazing game experience. We are to gamers what Nike is to athletes.

Our dedication to their experience resulted in NVIDIA taking 64 percent of the desktop discrete market in the fourth quarter.

We have just begun rolling out a new line of GeForce GPUs based on our revolutionary Kepler architecture, which brings unprecedented capabilities and a giant leap in energy efficiency. Initial reaction is fantastic. Reviews are glowing and gamers lined up all around the world for them, with the first shipments selling out in an hour.

REVOLUTIONIZING WORKSTATIONS

Quadro helps designers realize their imagination and bring it quickly to market.

This year, we introduced Maximus, putting a Tesla supercomputing GPU inside a workstation, resulting in a desk-side computer so powerful that it simulates the physics of a design while it is being created.

Designers and engineers can now simultaneously do graphics-intensive and compute-intensive work on the same machine. What once required racks of servers and hours of waiting can now be done on a desktop, in real time, greatly improving time to market.

We joined forces with HP to introduce the world's first all-in-one workstation, the Quadro-based HP Z1. The Z1 features a 27-inch display that snaps open, like the hood of a car, so users can easily swap out parts and make upgrades; no tools required. This is an entirely new category of professional workstation that we believe will tap market segments, particularly in the creative professions, where space is at a premium and users are unwilling to compromise performance.

TO EXASCALE AND BEYOND

Of the world's Top500 supercomputers, 35 are now powered by NVIDIA GPUs—triple last year's number.

Supercomputers enable researchers to efficiently explore the most complex challenges in quantum chemistry, climate research, alternative energy and other critical scientific areas. Tesla GPUs gained strong momentum in high performance computing this past year, as the promise of exascale computing—about 1,000X faster than today's supercomputers—took hold.

Tesla GPUs power three of the world's top five super-computers. The National Center for Supercomputing Applications chose Tesla for its Blue Waters project,

which will deploy a supercomputer capable of sustained performance of 1 petaflops. Oak Ridge National Laboratories selected Tesla as it set out to develop "Titan," the world's fastest supercomputer.

Software developers from a broad range of industries see the benefits of Tesla. The number of Tesla-accelerated applications has grown to more than 80 from a handful two years ago, including those for molecular dynamics, computational chemistry and physics, seismic processing and equity risk analysis.

Simulation has become the modern laboratory for a growing number of industries. High performance computing already consumes more than 2 million computing nodes a year. We believe all of these nodes will eventually utilize a GPU-CPU hybrid multi-core architecture.

High performance computing is a large growth opportunity for GPUs. Supercomputing centers were early adopters, with industry and universities now coming on board. Data centers for consumer cloud services will come next. Today's supercomputer is tomorrow's cloud computing data center.

INSPIRING OUR COMMUNITY

Our technologies are making a difference, and so are our people.

With 7,300 employees across 40 offices worldwide, we are bound together by a common vision and values. NVIDIA's high-performance, creative, one-team spirit starts from a culture of giving. Each year, we forego our holiday parties and dedicate our financial and human resources to help our communities in an effort called Project Inspire.

This year, some 1,500 employees, family and community members volunteered more than 10,000 hours to transform Full Circle Farm, a community farm in Sunnyvale, Calif., dedicated to make a difference by helping and teaching the community to eat and live healthy. Through the effort of our employees, we expanded Full Circle's facilities and growing capacity so they can become self-sustaining.

And in response to Japan's devastating earthquake and tsunami, we organized Operation Kizuna, which is the Japanese word for love and friendship. We donated $2.75 million, most of which was put toward helping small family businesses get back on their feet.

We gave back more this year than in any other. Our culture of giving is one of my greatest sources of pride.

THE YEAR AHEAD

At the core of our strategy is creating amazing experiences by innovating in visual computing and advancing the GPU.

Already, the GPU is central to the computing experience for gamers and designers, and how we enjoy the rich displays of super phones and tablets. It is accelerating our way to exascale supercomputing. Soon, it will help cloud computing data centers deliver rich graphics.

Energy-efficiency is vital in each of these segments. It rests at the soul of Kepler—a GPU so energy efficient that it can power experiences from mobile devices to Ultrabooks to data centers.

Visual computing is more important than ever. Mobile computing is growing faster than ever. The market for the GPU is larger than ever. I believe the investments we've made will enable us to drive these trends and deliver rewards to our shareholders, our employees and our customers.

Sincerely,



Jen-Hsun Huang
Co-Founder, President and Chief Executive Officer

April 2012

FORWARD-LOOKING STATEMENTS

Certain statements in this document including, but not limited to, statements as to: advances in our growth markets; PC users continuing to value GPUs; the benefits, impact, extension and future of our products, technologies and inventions; the transformation of the computing world; the mobile computing revolution; the importance of visual computing; the importance and growth of the PC; the benefits and impact of our acquisition of Icera; our strategies, progress, growth opportunities and market opportunities; the benefits of our investments; our role in the development of infotainment; and the effects of the company's patents on modern computing are forward-looking statements that are subject to risks and uncertainties that could cause results to be materially different than expectations. Important factors that could cause actual results to differ materially include: global economic conditions; our reliance on third parties to manufacture, assemble, package and test our products; the impact of technological development and competition; development of new products and technologies or enhancements to our existing product and technologies; market acceptance of our products or our partners products; design, manufacturing or software defects; changes in consumer preferences or demands; changes in industry standards and interfaces; unexpected loss of performance of our products or technologies when integrated into systems; as well as other factors detailed from time to time in the reports NVIDIA files with the Securities and Exchange Commission, or SEC, including its Form 10-K for the fiscal period ended January 29, 2012. Copies of reports filed with the SEC are posted on the company's website and are available from NVIDIA without charge. These forward-looking statements are not guarantees of future performance and speak only as of April 4, 2011, and, except as required by law, NVIDIA disclaims any obligation to update these forward-looking statements to reflect future events or circumstances.



NVIDIA CORPORATION
Headquarters
2701 San Tomas Expressway
Santa Clara, California 95050

Meeting Location
San Jose McEnery Convention Center
150 West San Carlos Street
San Jose, California 95113
Online Location
www.virtualshareholdermeeting.com/NVIDIA2012

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON MAY 17, 2012

Dear Stockholder:

You are cordially invited to attend the 2012 Annual Meeting of Stockholders of NVIDIA Corporation which will take place on Thursday, May 17, 2012, at 2:00 p.m., pacific daylight time, for the following purposes:

1. To elect three directors nominated by the Board of Directors to hold office until our 2013 Annual Meeting of Stockholders;
2. To approve the Amended and Restated 2007 Equity Incentive Plan;
3. To approve the 2012 Employee Stock Purchase Plan;
4. To approve our executive compensation;
5. To ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for our fiscal year ending January 27, 2013; and
6. To conduct any other business properly brought before the 2012 Annual Meeting.

You can attend our 2012 Annual Meeting in person by going to the San Jose McEnery Convention Center, 150 West San Carlos Street, San Jose, California 95113. The 2012 Annual Meeting will take place on the last day of our GPU Technology Conference, which is being held at this convention center. Stockholders are invited to view product demonstrations beginning at 12:00 p.m., pacific daylight time, on the date of the 2012 Annual Meeting. Alternatively, you can attend the 2012 Annual Meeting online and vote your shares and submit your questions electronically during the meeting by visiting *www.virtualshareholdermeeting.com/NVIDIA2012*.

The items of business for the 2012 Annual Meeting are more fully described in the attached proxy statement. Only stockholders who owned our stock at the close of business on March 23, 2012 may attend and vote at the 2012 Annual Meeting or any adjournments, continuations or postponements of the meeting.

We are pleased to take advantage of the U.S. Securities and Exchange Commission rule that allows companies to furnish proxy materials to their stockholders over the Internet. On or about April 4, 2012, we mailed to our stockholders (other than those who previously requested electronic or paper delivery) a Notice of Internet Availability of Proxy Materials, or the Notice, containing instructions on how to access our proxy materials, including our proxy statement and annual report. The Notice also instructs you on how to access your proxy card to vote over the Internet. Your vote is important. Whether or not you plan to attend the 2012 Annual Meeting, **PLEASE VOTE YOUR SHARES**.

We look forward to seeing you at the 2012 Annual Meeting.

By Order of the Board of Directors

David M. Shannon
Secretary

Santa Clara, California
April 4, 2012

Important Notice Regarding the Availability of Proxy Materials
for the Annual Meeting to be Held on May 17, 2012
This Notice, Proxy Statement, our Annual Report on Form 10-K and our Stockholder Letter
can be accessed electronically at *www.nvidia.com/proxy*

TABLE OF CONTENTS

NVIDIA CORPORATION
2701 SAN TOMAS EXPRESSWAY
SANTA CLARA, CALIFORNIA 95050

PROXY STATEMENT
FOR THE 2012 ANNUAL MEETING OF STOCKHOLDERS
MAY 17, 2012

QUESTIONS AND ANSWERS

Why am I receiving these materials?

Your proxy is being solicited on behalf of the Board of Directors, or the Board, of NVIDIA Corporation, a Delaware corporation, which is sometimes referred to herein as the "Company," "NVIDIA" or "we." Your proxy is for use at our 2012 Annual Meeting of Stockholders, or the 2012 Annual Meeting, to be held on Thursday, May 17, 2012, at 2:00 p.m. pacific daylight time. This proxy statement contains important information regarding the 2012 Annual Meeting, the proposals on which you are being asked to vote, information you may find useful in determining how to vote and voting procedures.

How can I attend the 2012 Annual Meeting?

You can attend our 2012 Annual Meeting in person or you can attend and participate via the Internet.

Attending In Person. Our 2012 Annual Meeting will take place at the San Jose McEnery Convention Center, 150 West San Carlos Street, San Jose, California 95113. For directions to the 2012 Annual Meeting, please go to *http://www.sanjose.org/plan-a-meeting-event/venues/convention-center* or contact the San Jose McEnery Convention Center at 1-800-SAN-JOSE. The 2012 Annual Meeting will take place on the last day of our GPU Technology Conference, which is being held at this convention center. Stockholders are invited to view product demonstrations at the convention center beginning at 12:00 p.m., pacific daylight time, on the date of the 2012 Annual Meeting.

You are entitled to attend the 2012 Annual Meeting only if you were an NVIDIA stockholder or joint holder as of the close of business on March 23, 2012 or if you hold a valid proxy for the 2012 Annual Meeting. You must present photo identification for admittance. If you are a stockholder of record or hold your shares through the NVIDIA Sponsored Equity Award Accounts at Charles Schwab, your name will be verified against the list of stockholders of record or plan participants on the record date prior to your admission to the 2012 Annual Meeting. If you are not a stockholder of record but hold shares through a broker, trustee or nominee, you must provide proof of beneficial ownership on the record date, such as your most recent account statement prior to March 23, 2012 or other similar evidence of ownership. **If you do not provide photo identification or comply with the other procedures outlined above, you will not be admitted to the 2012 Annual Meeting.** The meeting will begin promptly at 2:00 p.m., pacific daylight time. Check-in will begin at 11:30 a.m., pacific daylight time, and you should allow ample time for the check-in procedures.

Our principal executive offices are located at 2701 San Tomas Expressway, Santa Clara, California 95050, and our telephone number is (408) 486-2000.

Attending and Participating Online. You may also attend the 2012 Annual Meeting via the Internet at *www.virtualshareholdermeeting.com/NVIDIA2012*. Stockholders may vote and submit questions while attending the meeting on the Internet. You will need the 12-digit control number included on your Notice of Internet Availability of Proxy Materials, or the Notice, or proxy card (if you received a printed copy of the proxy materials) to enter the meeting via the Internet. Instructions on how to attend and participate via the Internet, including how to demonstrate proof of stock ownership, are posted at *www.virtualshareholdermeeting.com/NVIDIA2012*.

Non-stockholders can also listen to the 2012 Annual Meeting live at *www.virtualshareholdermeeting.com/NVIDIA2012*. An archived copy of the webcast will be available at *www.nvidia.com/proxy* through June 1, 2012.

Why did I receive a Notice in the mail regarding the Internet availability of proxy materials this year instead of a full set of proxy materials?

We are pleased to take advantage of the U.S. Securities and Exchange Commission, or SEC, rule that allows companies to furnish their proxy materials over the Internet. On or about April 4, 2012, we sent stockholders who own our common stock at the close of business on March 23, 2012 (other than those who previously requested electronic or paper delivery) a Notice containing instructions on how to access our proxy materials, including our proxy statement and our fiscal year 2012 annual report. The Notice also instructs you on how to access your proxy card to vote over the Internet or by telephone. In addition, the Notice contains instructions on how to request a paper copy of our proxy materials, including this proxy statement, our fiscal year 2012 annual report and a form of proxy card or voting instruction card. The Notice also provides instructions on how you can elect to receive future proxy materials electronically or in printed form by mail. If you choose to receive future proxy materials electronically, you will receive an email next year with instructions containing a link to the proxy materials and a link to the proxy voting site. Your election to receive proxy materials electronically or in printed form by mail will remain in effect until you terminate such election. We believe that this process allows us to provide our stockholders with the information they need in a more timely manner, while reducing the environmental impact and lowering the costs of printing and distributing our proxy materials.

Why did I receive a full set of proxy materials in the mail instead of a Notice regarding the Internet availability of proxy materials?

We are providing stockholders who have previously requested to receive paper copies of the proxy materials with paper copies of the proxy materials instead of a Notice. If you would like to reduce the environmental impact and the costs incurred by us in mailing proxy materials, you may elect to receive all future proxy materials electronically via email or the Internet.

If you make this election, you will receive an email message shortly after the proxy statement is released containing the Internet link to access our Notice, proxy statement and fiscal year 2012 annual report. The email also will include instructions for voting on the Internet.

In order to receive these materials electronically, you must follow the applicable procedure below:

Stockholders of Record. If you are a stockholder of record, you can choose to receive our future proxy materials electronically by following the instructions to vote on the Internet at www.proxyvote.com and when prompted, indicate that you agree to access stockholder communications electronically in future years.

Street Name Holders. If you are a beneficial owner (as described below in *What is the difference between a stockholder of record and a beneficial owner?*) your shares are held in street name and you can choose to receive our future proxy materials electronically by visiting www.icsdelivery.com/nvda.

Your choice to receive proxy materials electronically will remain in effect until you contact our Investor Relations Department and tell us otherwise. You may visit the Investor Relations section of our website at www.nvidia.com, send an electronic mail message to *irelectronicdelivery@nvidia.com* or contact our Investor Relations Department by mail at 2701 San Tomas Expressway, Santa Clara, California 95050.

The SEC has enacted rules that permit us to make available to stockholders electronic versions of the proxy materials even if the stockholder has not previously elected to receive the materials in this manner. We have chosen this option in connection with the 2012 Annual Meeting, and if you have not previously requested to receive electronic or paper delivery, you should have received, by mail, a Notice instructing you how to access the materials on the Internet and how to vote your shares.

Who can vote at the 2012 Annual Meeting?

Stockholders of record at the close of business on March 23, 2012, the record date, will be entitled to vote at the 2012 Annual Meeting. On each matter to be voted upon, stockholders have one vote for each share of NVIDIA common stock owned by such stockholder as of March 23, 2012. On the record date, there were 617,694,104 shares of common stock outstanding and entitled to vote. A list of stockholders entitled to vote at the 2012 Annual Meeting will be available at our headquarters, 2701 San Tomas Expressway, Santa Clara, California for 10 days prior to the 2012 Annual Meeting. If you would like to view the stockholder list, please call our Stock Administration Department at (408) 486-2000 to schedule an appointment.

What is the difference between a stockholder of record and a beneficial owner?

Stockholder of Record. You are a stockholder of record if at the close of business on March 23, 2012 your shares were registered directly in your name with Computershare Shareowner Services LLC, our transfer agent.

Beneficial Owner. You are a beneficial owner if your shares were held through a broker or other nominee and not in your name at the close of business on March 23, 2012. Being a beneficial owner means that, like most of our stockholders, your shares are held in street name and your broker sends the Notice or the proxy materials to you. As a beneficial owner, your broker or other nominee is the stockholder of record of your shares. You have the right to direct your broker on how to vote the shares in your account. However, because you are not the stockholder of record, if you would like to vote your shares in person or online at the 2012 Annual Meeting you must obtain a legally valid proxy from your broker prior to the 2012 Annual Meeting. Because of a change in New York Stock Exchange, or NYSE, rules, your broker will not be able to vote your shares on the election of directors or on the advisory approval of executive compensation, unless they receive specific instructions from you. **Therefore, you MUST give your broker instructions in order for your vote to be counted on the proposals to elect directors and to conduct an advisory approval of executive compensation. We strongly encourage you to vote.**

What am I voting on?

There are five matters scheduled for a vote:

- Proposal 1: To elect three directors nominated by the Board to hold office until our 2013 Annual Meeting of Stockholders;
- Proposal 2: To approve the Amended and Restated 2007 Equity Incentive Plan;
- Proposal 3: To approve the 2012 Employee Stock Purchase Plan;
- Proposal 4: To approve our executive compensation; and
- Proposal 5: To ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for our fiscal year ending January 27, 2013.

In addition, you are entitled to vote on any other matters that are properly brought before the 2012 Annual Meeting.

How does the Board recommend that I vote?

The Board recommends that you vote:

- FOR the election of the three directors nominated by the Board to hold office until our 2013 Annual Meeting of Stockholders;
- FOR the approval of the Amended and Restated 2007 Equity Incentive Plan;
- FOR the approval of the 2012 Employee Stock Purchase Plan;
- FOR the approval, on an advisory basis, of the compensation of our named executive officers; and
- FOR the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for our fiscal year ending January 27, 2013.

How do I vote?

You may either vote **FOR** any nominee to the Board, you may **WITHHOLD** your vote for any nominee or you may **ABSTAIN** from voting for any nominee. For each other matter to be voted on, you may vote **FOR** or **AGAINST** or **ABSTAIN** from voting.

Stockholder of Record. If you are a stockholder of record, there are four ways for you to vote your shares.

In Person. You may vote in person by coming to the 2012 Annual Meeting. Even if you plan to attend the 2012 Annual Meeting, we urge you to vote by proxy prior to the 2012 Annual Meeting to ensure your vote is counted.

By Proxy via mail. If you received printed proxy materials, you may submit your proxy by mail by signing and mailing your proxy card. If you return your signed proxy card to us before the 2012 Annual Meeting, your shares will be voted as you have instructed.

By Telephone or over the Internet. You may submit your proxy by following the instructions provided in the Notice to vote by telephone or over the Internet. If you received a printed version of the proxy materials by mail, you may submit your proxy by following the instructions provided with your proxy materials and on your proxy card to vote by telephone or over the Internet.

Beneficial Owner. If you are a beneficial owner, you should have received a Notice or voting instructions from your broker. You should follow the instructions in the Notice or voting instructions in order to instruct your broker on how to vote your shares. The broker holding your shares may allow you to deliver your voting instructions by telephone or over the Internet. If your Notice or voting instructions do not include telephone or Internet instructions, please complete and return your Notice or voting instructions promptly by mail. To vote in person or online at the 2012 Annual Meeting, you must obtain a valid proxy from your broker.

What is a broker non-vote?

Broker non-votes occur when a beneficial owner of shares held in "street name" does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed "non-routine." Generally, if shares are held in street name, the beneficial owner of the shares is entitled to give voting instructions to the broker or nominee holding the shares. If the beneficial owner does not provide voting instructions, the broker or nominee can still vote the shares with respect to matters that are considered to be "routine," but not with respect to "non-routine" matters. Under the rules and interpretations of the NYSE, "non-routine" matters are matters that may substantially affect the rights or privileges of stockholders, such as mergers, stockholder proposals, election of directors (even if not contested) and executive compensation, including the advisory approval of executive compensation.

How are votes counted?

Votes will be counted by the inspector of election appointed for the 2012 Annual Meeting, who will separately count, with regard to Proposal 1, the election of three members to our Board named in this proxy statement, **FOR** votes, **WITHHOLD** votes, **ABSTAIN** votes and broker non-votes; and with respect to the other proposals, **FOR** votes, **AGAINST** votes, **ABSTAIN** votes and broker non-votes.

With regard to Proposal 1, the election of directors, shares not present at the meeting, shares voting **ABSTAIN** and broker non-votes will have no effect. With regard to the other proposals, shares voting **ABSTAIN** will have the same effect as an **AGAINST** vote, and shares not present at the meeting and broker non-votes will have no effect.

If you are a stockholder of record and you returned a signed and dated proxy card without marking any voting selections, your shares will be voted **FOR** each of the nominees listed in Proposal 1 and **FOR** Proposals 2, 3, 4 and 5. If any other matter is properly presented at the 2012 Annual Meeting, either Jen-Hsun Huang or David M. Shannon as your proxyholder will vote your shares using his best judgment.

May I change my vote after submitting my proxy?

Yes. If you are a stockholder of record, you may revoke your proxy at any time before the final vote at the 2012 Annual Meeting in any one of the following four ways:

- you may submit another properly completed proxy card with a later date;
- you may send a written notice that you are revoking your proxy to NVIDIA Corporation, 2701 San Tomas Expressway, Santa Clara, California 95050, Attention: General Counsel/Secretary;
- you may attend the 2012 Annual Meeting and vote in person; or
- you may submit another proxy by telephone or Internet after you have already provided an earlier proxy.

What is the quorum requirement?

We need a quorum of stockholders to hold our 2012 Annual Meeting. A quorum exists when at least a majority of the outstanding shares entitled to vote at the close of business on March 23, 2012 are represented at the 2012 Annual Meeting either in person or

by proxy. On the record date, there were 617,694,104 shares of common stock outstanding and entitled to vote, meaning that 308,847,053 shares must be represented in person or by proxy to have a quorum.

Your shares will be counted towards the quorum only if you submit a valid proxy or vote at the 2012 Annual Meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is not a quorum, a majority of the votes present at the 2012 Annual Meeting may adjourn the 2012 Annual Meeting to another date.

How many votes are needed to elect directors (Proposal 1)?

We have adopted Bylaw provisions providing for a majority vote standard in non-contested elections. As the number of nominees properly nominated for the 2012 Annual Meeting is the same as the number of directors to be elected, the 2012 Annual Meeting is a non-contested election. Pursuant to our Bylaws, if the number of **WITHHOLD** votes with respect to a nominee equals or exceeds the number of votes **FOR**, then the nominee is required to submit his resignation for consideration by our Board and our Nominating and Corporate Governance Committee.

How many votes are needed to approve the Amended and Restated 2007 Equity Incentive Plan (Proposal 2)?

The affirmative vote of a majority of shares present in person or represented by proxy and entitled to vote is required for the approval of the Amended and Restated 2007 Equity Incentive Plan. If you **ABSTAIN** from voting, it will have the same effect as an **AGAINST** vote. If you do not vote, it will have no effect.

How many votes are needed to approve the 2012 Employee Stock Purchase Plan (Proposal 3)?

The affirmative vote of a majority of shares present in person or represented by proxy and entitled to vote is required for the approval of the 2012 Employee Stock Purchase Plan. If you **ABSTAIN** from voting, it will have the same effect as an **AGAINST** vote. If you do not vote, it will have no effect.

How many votes are needed to approve, on an advisory basis, the compensation of our named executive officers (Proposal 4)?

The affirmative vote of a majority of shares present in person or represented by proxy and entitled to vote is required for the advisory approval of the compensation of our named executive officers. If you **ABSTAIN** from voting, it will have the same effect as an **AGAINST** vote. If you do not vote, it will have no effect.

How many votes are needed to ratify PricewaterhouseCoopers LLP as our independent registered public accounting firm (Proposal 5)?

The affirmative vote of a majority of shares present in person or represented by proxy and entitled to vote is required for the ratification of PricewaterhouseCoopers LLP as our independent registered public accounting firm. If you **ABSTAIN** from voting, it will have the same effect as an **AGAINST** vote. If you do not vote, it will have no effect.

How can I find out the results of the voting at the 2012 Annual Meeting?

Preliminary voting results will be announced at the 2012 Annual Meeting. Final voting results will be published in a current report on Form 8-K, which will be filed with the SEC by May 23, 2012.

Who is paying for this proxy solicitation?

We will pay the entire cost of soliciting proxies. Our directors and employees may also solicit proxies in person, by telephone, by mail, by Internet or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. We have also retained MacKenzie Partners on an advisory basis and they may help us solicit proxies from brokers, bank nominees and other institutional owners. We expect to pay MacKenzie Partners a fee of $10,000 for their services. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

What does it mean if I receive more than one Notice or full set of proxy materials in the mail?

If you received more than one Notice or full set of proxy materials then your shares are either registered in more than one name or are held in different accounts. Please complete, sign and return each Notice or proxy card to ensure that all of your shares are voted. If you would like to modify your instructions so that you receive one Notice or proxy card for each account or name,

please contact your broker.

What does it mean if multiple members of my household are stockholders but we only received one Notice or full set of proxy materials in the mail?

The SEC has adopted rules that permit companies and intermediaries, such as brokers, to satisfy the delivery requirements for Notices and proxy materials with respect to two or more stockholders sharing the same address by delivering a single Notice or set of proxy materials addressed to those stockholders. In accordance with a prior notice sent to certain brokers, banks, dealers or other agents, we are sending only one Notice or full set of proxy materials to those addresses with multiple stockholders unless we received contrary instructions from any stockholder at that address. This practice, known as "householding," allows us to satisfy the requirements for delivering Notices or proxy materials with respect to two or more stockholders sharing the same address by delivering a single copy of these documents. Householding helps to reduce our printing and postage costs, reduces the amount of mail you receive and helps to preserve the environment.

If you currently receive multiple copies of the Notice or proxy materials at your address and would like to request "householding" of your communications, please contact your broker. Once you have elected "householding" of your communications, "householding" will continue until you are notified otherwise or until you revoke your consent. If any stockholder residing at such an address wishes to receive a separate set of documents, they may telephone our Stock Administration Department at (408) 486-2000 or write to our Stock Administration Department at 2701 San Tomas Expressway, Santa Clara, California 95050.

When are stockholder proposals due for next year's annual meeting?

To be considered for inclusion in next year's proxy materials, your proposal must be submitted in writing by December 5, 2012 to NVIDIA Corporation, 2701 San Tomas Expressway, Santa Clara, California 95050, Attention: General Counsel/Secretary and must comply with all applicable requirements of Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended. However, in the event that we do not hold our 2013 Annual Meeting between April 17, 2013 and June 16, 2013, then the deadline for your proposal is a reasonable time before we begin to print and send our proxy materials. If you wish to submit a proposal that is not to be included in next year's proxy materials, but that may be considered at the 2013 Annual Meeting, you must do so in writing following the above instructions not later than the close of business on December 5, 2012, and not earlier than the close of business on November 5, 2012. We also advise you to review our Bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations, including the different notice submission date requirements in the event that we do not hold our 2013 Annual Meeting between April 17, 2013 and June 16, 2013.

Can I view these proxy materials on the NVIDIA website?

Yes. This proxy statement is posted on our Investor Relations website at *www.nvidia.com*. You also can use this website to view our other filings with the SEC, including our Annual Report on Form 10-K for the fiscal year ended January 29, 2012. The contents of our website are not a part of this proxy statement.

PROPOSAL 1

ELECTION OF DIRECTORS

At our 2011 Annual Meeting, our stockholders approved the declassification of our board of directors. This declassification will be phased in over the next two years. The two directors that were elected at our 2011 Annual Meeting were, consistent with our director elections in prior years, elected for a three-year term until our 2014 Annual Meeting. At the 2012 Annual Meeting, our stockholders will elect three directors to serve a one-year term until our 2013 Annual Meeting. At the 2013 Annual Meeting, our stockholders will elect directors to serve a one-year term until our 2014 Annual Meeting. As a result, beginning at our 2014 Annual Meeting, all directors will have one-year terms and stand for election annually.

Tench Coxe, Mark L. Perry and Mark A. Stevens are currently directors and were previously elected by our stockholders. Our Nominating and Corporate Governance Committee reviewed the qualifications of each of the nominees for election and unanimously recommended that each nominee be submitted for election to the Board. Our Board approved the recommendation at its meeting held on February 23, 2012. If elected at the 2012 Annual Meeting, each of the nominees will serve until the 2013 Annual Meeting and until his successor is elected or appointed.

The Board expects the nominees will be available for election. If a nominee declines or is unable to act as a director, your proxy may be voted for any substitute nominee proposed by the Board or the size of the Board may be reduced. In accordance with our Bylaws, directors are elected if they receive more **FOR** votes than **WITHHOLD** votes.

The Nominating and Corporate Governance Committee is responsible for reviewing, assessing and recommending members to the Board for approval. The Nominating and Corporate Governance Committee has not established specific minimum age, education, experience or skill requirements for potential members. In general, the Nominating and Corporate Governance Committee considers numerous factors, such as the nominee's: independence; gender; ethnic background; personal and professional judgment and integrity; high-level management experience necessary to oversee our business; professional and industry knowledge; collegiality; financial expertise; desirability as a member of any committees of the Board; willingness and ability to devote substantial time and effort to Board responsibilities; experience and the interplay with the experience of other Board members; and ability to represent the interests of the stockholders as a whole rather than special interest groups or constituencies. In the case of an incumbent director whose term of office is set to expire, the Nominating and Corporate Governance Committee also reviews this director's overall service to NVIDIA during his term, including the number of meetings attended, level of participation and quality of performance. The Nominating and Corporate Governance Committee values diversity as a factor in selecting nominees to serve on the Board and considers the criteria noted above in selecting nominees for directors, including members from diverse backgrounds who combine a broad spectrum of experience and expertise.

The priorities and emphasis of the Nominating and Corporate Governance Committee and of the Board with regard to the above factors change from time to time to take into account changes in our business and other trends, as well as the portfolio of skills and experience of current and prospective Board members. The Nominating and Corporate Governance Committee and the Board periodically review and assess the continued relevance of and emphasis on these factors to determine if they are effective in helping to satisfy the Board's goal of creating and sustaining a Board that can appropriately support and oversee our business.

Listed below are key skills and experience that the Nominating and Corporate Governance Committee and Board consider important for our directors to have in light of our current business and structure. The directors' biographies note each director's relevant experience, qualifications and skills relative to this list as of the date of this proxy statement.

- Senior Management and Operating Experience. Directors who have served in senior leadership positions are important to us, as they bring insight to constructively review and assess our operating plan and business strategy.
- Industry and Technical Expertise. Because we are a technology, hardware and software provider, education or experience in relevant technology is useful in understanding our research and development efforts, competing technologies, the various products and processes that we develop and the markets in which we compete.
- Financial Expertise. Knowledge of accounting and financial reporting processes is important because it assists our directors in understanding, advising and overseeing our financial reporting and internal controls.
- Public Company Board Experience. Directors who have served on boards of directors of other public companies have corporate governance experience, a deep understanding of the role and responsibilities of the Board and insight into matters being handled by our Board.
- Legal Expertise. Directors who have legal education and experience can assist the Board in fulfilling its responsibilities related to the oversight of our legal and regulatory compliance.

- Understanding of Our People and Products. Directors who have an understanding of our people and products are important to us.

Nominees for Election for a One-Year Term Expiring at Our 2013 Annual Meeting

Tench Coxe is a managing director of the general partner of Sutter Hill Ventures, a venture capital investment firm. Prior to joining Sutter Hill Ventures in 1987, Mr. Coxe was director of marketing and MIS at Digital Communications Associates. Mr. Coxe also serves on the board of directors of Mattersight Corporation, a customer loyalty software firm, and several privately-held companies. Mr. Coxe holds a B.A. degree in Economics from Dartmouth College and an M.B.A. degree from Harvard Business School.

Mr. Coxe has 24 years of experience as an early-stage venture capital investor, principally in the technology industry. He has been a primary investor in and served on the board of directors of several companies. This experience has provided Mr. Coxe with a deep understanding of the technology industry and the drivers of structural change and high-growth opportunities in technology. He has also gained significant financial expertise and experience formulating corporate strategy. Mr. Coxe's service on boards of directors of other public companies provides him with considerable experience about the best practices of effective boards. Mr. Coxe also has a deep understanding of our people and products, which he acquired over 19 years of service as a member of our Board. The Board believes that these skills and this experience and track record position him to serve NVIDIA well.

Mark L. Perry is the chairman of Pathway Therapeutics, a private biotechnoogy company, and has served as an independent board member for several biotechnology and high technology companies. From 2007 to 2011, Mr. Perry served as the president and chief executive officer and member of the board of directors of Aerovance, Inc., a biopharmaceutical company. Prior to joining Aerovance, Mr. Perry served as the senior business advisor for Gilead Sciences, Inc., a biopharmaceutical company. Mr. Perry was an executive officer of Gilead from 1994 to 2004, serving in a variety of capacities, including general counsel, chief financial officer and, most recently, executive vice president of operations, responsible for worldwide sales and marketing, legal, manufacturing and facilities. From 1981 to 1994, Mr. Perry was with the law firm of Cooley LLP in San Francisco and Palo Alto, California, serving as a partner of the firm from 1987 until 1994. From 2003 to 2009, Mr. Perry served as a member of the board of directors of Nuvelo, Inc. Mr. Perry holds a B.A. degree in History from the University of California, Berkeley and a J.D. degree from the University of California, Davis.

Through his experience as chief financial officer of a large biotechnology company, Mr. Perry brings to the Board substantial financial expertise that includes extensive knowledge of the complex financial and operational issues facing large companies, and a deep understanding of accounting principles and financial reporting rules and regulations. Mr. Perry has also gained significant operating experience, expertise in corporate strategy development and business acumen from serving as the chief executive officer and executive vice president of operations at different companies. As a result of his experience as a partner in a large law firm and as general counsel of a large biopharmaceutical company, Mr. Perry brings to the Board varied experience in legal affairs and corporate governance experience as well as a deep understanding of the role and responsibilities of a board of directors. In addition, Mr. Perry's service on boards of directors of other public companies has provided him with considerable experience about the best practices of effective boards. The Board believes that these skills and this experience and track record position him to serve NVIDIA well.

Mark A. Stevens is the managing partner of SCubed Capital, a private investment firm. From 1993 to 2011, Mr. Stevens was a managing member of Sequoia Capital, a venture capital investment firm. Prior to that time, beginning in 1989, he was an associate at Sequoia Capital. Prior to joining Sequoia, he held technical sales and marketing positions at Intel Corporation, a technology company, and was a member of the technical staff at Hughes Aircraft Company, an aerospace company. Mr. Stevens currently serves on the board of Alpha and Omega Semiconductor Limited and the board of a privately-held company. He also serves as a Trustee of the University of Southern California and is a part-time lecturer at the Stanford University Graduate School of Business. Mr. Stevens holds a B.S.E.E. degree, a B.A. degree in Economics and an M.S. degree in Computer Engineering from the University of Southern California and an M.B.A. degree from Harvard Business School.

Mr. Stevens has 23 years of experience as an early-stage venture capital investor, principally in the technology industry. He has been a primary investor in and has served on the board of directors of several companies. This experience has provided a deep understanding of the technology industry, and the drivers of structural change and high-growth opportunities in technology. He has also gained significant experience overseeing corporate strategy and assessing operating plans. Mr. Stevens also has a deep understanding of our people, products, operations and strategic direction, which he acquired by serving on our Board from 1993 to 2006 and from 2008 to the date of the filing of this proxy statement. The Board believes that these skills and this experience and track record position him to serve NVIDIA well.

THE BOARD RECOMMENDS A VOTE IN FAVOR OF THE ELECTION TO THE BOARD OF EACH NAMED NOMINEE.

PROPOSAL 2

APPROVAL OF AMENDED AND RESTATED 2007 EQUITY INCENTIVE PLAN

We are asking our stockholders to approve an amendment and restatement of the NVIDIA Corporation 2007 Equity Incentive Plan, or the 2007 Plan, at the 2012 Annual Meeting. The 2007 Plan was originally approved by our Compensation Committee on April 24, 2007 and by our stockholders on June 21, 2007. On March 22, 2012, our Compensation Committee approved the amendment and restatement of the 2007 Plan as the Amended and Restated 2007 Equity Incentive Plan, or the Amended 2007 Plan, subject to approval by our stockholders.

The Amended 2007 Plan contains the following material changes from the 2007 Plan:

- increases the aggregate number of shares of our common stock authorized for issuance under the Amended 2007 Plan by 25,000,000 shares;
- increases the maximum number of shares of our common stock that may be issued pursuant to the exercise of "incentive stock options" under the Amended 2007 Plan to 250,000,000 shares of our common stock;
- eliminates certain minimum vesting requirements for full value awards (that is, awards other than stock options or stock appreciation rights) in accordance with updated guidelines for equity compensation plans established by certain stockholders (although it is still our general practice to grant full value awards with vesting schedules of at least three years, or at least one year in the case of full value awards that vest upon achievement of performance criteria);
- for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, (i) confirms the applicable award limits for purposes of compliance with Section 162(m), (ii) confirms existing, and adds certain new, performance criteria upon which performance goals may be based with respect to performance awards under the Amended 2007 Plan, and (iii) confirms existing, and adds certain new, permitted means of adjustment when calculating the attainment of performance goals for performance awards granted under the Amended 2007 Plan;
- clarifies that the prohibition on repricing stock options and stock appreciation rights without prior stockholder approval that applies to "underwater" awards - that is, any outstanding stock option or stock appreciation right with an exercise price greater than the current fair market value of our common stock on the date of exchange - also applies to prohibit the cancellation of such awards in exchange for cash or other stock awards under the Amended 2007 Plan;
- extends the term of the Amended 2007 Plan through 2022;
- adds a provision which subjects all awards granted under the Amended 2007 Plan to recoupment in accordance with any clawback policy that we are required to adopt pursuant to the listing standards of any national securities exchange or association on which our securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law; and
- makes certain clarifying changes for ease of administration and conformity with applicable law.

The approval of the Amended 2007 Plan will allow us to continue to grant stock options, restricted stock unit awards and other awards at levels determined appropriate by our Compensation Committee. The Amended 2007 Plan will also allow us to utilize a broad array of equity incentives and performance cash incentives in order to secure and retain the services of our employees, consultants and directors, and to provide long term incentives that align the interests of our employees, consultants and directors with the interests of our stockholders.

Approval of the Amended 2007 Plan by our stockholders will also constitute approval of terms and conditions set forth therein that will permit us to grant stock options and performance awards under the Amended 2007 Plan that may qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code. Section 162(m) of the Code denies a deduction to any publicly held corporation and its affiliates for certain compensation paid to "covered employees" in a taxable year to the extent that compensation to a covered employee exceeds $1 million. However, some kinds of compensation, including qualified "performance-based compensation," are not subject to this deduction limitation. We believe it is in the best interests of the Company and our stockholders to preserve the ability to grant "performance-based compensation" under Section 162(m) of the Code. For the grant of awards under a plan to qualify as "performance-based compensation" under Section 162(m) of the Code, among other things, the plan must (i) describe the employees eligible to receive such awards, (ii) provide a per-person limit on the number of shares subject to stock options and performance stock awards, and the amount of cash that may be subject to performance cash awards, granted to any employee under the plan in any year, and (iii) include one or more pre-established business criteria upon

which the performance goals for performance awards may be granted (or become vested or exercisable). These terms must be approved by the stockholders and, accordingly, our stockholders are requested to approve the Amended 2007 Plan, which includes terms regarding eligibility for awards, per-person limits on awards and the business criteria for performance awards granted under the Amended 2007 Plan (as described in the summary below).

If this Proposal 2 is approved by our stockholders, the Amended 2007 Plan will become effective upon the date of the 2012 Annual Meeting. In the event that our stockholders do not approve this Proposal 2, the Amended 2007 Plan will not become effective and the 2007 Plan will continue in its current form.

Description of the Amended and Restated 2007 Equity Incentive Plan

The material features of the Amended 2007 Plan are outlined below. The following description of the Amended 2007 Plan is a summary only and is qualified in its entirety by reference to the complete text of the Amended 2007 Plan. Stockholders are urged to read the actual text of the Amended 2007 Plan in its entirety, which is appended to this Proxy Statement as Appendix A.

Purpose

The Amended 2007 Plan is designed to provide incentives for our employees, directors and consultants to exert maximum efforts for the success of NVIDIA or any affiliate of ours, and to provide a means by which eligible recipients may be given an opportunity to benefit from increases in the value of our common stock. In recent years, we have encountered significant competition for high caliber talent and we believe we must be prepared to offer equity compensation packages that compete with packages offered by our peer group and larger competitors. Therefore, we are asking our stockholders to approve the Amended 2007 Plan so that we can ensure that we have the most qualified, motivated employees possible to help us grow our business.

Successor to Prior Plans

The Amended 2007 Plan is a continuation of our 2007 Plan. The 2007 Plan was the successor to our 1998 Equity Incentive Plan, our 1998 Non-Employee Directors' Stock Option Plan, our 2000 Nonstatutory Equity Incentive Plan and the PortalPlayer, Inc. 2004 Stock Incentive Plan, or the Prior Plans.

Types of Awards

The terms of the Amended 2007 Plan provide for the grant of incentive stock options, nonstatutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, other stock awards, and performance awards that may be settled in cash, stock, or other property.

Shares Available for Awards

The total number of shares of our common stock available for issuance under the Amended 2007 Plan will consist of 126,845,177 shares, or the Share Reserve, which is the sum of (i) 101,845,177 shares, which is the total reserve that our stockholders approved at our 2007 Annual Meeting, including, but not limited to, the shares remaining available for issuance under the Prior Plans and the Returning Shares and (ii) 25,000,000 new shares. The "Returning Shares" are shares subject to awards granted under the Prior Plans that expire or terminate for any reason prior to exercise or settlement or are forfeited because of the failure to vest in those shares.

As of March 23, 2012, there were 17,181,717 shares of common stock (plus any shares that might in the future be returned to the plan as a result of cancellation or expiration of options) available for future grant under the 2007 Plan. As of March 23, 2012, stock options to purchase approximately 34,353,416 shares were outstanding and full value awards covering an aggregate of 14,287,387 were outstanding under the 2007 Plan (including awards granted under the Prior Plans and the PortalPlayer, Inc. 1999 Stock Option Plan). The weighted-average exercise price of all stock options outstanding as of March 23, 2012 was $14.62 and the weighted-average remaining term of such stock options was 4.68 years. A total of 617,694,104 shares of our common stock were outstanding as of March 23, 2012. As of March 23, 2012, the closing price of our common stock as reported on the NASDAQ Global Select Market was $14.545 per share.

If any shares of our common stock subject to awards granted under the Amended 2007 Plan or the Prior Plans are not delivered to a participant because (i) an award is exercised through a reduction in the number of shares subject to the stock award, or a net exercise, or (ii) shares are reacquired, withheld or not issued to satisfy a tax withholding obligation or if shares are used as consideration for the exercise of a stock option or stock appreciation right, then those shares will not remain available for subsequent issuance under the Amended 2007 Plan. If a stock award is settled in cash, such settlement will not reduce the Share Reserve.

Eligibility

All of our approximately 7,500 employees, 8 non-employee directors and 162 consultants as of March 23, 2012 are eligible to participate in the Amended 2007 Plan and may receive all types of awards other than incentive stock options. Incentive stock options may be granted under the Amended 2007 Plan only to our employees (including officers) and employees of our affiliates.

Section 162(m) Limits

Under the Amended 2007 Plan, subject to adjustment for changes in our capitalization, no participant will be eligible to be granted during any fiscal year more than: (i) a maximum of 2,000,000 shares of our common stock subject to stock options, stock appreciation rights and other stock awards whose value is determined by reference to an increase over an exercise price or strike price of at least 100% of the fair market value of our common stock on the date of grant; (ii) a maximum of 2,000,000 shares of our common stock under performance stock awards; and (iii) a maximum of $6,000,000 under performance cash awards. If a performance stock award is in the form of an option, it will count only against the performance stock award limit. If a performance stock award could be paid out in cash, it will count only against the performance stock award limit. These limits are designed to allow us to grant awards that are exempt from the $1 million limitation on the income tax deductibility of compensation paid per covered employee imposed by Section 162(m) of the Code.

Administration

The Amended 2007 Plan is administered by our Board, which may in turn delegate authority to administer the Amended 2007 Plan to a committee. Our Board has delegated concurrent authority to administer the Amended 2007 Plan to the Compensation Committee, but may, at any time, revest in itself some or all of the power previously delegated to the Compensation Committee. Each of the Board and the Compensation Committee is considered to be a Plan Administrator for purposes of this Proposal 2. Subject to the terms of the Amended 2007 Plan, the Plan Administrator may determine the recipients, numbers and types of awards to be granted, and terms and conditions of the awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, the Plan Administrator also determines the fair market value applicable to a stock award and the exercise price of stock options and stock appreciation rights granted under the Amended 2007 Plan.

The Plan Administrator may also delegate to one or more officers the authority to designate employees who are not officers to be recipients of certain stock awards and the number of shares subject to such stock awards. Under any such delegation, the Plan Administrator will specify the total number of shares of our common stock that may be subject to the stock awards granted by such officer. The officer may not grant a stock award to himself or herself.

Repricing; Cancellation and Re-Grant of Stock Awards

Under the Amended 2007 Plan, the Plan Administrator does not have the authority to reprice any outstanding stock option or stock appreciation right by reducing the exercise price of the stock option or stock appreciation right or to cancel any outstanding stock option or stock appreciation right that has an exercise price greater than the current fair market value of our common stock in exchange for cash or other stock awards without obtaining the approval of our stockholders within 12 months prior to the repricing or cancellation and re-grant event.

Stock Options

Stock options may be granted under the Amended 2007 Plan pursuant to stock option agreements. The Amended 2007 Plan permits the grant of stock options that qualify as incentive stock options, or ISOs, and nonstatutory stock options, or NSOs. Individual stock option agreements may be more restrictive as to any or all of the permissible terms described in this section.

The exercise price of NSOs may not be less than 100% of the fair market value of the common stock subject to the stock option on the date of grant. The exercise price of ISOs may not be less than 100% of the fair market value of the common stock subject to the stock option on the date of grant and, in some cases (see *Limitations on Incentive Stock Options* below), may not be less than 110% of such fair market value.

The term of stock options granted under the Amended 2007 Plan may not exceed ten years and, in some cases (see "Limitations on Incentive Stock Options" below), may not exceed five years. Unless the terms of a participant's stock option agreement or other agreement with us provide for earlier or later termination, if a participant's service relationship with us, or any affiliate of ours, ceases due to death or disability (or the participant dies within a certain period, if any, following cessation of service), the participant, or his or her beneficiary, as applicable, may exercise any vested stock options for up to 12 months after the date the service relationship ends due to the participant's disability or for up to 18 months after the date of the participant's death. Except as explicitly

provided otherwise in a participant's stock option agreement or other agreement with us, if a participant's service relationship with us, or any affiliate of ours, is terminated for cause, all stock options held by the participant will terminate upon the date of the participant's termination of service and the participant will be prohibited from exercising any stock option from such termination date. Except as explicitly provided otherwise in a participant's stock option agreement or other agreement with us, if a participant's service relationship with us, or any affiliate of ours, ceases for any other reason other than a "for cause" termination, the participant may exercise any vested stock options for up to 90 days after the date the service relationship ends. Except as explicitly provided otherwise in a participant's stock option agreement or other agreement with us, if a participant's service relationship with us, or any affiliate of ours, terminates due to a "for cause" termination, the participant will forfeit his vested options. Under the Amended 2007 Plan, the stock option term may be extended in the event that exercise of the stock option following termination of service is prohibited by applicable securities laws or would subject the participant to short-swing liability under the Securities Exchange Act of 1934, as amended. In no event may a stock option be exercised after its original expiration date.

Acceptable forms of consideration for the purchase of our common stock pursuant to the exercise of a stock option under the Amended 2007 Plan will be determined by the Plan Administrator and may include: (i) cash, check, bank draft, money order, or electronic funds transfer; (ii) payment pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board; (iii) a net exercise feature (for NSOs only); or (iv) other legal consideration approved by the Plan Administrator.

Stock options granted under the Amended 2007 Plan may become exercisable in cumulative increments, or "vest," as determined by the Plan Administrator at the rate specified in the stock option agreement. Shares covered by different stock options granted under the Amended 2007 Plan may be subject to different vesting schedules as the Plan Administrator may determine. The Plan Administrator also has flexibility to provide for accelerated vesting of stock awards in certain events. In the event that a participant's continuous service terminates due to death, all of the participant's outstanding stock options will become fully vested and exercisable as of such termination date.

Generally, a participant may not transfer a stock option granted under the Amended 2007 Plan other than by will or the laws of descent and distribution or pursuant to a domestic relations order or an official marital settlement agreement. However, to the extent permitted under the terms of the applicable stock option agreement, a participant may designate a beneficiary who may exercise the stock option following the participant's death.

Limitations on Incentive Stock Options

The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to ISOs that are exercisable for the first time by a participant during any calendar year under all of our stock plans may not exceed $100,000. The stock options or portions of stock options that exceed this limit or otherwise fail to qualify as ISOs are treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any affiliate unless the following conditions are satisfied:

- the exercise price of the ISO must be at least 110% of the fair market value of the stock subject to the ISO on the date of grant; and
- the term of the ISO must not exceed five years from the date of grant.

The aggregate maximum number of shares of common stock that may be issued pursuant to the exercise of ISOs granted under the Amended 2007 Plan (including stock options granted as incentive stock options under the Prior Plans) is 250,000,000 shares.

Restricted Stock Awards

Restricted stock awards may be granted under the Amended 2007 Plan pursuant to restricted stock award agreements. A restricted stock award may be granted in consideration for cash, check, bank draft or money order payable to us, the recipient's services performed for us or an affiliate of ours, or any other form of legal consideration acceptable to the Plan Administrator. Shares of our common stock acquired under a restricted stock award may be subject to forfeiture to us in accordance with a vesting schedule to be determined by the Plan Administrator, provided that in the event that a participant's continuous service terminates due to death, the participant's restricted stock award will become fully vested as of the termination date. Rights to acquire shares of our common stock under a restricted stock award may be transferred only upon such terms and conditions as are set forth in the restricted stock award agreement. Except as otherwise provided in the applicable restricted stock award agreement, restricted stock awards that have not vested will be forfeited or repurchased upon the participant's termination of continuous service for any reason.

Restricted Stock Unit Awards

Restricted stock unit awards may be granted under the Amended 2007 Plan pursuant to restricted stock unit award agreements. Payment of any purchase price may be made in any legal form acceptable to the Plan Administrator. We will settle a payment due to a recipient of a restricted stock unit award by delivery of shares of our common stock, by cash, by a combination of cash and stock, or in any other form of consideration determined by the Plan Administrator and set forth in the restricted stock unit award agreement. Under the Amended 2007 Plan, dividend equivalents may be credited in respect of shares of our common stock covered by a restricted stock unit award. Restricted stock unit awards may be subject to vesting in accordance with a vesting schedule to be determined by the Plan Administrator, provided that in the event that a participant's continuous service terminates due to death, the participant's restricted stock unit award will become fully vested as of the termination date. Except as otherwise provided in the applicable restricted stock unit award agreement, restricted stock units that have not vested will be forfeited upon the participant's termination of continuous service for any reason.

Stock Appreciation Rights

Stock appreciation rights may be granted under the Amended 2007 Plan pursuant to stock appreciation right agreements. Each stock appreciation right is denominated in common stock share equivalents. The strike price of each stock appreciation right will be determined by the Plan Administrator but will in no event be less than 100% of the fair market value of the stock subject to the stock appreciation right at the time of grant. The Plan Administrator may also impose restrictions or conditions upon the vesting of stock appreciation rights that it deems appropriate, provided that in the event that a participant's continuous service terminates due to death, the participant's stock appreciation rights will become fully vested as of the termination date. Stock appreciation rights may be paid in our common stock, in cash, in a combination of cash and stock, or in any other form of legal consideration approved by the Plan Administrator and set forth in the stock appreciation right agreement. Stock appreciation rights will be subject to the same conditions upon termination and restrictions on transfer as stock options under the Amended 2007 Plan.

Performance Awards

The Amended 2007 Plan allows NVIDIA to grant cash and stock-based performance awards that may qualify as performance-based compensation that is not subject to the $1 million limitation on the income tax deductibility of compensation paid per covered employee imposed by Section 162(m) of the Code.

A performance stock award is a stock award that may be granted, may vest, or may be exercised upon achievement of pre-determined performance goals. A performance stock award may require the completion of a specified period of continuous service. The length of any performance period, the performance goals to be achieved during the performance period, and the measure of whether and to what degree such performance goals have been attained will be determined by the Compensation Committee, except that the Board also may make any such determinations to the extent that the award is not intended to comply with Section 162(m) of the Code. In addition, to the extent permitted by applicable law and the award agreement, the Board (or Compensation Committee, as applicable) may determine that cash may be used in payment of performance stock awards. In the event that a participant's continuous service terminates due to death, the participant's performance stock award will be deemed to have been earned at the target level of performance, will be fully vested and will be issued promptly following the date of death.

A performance cash award is a cash award that is payable contingent upon the achievement of performance goals during a performance period. A performance cash award may also require the completion of a specified period of continuous service. The length of any performance period, the performance goals to be achieved during the performance period, and the measure of whether and to what degree such performance goals have been attained will be determined by the Compensation Committee, except that the Board also may make any such determinations to the extent that the award is not intended to comply with Section 162(m) of the Code. The Board (or Compensation Committee, as applicable) may specify the form of payment of performance cash awards, which may be cash or other property, or may provide for a participant to have the option for his or her performance cash award, or such portion thereof as the Board (or Compensation Committee, as applicable) may specify, to be paid in whole or in part in cash or other property. In addition, to the extent permitted by applicable law and the applicable award agreement, the Board (or Compensation Committee, as applicable) may determine that common stock authorized under the Amended 2007 Plan may be used in payment of performance cash awards.

In granting a performance award intended to qualify as "performance-based compensation" under Section 162(m) of the Code, the Compensation Committee will set a period of time, or a performance period, over which the attainment of one or more goals, or performance goals, will be measured. Within the time period prescribed by Section 162(m) of the Code, at a time when the achievement of the performance goals remains substantially uncertain (typically no later than the earlier of the 90th day of a performance period and the date on which 25% of the performance period has elapsed), the Compensation Committee will establish the performance goals, based upon one or more criteria, or performance criteria, enumerated in the Amended 2007 Plan and

described below. As soon as administratively practicable following the end of the performance period, the Compensation Committee will certify (in writing) whether the performance goals have been satisfied.

Performance goals under the Amended 2007 Plan will be based on any one or more of the following performance criteria: (1) earnings (including earnings per share and net earnings); (2) earnings before interest, taxes and depreciation; (3) earnings before interest, taxes, depreciation and amortization (EBITDA); (4) earnings before interest, taxes, depreciation, amortization and legal settlements; (5) earnings before interest, taxes, depreciation, amortization, legal settlements and other income (expense); (6) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense) and stock-based compensation; (7) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense), stock-based compensation and changes in deferred revenue; (8) total stockholder return; (9) return on equity or average stockholder's equity; (10) return on assets, investment, or capital employed; (11) stock price; (12) operating margin; (13) margin (including gross margin); (14) operating income; (15) operating income after taxes; (16) net income (before or after taxes); (17) net income (after exclusion of extraordinary items as determined in the discretion of the Committee (or, if not required for compliance with Section 162(m) of the Code, the Board)); (18) net operating income; (19) net operating income after tax; (20) pre- and after-tax income; (21) pre-tax profit; (22) operating cash flow; (23) sales or revenue targets; (24) orders and revenue; (25) increases in revenue or product revenue; (26) expenses and cost reduction goals; (27) improvement in or attainment of expense levels; (28) improvement in or attainment of working capital levels; (29) economic value added (or an equivalent metric); (30) market share; (31) cash flow; (32) cash flow per share; (33) share price performance; (34) debt reduction; (35) implementation or completion of projects or processes; (36) customer satisfaction; (37) stockholders' equity; (38) capital expenditures; (39) debt levels; (40) operating profit or net operating profit; (41) workforce diversity; (42) growth of net income or operating income; (43) billings; (44) bookings; (45) employee retention; (46) quality measures; and (47) to the extent that an award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by the Compensation Committee or Board.

Performance goals may be based on a company-wide basis, with respect to one or more business units, divisions, affiliates or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Under the Amended 2007 Plan, unless specified otherwise by the Compensation Committee (or, if not required for compliance with Section 162(m) of the Code, the Board) (i) in the award agreement at the time the award is granted or (ii) in such other document setting forth the performance goals at the time the performance goals are established, the Compensation Committee (or, if not required for compliance with Section 162(m) of the Code, the Board) will appropriately make adjustments in the method of calculating the attainment of performance goals for a performance period: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of any "extraordinary items" as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by the Company achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under our bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to expensed under generally accepted accounting principles; (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles; and (12) to exclude the effect of any other unusual, non-recurring gain or loss or other extraordinary item. In addition, the Compensation Committee (or, if not required for compliance with Section 162(m) of the Code, the Board) retains the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of performance goals and to define the manner of calculating the performance criteria it selects to use for a performance period.

Other Stock Awards

Other forms of stock awards valued in whole or in part with reference to our common stock may be granted either alone or in addition to other stock awards under the Amended 2007 Plan. The Plan Administrator will have sole and complete authority to determine the persons to whom and the time or times at which such other stock awards will be granted, the number of shares of our common stock to be granted and all other conditions of such other stock awards. In the event a participant's continuous service terminates due to death, then any such other stock awards held by the participant will become fully vested as of the termination date.

Clawback Policy

Awards granted under the Amended 2007 Plan will be subject to recoupment in accordance with any clawback policy that we are required to adopt pursuant to the listing standards of any national securities exchange or association on which our securities

are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law. In addition, the Plan Administrator may impose other clawback, recovery or recoupment provisions in an award agreement as the Plan Administrator determines necessary or appropriate, including a reacquisition right in respect of previously acquired shares of our common stock or other cash or property upon the occurrence of cause.

Changes to Capital Structure

In the event of certain capitalization adjustments, the Plan Administrator will appropriately adjust: (i) the class(es) and maximum number of securities subject to the Amended 2007 Plan; (ii) the class(es) and maximum number of securities that may be issued pursuant to the exercise of ISOs; (iii) the class(es) and maximum number of securities that may be awarded to any person pursuant to Section 162(m) limits; and (iv) the class(es) and number of securities and price per share of stock subject to outstanding stock awards.

Corporate Transactions; Change in Control

In the event of a corporate transaction or a change in control (as defined in the Amended 2007 Plan and described below), outstanding stock awards under the Amended 2007 Plan may be assumed, continued, or substituted by the surviving or acquiring corporation (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue, or substitute such stock awards, then (i) any such stock awards that are held by participants whose continuous service has not terminated immediately prior to the effective time of the transaction will become fully vested and exercisable, and such stock awards will be terminated if not exercised prior to the effective date of the corporate transaction and any reacquisition or repurchase rights held by us with respect to such stock awards will lapse, and (ii) all other stock awards will be terminated if not exercised on or prior to the effective date of the corporate transaction, provided that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised.

For purposes of the Amended 2007 Plan, a corporate transaction generally will be deemed to occur in the event of the consummation of: (i) a sale or other disposition of all or substantially all of our consolidated assets; (ii) a sale or other disposition of at least 50% of our outstanding securities, in the case of awards granted on or after the date of the 2012 Annual Meeting, and at least 90% of our outstanding securities, in the case of awards granted prior to the date of the 2012 Annual Meeting; (iii) a merger, consolidation or similar transaction following which we are not the surviving corporation or (iv) a merger, consolidation or similar transaction following which we are the surviving corporation but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.

For purposes of the Amended 2007 Plan, a change in control generally will be deemed to occur in the event: (i) a person, entity or group acquires, directly or indirectly, securities of NVIDIA representing more than 50% of the combined voting power of our then outstanding securities, other than by virtue of a merger, consolidation, or similar transaction; (ii) there is consummated a merger, consolidation, or similar transaction and, immediately after the consummation of such transaction, our stockholders immediately prior thereto do not own, directly or indirectly, more than 50% of the combined outstanding voting power of the surviving entity or the parent of the surviving entity in substantially the same proportions as their ownership of our outstanding voting securities immediately prior to such transaction; (iii) there is consummated a sale or other disposition of all or substantially all of our consolidated assets, other than a sale or other disposition to an entity in which more than 50% of the entity's combined voting power is owned by our stockholders in substantially the same proportions as their ownership of our outstanding voting securities immediately prior to such sale or other disposition; or (iv) a majority of our Board becomes comprised of individuals whose nomination, appointment, or election was not approved by a majority of the Board members or their approved successors.

Plan Amendments and Termination

The Plan Administrator will have the authority to amend or terminate the Amended 2007 Plan at any time. However, except as otherwise provided in the Amended 2007 Plan, no amendment or termination of the Amended 2007 Plan may materially impair any rights under awards already granted to a participant unless agreed to by the affected participant. We will obtain stockholder approval of any amendment to the Amended 2007 Plan as required by applicable law and listing requirements. Unless sooner terminated, the Amended 2007 Plan will automatically terminate on March 21, 2022, which is the day before the tenth anniversary of the date the Amended 2007 Plan was adopted by our Compensation Committee.

U.S. Federal Income Tax Consequences

The following is a summary of the principal United States federal income taxation consequences to participants and us with respect to participation in the Amended 2007 Plan. This summary is not intended to be exhaustive, and does not discuss the income tax laws of any city, state or foreign jurisdiction in which a participant may reside. The information is based upon current federal

income tax rules and therefore is subject to change when those rules change. Because the tax consequences to any participant may depend on his or her particular situation, each participant should consult the participant's tax adviser regarding the federal, state, local, and other tax consequences of the grant or exercise of an award or the disposition of stock acquired the Amended 2007 Plan. The Amended 2007 Plan is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974. Our ability to realize the benefit of any tax deductions described below depends on our generation of taxable income as well as the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of our tax reporting obligations.

Nonstatutory Stock Options

Generally, there is no taxation upon the grant of an NSO if the stock option is granted with an exercise price equal to the fair market value of the underlying stock on the grant date. On exercise, a participant will recognize ordinary income equal to the excess, if any, of the fair market value on the date of exercise of the stock over the exercise price. If the participant is employed by us or one of our affiliates, that income will be subject to withholding taxes. The participant's tax basis in those shares will be equal to their fair market value on the date of exercise of the stock option, and the participant's capital gain holding period for those shares will begin on that date.

Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the participant.

Incentive Stock Options

The Amended 2007 Plan provides for the grant of stock options that qualify as "incentive stock options," as defined in Section 422 of the Code. Under the Code, a participant generally is not subject to ordinary income tax upon the grant or exercise of an ISO. If the participant holds a share received on exercise of an ISO for more than two years from the date the stock option was granted and more than one year from the date the stock option was exercised, which is referred to as the required holding period, the difference, if any, between the amount realized on a sale or other taxable disposition of that share and the holder's tax basis in that share will be long-term capital gain or loss.

If, however, a participant disposes of a share acquired on exercise of an ISO before the end of the required holding period, which is referred to as a disqualifying disposition, the participant generally will recognize ordinary income in the year of the disqualifying disposition equal to the excess, if any, of the fair market value of the share on the date the ISO was exercised over the exercise price. However, if the sales proceeds are less than the fair market value of the share on the date of exercise of the stock option, the amount of ordinary income recognized by the participant will not exceed the gain, if any, realized on the sale. If the amount realized on a disqualifying disposition exceeds the fair market value of the share on the date of exercise of the stock option, that excess will be short-term or long-term capital gain, depending on whether the holding period for the share exceeds one year.

For purposes of the alternative minimum tax, the amount by which the fair market value of a share of stock acquired on exercise of an ISO exceeds the exercise price of that stock option generally will be an adjustment included in the participant's alternative minimum taxable income for the year in which the stock option is exercised. If, however, there is a disqualifying disposition of the share in the year in which the stock option is exercised, there will be no adjustment for alternative minimum tax purposes with respect to that share. In computing alternative minimum taxable income, the tax basis of a share acquired on exercise of an ISO is increased by the amount of the adjustment taken into account with respect to that share for alternative minimum tax purposes in the year the stock option is exercised.

We are not allowed an income tax deduction with respect to the grant or exercise of an ISO or the disposition of a share acquired on exercise of an ISO after the required holding period. If there is a disqualifying disposition of a share, however, we are allowed a deduction in an amount equal to the ordinary income includible in income by the participant, subject to Section 162 (m) of the Code and provided that amount constitutes an ordinary and necessary business expense for us and is reasonable in amount, and either the employee includes that amount in income or we timely satisfy our reporting requirements with respect to that amount.

Restricted Stock Awards

Generally, the recipient of a restricted stock award will recognize ordinary income at the time the stock is received equal to the excess, if any, of the fair market value of the stock received over any amount paid by the recipient in exchange for the stock. If, however, the stock is not vested when it is received (for example, if the employee is required to work for a period of time in order to have the right to sell the stock), the recipient generally will not recognize income until the stock becomes vested, at which

time the recipient will recognize ordinary income equal to the excess, if any, of the fair market value of the stock on the date it becomes vested over any amount paid by the recipient in exchange for the stock. A recipient may, however, file an election with the Internal Revenue Service, within 30 days following his or her receipt of the stock award, to recognize ordinary income, as of the date the recipient receives the award, equal to the excess, if any, of the fair market value of the stock on the date the award is granted over any amount paid by the recipient for the stock.

The recipient's basis for the determination of gain or loss upon the subsequent disposition of shares acquired from stock awards will be the amount paid for such shares plus any ordinary income recognized either when the stock is received or when the stock becomes vested.

Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the stock award.

Restricted Stock Unit Awards

Generally, the recipient of a stock unit structured to conform to the requirements of Section 409A of the Code or an exception to Section 409A of the Code will recognize ordinary income at the time the stock is delivered equal to the excess, if any, of the fair market value of the shares of our common stock received over any amount paid by the recipient in exchange for the shares of our common stock. To conform to the requirements of Section 409A of the Code, the shares of our common stock subject to a stock unit award may generally only be delivered upon one of the following events: a fixed calendar date (or dates), separation from service, death, disability or a change in control. If delivery occurs on another date, unless the stock units otherwise comply with or qualify for an exception to the requirements of Section 409A of the Code, in addition to the tax treatment described above, the recipient will owe an additional 20% federal tax and interest on any taxes owed.

The recipient's basis for the determination of gain or loss upon the subsequent disposition of shares acquired from stock units will be the amount paid for such shares plus any ordinary income recognized when the stock is delivered.

Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the stock award.

Stock Appreciation Rights

We may grant under the Amended 2007 Plan stock appreciation rights separate from any other award or in tandem with other awards under the Amended 2007 Plan. Where the stock appreciation rights are granted with a strike price equal to the fair market value of the underlying stock on the grant date, the recipient will recognize ordinary income equal to the fair market value of the stock or cash received upon such exercise. Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code, and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the stock appreciation right.

New Plan Benefits

Awards under the Amended 2007 Plan are discretionary and are not subject to set benefits or amounts, and we have not approved any awards that are conditioned on stockholder approval of the Amended 2007 Plan. Accordingly, we cannot currently determine the benefits or number of shares subject to awards that may be granted in the future to our executive officers, directors or employees under the Amended 2007 Plan.

2007 Plan Benefits

The following table shows, for each of the named executive officers and the various groups indicated, the number of stock options and restricted stock units underlying shares of our common stock that have been granted (even if not currently outstanding) under the 2007 Plan since its approval by the stockholders in 2007 and through March 23, 2012.

Name and position	Number of shares subject to stock awards
Jen-Hsun Huang Chief Executive Officer and President	2,344,025
Karen Burns Interim Chief Financial Officer	166,600
Ajay K. Puri Executive Vice President, Worldwide Sales	616,813
David M. Shannon Executive Vice President, General Counsel and Secretary	660,125
Debora Shoquist Executive Vice President, Operations	775,850
David L. White Former Executive Vice President and Chief Financial Officer	560,000
All Current Executive Officers as a Group (5 People)	4,563,413
All Current Non-Executive Directors as a Group	1,566,092
All Current and Former Employees as a Group (including all current non-executive officers)	70,880,440
Each Nominee for Director as a Group (3 People)	665,000
Each Associate of any Director, Executive Officer or Nominee	—
Each Other Current 5% Holder or Future 5% Recipient	—

Required Vote and Board of Directors Recommendation

A majority of the shares present, in person or represented by proxy and entitled to vote at the annual meeting must vote "**FOR**" the Amended 2007 Plan for it to be adopted. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this matter has been approved. The Amended 2007 Plan will not go into effect if our stockholders do not vote FOR approval of the Amended 2007 Plan. Please vote as soon as possible.

THE BOARD RECOMMENDS A VOTE FOR PROPOSAL 2.

PROPOSAL 3

APPROVAL OF 2012 EMPLOYEE STOCK PURCHASE PLAN

The NVIDIA Corporation 2012 Employee Stock Purchase Plan, or the 2012 Purchase Plan, was adopted by our Compensation Committee on March 22, 2012, subject to stockholder approval. The 2012 Purchase Plan is the successor to our 1998 Employee Stock Purchase Plan, or the 1998 Purchase Plan.

If this Proposal 3 is approved by our stockholders, the 2012 Purchase Plan will become effective upon the date of the 2012 Annual Meeting and no additional purchase rights will be granted under the 1998 Purchase Plan (although all outstanding purchase rights granted under the 1998 Purchase Plan will continue to be subject to the terms of the 1998 Purchase Plan and any offering document describing the terms and conditions of offerings made pursuant to the 1998 Purchase Plan). In the event that our stockholders do not approve this Proposal 3, the 2012 Purchase Plan will not become effective and the 1998 Purchase Plan will continue in its current form.

We believe it is in the best interests of NVIDIA and our stockholders to continue to provide our employees with the opportunity to acquire an ownership interest in NVIDIA through their participation in the 2012 Purchase Plan, encouraging them to remain in our employ and more closely aligning their interests with those of our stockholders.

Description of the 2012 Employee Stock Purchase Plan

The material features of the 2012 Purchase Plan are outlined below. The following description of the 2012 Purchase Plan is a summary only and is qualified in its entirety by reference to the complete text of the 2012 Purchase Plan. Stockholders are urged to read the actual text of the 2012 Purchase Plan in its entirety, which is appended to this Proxy Statement as Appendix B.

Purpose and Background

The purpose of the 2012 Purchase Plan is to provide a means by which certain employees may be given an opportunity to purchase our common stock to attract, motivate, and retain the services of those individuals, and to provide incentives for those individuals to exert maximum efforts toward our success.

The 2012 Purchase Plan includes two components. One component is designed to allow eligible employees to purchase our common stock in a manner that may qualify for favorable tax treatment under Section 423 of the Code. In addition, purchase rights may be granted under a component that does not qualify for such favorable tax treatment because of deviations necessary to permit participation by eligible employees who are foreign nationals or employed outside of the U.S. while complying with applicable foreign laws.

Administration

The 2012 Purchase Plan is administered by our Board, which may in turn delegate authority to administer the 2012 Purchase Plan to a committee. Our Board has delegated concurrent authority to administer the 2012 Purchase Plan to the Compensation Committee, but may, at any time, revest in itself some or all of the power previously delegated to the Compensation Committee. Each of the Board and the Compensation Committee is considered to be a Plan Administrator for purposes of this Proposal 3. The Plan Administrator has the final power to construe and interpret both the 2012 Purchase Plan and the purchase rights granted thereunder. The Plan Administrator has the power, subject to the provisions of the 2012 Purchase Plan, to determine the provisions of each offering of rights to purchase our common stock, and whether employees of any of our parent or subsidiary companies will be eligible to participate in the 2012 Purchase Plan.

Stock Subject to 2012 Purchase Plan

If this Proposal 3 is approved, the total number of shares of our common stock reserved for issuance under the 2012 Purchase Plan will not exceed 55,432,333 shares. This aggregate share reserve is the sum of (i) 32,000,000 newly requested shares, (ii) the number of shares that would otherwise remain available for future offerings under the 1998 Purchase Plan as of the effective date of the 2012 Purchase Plan (which may not exceed 8,432,333 shares), and (iii) the number of shares subject to outstanding purchase rights granted under the 1998 Purchase Plan that would otherwise have returned to the 1998 Purchase Plan (such as upon the cancellation or expiration of an outstanding purchase right), as such shares become available from time to time (which may not exceed 15,000,000 shares).

If any purchase right granted under the 2012 Purchase Plan terminates without having been exercised, the shares of common stock not purchased under such purchase right will again become available for issuance under the 2012 Purchase Plan.

As of March 23, 2012, no purchase rights have been granted under the 2012 Purchase Plan.

Offering Periods

Shares of our common stock are offered under the 2012 Purchase Plan through a series of offering periods of such duration as determined by the Plan Administrator, provided that in no event may an offering period exceed 27 months. We may have concurrent or overlapping separate Offerings which vary in terms (although not inconsistent with the provisions in the 2012 Purchase Plan and not inconsistent with the requirements of applicable laws). Each offering period consists of one or more purchase dates, as determined by the Plan Administrator prior to the commencement of that offering period. The Plan Administrator has the authority to alter the duration of subsequent offering periods or change the number of purchase dates within each such offering period. When an eligible employee elects to join an offering period, he or she is granted a purchase right to acquire shares of our common stock on each purchase date within the offering period. On the purchase date, all contributions collected from the participant are automatically applied to the purchase of our common stock, subject to certain limitations.

The Plan Administrator has the discretion to structure an offering so that if the fair market value of our common stock on the first trading day of a new purchase period within the offering period is less than or equal to the fair market value of our common stock on the first day of the offering period, then that offering will terminate immediately as of that first trading day, and the participants in such terminated offering will be automatically enrolled in a new offering beginning on the first trading day of such new purchase period.

Eligibility

Generally, each regular employee (including officers) employed by us, by any of our parent or subsidiary companies designated by the Plan Administrator, or by any branch or representative office of any of our parent or subsidiary companies designated by the Plan Administrator may participate in offerings under the 2012 Purchase Plan, provided such employee has been in our continuous employment for such period preceding the first day of the offering period as the Plan Administrator may require, but in no event may the required period of continuous employment be greater than two years. In addition, the Plan Administrator may (unless prohibited by law) provide that an employee will not be eligible to be granted purchase rights under the 2012 Purchase Plan unless such employee is customarily employed for more than 20 hours per week and five months per calendar year. The Plan Administrator may provide in any offering that certain of our employees who are "highly compensated" as defined in the Code are not eligible to participate in the 2012 Purchase Plan.

However, no employee is eligible to participate in the 2012 Purchase Plan if, immediately after the grant of purchase rights, the employee would own, directly or indirectly, stock possessing 5% or more of the total combined voting power or value of all classes of our stock or of any of our parent or subsidiary companies, including any stock which such employee may purchase under all outstanding purchase rights and options. In addition, no employee may purchase more than $25,000 worth of our common stock, valued at the time each purchase right is granted, for each calendar year during which those purchase rights are outstanding.

All of our approximately 7,500 employees working more than 20 hours per week as of March 23, 2012 are eligible to participate in the 2012 Purchase Plan.

Participation in the 2012 Purchase Plan

An eligible employee may enroll in the 2012 Purchase Plan by delivering to us, prior to the date selected by the Plan Administrator as the beginning of an offering period, an agreement authorizing contributions as specified by the Plan Administrator, which may be up to 15% of such employee's earnings during the applicable period.

Purchase Price

The purchase price per share at which shares of our common stock are sold on each purchase date during an offering period will not be less than 85% of the lesser of (i) the fair market value per share of our common stock on that purchase date or (ii) the fair market value per share of our common stock on the first day of the offering period. As of March 23, 2012, the closing price of our common stock as reported on the NASDAQ Global Select Market was $14.545 per share.

Payment of Purchase Price; Contributions

The purchase price of the shares is generally funded by payroll deductions accumulated over the offering period, unless otherwise required by local laws. During an offering, a participant may change his or her rate of contributions, as determined by the Plan Administrator in the offering. All contributions made for a participant are credited to his or her account under the 2012 Purchase Plan and deposited with our general funds.

Purchase of Stock

By executing an agreement to participate in the 2012 Purchase Plan, an employee is entitled to purchase shares under the 2012 Purchase Plan. In connection with offerings made under the 2012 Purchase Plan, the Plan Administrator may specify a maximum number of shares of common stock that each participant may purchase and a maximum aggregate number of shares of common stock that may be purchased by all participants in such offering. If the aggregate number of shares to be purchased upon exercise of outstanding purchase rights in the offering would exceed any such maximum number, the Plan Administrator will make a pro rata allocation of available shares in a uniform and equitable manner. Unless an employee's participation is discontinued, his or her right to purchase shares is exercised automatically on the next purchase date at the applicable price. See "Withdrawal" below.

Withdrawal

Participants may withdraw from a given offering period by delivering a withdrawal form provided by us and terminating their contributions. Such withdrawal may occur at any time prior to the end of an offering, except as otherwise provided by the Plan Administrator. Upon such withdrawal, we will refund accumulated but unused contributions without interest to the employee, and such employee's right to participate in that offering will terminate. However, an employee's withdrawal from an offering does not affect such employee's eligibility to participate in future offerings under the 2012 Purchase Plan.

Termination of Employment

Purchase rights granted pursuant to any offering under the 2012 Purchase Plan terminate immediately upon cessation of employment for any reason or if a participant is otherwise no longer eligible to participate, and we will refund all accumulated contributions to such employee without interest.

Restrictions on Transfer and Sales

Purchase rights granted under the 2012 Purchase Plan are not transferable and may be exercised only by the person to whom such rights are granted, except by will, by the laws of descent and distribution, or, if permitted by the Company, by a beneficiary designation.

Changes in Capitalization

In the event of certain capitalization adjustments, the Plan Administrator will appropriately adjust: (i) the class(es) and maximum number of securities subject to the 2012 Purchase Plan; (ii) the class(es) and number of securities and price per share in effect under each outstanding purchase right; and (iii) the class(es) and number of securities that are the subject of any purchase limits under each ongoing offering.

Effect of Certain Corporate Transactions

In the event of a corporate transaction (as defined in the 2012 Purchase Plan and described below), any surviving or acquiring corporation (or its parent company) may assume or continue outstanding purchase rights or substitute similar purchase rights for outstanding purchase rights. If the surviving or acquiring corporation (or its parent company) does not assume or continue such rights or substitute similar rights, then the participants' accumulated contributions will be applied to the purchase of shares of our common stock within 10 business days prior to the corporate transaction, and such outstanding purchase rights will terminate immediately thereafter.

For purposes of the 2012 Purchase Plan, a corporate transaction generally will be deemed to occur in the event of the consummation of: (i) a sale or other disposition of all or substantially all of our consolidated assets; (ii) a sale or other disposition of at least 50% of our outstanding securities; (iii) a merger, consolidation or similar transaction following which we are not the surviving corporation; or (iv) a merger, consolidation or similar transaction following which we are the surviving corporation but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.

Plan Amendments and Termination

The Plan Administrator may amend or terminate the 2012 Purchase Plan at any time. However, purchase rights granted before amendment or termination of the 2012 Purchase Plan will not be materially impaired by any such amendment or termination, except (i) with the consent of the affected participant, (ii) as necessary to comply with any laws, listing requirements or governmental regulations (including Section 423 of the Code) or (iii) as necessary to obtain or maintain favorable tax, listing, or regulatory treatment. We will obtain stockholder approval of any amendment to the 2012 Purchase Plan as required by applicable law and listing requirements.

U.S. Federal Income Tax Consequences

The following is a summary of the principal United States federal income taxation consequences to employees and us with respect to participation in the component of the 2012 Purchase Plan intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Code. This summary is not intended to be exhaustive, and does not discuss the income tax laws of any city, state or foreign jurisdiction in which a participant may reside or the taxation consequences with respect to participation in any component of the 2012 Purchase Plan not intended to meet the requirements of Section 423 of the Code. The information is based upon current federal income tax rules and therefore is subject to change when those rules change. Because the tax consequences to any participant may depend on his or her particular situation, each participant should consult the recipient's tax adviser regarding the federal, state, local, and other tax consequences of the grant or exercise of a purchase right or the disposition of stock acquired under the 2012 Purchase Plan. The 2012 Purchase Plan is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974. Our ability to realize the benefit of any tax deductions described below depends on our generation of taxable income as well as the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of our tax reporting obligations.

Under the component of the 2012 Purchase Plan that is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Code, a participant will be taxed on amounts withheld for the purchase of shares of our common stock as if such amounts were paid directly to the participant. However, no taxable income will be recognized by a participant, and no deductions will be allowable to us, upon either the grant or exercise of purchase rights. Taxable income will not be recognized until there is a sale or other disposition of the shares acquired under the 2012 Purchase Plan, or in the event the participant should die while still owning the purchased shares.

If a participant sells or otherwise disposes of the purchased shares within two years after the beginning of the offering period in which such shares were acquired or within one year after the actual purchase date of those shares, then the participant will recognize ordinary income in the year of sale or disposition equal to the amount by which the fair market value of the shares on the purchase date exceeded the purchase price paid for those shares, and we will be entitled to an income tax deduction, for the taxable year in which such disposition occurs, equal in amount to such excess. The participant will also recognize a capital gain to the extent the amount realized upon the sale of the shares exceeds the sum of the aggregate purchase price for those shares and the ordinary income recognized in connection with their acquisition.

If the participant sells or disposes of the purchased shares more than two years after the beginning of the offering period in which such shares were acquired and more than one year after the actual purchase date of those shares, the participant will generally recognize ordinary income in the year of sale or disposition equal to the lesser of (a) the excess of the fair market value of the shares at the time of such disposition over the purchase price or (b) the excess of the fair market value of the shares as of the beginning of the offering period over the purchase price. Any further gain or any loss will be taxed as a long-term capital gain or loss. We will not be entitled to an income tax deduction with respect to such disposition.

If the participant still owns the purchased shares at the time of death, then a transfer by the estate will be considered a distribution and the lesser of the following amounts will be treated as ordinary income: (a) the excess of the fair market value of the shares at the time of death over the purchase price or (b) the excess of the fair market value of the shares as of the beginning of the offering period over the purchase price. Any further gain or any loss will be taxed as a long-term capital gain or loss.

New Plan Benefits

Participation in the 2012 Purchase Plan will be voluntary and each eligible employee will make his or her own decision whether and to what extent to participate in the 2012 Purchase Plan. In addition, we have not approved any grants of purchase rights that are conditioned on stockholder approval of the 2012 Purchase Plan. Accordingly, we cannot currently determine the benefits or number of shares that will be received in the future by individual employees or groups of employees under the 2012 Purchase Plan. Our non-employee directors will not be eligible to participate in the 2012 Purchase Plan.

Required Vote and Board of Directors Recommendation

A majority of the shares present, in person or represented by proxy and entitled to vote at the annual meeting must vote "**FOR**" the 2012 Purchase Plan for it to be adopted. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this matter has been approved. The 2012 Purchase Plan will not go into effect if our stockholders do not vote FOR approval of the 2012 Purchase Plan. Please vote as soon as possible.

THE BOARD RECOMMENDS A VOTE FOR PROPOSAL 3.

INFORMATION ABOUT THE BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

The following is information for each of the members of our Board as of the date of this proxy statement:

Name	Position with NVIDIA	Age	Director Since	Expiration of Term
Tench Coxe.	Director	54	June 1993	2012
Mark L. Perry	Director	56	May 2005	2012
Mark A. Stevens	Director	52	September 2008*	2012
James C. Gaither.	Director	74	December 1998	2013
Jen-Hsun Huang	Chief Executive Officer, President and Director	49	April 1993	2013
A. Brooke Seawell	Director	64	December 1997	2013
Robert K. Burgess.	Director	54	December 2011	2014
Harvey C. Jones	Director	59	November 1993	2014
William J. Miller.	Lead Director	66	November 1994	2014

* Mr. Stevens previously served as a member of our Board from June 1993 until June 2006.

The brief biographies below include information, as of the date of this proxy statement, regarding the specific and particular experience, qualifications, attributes or skills of each director that led the Nominating and Corporate Governance Committee to believe that that director should continue to serve on the Board. However, each of the members of the Nominating and Corporate Governance Committee may have a variety of reasons why he believes a particular person would be an appropriate nominee for the Board, and these views may differ from the views of other members. The biographies of Messrs. Cox, Perry and Stevens, who are the director nominees for reelection at the 2012 Annual Meeting, are contained under *Proposal 1-Election of Directors* above.

Directors Continuing in Office until our 2013 Annual Meeting

James C. Gaither has been a managing director of Sutter Hill Ventures, a venture capital investment firm, since July 2000. He is a retired partner of the law firm of Cooley LLP and was a partner of the firm from 1971 until 2000 and senior counsel to the firm from 2000 to 2003. Prior to beginning his law practice with the firm in 1969, Mr. Gaither served as a law clerk to The Honorable Earl Warren, Chief Justice of the United States Supreme Court, special assistant to the Assistant Attorney General in the United States Department of Justice and staff assistant to the President of the United States, Lyndon Johnson. Mr. Gaither is a former president of the Board of Trustees at Stanford University, former vice chairman of the board of directors of The William and Flora Hewlett Foundation and immediate past chairman of the Board of Trustees of The Carnegie Endowment for International Peace. Mr. Gaither holds a B.A. degree in Economics from Princeton University and a J.D. degree from Stanford University Law School.

Mr. Gaither's broad experience ranges from venture capital investments in early-stage technology companies to extensive and varied experience in legal affairs. Through his role as a venture capitalist, Mr. Gaither brings to the Board business acumen and expertise in corporate strategy development. As a result of his experience as a partner in a large law firm, Mr. Gaither brings to the Board varied experience in legal affairs and corporate governance experience as well as an understanding of the role and responsibilities of a board of directors. Mr. Gaither also has a deep understanding of our people, products, operations and strategic direction which he acquired over 14 years of service as a member of our Board. The Board believes that these skills and this experience and track record position him to serve NVIDIA well.

Jen-Hsun Huang co-founded NVIDIA in 1993 and has served since our inception as president, chief executive officer and a member of our Board. From 1985 to 1993, Mr. Huang was employed at LSI Logic Corporation, a computer chip manufacturer, where he held a variety of positions, most recently as director of coreware, the business unit responsible for LSI's "system-on-a-chip" strategy. From 1984 to 1985, Mr. Huang was a microprocessor designer for Advanced Micro Devices, Inc., a semiconductor company. Mr. Huang holds a B.S.E.E. degree from Oregon State University and an M.S.E.E. degree from Stanford University.

Mr. Huang is one of the semiconductor industry's most respected executives, having led NVIDIA from a start-up to the world's leader in visual and parallel computing. Under his guidance, we have shown consistent innovation and sharp execution, marked by products that have gained strong market share, even as many competitors have left the marketplace. Mr. Huang has a deep

understanding of our products, people, operations and strategic direction which he acquired over the 19 year period since co-founding NVIDIA in 1993. The Board believes that these leadership skills and this successful track record position him to serve NVIDIA well.

A. Brooke Seawell has been a venture partner with New Enterprise Associates, a venture capital investment firm, since January 2005. From 2000 to 2004, Mr. Seawell was a partner with Technology Crossover Ventures, a venture capital investment firm. From 1997 to 1998, Mr. Seawell was executive vice president of NetDynamics, Inc., an application server software company, which was acquired by Sun Microsystems, Inc. From 1991 to 1997, Mr. Seawell was senior vice president and chief financial officer of Synopsys, Inc., an electronic design automation software company. Mr. Seawell serves on the board of directors of Informatica Corporation, a data integration software company, Glu Mobile, Inc., a publisher of mobile games, and several privately-held companies. Mr. Seawell also serves on the Management Board of the Stanford Graduate School of Business. Mr. Seawell holds a B.A. degree in Economics and an M.B.A. degree in Finance from Stanford University.

Mr. Seawell brings to the Board substantial financial expertise that includes extensive knowledge of the complex financial and operational issues facing large companies, and a deep understanding of accounting principles and financial reporting rules and regulations. He acquired this knowledge in the course of serving as the chief financial officer of a global technology company, working as a venture capitalist and serving as the chairman of the audit committees of boards of directors of two other public companies. Mr. Seawell also has a deep understanding of our people, products, operations and strategic direction, which he acquired over 15 years of service as a member of our Board. The Board believes that these skills and this experience and track record position him to serve NVIDIA well.

Directors Continuing in Office until our 2014 Annual Meeting

Robert K. Burgess has served as an independent investor and board member to technology companies since December 2005. He served as Chief Executive Officer of Macromedia, Inc., a provider of Internet and multimedia software, from 1996 to 2005. He also served on the board of directors of Macromedia from 1996 until 2005, as Chairman of the Board of Macromedia from 1998 until 2005 and as Executive Chairman of Macromedia from 2005 until 2005, when Macromedia was acquired by Adobe Systems Incorporated. Prior to joining Macromedia, Mr. Burgess held key executive positions at Silicon Graphics, Inc., a graphics and computing company, and from 1991 to 1995 served as Chief Executive Officer and a member of the board of directors of Alias Research, Inc., a publicly traded 3D software company, prior to its acquisition by Silicon Graphics. Mr. Burgess currently serves on the board of Adobe Systems Incorporated, IMRIS Inc. and several privately-held companies. Mr. Burgess holds a B.Com. degree from McMaster University in Canada.

As the former Executive Chairman, Chief Executive Officer and Chairman of the Board of Macromedia, as well as several other executive positions, Mr. Burgess has extensive executive leadership experience, as well as extensive knowledge of operational, financial and strategic issues. He also possesses significant experience with business issues in technology organizations as a result of his former executive roles. With more than 15 years experience as a board member of publicly traded companies, Mr. Burgess also has a broad understanding of the role and responsibilities of the board and valuable insight on a number of significant issues in the technology industry.

Harvey C. Jones is the chairman of the board of directors of Tensilica Inc., a privately-held company he co-founded in 1997. Tensilica designs and licenses application-specific microprocessors for use in high-volume embedded systems. Mr. Jones also serves as a private venture capitalist to technology companies. From 1987 through 1998, Mr. Jones held various positions at Synopsys, Inc., an electronic design automation software company, where he served as chief executive officer through 1994 and as executive chairman of the board of directors until 1998. Prior to Synopsys, Mr. Jones served as president and chief executive officer of Daisy Systems Corporation, a computer-aided engineering company that he co-founded in 1981. Mr. Jones served on the board of directors of Wind River Systems, Inc., an embedded software and services provider, from 2004 to 2009. Mr. Jones holds a B.S. degree in Mathematics and Computer Sciences from Georgetown University and an M.S. degree in Management from the Massachusetts Institute of Technology.

Through his experiences as chairman and chief executive officer of a large global technology company and as co-founder of two technology companies, Mr. Jones brings to the Board an in-depth knowledge of the technology industry, significant operating experience, expertise in corporate strategy development, financial expertise, business acumen and insight into current and emerging business trends. Mr. Jones also has a deep understanding of our people, products, operations and strategic direction, which he acquired over 19 years of service as a member of our Board. The Board believes that these skills and this experience and track record position him to serve NVIDIA well.

William J. Miller has served as an independent board member for several companies and has been an occasional consultant to technology companies since October 1999. From 1996 to 1999, Mr. Miller was chief executive officer and chairman of the

board of directors of Avid Technology, Inc., a provider of digital tools for multimedia. Mr. Miller also served as president of Avid Technology from 1996 to 1999. From 1992 to 1995, Mr. Miller served as chief executive officer of Quantum Corporation, a mass storage company. He was a member of the board of directors of Quantum, and Chairman thereof, from 1992 and 1993, respectively, to 1995. From 1981 to 1992, he served in various positions at Control Data Corporation, a supplier of computer hardware, software and services, most recently as executive vice president and president, information services. Mr. Miller serves on the board of directors of Waters Corporation, a scientific instrument manufacturing company, Digimarc Corporation, a developer and supplier of secure identification products and digital watermarking technology, and Glu Mobile, Inc., a publisher of mobile games. Mr. Miller served on the board of directors of Overland Storage, Inc. from 2006 to 2009 and Viewsonic Corporation from 2004 to 2008. Mr. Miller holds B.A. and J.D. degrees from the University of Minnesota.

Through his experiences as chief executive officer of two publicly-traded technology companies and as a business consultant to technology companies, Mr. Miller brings to the Board an in-depth knowledge of the technology industry, significant operating experience, expertise in corporate strategy development, financial expertise, business acumen and insight into current and emerging business trends. Additionally, Mr. Miller's service on boards of directors of other public companies and his varied experience in legal affairs provides him with considerable corporate governance experience, an understanding of the role and responsibilities of a public company board of directors and insight into matters being handled by our Board. Mr. Miller also has a deep understanding of our people, products, operations and strategic direction, which he acquired over 18 years of service as a member of our Board. The Board believes that these skills and this experience and track record position him to serve NVIDIA well.

Independence of the Members of the Board of Directors

Our corporate governance policies, as supplemented to date, or the Corporate Governance Policies, require our Board to affirmatively determine that at least 75% of our directors do not have a relationship that would interfere with their exercise of independent judgment in carrying out their responsibilities and meet any other qualification requirements required by the SEC and The NASDAQ Stock Market LLC, or NASDAQ. This 75% threshold is higher than the majority threshold required by NASDAQ's rules and regulations. In addition, to be deemed "independent" in any calendar year, directors of NVIDIA must comply with NASDAQ Rules regarding the independence of directors with the following heightened standards: (i) with respect to NASDAQ Rule 5605(a)(2)(B), the dollar threshold is lowered from $120,000 to $100,000; and (ii) with respect to NASDAQ Rule 5605(a)(2)(D), the percentage and dollar threshold is reduced to either 2% of the recipients' consolidated gross revenues for that year, or $60,000, whichever is greater.

After considering all relevant relationships and transactions, the Board determined all members of the Board are "independent" as defined by NASDAQ's rules and regulations, except for Jen-Hsun Huang, our president and chief executive officer. Thus, as of the date of the mailing of this proxy statement, 89% of the members of our Board are independent. The Board also determined that all members of our Audit, Compensation and Nominating and Corporate Governance Committees are independent under applicable NASDAQ listing standards.

Board Leadership Structure

Our Bylaws and Corporate Governance Policies permit the roles of chairman of the board and chief executive officer to be filled by the same or different individuals. This allows the Board flexibility to determine whether the two roles should be combined or separated based upon our needs and the Board's assessment of its leadership from time to time. The Board believes that our stockholders are best served at this time by not having a chairman of the board and by having a lead independent director, or Lead Director.

In the absence of a chairman of the board, our Corporate Governance Policies provide that our chief executive officer has primary responsibility for preparing the agendas for Board meetings. Our chief executive officer also presides over the portion of the meetings of the Board where he is present.

Given that we do not have a chairman of the board, the Board believes that a Lead Director is an integral part of our Board structure and a critical aspect of effective corporate governance. The independent directors consider the role and designation of the Lead Director on an annual basis. Mr. Miller has been our Lead Director since May 2009. Mr. Miller brings considerable skills and experience, as described above, to the role. In addition, Mr. Miller is Chair of our Nominating and Corporate Governance Committee, which affords him increased engagement with Board governance and composition. Our Lead Director has significant responsibilities, which are set forth in our Corporate Governance Policies, and include, in part:

- determining an appropriate schedule of Board meetings, seeking to ensure that the independent members of the Board can perform their duties responsibly while not interfering with the flow of our operations;

- working independently or with our chief executive officer, seeking input from all directors, as well as the chief executive officer and other relevant management, as to the preparation of the agendas for Board and committee meetings;

- advising the Board on a regular basis as to the quality, quantity and timeliness of the flow of information requested by the Board from our management with the goal of providing what is necessary for the independent members of the Board to effectively and responsibly perform their duties, and, although our management is responsible for the preparation of materials for the Board, the Lead Director may specifically request the inclusion of certain material; and

- coordinating, developing the agenda for, and moderating executive sessions of the independent members of the Board, and acting as principal liaison between the independent members of the Board and the chief executive officer on sensitive issues.

As discussed above, a substantial portion of our Board is comprised of independent directors. The active involvement of the independent directors, combined with the qualifications and significant responsibilities of our Lead Director, provide balance on the Board and promote strong, independent oversight of our management and affairs.

Role of the Board in Risk Oversight

One of the Board's key functions is informed oversight of our risk management process. The Board does not have a standing risk management committee, but rather administers this oversight function directly through the Board as a whole, as well as through various Board standing committees that address risks inherent in their respective areas of oversight. In particular, our Board is responsible for monitoring and assessing strategic risk exposure and our Audit Committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures. The Audit Committee also monitors compliance with legal and regulatory requirements and oversees the performance of our internal audit function. Our Nominating and Corporate Governance Committee monitors the effectiveness of our anonymous tip process and corporate governance guidelines, including whether they are successful in preventing illegal or improper liability-creating conduct. Our Compensation Committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

The full Board (or the appropriate committee in the case of risks that are under the purview of a particular committee) receives reports on risk facing NVIDIA from our chief executive officer or the appropriate "risk owner" within NVIDIA to enable it to understand our risk identification, risk management and risk mitigation strategies. When a committee receives the report, the chairman of the relevant committee reports on the discussion to the full Board during the committee reports portion of the next Board meeting. However, it is the responsibility of the committee chairs to report findings regarding material risk exposures to the Board as quickly as possible.

Audit Committee Financial Experts

The Board has determined that each of Messrs. Seawell and Perry satisfy the criteria adopted by the SEC to serve as an "audit committee financial expert" within the meaning of the SEC rules.

Corporate Governance Policies of the Board of Directors

The Board has documented our governance practices by adopting Corporate Governance Policies to ensure that the Board will have the necessary authority and practices in place to review and evaluate our business operations as needed and to make decisions that are independent of our management. The Corporate Governance Policies set forth the practices the Board follows with respect to board composition and selection, regular evaluations of the Board and its committees, board meetings and involvement of senior management, chief executive officer performance evaluation, and board committees and compensation. Our Corporate Governance Policies may be viewed under Corporate Governance in the Investor Relations section of our website at *www.nvidia.com*.

Executive Sessions of the Board

As required under NASDAQ's listing standards, our independent directors have in the past and will continue to meet regularly in scheduled executive sessions at which only independent directors are present. In fiscal year 2012, our independent directors met in executive session at each of the four regularly scheduled Board meetings.

In addition, independent directors have in the past and will continue to meet regularly in scheduled executive session with our chief executive officer. In fiscal year 2012, our independent directors met in executive session with our chief executive officer at three of the four regularly scheduled Board meetings.

Director Attendance at Annual Meeting

We do not have a formal policy regarding attendance by members of the Board at our annual meetings. We generally schedule a Board meeting in conjunction with our annual meetings and expect that all of our directors will attend each annual meeting, absent a valid reason. Seven of our eight Board members attended our 2011 Annual Meeting.

Board Self-Assessments

The Nominating and Corporate Governance Committee oversees an annual evaluation process, whereby each director evaluates the Board as a whole and each member of the standing committees of the Board evaluates the committees on which they serve. After these evaluations are complete, the results are discussed by the Board and each committee and with each individual director, as applicable, and, if necessary, action plans are developed.

Director Education

The Board believes that director education is integral to Board and committee performance and effectiveness. Directors are expected to participate in continuing educational programs in order to maintain the necessary level of expertise to perform their responsibilities as directors. Each of our directors, with the exception of Mr. Burgess, who joined the Board in December 2011, has completed the Stanford Directors' College, which is affiliated with the Stanford University Law School.

Director Stock Ownership Guidelines

The Board believes that directors should hold a significant equity interest in NVIDIA. Our Corporate Governance Policies require each director to hold at least 25,000 shares of our common stock during the period in which they serve as a director, unless our Nominating and Corporate Governance Committee waives the requirement. The 25,000 shares may include vested but unexercised stock options. Directors will have 18 months from the date that they become directors to reach the ownership threshold. Each of our directors currently meets or exceeds the stock ownership requirement, with the exception of Mr. Burgess, who has served as our director since December 2011. The stock ownership guidelines are intended to further align director interests with stockholder interests.

Outside Advisors

The Board and each of its principal committees may retain outside advisors and consultants of their choosing at our expense. The Board need not obtain management's consent to retain outside advisors. In addition, the principal committees need not obtain either the Board's or management's consent to retain outside advisors.

Code of Conduct

We have a Worldwide Code of Conduct that applies to all of our executive officers, directors and employees, including our principal executive officer and principal financial and accounting officer. We also have a Financial Team Code of Conduct that applies to our executive officers, directors and members of our finance, accounting and treasury departments. Both the Worldwide Code of Conduct and the Financial Team Code of Conduct are available under Corporate Governance in the Investor Relations section of our website at _www.nvidia.com_. If we make any amendments to the Worldwide Code of Conduct or the Financial Team Code of Conduct or grant any waiver from a provision of either code to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on our website.

Conflicts of Interest

We expect our directors, executives and employees to conduct themselves with the highest degree of integrity, ethics and honesty. Our credibility and reputation depend upon the good judgment, ethical standards and personal integrity of each director, executive and employee. In order to better protect us and our stockholders, we regularly review our Code of Conduct and related policies to ensure that they provide clear guidance to our directors, executives and employees.

Corporate Hotline

We have established a corporate hotline (operated by a third party) to allow any employee to confidentially and anonymously lodge a complaint about any accounting, internal control, auditing or other matters of concern (unless prohibited by local privacy laws for employees located in the European Union).

Stockholder Communications with the Board of Directors

Stockholders who wish to communicate with the Board regarding nominations of directors or other matters may do so by sending written communications addressed to David M. Shannon, our secretary, at NVIDIA Corporation, 2701 San Tomas Expressway, Santa Clara, California 95050. All stockholder communications we receive that are addressed to the Board will be compiled by our secretary. If no particular director is named, letters will be forwarded, depending on the subject matter, to the Chair of the Audit, Compensation or Nominating and Corporate Governance Committee.

Nomination of Directors

The Nominating and Corporate Governance Committee identifies, reviews and evaluates candidates to serve as directors and recommends candidates for election to the Board. The Nominating and Corporate Governance Committee uses its network of contacts to compile a list of potential candidates, but may also engage a professional search firm. The Nominating and Corporate Governance Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Board. The Nominating and Corporate Governance Committee meets to discuss and consider the candidates' qualifications and then selects a nominee for recommendation to the Board. For an explanation of the factors the Nominating and Corporate Governance Committee considers when evaluating candidates and the Board as a whole, please see *Proposal 1—Election of Directors* above.

The Nominating and Corporate Governance Committee evaluates candidates proposed by stockholders using the same criteria as it uses for other candidates. Matters put forth by our stockholders will be reviewed by the Nominating and Corporate Governance Committee, which will determine whether these matters should be presented to the Board. The Nominating and Corporate Governance Committee will give serious consideration to all such matters and will make its determination in accordance with its charter and applicable laws. Stockholders seeking to recommend a prospective nominee should follow the instructions under the heading *Stockholder Communications with the Board of Directors* above. Stockholder submissions must include the full name of the proposed nominee, a description of the proposed nominee's business experience for at least the previous five years, complete biographical information, a description of the proposed nominee's qualifications as a director and a representation that the nominating stockholder is a beneficial or record owner of our stock. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected. Stockholders are advised to review our Bylaws, which contain the requirements for director nominations. The Nominating and Corporate Governance Committee did not receive any stockholder nominations during fiscal year 2012.

Majority Vote Standard

As a part of our continuing process of enhancing our corporate governance procedures and to provide our stockholders with a more meaningful role in the outcome of the election of directors, in March 2006, our Board amended our Bylaws to adopt a majority vote standard for non-contested director elections. Our Bylaws now provide that in a non-contested election if the votes cast **FOR** an incumbent director do not exceed the number of **WITHHOLD** votes, such incumbent director shall promptly tender his resignation to the Board. The Nominating and Corporate Governance Committee will review the circumstances surrounding the **WITHHOLD** vote and promptly make a recommendation to the Board on whether to accept or reject the resignation or whether other action should be taken. In making its decision, the Board will evaluate the best interests of NVIDIA and our stockholders and will consider all factors and relevant information. The Board will act on the Nominating and Corporate Governance Committee's recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date of certification of the stockholder vote. The director who tenders his resignation will not participate in the Board's or the Nominating and Corporate Governance Committee's decisions. In a contested election, which is an election in which the number of nominees exceeds the number of directors to be elected, our directors will be elected by a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors at that meeting.

Board Meeting Information

The Board met seven times during our fiscal year 2012 and acted by written consent three times. In addition, during fiscal year 2012, the Board attended our Strategic Alignment Meeting, during which they discussed the strategic direction of NVIDIA, explored and discussed new business opportunities and the product roadmap, and addressed possible challenges facing NVIDIA.

We expect each Board member to attend each meeting of the Board and the committees on which he serves. In fiscal year 2012, each Board member attended 75% or more of the meetings of the Board and of each committee on which he served.

Committees of the Board of Directors

The Board has three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Each of these committees operates under a written charter, which may be viewed under Corporate Governance in the Investor Relations section of our website at *www.nvidia.com*.

In fiscal year 2006, the Board concluded that having our directors rotate and serve on different committees provides a benefit to us and our stockholders. By rotating among committees, we believe all members are more fully informed regarding the full scope of Board and our activities. The Board believes that such rotations are a good corporate governance practice and intends to make periodic rotations in the future. On February 7, 2012, the Nominating and Corporate Governance Committee examined the composition and chairmanship of the Board's committees and recommended certain rotations to the full Board for fiscal year 2013, as described below.

Committees and Current Membership	Number of Meetings Held During Fiscal Year 2012 and Committee Functions
Audit Fiscal Year 2012 Mark L. Perry* A. Brooke Seawell Tench Coxe James C. Gaither	**Meetings: 8** **Written Consents: 0** • oversees our corporate accounting and financial reporting process; • oversees our internal audit function; • evaluates the performance of and assesses the qualifications of our independent registered public accounting firm; • determines and approves the engagement of the independent registered public accounting firm; • determines whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage a new independent registered public accounting firm; • reviews and approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; • confers with management and our independent registered public accounting firm regarding the effectiveness of internal control over financial reporting; • discusses with management and the independent registered public accounting firm the results of the annual audit and the results of our quarterly financial statements; • reviews the financial statements to be included in our Annual Report on Form 10-K; • reviews earnings press releases, as well as the substance of financial information and earnings guidance provided to analysts and rating agencies on our quarterly earnings calls; • prepares the report required to be included by the SEC rules in our annual proxy statement or Annual Report on Form 10-K; and • establishes procedures for the receipt, retention and treatment of complaints we receive regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

Committees and Current Membership	Number of Meetings Held During Fiscal Year 2012 and Committee Functions
Compensation Fiscal Year 2012 Mark A. Stevens* William J. Miller Harvey C. Jones	**Meetings: 11** **Written Consent: 1** • reviews and approves our overall compensation strategy and policies; • reviews and recommends to the Board the compensation of our Board members; • reviews and approves the compensation and other terms of employment of our chief executive officer and other executive officers; • reviews and approves corporate performance goals and objectives relevant to the compensation of our executive officers and other senior management; • reviews and approves written performance goals for our chief executive officer relevant to the compensation of our chief executive officer; • reviews and approves the disclosure contained in Compensation Discussion and Analysis and considers whether to recommend that it be included in the proxy statement and Annual Report on Form 10-K; • administers our stock option and purchase plans, variable compensation plans and other similar programs; • assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking; and • may form and delegate authority to subcommittees as appropriate, including, but not limited to, a subcommittee composed of one of more members of the Board.
Nominating and Corporate Governance Fiscal Year 2012 William J. Miller* James C. Gaither Harvey C. Jones Mark A. Stevens	**Meetings: 3** **Written Consents: 0** • identifies, reviews and evaluates candidates to serve as directors; • recommends candidates for election to our Board; • makes recommendations to the Board regarding committee membership; • assesses the performance of the Board and its committees; • reviews and assesses our corporate governance principles and practices; • approves related party transactions; and • establishes procedures for the receipt, retention and treatment of complaints we receive regarding violations of our code of conduct.

* Committee Chairperson

If all nominees to our Board are elected, effective immediately following our 2012 Annual Meeting, our committees will be composed of the following members:

Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Mark L. Perry (Chairman)	Mark A. Stevens (Chairman)	William J. Miller (Chairman)
A. Brooke Seawell	William J. Miller	James C. Gaither
James C. Gaither	Tench Coxe	Harvey C. Jones
Harvey C. Jones	Robert K. Burgess	Mark A. Stevens

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

For fiscal year 2012, the Compensation Committee consisted of Messrs. Jones, Miller and Stevens. No member of the Compensation Committee is an officer or employee of NVIDIA, and none of our executive officers serve as a director or member of a compensation committee of any entity that has one or more executive officers serving as a member of our Board or Compensation Committee. Each of our current directors has purchased and holds shares of our common stock.

DIRECTOR COMPENSATION

In fiscal 2012, our non-employee directors received options to purchase shares of our common stock for their services as members of our Board. Non-employee directors did not receive cash compensation for their services as members of our Board in fiscal 2012, but may have been reimbursed for expenses incurred in attending Board and committee meetings and continuing educational programs as set forth in our Corporate Governance Policies. Directors who are also employees do not receive any fees or equity compensation for service on the Board. Mr. Huang is our only employee director.

Historically, options to purchase shares of our common stock have been automatically granted to our non-employee directors under our 1998 Non-Employee Directors' Stock Option Plan as incorporated into our 1998 Equity Incentive Plan, which we refer to as the 1998 Plan. Beginning in June 2007, we started granting annual stock option grants on the first trading day after an annual meeting to our non-employee directors from our 2007 Plan. We do not offer change-in-control benefits to our directors, except for the change-in-control vesting acceleration provisions in our equity plans that are applicable to all holders of stock awards under such plans in the event that an acquiring company does not assume or substitute for such outstanding stock awards.

In March 2011, the Compensation Committee undertook its annual review of the type and form of compensation paid to our non-employee directors in connection with their service on our Board and its committees. The Compensation Committee consulted with our human resources department and Exequity LLP, or Exequity, and reviewed peer company data. Based on this review, the Compensation Committee recommended, and the Board approved, the continuation of our policy of aligning directors and stockholders' interests by providing only equity compensation in the form of stock options and to target the compensation of non-employee directors at approximately the 75th percentile of the peer companies. The Compensation Committee employed the binomial option pricing model to determine grant recommendations whose fair value (as determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or FASB ASC Topic 718) approximately aligned with the 75th percentile of our select peer companies' total annual compensation, both cash and equity, for non-employee directors.

As a result of the review above and except in the case of Mr. Burgess as discussed in footnote (2) to the table below, a stock option for 35,000 shares was granted to each non-employee director on the first trading day following the date of our 2011 Annual Meeting. In order to correlate the vesting of the annual stock option to the non-employee directors' service on the Board and its committees over the following year, the option vests quarterly over the year following the 2011 Annual Meeting. The options have a term of ten years. If a non-employee director's service as a director terminates due to death, the grant will immediately fully vest and become exercisable.

The following table provides information regarding compensation of non-employee directors who served during fiscal year 2012:

Director Compensation for Fiscal Year 2012

Name	Option Awards ($) [1]	Total ($) [4]
Robert K. Burgess [2]	384,451	384,451
Tench Coxe [3]	232,750	232,750
James C. Gaither [3]	232,750	232,750
Harvey C. Jones [3]	232,750	232,750
William J. Miller [3]	232,750	232,750
Mark L. Perry [3]	232,750	232,750
A. Brooke Seawell [3]	232,750	232,750
Mark A. Stevens [3]	232,750	232,750

(1) Amounts shown in this column do not reflect dollar amounts actually received by the non-employee director. Instead, these amounts reflect the aggregate full grant date fair value calculated in accordance with FASB ASC Topic 718 for awards granted during fiscal year 2012.

(2) Mr. Burgess joined our Board on December 8, 2011 and was granted: (a) in connection with his appointment, an initial stock option to purchase 50,000 shares of our common stock, or the Initial Grant, vesting in equal quarterly installments over a three-year period commencing on the date of his appointment to the Board, and (b) as compensation for his service on the Board through the date of the 2012 Annual Meeting, a pro-rated annual stock option to purchase 16,041 shares of NVIDIA common stock, or the Annual Grant, 7,291 shares of which vested on February 19, 2012 and 8,750 shares of which will vest on May 19, 2012. Both stock options have an exercise price of $14.48 per share, which was the closing price of our common stock as reported by NASDAQ on January 10, 2012. The grant date fair value per share for the Initial Grant and Annual Grant as determined under FASB ASC Topic 718 was $6.04 and $5.14, respectively. The assumptions used in the calculation of values of the awards are set forth under Note 3 to our consolidated financial statements entitled "Stock-Based Compensation" in our Annual Report on Form 10-K for fiscal year 2012, filed with the SEC on March 13, 2012.

(3) On May 19, 2011, each non-employee director (except Mr. Burgess as described in footnote (2) above) received a stock option to purchase 35,000 shares as compensation for his service on the Board and committees with an exercise price of $17.78 per share, which was the closing price of our common stock as reported by NASDAQ on May 19, 2011. The grant date fair value per share for these awards as determined under FASB ASC Topic 718 was $6.65. The assumptions used in the calculation of values of the awards are set forth under Note 3 to our consolidated financial statements entitled "Stock-Based Compensation" in our Annual Report on Form 10-K for fiscal year 2012, filed with the SEC on March 13, 2012.

(4) As of January 29, 2012, each non-employee director held stock options to purchase the following aggregate number of shares of our common stock: Mr. Burgess, options to purchase 66,041 shares; Mr. Coxe, options to purchase 271,000 shares; Mr. Gaither, options to purchase 271,000 shares; Mr. Jones, options to purchase 254,012 shares; Mr. Miller, options to purchase 511,000 shares; Mr. Perry, options to purchase 271,000 shares; Mr. Seawell, options to purchase 377,500 shares; and Mr. Stevens, options to purchase 35,000 shares.

PROPOSAL 4

APPROVAL OF EXECUTIVE COMPENSATION

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, and Section 14A of the Securities Exchange Act of 1934, as amended, our stockholders are entitled to vote to approve, on an advisory basis, the compensation of our named executive officers as disclosed in this proxy statement in accordance with SEC rules. At the 2011 Annual Meeting, our stockholders indicated their preference that NVIDIA solicit a non-binding advisory approval of the compensation of the named executive officers, commonly referred to as a "say-on-pay vote," every year. The Board has adopted a policy that is consistent with that preference. In accordance with that policy, this year, the Board is again asking the stockholders to approve, on an advisory basis, the compensation of NVIDIA's named executive officers as disclosed in this proxy statement in accordance with SEC rules. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this statement.

The compensation of our named executive officers subject to the vote is disclosed in the Compensation Discussion and Analysis, the compensation tables and the related narrative disclosure contained in this proxy statement. As discussed in those disclosures, we believe that our compensation policies and decisions are focused on pay-for-performance principles and strongly aligned with our stockholders' interests. Compensation of our named executive officers is designed to enable us to attract and retain talented and experienced executives to lead NVIDIA successfully in a competitive environment.

Accordingly, the Board is asking the stockholders to indicate their support for the compensation of our named executive officers as described in this proxy statement by adopting the following resolution:

"**RESOLVED**, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion is hereby **APPROVED**."

Because the approval is advisory, it is not binding on the Board or us. Nevertheless, the views expressed by the stockholders, whether through this vote or otherwise, are important to management and the Board and, accordingly, the Board and the Compensation Committee intend to consider the results of this vote in making determinations in the future regarding executive compensation arrangements.

Advisory approval of this proposal requires the vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the 2012 Annual Meeting.

THE BOARD RECOMMENDS A VOTE FOR PROPOSAL 4.

PROPOSAL 5

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2013

The Audit Committee has selected PricewaterhouseCoopers LLP, or PwC, to serve as our independent registered public accounting firm for our fiscal year ending January 27, 2013. Stockholder ratification of the Audit Committee's selection of PwC is not required by our Bylaws or any other governing documents or laws. As a matter of good corporate governance, we are submitting the selection of PwC to our stockholders for ratification. If our stockholders do not ratify the selection, the Audit Committee will reconsider whether or not to retain PwC. Even if the selection is ratified, the Audit Committee in its sole discretion may direct the appointment of a different independent registered public accounting firm at any time during the fiscal year if it determines that such a change would be in our best interests and those of our stockholders.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the 2012 Annual Meeting will be required to ratify the selection of PwC. Abstentions will be counted toward the tabulation of votes cast and will have the same effect as votes against the proposal. Broker non-votes are counted toward a quorum, but are not counted for any purpose in determining whether this proposal has been approved.

We expect that a representative of PwC will attend the 2012 Annual Meeting. The PwC representative will have an opportunity to make a statement at the 2012 Annual Meeting if he or she so desires. The representative will also be available to respond to appropriate stockholder questions.

THE BOARD RECOMMENDS A VOTE FOR PROPOSAL 5.

AUDIT COMMITTEE AND INDEPENDENT AUDITOR INFORMATION
REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The material in this report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any of our filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing, except to the extent specifically incorporated by reference therein.

The Audit Committee oversees accounting, financial reporting, internal control over financial reporting, financial practices and audit activities of NVIDIA and its subsidiaries. The Audit Committee reviews the results and scope of the audit and other services provided by the independent registered public accounting firm and reviews financial statements and the accounting policies followed by NVIDIA prior to the issuance of the financial statements with both management and the independent registered public accounting firm.

Management is responsible for the financial reporting process, the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States, or GAAP, the system of internal control over financial reporting, and the procedures designed to facilitate compliance with accounting standards and applicable laws and regulations. PricewaterhouseCoopers LLP, or PwC, our independent registered public accounting firm for fiscal year 2012, was responsible for performing an independent audit of the consolidated financial statements and issuing a report on the consolidated financial statements and of the effectiveness of our internal control over financial reporting as of January 29, 2012. PwC's judgments as to the quality, not just the acceptability, of our accounting principles and such other matters are required to be disclosed to the Audit Committee under applicable standards. The Audit Committee oversees these processes. Also, the Audit Committee has ultimate authority and responsibility to select, evaluate and, when appropriate, terminate the independent registered public accounting firm. The Audit Committee approves audit fees and non-audit services provided by and fees paid to the independent registered public accounting firm.

NVIDIA has an internal audit function that reports to the Audit Committee. This function is responsible for objectively reviewing and evaluating the adequacy, effectiveness and quality of our system of internal controls and the operating effectiveness of our business processes. The Audit Committee approves an annual internal audit plan and monitors the activities and performance of our internal audit function throughout the year to ensure the plan objectives are carried out and met.

The Audit Committee members are not professional accountants or auditors, and their functions are not intended to duplicate or to certify the activities of management or the independent registered public accounting firm. The Audit Committee does not plan or conduct audits, determine that our financial statements are complete and accurate and in accordance with GAAP or assess our internal control over financial reporting. The Audit Committee relies, without additional independent verification, on the information provided by our management and on the representations made by management that the financial statements have been prepared with integrity and objectivity, and the opinion of PwC that such financial statements have been prepared in conformity with GAAP.

In this context, the Audit Committee reviewed and discussed the audited consolidated financial statements for fiscal year 2012 with management and our internal control over financial reporting with management and PwC. Specifically, the Audit Committee discussed with PwC the matters required to be discussed by Statement on Auditing Standards No. 61, as amended. We have received from PwC the written disclosures and letter required by the applicable requirements of the Public Company Accounting Oversight Board regarding PwC's communications with the Audit Committee concerning independence. The Audit Committee also considered whether the provision of certain permitted non-audit services by PwC is compatible with PwC's independence and discussed PwC's independence with PwC.

Based on the Audit Committee's review and discussions, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Annual Report on Form 10-K of NVIDIA for the fiscal year ended January 29, 2012.

AUDIT COMMITTEE

Mark L. Perry, Chairman
A. Brooke Seawell
Tench Coxe
James Gaither

FEES BILLED BY THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following is a summary of fees billed by PwC for fiscal year 2012 and 2011 for audit, tax and other professional services during the fiscal year:

	Fiscal Year 2012	Fiscal Year 2011
Audit Fees [1]	$ 3,469,736	$ 3,314,257
Audit-Related Fees	—	—
Tax Fees [2]	361,620	283,782
All Other Fees [3]	3,600	3,000
Total Fees	$ 3,834,956	$ 3,601,039

(1) Audit fees included fees for the audit of our consolidated financial statements, the audit of our internal control over financial reporting, and reviews of our quarterly financial statements and annual report and fees related to statutory audits of some of our international entities.

(2) Tax fees consisted of fees for tax compliance and consultation services.

(3) All other fees consisted of fees for products or services other than those included above, including payment to PwC related to the use of an accounting regulatory database.

All of the services provided for fiscal years 2012 and 2011 described above were pre-approved by the Audit Committee or the Chairman of the Audit Committee through the authority granted to him by the Audit Committee, which is described below.

Our Audit Committee determined that the rendering of services other than audit services by PwC was compatible with maintaining PwC's independence.

Pre-Approval Policies and Procedures

The Audit Committee has adopted policies and procedures for the pre-approval of all audit and permissible non-audit services rendered by our independent registered public accounting firm. The policy generally permits pre-approvals of specified permissible services in the defined categories of audit services, audit-related services and tax services up to specified amounts. Pre-approval may also be given as part of the Audit Committee's approval of the scope of the engagement of our independent registered public accounting firm or on an individual case-by-case basis before the independent registered public accounting firm is engaged to provide each service. In some cases the full Audit Committee provides pre-approval for up to a year related to a particular defined task or scope. In other cases, the Audit Committee has delegated power to Mark L. Perry, the Chairman of our Audit Committee, to pre-approve additional non-audit services if the need for the service was unanticipated and approval is required prior to the next scheduled meeting of the Audit Committee. Mr. Perry then communicates such pre-approval to the full Audit Committee at its next meeting.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of January 29, 2012 as to shares of our common stock beneficially owned by:

- each director and nominee for director;
- each of the executive officers named in the Summary Compensation Table;
- all of our directors and executive officers as a group; and
- all those known by us to be beneficial owners of more than five percent or more of our common stock.

Beneficial ownership is determined in accordance with the SEC's rules and generally includes voting or investment power with respect to securities as well as shares of common stock subject to options exercisable or restricted stock units that will vest within 60 days of January 29, 2012. Unless otherwise indicated, the address of each of the individuals listed below is c/o NVIDIA Corporation, 2701 San Tomas Expressway, Santa Clara, California 95050.

Name of Beneficial Owner [(1)]	Shares Owned	Shares Issuable Within 60 Days	Total Shares Owned	Percent (%)
Named Executive Officers:				
Jen-Hsun Huang [(2)]	21,492,380	2,015,762	23,508,142	3.83%
Karen T. Burns	13,759	37,491	51,250	*
Ajay K. Puri	62,843	362,645	425,488	*
David M. Shannon [(3)]	108,771	561,498	670,269	*
Debora Shoquist	20,142	490,410	510,552	*
David L. White [(4)]	41,250	—	41,250	*
Directors, not including CEO:				
Robert K. Burgess	—	11,457	11,457	*
Tench Coxe [(5)]	1,657,306	262,250	1,919,556	*
James C. Gaither [(6)]	157,404	262,250	419,654	*
Harvey C. Jones [(7)]	833,460	245,262	1,078,722	*
William J. Miller [(8)]	302,808	502,250	805,058	*
Mark L. Perry [(9)]	50,000	262,250	312,250	*
A. Brooke Seawell [(10)]	430,000	368,750	798,750	*
Mark A. Stevens [(11)]	2,045,866	26,250	2,072,116	*
All directors and executive officers as a group (13 persons) [(12)]	27,174,739	5,408,525	32,583,264	5.28%
5% Stockholders:				
FMR LLC [(13)]	91,601,331	—	91,601,331	14.96%
PRIMECAP Management Company [(14)]	36,803,891	—	36,803,891	6.01%
Vanguard Group, Inc. [(15)]	33,515,900	—	33,515,900	5.47%

* Represents less than 1 percent of the outstanding shares of our common stock.

(1) This table is based upon information provided to us by our executive officers and directors. Information about principal stockholders is based solely on Schedules 13G or 13G/A filed with the SEC. Unless otherwise indicated in the relevant footnote to this table and subject to community property laws where applicable, we believe that each of the stockholders named in the table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages of beneficial ownerships are based on 612,191,412 shares of our common stock outstanding as of January 29, 2012, adjusted as required by SEC rules.

(2) Includes (i) 19,477,489 shares of common stock held by Jen-Hsun Huang and Lori Huang, as co-trustees of the Jen-Hsun and Lori Huang Living Trust u/a/d May 1, 1995, or the Huang Trust; (ii) 1,237,239 shares of common stock held by J. and L. Huang Investments, L.P., of which the Huang Trust is the general partner; (iii) 47,488 shares of common stock held by the Jen-Hsun Huang 2009 Annuity Trust, of which Mr. Huang is trustee; and (iv) 47,488 shares of common stock held by the Lori Lynn Huang 2009 Annuity Trust, of which Mr. Huang's wife is trustee. By virtue of their status as co-trustees of the Huang Trust, each of Jen-Hsun Huang and Lori Huang may be deemed to have shared beneficial ownership of the 19,477,489 shares held by the Huang Trust and 1,237,239 shares held by J. and L. Huang Investments, L.P. and to have shared power to vote or to direct the vote or to dispose of or direct the disposition of such securities.

(3) Includes 66,880 shares of common stock held by the Shannon Revocable Trust, of which Mr. Shannon and his wife are co-trustees and of which Mr. Shannon exercises shared voting and investment power.

(4) Mr. White resigned as our Chief Financial Officer as of March 17, 2011. Mr. White has entered into two market option contracts with respect to 41,250 shares of common stock, which include a put option, granting Mr. White the right to sell the shares at a pre-determined price, and a call option, granting a third party the right to purchase the shares at a pre-determined price from Mr. White.

(5) Includes 171,312 shares of common stock held in a retirement trust over which Mr. Coxe exercises sole voting and investment power. Mr. Coxe disclaims beneficial ownership in these shares except as to his pecuniary interest in the shares. Also includes 321,849 shares held in the Coxe Revocable Trust, or the Coxe Trust, of which Mr. Coxe and his wife are co-trustees and of which Mr. Coxe exercises shared voting and investment power. Mr. Coxe disclaims beneficial ownership in the shares held by the Coxe Trust, except to the extent of his pecuniary interest therein.

(6) Represents shares held by the James C. Gaither Revocable Trust, of which Mr. Gaither is the trustee and of which Mr. Gaither exercises sole voting and investment power.

(7) Represents (i) 750,000 shares of common stock held in the H.C. Jones Living Trust, of which Mr. Jones is trustee and of which Mr. Jones exercises sole voting and investment power, (ii) 71,760 shares of common stock owned by ACK Family Partners, L.P. of which Mr. Jones is a general partner and of which Mr. Jones exercises shared voting and investment power, and (iii) (a) 3,900 shares of common stock owned by the Gregory C. Jones Trust, of which Mr. Jones is co-trustee and of which Mr. Jones exercises shared voting and investment power, (b) 3,900 shares of common stock owned by the Carolyn E. Jones Trust, of which Mr. Jones is a co-trustee and of which Mr. Jones exercises shared voting and investment power and (c) 3,900 shares of common stock owned by the Harvey C. Jones III Trust, of which Mr. Jones is a co-trustee and of which Mr. Jones exercises shared voting and investment power, collectively, the Jones Children Trusts. Mr. Jones disclaims beneficial ownership of the 71,760 shares of common stock held by ACK Family Partners, L.P., except to the extent of his pecuniary interest therein. Mr. Jones disclaims beneficial ownership of the 11,700 shares of common stock held by the Jones Children Trusts, except to the extent of his pecuniary interest therein.

(8) Represents shares held by the Millbor Family Trust, of which Mr. Miller and his wife are co-trustees and of which Mr. Miller exercises shared voting and investment power.

(9) Represents shares held by The Perry & Pena Family Trust, of which Mr. Perry and his wife are co-trustees and of which Mr. Perry exercises shared voting and investment power.

(10) Represents shares held by the Rosemary & A. Brooke Seawell Revocable Trust U/A dated 1/20/2009, of which Mr. Seawell and his wife are co-trustees and of which Mr. Seawell exercises shared voting and investment power.

(11) Includes 1,837,866 shares held by the 3rd Millennium Trust, of which Mr. Stevens and his wife are co-trustees and of which Mr. Stevens exercises shared voting and investment power.

(12) Includes shares owned by all directors and executive officers listed in this beneficial ownership table, except Mr. White who resigned as our Chief Financial Officer effective March 17, 2011.

(13) This information is based solely on a Schedule 13G/A, dated February 13, 2012, filed with the SEC on February 14, 2012 by FMR LLC, or FMR, reporting its beneficial ownership as of December 31, 2011. The Schedule 13G/A reports that FMR has sole voting power with respect to 6,600,727 shares and sole dispositive power with respect to 91,601,331 shares. FMR is located at 82 Devonshire Street, Boston, Massachusetts 02109.

(14) This information is based solely on a Schedule 13G/A, dated February 9, 2012, filed with the SEC on February 13, 2012 by PRIMECAP Management Company, or PRIMECAP, reporting its beneficial ownership as of December 31, 2011. The Schedule 13G/A reports that PRIMECAP has sole voting power with respect to 10,162,841 shares and sole dispositive power with respect to 36,803,891 shares. PRIMECAP is located at 225 South Lake Ave., #400, Pasadena, California 91101.

(15) This information is based solely on a Schedule 13G, dated February 6, 2012, filed with the SEC on February 8, 2012 by The Vanguard Group, Inc., or Vanguard, reporting its beneficial ownership as of December 31, 2011. The Schedule 13G reports that Vanguard has sole voting power with respect to 846,590 shares and sole dispositive power with respect to 32,669,310 shares. Vanguard is located at 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This section explains our executive compensation program as it relates to the "named executive officers" listed below whose fiscal year 2012 compensation information is presented in the tables following this discussion in accordance with SEC rules. We compensate our executive officers based on our fiscal year (which ends on the last Sunday of January of each year). Our fiscal year 2012 ran from January 31, 2011 to January 29, 2012. In this section we refer to our named executive officers as our executive officers, our fiscal year 2012 as fiscal 2012, our fiscal year 2011 as fiscal 2011, and NVIDIA Corporation as the Company.

Jen-Hsun Huang	President and Chief Executive Officer, or CEO
Karen Burns	Interim Chief Financial Officer, or Interim CFO [1]
Ajay K. Puri	Executive Vice President, Worldwide Sales
David M. Shannon	Executive Vice President, General Counsel and Secretary
Debora Shoquist	Executive Vice President, Operations
David L. White	Former Executive Vice President and Chief Financial Officer, or Former CFO [2]

(1) Ms. Burns became our Interim CFO, effective March 17, 2011.
(2) Mr. White resigned as Executive Vice President and CFO, effective March 17, 2011.

Executive Summary

Our compensation program is designed to attract, retain and motivate a talented, innovative and entrepreneurial team of executives. To do so, we believe that the vast majority of their compensation should be based on performance, both of the individual and of the business. In addition, our compensation programs are structured to recognize both short-term and long-term contributions to the Company.

Response to Fiscal 2011 Say-on-Pay Vote

We conducted our first advisory approval of executive compensation, or say-on-pay vote, last year at our 2011 Annual Meeting of Stockholders. We believe that it is important for our stockholders to have an opportunity to vote on this proposal on an annual basis as a means to express their views regarding our compensation program and our decisions regarding executive compensation, as disclosed in our proxy statement. Our Board and our Compensation Committee value the opinions of our stockholders and, to the extent there is any significant vote against the compensation of our named executive officers as disclosed in the proxy statement, we consider our stockholders' concerns and the Compensation Committee evaluates whether any actions are necessary to address those concerns. In addition to our annual advisory approval of executive compensation that is consistent with the frequency preferred by our stockholders, we are committed to ongoing engagement with our stockholders on executive compensation and corporate governance issues.

At our 2011 Annual Meeting of Stockholders, while a majority of the votes cast on the say-on-pay proposal voted in support of the compensation paid to our named executive officers for fiscal 2011, approximately 32% of the votes cast were against the proposal. While this vote was only advisory and not binding on the Company, the Board or the Compensation Committee, we have carefully considered the results of the vote in the context of our overall compensation philosophy, as well as our compensation policies and decisions.

In connection with our say-on-pay proposal last year, we proactively engaged with representatives of our stockholders through telephone calls and correspondence involving our senior management and in some cases the chairman of our Compensation Committee to, among other things, understand the rationale for any negative votes. For those stockholders expressing specific concerns, those were primarily about the decision in fiscal 2011 with respect to our variable compensation plan to split the original single annual performance period into two six-month periods with respect to corporate performance. The variable compensation plan had never before been reset mid-year and without doing so, no payout would have occurred under the variable compensation plan for the third consecutive year. In fiscal 2011, the Compensation Committee determined that adjusting the second half performance goals to provide a reasonable opportunity to earn a portion of the target award under the variable compensation plan was necessary to retain and motivate existing employees and attract new employees.

The Compensation Committee considered the outcome of our last say-on-pay vote and the information that we received during our stockholder engagement efforts when evaluating our fiscal 2012 compensation program. After doing so, our Compensation Committee determined that no changes to our compensation programs were necessary for fiscal 2012, but that it wished to avoid any future mid-year resets to the corporate performance goals under our variable compensation plan in order to address the one specific concern raised during our outreach efforts.

Important Features of our Compensation Program

Our compensation program is administered under a rigorous process which includes review of peer group practices, advice of an independent third-party consultant (who reports directly to the Compensation Committee, not to the Company) and long-standing, consistently applied practices with respect to the timing of equity grants and the pricing of stock options.

Other important features of our compensation program include:

- We do not enter into employment contracts or severance agreements with any of our executive officers, including our CEO. All of our executive officers are "at will" employees of NVIDIA.

- We do not offer change-in-control benefits to our executive officers, except for the change-in-control vesting acceleration provisions in our equity plans that are applicable to all holders of stock awards under such plans in the event that an acquiring company does not assume or substitute for such outstanding stock awards.

- None of our executive officers (including our CEO) have any tax reimbursements or supplemental retirement benefits, nor do they receive any perquisites or change-in-control benefits that are not available to all NVIDIA employees.

- We have determined that each of our executive officers and directors has exceeded our stock ownership guidelines, and, as shown above under *Security Ownership of Certain Beneficial Owners and Management*, as of January 29, 2012 and assuming a fair market value of our common stock of $14.91 (which was the closing price of our common stock on the last trading day of our fiscal 2012), our CEO has beneficial ownership of shares (including both shares owned at, and shares he has the right to acquire within 60 days of, January 29, 2012) of our common stock having a value in excess of 467 times his base salary and each of our other executive officers has beneficial ownership of shares (including both shares owned at, and shares that such executive officers have the right to acquire within 60 days of, January 29, 2012) of our common stock having a value in excess of 10 times their respective base salaries (except Ms. Burns, who serves in an interim role and who has beneficial ownership of shares of our common stock having a value in excess of two times her base salary).

- We enforce a "no-hedging" policy in our insider trading policy that prohibits our directors and executive officers from hedging the economic interest in the NVIDIA shares they hold.

- Since 2009, we have maintained a "clawback" policy for the recovery of performance-based compensation in the event of a financial restatement that, with respect to our CEO and CFO (including our Interim CFO), does not require individual misconduct to be enforced.

- We review the external marketplace and make internal comparisons among the executive officers when making compensation determinations. The Compensation Committee does not benchmark to specific levels, but rather reviews external marketplace data as one of many factors considered when establishing executive compensation.

- We structure our executive compensation programs to minimize inappropriate risk-taking by our executives, including capping award levels under the annual variable cash compensation plan.

- Our executive compensation is heavily weighted toward at-risk, performance-based compensation. In fiscal 2012, approximately 90% of our CEO's target direct compensation and an average of 55% of our other executive officers' target direct compensation was in the form of variable cash compensation and stock options that had an exercise price equal to 100% of the fair market value of our common stock on the date of grant.

Total Direct Compensation for CEO


Base Salary
13%
Variable Cash
Compensation
22%
Stock Options
65%

Total Direct Compensation for All Other NEOs


Base Salary
25%
Stock Options
36%
Variable Cash
Compensation
18%
RSU
21%

CEO Compensation

The primary adjustments made to Mr. Huang's total compensation for fiscal 2012 were to reduce the target total cash compensation and to change the allocation of his cash compensation between elements to better reflect the pay mix used at our Executive Peers and within NVIDIA for our other executive officers. Specifically, the Compensation Committee reduced his total target cash compensation from $2,100,000 for fiscal 2011 to $2,000,000 for fiscal 2012 (which placed him slightly above the 50th percentile of our Executive Peers). To accomplish this, the Compensation Committee increased Mr. Huang's base salary from $600,000 to $750,000, which, as increased, remained below the 50th percentile of our Executive Peers and decreased his variable cash compensation target level to $1,250,000, which, as decreased, was between the 50th and 75th percentiles compared to CEOs at our Executive Peers.

Our analysis shows that Mr. Huang's compensation is well-aligned to our total shareholder return performance, or TSR performance, on a relative basis compared to the CEO compensation and TSR performance of our Executive Peers (as defined below) over the one- and three-year periods ending on January 30, 2012, which is the last day of the month that is closest to the last day of our fiscal 2012. For this analysis, we used the most recent pay data published by our Executive Peers. We determined our percentile ranking for CEO pay and TSR performance for each period and then weighted the three-year period as 60% and the one-year period as 40% of the calculation to emphasize long-term pay. We next subtracted the weighted CEO pay ranking from the weighted TSR ranking to obtain the relative degree of alignment between our CEO compensation and TSR performance to the CEO compensation and TSR performance of our Executive Peers. We believe the resulting score of less than -30 reflects an alignment between our CEO pay and our TSR performance on a relative basis compared to our Executive Peers.

Additionally, we believe that Mr. Huang's total compensation for fiscal 2012 was reasonable compared to the compensation of the CEOs of our Executive Peers. Based on the most recent pay data published by our Executive Peers, Mr. Huang's fiscal 2012 compensation was below the median CEO compensation of our Executive Peers, which we find reasonable and appropriate as further explained below.

Pay for Performance

Our variable cash compensation program links executive pay to Company and individual performance. In fiscal 2012, we established a variable compensation program, or our Variable Plan, which provides that up to 50% of the target opportunity is earned based on how well the executive officer performs against his or her individual objectives, and up to 50% of the target opportunity is earned based on our success at achieving a financial performance target. For fiscal 2012, the Committee selected net income as the financial performance target under the Variable Plan. For purposes of determining net income, the Committee determined that it would evaluate the Company's GAAP net income results for fiscal 2012 and would exclude extraordinary, non-recurring charges and credits, in the Committee's discretion, which we call the Non-GAAP Net Income. The Committee believed that Non-GAAP Net Income better enabled evaluation of operating results on a consistent and comparable basis than objectives in conformity with GAAP would. For fiscal 2012, the Committee set a Non-GAAP Net Income target of $432 million (with a threshold level of $282 million and a maximum level of $666 million), based on the forecasts developed by management at the beginning of fiscal 2012. As a reference, we had a GAAP net income for fiscal 2011 of $253.1 million and felt the target goal for fiscal 2012 was challenging but possible with very hard work. The Company achieved a Non-GAAP Net Income in fiscal 2012 of $616.9 million (which excluded amortization of acquired intangible assets and acquisition charges related to our acquisition of Icera Inc. in fiscal 2012 and a settlement charge) which resulted in funding the corporate financial award component between the target and maximum payout levels.

Executive Compensation Philosophy and Overview

The primary goal for our executive compensation program is to attract, motivate and retain a talented, innovative and entrepreneurial team of executives who will provide leadership for our success in a dynamic, competitive market. We seek to accomplish this goal in a way that is aligned with our business objectives, our performance and the long-term interests of our stockholders. We design our executive compensation program to position NVIDIA competitively among the companies against which we recruit and compete for talent. We also consider the financial obligations created by our executive compensation program, as well as the equity expense and the potential dilution of stockholder ownership.

Consistent with recent years, the principal components of our executive compensation program for fiscal 2012 consisted primarily of equity compensation, variable cash compensation and base salaries. The Compensation Committee does not use a strict weighting system between compensation elements for each executive officer, but instead considers the total compensation necessary to motivate and retain these individuals with a mix that places greater weight on performance-based components, including variable cash compensation and equity compensation. The Compensation Committee believes that a mix of both cash and equity incentives is appropriate, as cash incentives reward executives for near term results, while equity incentives motivate executives to increase and sustain stockholder value in the longer term. In determining the mix between cash and equity, the total cash compensation opportunity (base salary and variable cash compensation) was generally weighted less than the total equity compensation opportunity for our named executive officers.

Determining Executive Compensation

Role of the Compensation Committee, Compensation Consultants, and Management

The Compensation Committee meets periodically on a regular schedule throughout the year to manage our compensation program. The Compensation Committee determines the principal components of compensation for our executive officers on an annual basis, typically at the beginning of the applicable fiscal year. The Compensation Committee then meets again mid-year in preparation for the equity grants that are made in September each year, and has the opportunity to review and revise compensation decisions at that time.

In making its decisions, the Compensation Committee obtains advice from an independent executive compensation consultant engaged directly by the Compensation Committee. For fiscal 2012, the Compensation Committee engaged Exequity LLP, or Exequity, to act as its independent compensation consultant. Exequity took its direction from the Compensation Committee Chairman and interacted with management (our CEO and human resources department) to obtain compensation data that management gathered for our peer groups of companies, based on parameters established by the Compensation Committee, from the Radford Global Technology Survey (for decisions in March and August 2011). Exequity provided the Compensation Committee with the following services in fiscal 2012:

- reviewed and provided recommendations on composition of peer groups;
- analyzed the Radford survey data;
- conducted an independent analysis and review of the compensation arrangements for our CEO and provided recommendations to the Compensation Committee regarding base salary, variable cash compensation and equity grant level for our CEO;
- conducted a review of compensation for our Board, and provided recommendations to the Compensation Committee and the Board regarding Board pay structure;
- updated the Compensation Committee on emerging trends/best practices in the area of executive and Board compensation;
- reviewed and provided feedback on our compensation risk analysis; and
- reviewed the Compensation Discussion and Analysis for inclusion in our proxy statement.

Exequity does not provide any services directly to NVIDIA. However, NVIDIA paid the cost for Exequity's services on behalf of the Compensation Committee for fiscal 2012.

With respect to compensation for our CEO, the Compensation Committee, working directly with its compensation consultant and without the presence of our CEO, deliberates and makes decisions regarding the salary, variable incentive compensation level

and equity-based compensation opportunity to be awarded to our CEO for the new fiscal year, as well as variable compensation payouts for the prior fiscal year. The Compensation Committee establishes the written individual performance goals for our CEO. The Compensation Committee evaluates the CEO's performance taking into account a self-review prepared by the CEO and the Compensation Committee's own judgment of the results achieved by our CEO as compared to goals established at the beginning of the fiscal year.

In setting compensation for our executive officers, the Compensation Committee solicits input of our CEO, who recommends to the Compensation Committee the salary, variable incentive compensation level and equity-based compensation to be awarded to our executive officers (other than himself) for the new fiscal year. Our CEO also recommends, subject to the approval of the Compensation Committee, the individual performance goals for our executive officers (other than himself) for the new fiscal year. The CEO then evaluates the performance of the other executive officers at the end of the fiscal year and makes the related recommendations on variable compensation payouts for that fiscal year. The Compensation Committee gives considerable weight to our CEO's evaluations because of his direct knowledge of each executive's performance and contributions.

The Compensation Committee remains solely responsible for making the final decisions on compensation for our executive officers, including our CEO. No executive officer is present during discussions of his or her compensation package or participates directly in approving the amount of any component of his or her own compensation package.

Factors Used in Determining Executive Compensation

In any given year, when establishing the elements of executive compensation, the Compensation Committee may take into consideration one or more of the following factors:

- the belief that the total compensation opportunity and the percentage of total compensation "at risk" should increase as the level of responsibility rises—e.g., because the CEO has overall responsibility for our entire company, his total compensation opportunity is significantly greater, as is his percentage of performance-based compensation;

- internal pay equity—that is, we assess an executive officer's responsibilities, the scope of their position and the complexity of the department or function they manage, relative to their internal peers, and set compensation levels within a relatively narrow band for comparably situated executives;

- the Company's performance, operating budget and expected financial constraints;

- the trends in compensation paid to similarly situated officers at our Executive Peers (as defined below);

- the 50th and 75th percentiles of compensation paid to our Executive Peers;

- an executive's historical and anticipated performance;

- the need to motivate executives to address particular business challenges that are unique to any given year;

- the independent judgment of the members of our Compensation Committee;

- our CEO's recommendations, because of his direct knowledge of the results delivered and leadership demonstrated by each executive;

- a review of a current executive officer's total compensation as set forth in a tally sheet that includes (i) current and past base salary, (ii) target and actual variable compensation in previous years, (iii) amount and value of shares granted to each executive officer in the prior four fiscal years, and (iv) the 50th percentile and 75th percentile of compensation levels paid to executives in similar positions at our Executive Peers, as we believe this helps us in determining the amount of compensation that is needed to attract, retain and motivate our executives; and

- the total compensation cost and stockholder dilution resulting from executive compensation actions as we believe this helps us maintain a responsible cost structure for our compensation programs.

The relative weight, if any, given to each of the factors above varies with each individual executive officer and with respect to each element of compensation at the sole discretion of the Compensation Committee.

Peer Companies and Market Compensation Data

The Compensation Committee reviews market practices for compensating our desired talent pool, including data from our Peer Companies (as described below), for the three major components of our compensation program. When reviewing and analyzing the amount of each major component and the total compensation opportunity for our executive officers, the Compensation Committee reviews each component at the 50th and 75th percentile for our Executive Peers (as defined below) for guidance. The Compensation Committee, however, does not set compensation components to meet specific benchmarks, such as targeting salaries "at the 50th percentile" or equity compensation "at the 75th percentile." Rather, the Compensation Committee reviews this peer data as a reference point in determining whether the total compensation opportunity is likely to provide sufficient motivation and retention as well as whether it properly reflects the executive's role and scope of responsibilities relative to companies with whom we compete for talent. The Compensation Committee chooses the actual amount of each element of compensation and the total compensation opportunity of each executive officer based in part on this peer data and in part on the factors discussed above in *Factors Used in Determining Executive Compensation* and below in respect of actual decisions for fiscal 2012.

In late fiscal 2011, Exequity and our human resources department recommended and our Compensation Committee approved three different groups of Peer Companies for fiscal 2012: Executive Peers, Large Peers and Semiconductor Peers. Executive Peers are companies that (i) we generally think we compete with for executive talent, (ii) have an established business, market presence, and complexity similar to us, and (iii) are of similar size to us as measured by revenue and market capitalizations at roughly 0.5-2.0x NVIDIA. For Executive Peers, the median revenue and market capitalization was approximately $4.1 billion and $16.0 billion, respectively, which closely approximates the Company's revenue and market capitalization. Large Peers consist of larger technology companies and is used as a comparison of product development and division management roles. Semiconductor Peers are all the companies in the semiconductor industry within the Executive Peer group and are used as a secondary reference point for executive compensation. The Compensation Committee uses the Large Peers and Semiconductor Peers to monitor trends in compensation generally. The Compensation Committee views the Executive Peer data as more indicative of the level of compensation necessary to attract, retain and motivate executives and uses this data in the tally sheets.

For fiscal 2012, our Executive Peers (listed under the column titled "EX" below), Large Peers (listed under the column titled "LP" below) and Semiconductor Peers (listed under the column titled "SC" below) consisted of the companies listed below, or our Peer Companies.

Company Name	EX	LP	SC
Activision Blizzard, Inc.	X		
Adobe Systems, Inc.	X		
Advanced Micro Devices, Inc.	X		X
Agilent Technologies, Inc.	X		
Altera Corporation	X		X
Amazon.Com, Inc.		X	
Analog Devices, Inc.	X		X
Apple, Inc.		X	
Autodesk, Inc.	X		
Broadcom Corporation	X		X
Cisco Systems, Inc.		X	
Dell, Inc.		X	
eBay, Inc.		X	
Electronic Arts, Inc.	X		
EMC Corporation		X	
Google, Inc.		X	
Hewlett-Packard Company		X	
International Business Machines Corporation		X	
Intel Corporation		X	
Intuit, Inc.	X		
Juniper Networks, Inc.	X		
KLA-Tencor Corporation	X		
LSI Corporation	X		X
Marvell Technology Group LTD	X		X
Maxim Integrated Products, Inc.	X		X
Micron Technology, Inc.	X		X
Microsoft Corporation		X	
Motorola, Inc.		X	
NetApp, Inc.	X		
Oracle Corporation		X	
QUALCOMM Incorporated	X	X	
SanDisk Corporation	X		X
Symantec Corporation	X		
Texas Instruments, Inc.	X	X	X
Xilinx, Inc.	X		X

Elements of Compensation

Equity Compensation

The Compensation Committee believes that equity compensation is the most important element of our total compensation package, and for that reason, generally more than 50% of the total target value of the annual compensation opportunity for each of our executive officers is provided as equity compensation. The Compensation Committee believes that properly structured equity compensation works to align the long-term interests of stockholders and employees by creating a strong, direct link between employee compensation and stock price appreciation. The Compensation Committee also believes that if our executive officers own shares of our common stock with values that are significant to them, they will have an incentive to act to maximize longer-term stockholder value instead of short-term gain. Further, the Compensation Committee believes that equity compensation is an integral component of our efforts to attract and retain exceptional executives, senior management and employees.

In recent years, we have granted a mix of stock options and restricted stock units, or RSUs. Each stock option grant allows the executive officer the opportunity to acquire shares of our common stock at a fixed price per share (the closing price of our common stock on the date of grant) over a specified period of time. Options vest based on continued service over a specified period, most recently over a four-year period with a one-year cliff. As a result of the way we structure our option awards, options provide a return to our executive officers only if the market price of our common stock appreciates over the option term and only if the executive officer remains with NVIDIA through each vesting date.

Each RSU grant allows the executive officer the opportunity to acquire shares of our common stock subject to continued service on each vesting date, most recently over a four-year period. The value of each RSU increases or decreases with our stock price (which, in recent years, has been highly volatile). The Compensation Committee realizes that RSUs provide some level of certain return as executives do not pay an exercise price on the award, and the Compensation Committee believes this time-based return has served a necessary retention purpose in recent years due to the volatility of our stock, especially as the majority of our Peer Companies award RSUs. Finally, the Compensation Committee uses RSUs as a tool to manage the dilutive effect of our compensation program, as we generally award fewer RSUs than we would options in order to achieve the desired grant value of the equity award, since the grant date value of one share of stock subject to an RSU, using customary valuation principles, is greater than the value of one share of stock subject to a stock option.

For fiscal 2012, the Compensation Committee determined the aggregate size of the annual equity award taking into account the desire to create a meaningful opportunity for stock ownership, the need for internal pay equity, dilution management as determined by reference to our equity budget for the year for the entire company, the effect of the award size on the total target compensation opportunity for the year and whether the award size is likely to achieve our motivation and retention goals. As noted above under *Factors Used in Determining Executive Compensation*, no one single factor was determinative and there was no formula or specific weighting to equity compensation that was used. In considering motivation and retention, the Compensation Committee reviewed the tally sheet analysis.

For fiscal 2012, once the desired aggregate value was determined (using a projected hypothetical stock price value that was higher than the fair market value on the ultimate date of grant), the Compensation Committee divided the value in half—allocating 50% to the grant in the first half of the fiscal year and 50% to the grant in the second half of the fiscal year.

With regards to allocating between options and RSUs, for fiscal 2012, the Compensation Committee split the target grant date value roughly equally (other than with respect to Mr. Huang). In general, the Compensation Committee believed this 50/50 value ratio of options to RSUs was appropriate because it was equally concerned with motivating long-term value creation (through the need for sustained increases in our stock price for stock options to have meaningful value) and promoting retention (through limiting the risk associated with our stock price volatility by granting RSUs). However, with respect to Mr. Huang, due to his history with NVIDIA as a founder, his accumulated stock holdings, and his deep ties to the Company, the Compensation Committee did not have the same retention concerns as it did for other executive officers. In addition, given his responsibility for the operations and performance of the entire enterprise, the Compensation Committee determined that the compensation he receives from equity grants should be based solely on stock price appreciation to reinforce his focus on long-term stockholder value creation.

For fiscal 2012, in determining the number of shares needed to achieve the 50/50 value ratio of options to RSUs, the Compensation Committee used a ratio of approximately three stock option shares to one RSU share, as this was determined to approximate the relative grant date fair values of the awards (using a Black-Scholes model). The Compensation Committee determined the number of RSUs by using a hypothetical projected fair market value (for the future grant date) for our common stock, and then multiplied the resulting number of shares by three to determine the number of shares subject to the option grant. We note that because the fair market value on the date of grant was lower than the projected hypothetical value used to determine the aggregate award value at the time the Compensation Committee made its decisions, the actual grant date value is not evenly split between options and RSUs and is lower, in the aggregate, than the value that was originally targeted by our Compensation

Committee. Even though the fair market value was lower than anticipated on the grant date, we did not increase the number of shares to be granted in order to reach the originally determined target value. We also note that the grant date value of the respective equity awards does not correspond to the actual economic value that may be realized by an executive officer upon vesting or exercise of these awards. The actual economic value of these awards will depend directly on the performance of our stock price over the period during which the RSUs vest and options can be exercised and the executive's decision on exercise and sale (which decision may be constrained by our stock ownership guidelines). An option award may result in no income to the employee if our stock price does not exceed the exercise price at the time of exercise and ultimately at the time of sale.

The Compensation Committee made the first half grants in March 2011 as shown in the table below. The Compensation Committee did not grant any equity awards to Mr. White, as he resigned as CFO in March 2011. In August 2011, the Compensation Committee reviewed the grant sizes for the second half of the year that had been established at the start of fiscal 2012 and decided no changes were necessary, with the exception of Ms. Burns who received additional grants for the second half of the year reflecting her role and increased responsibility as Interim CFO.

	Stock Options			Restricted Stock Units				
Name	March 2011	September 2011	Total	March 2011	September 2011	Total	Actual Aggregate Grant Date Fair Value	Market Positioning of Equity Awards
Jen-Hsun Huang	250,000	250,000	500,000	—	—	—	$ 4,150,000	50th
Karen Burns	9,000	25,000	34,000	3,000	10,000	13,000	$ 470,470	50th-75th
Ajay K. Puri	42,500	42,500	85,000	12,500	12,500	25,000	$ 1,123,350	50th-75th
David M. Shannon	42,500	42,500	85,000	12,500	12,500	25,000	$ 1,106,625	50th-75th
Debora Shoquist	40,000	40,000	80,000	10,000	10,000	20,000	$ 1,000,800	50th-75th
David L. White [(1)]	—	—	—	—	—	—	—	—

(1) As a result of Mr. White's employment ending with us in March 2011, Mr. White was not eligible to receive any equity grants for fiscal 2012.

Variable Cash Compensation

Variable cash compensation, administered under our Variable Plan, is designed to align executive compensation with the executive officer's individual performance and our annual financial performance. The Variable Plan provides that up to 50% of the target opportunity, which we call the Individual Target Amount, is earned based on how well the executive officer performs against his or her individual objectives, which earned amount we call the Individual Component and up to 50% of the target opportunity, which we call the Corporate Target Amount, is earned based on our success at achieving a financial performance target, which earned amount we call the Corporate Component.

The total target opportunity (that is, the Individual Target Amount plus the Corporate Target Amount), or Cash Target, is equal to a specified percentage of the executive officer's base salary. At the beginning of each fiscal year, our Compensation Committee generally establishes the Cash Target for each executive officer. In March 2011, the Compensation Committee reviewed the Cash Target for each named executive officer for the prior year, and made the adjustments, if any, as discussed in the table below. In determining the Cash Target, the Compensation Committee reviewed the tally sheets, which include the target cash opportunity (expressed as a percentage of base salary) for similarly situated executives at the 50th percentile and 75th percentiles of our Executive Peers. The Compensation Committee took into account that the performance goal for our fiscal 2012 Variable Plan was set at a target level generally deserving of compensation that would be above the 50th percentile and closer to the 75th percentile for our Executive Peers. However, the Compensation Committee did not benchmark to a specific level, and also considered internal pay equity, the desired mix for base salary as compared to variable cash compensation for that executive and our compensation budget for fiscal 2012.

In March 2011, the Compensation Committee decided to modify Mr. Huang's pay mix to better reflect the market norms for our Executive Peers. Specifically, while his fiscal 2011 base salary of $600,000 placed him in the lowest quartile of CEOs at our Executive Peers, his fiscal 2011 Cash Target was significantly above the 75th percentile. For fiscal 2012, the Compensation Committee increased his base salary to $750,000, which was slightly below the 50th percentile of our Executive Peers and decreased his Cash Target to 167% of base salary, or $1,250,000, which was between the 50th and 75th percentiles compared to CEOs at our

Executive Peers. At the same time, the Compensation Committee also adjusted the Cash Target for Ms. Shoquist, which they felt better reflected her role and scope of responsibilities relative to our Executive Peers with whom we compete for talent. The Compensation Committee retained the prior year's Cash Targets for Messrs. Puri, Shannon and White, as the Compensation Committee felt the fiscal 2011 Cash Targets were consistent with the opportunities provided by our Executive Peers to similarly situated executives, and appropriately served our motivation and retention objectives. However, in August 2011, the Compensation Committee increased Mr. Puri's cash target $100,000 to $485,000, reflecting his increased responsibilities and level of contribution.

Ms. Burns became Interim CFO in March 2011 but, given the interim nature of her role, she was not appointed to our executive staff, or Estaff. As a result, she was not eligible to participate in the Variable Plan as this plan is only available to Estaff members.

Executive Officer	Cash Target	% of Salary	Market Position of Dollar Value of Variable Cash	Market Position of Total Cash Opportunity (Salary + Variable Cash)
Jen-Hsun Huang	$1,250,000	167%	50th	50th
Karen Burns (1)	$—	—%	50th-75th	50th-75th
Ajay K. Puri	$485,000	114%	50th-75th	50th-75th
David M. Shannon	$385,000	91%	50th-75th	50th-75th
Debora Shoquist	$250,000	63%	50th-75th	50th-75th
David L. White	$385,000	91%	—	—

(1) Ms. Burns became Interim CFO in March 2011 and was not eligible to participate in the Variable Plan.

With respect to the Individual Component, for fiscal 2012, 75% of the Individual Target Amount was weighted toward specified individual strategic objectives and 25% of the Individual Target Amount was weighted towards overall leadership demonstrated at NVIDIA. For fiscal year 2012, we implemented a maximum payout cap on the Individual Component of two times the amount of our executive officers' Individual Target Amount. The individual strategic objectives generally included results to be achieved in the executive officer's function or area, such as revenue growth, gross margin improvement, quality of products delivered and reducing waste. Leadership objectives included hiring exceptional talent, building a strong organization, improving core processes and supporting global expansion. The Compensation Committee did not use a formula or assign a particular weight to any individual strategic goal in determining the Cash Target for our executive officers. Rather, the Compensation Committee's determination of the Individual Component was subjective and taken with regard to the totality of the executive's achievements.

With respect to the Corporate Component, for fiscal 2012, 100% of the Corporate Target Amount was dependent upon achievement of a Non-GAAP Net Income goal. As described above, the Committee determined that it would take the Company's GAAP net income results for fiscal 2012 and exclude extraordinary, non-recurring charges and credits, in the Committee's discretion, which we call the Non-GAAP Net Income. The Committee believed that Non-GAAP Net Income better enabled evaluation of operating results on a consistent and comparable basis than objectives in conformity with GAAP would have allowed. For fiscal 2012, the Committee set a Non-GAAP Net Income target of $432 million (with a threshold target level of $282 million and a maximum level of $666 million), based on the forecasts developed by management at the beginning of fiscal 2012. As a reference, we had a GAAP net income for fiscal 2011 of $253.1 million and felt the target goal for fiscal 2012 was challenging but possible with very hard work. No amount of the Corporate Component would be earned unless the Company exceeded the threshold level of performance. For fiscal year 2012, we continued our maximum payout cap on the Corporate Component of two times the amount of our executive officers' Corporate Target Amount. Payouts would be interpolated on a straight line for achievement between the threshold and target if our Non-GAAP Net Income results fell between these two points and the payouts would be interpolated on a straight line for achievement between the target and maximum if our Non-GAAP Net Income results fell between these two points.

	Non-GAAP Net Income	Payout of Pro-Rated Corporate Target Amount
Threshold Goal	$282 million	50.00%
Target Goal	$432 million	100.00%
Maximum Goal	$666 million	200.00%

After the close of fiscal 2012, the Compensation Committee determined that the Company achieved Non-GAAP Net Income (which excluded amortization of acquired intangible assets and acquisition charges related to our acquisition of Icera Inc. in fiscal 2012 and a settlement charge) in fiscal 2012 of $616.9 million, which was 179% of the Corporate Target Amount.

The Compensation Committee also evaluated each executive officer's performance to determine the Individual Component payout in March 2012 as follows:

- Mr. Huang: The Compensation Committee determined that Mr. Huang achieved the following individual performance goals in fiscal 2012: materially increased revenue and gross margin as compared to fiscal 2011, grew Tegra business to assist the Company in establishing a meaningful presence in the mobile industry, led the design teams to critical improvements in our product architecture and identified new growth drivers for our business model. As a result of these achievements, the Compensation Committee approved an Individual Component payout to Mr. Huang of 100% of his Individual Target Amount.

- Ms. Burns: Ms. Burns became Interim CFO in March 2011 but, given the interim nature of her role, she was not appointed to our Estaff. As a result, she was not eligible to participate in the Variable Plan as this plan is only available to Estaff members.

- Mr. Puri: The Compensation Committee determined that Mr. Puri achieved the following performance goals in fiscal 2012: led sales organization's contributions toward materially increased revenue and gross margin as compared to fiscal 2011, achieved critical successes in the sales GeForce, Tegra and Tesla, and led improvements to the infrastructure and staffing of the sales organization. As a result of these achievements, the Compensation Committee approved an Individual Component payout to Mr. Puri of 100% of his Individual Target Amount.

- Mr. Shannon: The Compensation Committee determined that Mr. Shannon achieved the following performance goals in fiscal 2012: successfully led the legal team on key license and patent disputes, provided leadership to human resources team, led the Icera acquisition and integration teams, completed a patent portfolio analysis to help reduce future costs, and took steps to reduce unnecessary legal expenses. As a result of these achievements, the Compensation Committee approved an Individual Component payout to Mr. Shannon of 100% of his Individual Target Amount.

- Ms. Shoquist: The Compensation Committee determined that Ms. Shoquist achieved the following performance goals in fiscal 2012: implemented key cost reduction strategies that contributed to the Company's gross margin increase, and expanded or established new processes to drive savings, improve product reliability and reduce delivery time. As a result of these achievements, the Compensation Committee approved an Individual Component payout to Ms. Shoquist of 100% of her Individual Target Amount.

- Mr. White: As a result of Mr. White's employment ending with us in March 2011, Mr. White was not eligible to participate under our Variable Plan for fiscal 2012.

As a result, the executive officers received a payout under the Variable Plan of 140% of their Cash Target. The payouts were as follows:

Executive Officer	Corporate Component Payout	Individual Component Payout	Total Variable Compensation Payout
Jen-Hsun Huang	$1,118,777	$625,000	$1,743,777
Karen Burns	$—	$—	$—
Ajay K. Puri	$374,335	$209,121	$583,456
David M. Shannon	$344,583	$192,500	$537,083
Debora Shoquist	$223,755	$125,000	$348,755
David L. White	$—	$—	$—

Base Salary

Base salary is the fixed portion of executive pay used to compensate executives for their expected day-to-day performance. The Compensation Committee generally establishes base salaries at the beginning of each year. In reviewing the base salaries in March 2011, our Compensation Committee reviewed the tally sheets, which included the base salary data for similarly situated executives at the 50th percentile and 75th percentiles of our Executive Peers. The Compensation Committee set the base salary levels (effective February 1, 2011) based in part on peer data (without benchmarking to a specific level) and in part on internal pay equity, our compensation budget and historical salary levels. The Compensation Committee did not use a formula or assign a particular weight to any one factor in determining the base salaries for our executive officers. Rather, the Compensation Committee's determination of the base salaries was subjective. In setting base salaries in March 2011, the Compensation Committee specifically considered the following:

- Mr. Huang: Mr. Huang has a long history with NVIDIA as a founder and is responsible for the operations and performance of the entire enterprise. As discussed above, the Compensation Committee determined his salary adjustment in connection with his reduction in variable cash compensation opportunity, to provide overall total target cash compensation opportunity between the 50th and 75th percentile of our Executive Peers while better reflecting the pay mix used by our Executive Peers and within NVIDIA for our other executive officers.
- Ms. Burns: Ms. Burns became Interim CFO in March 2011. The Compensation Committee chose not to adjust her base salary at that time because of the expected interim nature of her role. As part of its semi-annual review, in August 2011, the Compensation Committee increased her base salary, as set forth below, to reflect her increased level of responsibility as Interim CFO.
- Mr. Puri: The Compensation Committee chose not to adjust Mr. Puri's base salary, based on their determination that his fiscal 2011 salary properly reflected his role and scope of responsibilities relative to our Executive Peers with whom we compete for talent.
- Mr. Shannon: The Compensation Committee chose not to adjust Mr. Shannon's base salary, based on their determination that his fiscal 2011 salary properly reflected his role and scope of responsibilities relative to our Executive Peers with whom we compete for talent.
- Ms. Shoquist: The Compensation Committee adjusted Ms. Shoquist's base salary by $50,000. The Compensation Committee felt this salary adjustment (and resulting effect on her Cash Target) better reflected her role and scope of responsibilities relative to our Executive Peers with whom we compete for talent, as well as the internal pay equity of her base salary as compared to our other executive officers.
- Mr. White: The Compensation Committee chose not to adjust Mr. White's base salary, based on their determination that his fiscal 2011 salary properly reflected his role and scope of responsibilities relative to our Executive Peers with whom we compete for talent.

Executive Officer	Salary Before Annual Review	Salary after Annual Review (1)	% Change	Market Position of Base Salary	Market Position of Total Cash Opportunity
Jen-Hsun Huang	$600,000	$750,000	25%	25th	50th
Karen Burns (1)	$340,000	$375,000	10%	75th	50th-75th
Ajay K. Puri	$425,000	$425,000	—%	50th-75th	50th-75th
David M. Shannon	$425,000	$425,000	—%	50th-75th	50th-75th
Debora Shoquist	$350,000	$400,000	14%	50th-75th	50th-75th
David L. White	$425,000	$425,000	—%	50th-75th	—

(1) Ms. Burns' base salary adjustment reflects a Compensation Committee decision made in August 2011. As explained above, Ms. Burns is not eligible to participate in our Variable Plan and, as a result, has a higher base salary relative to our Executive Peers. However, her total cash opportunity is between the 50th and 75th percentile of our Executive Peers.

Other Benefits

Health, Welfare, Retirement and ESPP Benefits. In order to attract and retain qualified executive officers and other employees, we must offer a competitive package of health and welfare programs. We maintain medical, vision, dental and accidental death and disability insurance as well as professional time off and paid holidays for all of our employees. Our executive officers are eligible to participate in these programs along with and on the same basis as our other employees. Like all of our full-time employees, our executive officers are eligible to participate in our 1998 Employee Stock Purchase Plan and our 401(k) plan.

No Perquisites. Our executive officers do not receive any perquisites or personal benefits that are not available to all NVIDIA employees on the same terms and conditions.

Severance and Change-in-Control Agreements. We generally do not have severance or change-in-control agreements with any of our employees, including our executive officers. While such agreements are offered by many of our Executive Peers, we want to encourage executive officers to focus on growing and building value for our stockholders, a focus that we believe is best accomplished through the use of at-risk compensation elements such as variable cash compensation and long-term equity grants, rather than severance protections.

In addition, we believe our executives should generally be treated in the same way as our employees. Consistent with this philosophy, they are eligible for certain accelerated equity vesting provisions under our equity incentive plans on the same terms and conditions as our other employees. As described in greater detail below under the heading *Employment, Severance and Change-in-Control Agreements*, all of the stock options or RSUs held by our employees, including our executive officers, would be accelerated if they were not assumed or substituted by an acquiring company in a change-in-control transaction. The Compensation Committee included this provision in our equity incentive plan to motivate all of our employees, including our executive officers, to act in the best interest of our stockholders by removing the distraction of post-change of control uncertainties faced by employees, including executive officers, with regard to their equity compensation. We believe that this stock plan provision provides sufficient protection to allow our employees, including our executive officers, to focus on the success of a potential business combination, rather than worrying about how business decisions that may be in the best interest of NVIDIA will impact their own financial security. That is, we believe this provision will help ensure stability among our employee ranks, and will help enable our employees to maintain a balanced perspective in making overall business decisions during periods of uncertainty.

In connection with Mr. White's resignation as Executive Vice President and Chief Financial Officer effective March 17, 2011, we entered into a Transition and Consulting Agreement, dated March 15, 2011, with Mr. White. Pursuant to the Transition and Consulting Agreement, Mr. White remained an NVIDIA employee until May 31, 2011 at his then-current base salary of $35,417 per month to help transition his duties to Ms. Burns. From June 1, 2011 to August 31, 2011, Mr. White served as a consultant to us reporting directly to Mr. Huang, during which time he was engaged to support finance and accounting activities, support the transition of responsibilities to the interim CFO and full-time CFO, when hired, and being available for questions and issues related to the fiscal 2012 financial plan, the closing of fiscal quarters, tax, facilities and IT matters and supporting the process of replacing him on the board and as an officer of the Company's worldwide entities. Mr. White was paid $35,417 per month for his consulting services. In consideration for his full release of all claims related to his employment, the Company agreed to provide Mr. White with a lump sum severance payment of $128,333 and to reimburse Mr. White for his COBRA medical premiums for up to 18 months. We believed these benefits and the consulting relationship were in the best interest of our stockholders, as they facilitated the smooth and effective transition of his duties.

Additional Executive Compensation Practices, Policies and Procedures

Compensation Recovery Policy

In April 2009, our Board adopted a Compensation Recovery Policy pursuant to which, if (i) we are required to prepare an accounting restatement to correct an accounting error on an interim or annual financial statement included in a report on Form 10-Q or Form 10-K due to material noncompliance with any financial reporting requirement under the federal securities laws, or a Restatement, and (ii) the Board or a committee of independent directors concludes that our CEO or CFO had received a variable compensation payment, or portion thereof, that would not have been payable if the original interim or annual financial statements reflected the Restatement, then our CEO or CFO shall disgorge to NVIDIA the net after-tax amount of such variable compensation payment.

In addition, pursuant to the Compensation Recovery Policy, if the Board or a committee of independent directors determines that an officer (including but not limited to our CEO and CFO) or other employee received a variable compensation payment, or portion thereof, that would not have been payable if our original interim or annual financial statement reflected a Restatement, then the Board or such committee, in its discretion, may take similar actions as it deems necessary after their evaluation of the

events that gave rise to the Restatement. In using its discretion, the Board or such committee may consider whether such person was involved in the preparation of our financial statements or otherwise caused the need for the Restatement. Such actions may include, to the extent permitted by applicable law, requiring partial or full repayment of any variable compensation or other incentive compensation paid to such person, requiring repayment of any gains realized on the exercise of stock options or on the open-market sale of vested shares and causing the partial or full cancellation of restricted stock or deferred stock awards and outstanding stock options. We will review and update the Compensation Recovery Policy as necessary for compliance with the clawback policy provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act as and when the final regulations related to that policy are issued.

Stock Ownership Guidelines

Our Corporate Governance Policies require each executive officer to hold at least 25,000 shares of our common stock during the period in which he or she serves as an executive officer, unless our Nominating and Corporate Governance Committee waives the requirement. The 25,000 shares may include vested but unexercised stock options and vested but unissued RSUs. Executive officers will have 18 months from the date that they become executive officers to reach the ownership threshold. Each of our executive officers currently meets the stock ownership requirement. We also note that as shown above under "Security Ownership of Certain Beneficial Owners and Management", as of January 29, 2012 and assuming a fair market value of our common stock of $14.91 (which was the closing price of our common stock on the last trading day of our fiscal year 2012), our CEO has beneficial ownership of shares (including both shares owned at, and shares he has the right to acquire within 60 days of, January 29, 2012) of our common stock having a value in excess of 467 times his base salary and each of our other executive officers has beneficial ownership of shares (including both shares owned at, and shares that such executive officers have the right to acquire within 60 days of, January 29, 2012) of our common stock having a value in excess of 10 times their respective base salaries (except Ms. Burns, who serves in an interim role and who has beneficial ownership of shares of our common stock having a value in excess of two times her base salary).

Hedging Policy

Since our initial public offering in 1999, our policies have prohibited our employees, including our executive officers, from engaging in transactions to "hedge" ownership of our stock, including short sales or trading in any derivatives involving our securities. We believe this policy is consistent with good corporate governance and with our pay for performance compensation model.

Managing the Use of Equity

While equity is an important component of overall compensation, we carefully monitor the number of equity-based awards granted to employees. We strive to balance compensation to employees against equity expense and the potential dilution of stockholder ownership by budgeting the number of equity-based awards available for employee grants and establishing a dilution budget. For fiscal 2012, the Compensation Committee established a total dilution budget of 3.25% to 3.75% of our outstanding shares of common stock for all employees and new hire grants other than those related to merger and acquisition activity. Our actual dilution rate for fiscal 2012 was 3.52%. For purposes of our annual dilution rate calculations, each RSU is counted as more than one share (as set forth below) with the exact multiple ranging in any given year from 1.5 to 4 shares based on our stock price volatility. In fiscal 2012, based on our historical common stock volatility at the time the dilution budget was established, each RSU was counted as 2 shares. To calculate the actual dilution for fiscal 2012, we calculated the sum of each stock option granted as 1 unit and each RSU granted as 2 units and divided the sum of these by the number of shares of common stock outstanding on the last day of our fiscal year (January 29, 2012). We expect our dilution rate to vary in future periods as our business and competitive environment change, as our hiring needs change, and in response to any accounting or regulatory developments.

Equity Granting Policies

In fiscal year 2007, the Compensation Committee adopted specific policies regarding the grant dates of equity applicable to all employees. As part of its overall compensation review, the Compensation Committee annually reviews these policies and makes adjustments. Our grant policies are currently as follows:

- *New Hire Grants.* The grant date for new employees is the 6th business day of the month following the new employee's start date. New hire grants to executive officers are made as part of our monthly process that includes grants to all recently hired employees. The exercise price of all new hire grants is equal to the closing price of our common stock on the grant date.
- *Semi-Annual Grants.* The Compensation Committee makes grants semi-annually to our executive officers on the third Wednesday of March and the third Wednesday of September, consistent with our policy for other employees. During the first quarter of the fiscal year, the Compensation Committee approves a target equity grant for each eligible executive for the fiscal year, which is divided as follows: (a) 50% of the target grant is granted in March and (b) the remaining 50% is budgeted to be granted in September. The exercise price of all the executive semi-annual stock option grants is the

closing price of our common stock on the grant date. Semi-annual grants will not be made to our executive officers during blackout periods under our insider trading policy. Instead, executive semi-annual grants will be made on the day that the blackout period ends.

- *Other Grants.* All other grants to existing executive officers and employees throughout the year, which we call off-cycle grants, will have a grant date of the 6th day of the month subsequent to the date of the event leading to the grant, provided that the grant is approved on or prior to such grant date. No off-cycle grants may be granted to our executive officers during blackout periods under our insider trading policy. Instead, they will be made as part of the next monthly grant cycle when the trading window is open. Also, the Compensation Committee must approve any off cycle grants to executive officers. No off-cycle grants were made to our executive officers during fiscal 2012.

We do not grant stock options upon the exercise of an option using shares already in the holder's possession (i.e. reload options), make loans to executives to exercise their stock options or, for any other reason, grant stock options at a discount (other than in connection with assuming or replacing existing target company awards as part of mergers and acquisitions in accordance with applicable tax laws and NASDAQ listing requirements), or allow semi-annual or off-cycle grants to be made to our executive officers when our stock trading window is closed.

Tax and Accounting Implications

Section 162(m) of the U.S. Internal Revenue Code limits the amount that we may deduct from its federal income taxes for remuneration paid to our CEO and three most highly compensated executive officers (other than our CFO) to $1 million per executive per year, unless certain requirements are met. Section 162(m) provides an exception from this deduction limitation for certain forms of "performance-based compensation," including the gain recognized by an executive upon the exercise of qualifying compensatory stock options. While the Compensation Committee is mindful of the benefit to NVIDIA performance of full deductibility of compensation, the Compensation Committee believes that it should not be constrained by the requirements of Section 162(m) where those requirements would impair flexibility in compensating our executive officers in a manner that can best promote our corporate objectives. Therefore, the Compensation Committee has not adopted a policy that requires that all compensation be deductible. The Compensation Committee intends to continue to compensate our executive officers in a manner consistent with the best interests of NVIDIA and our stockholders.

Stock-based compensation cost is measured at grant date, based on the fair value of the grants, and is recognized as an expense over the requisite employee service period. We use a binomial option pricing model to estimate the fair value of each stock option grant for accounting purposes.

RISK ANALYSIS OF OUR COMPENSATION PLANS

With the oversight of the Compensation Committee of the Board of Directors, the Company's senior vice president of human resources, its senior corporate counsel and members of the finance department, collectively Management, as well as Exequity, the independent consultant engaged by the Compensation Committee, performed an assessment of the Company's compensation programs and policies for fiscal 2012 as generally applicable to our employees to ascertain any potential material risks that may be created by the compensation programs. The assessment focused on programs with variability of payout and the ability of participants to directly affect payout and the controls over participant action and payout. Specifically, Management and Exequity reviewed the Company's variable cash compensation and equity compensation programs. Management and Exequity identified the key terms of these programs, potential concerns regarding risk taking behavior and specific risk mitigation features. Management's assessment was first presented to and discussed with members of the Company's executive staff, including our general counsel and our interim chief financial officer. The assessment was then presented to and discussed with the Compensation Committee.

The Compensation Committee considered the findings of the assessment conducted as described above and concluded that our compensation programs are designed and administered with the appropriate balance of risk and reward in relation to our overall business strategy and do not encourage employees to take unnecessary or excessive risks, and that the level of risk that they do encourage is not reasonably likely to materially harm our business or financial condition.

The Compensation Committee believes that although a significant percentage of compensation provided to our employees is performance-based, the following compensation design features guard against excessive risk-taking:

- our compensation program encourages our employees to remain focused on both our short-term and long-term goals. For example, while our variable cash compensation plans measured performance on an annual basis in fiscal 2012, our equity awards vest ratably over three or four years, which we believe encourages our employees to focus on the long-term performance of NVIDIA;

- we design our variable cash compensation programs so that payouts are based on achievement of both individual and corporate performance targets. With respect to the corporate target, we use net income as a financial metric, which the Compensation Committee believes is a financial metric that drives long-term stockholder value, and we cap the potential award payout;
- we have internal controls over our financial accounting and reporting, including net income, which is used to measure and determine the eligible compensation award under our plan;
- financial plan target goals and final awards under the variable incentive plan are approved by the Compensation Committee;
- except for equity grants to our CEO, who is a founder and significant stockholder, we grant a combination of RSUs and stock options to employees at the director level and above, which the Compensation Committee believes provides an appropriate balance between upside opportunity and downside risk;
- we have a compensation recovery policy applicable to all employees that allows NVIDIA to recover compensation paid in situations of fraud or material financial misconduct;
- we have stock ownership guidelines that we believe are reasonable and are designed to align our executive officers' interests with those of our stockholders; and
- we prohibit all hedging transactions involving our common stock which prevents our employees from insulating themselves from the effects of NVIDIA stock price performance.

SUMMARY COMPENSATION TABLE FOR FISCAL YEARS 2012, 2011 AND 2010

The following table summarizes information regarding the compensation earned by our chief executive officer, our current interim chief financial officer, our former chief financial officer and our other three executive officers during fiscal years 2012, 2011 and 2010. We refer to these individuals as our named executive officers.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($) (1) (2)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($) (3)	All Other Compensation ($)	Total ($)
Jen-Hsun Huang	2012	746,539	—	—	4,150,000	1,743,777	2,106 (4)	6,642,422
Chief Executive Officer and President	2011	598,442	—	—	3,255,000	1,425,000	3,043 (5)	5,281,485
	2010	7,145 (6)	—	—	3,475,000 (7)	—	2,310 (4)	3,484,455
Karen T. Burns (8).......	2012	333,085	—	197,290	273,180	—	1,432 (9)	804,987
Vice President and Interim Chief Financial Officer	2011	—	—	—	—	—	—	—
	2010	—	—	—	—	—	—	—
Ajay K. Puri...........	2012	423,366	—	400,000	723,350	583,456	13,122 (10)	2,143,294
Executive Vice President, Worldwide Sales	2011	347,111	—	380,875	541,913	289,334	12,898 (11)	1,572,131
	2010	333,671 (12)	—	532,020	666,225	—	4,330 (4)	1,536,246
David M. Shannon......	2012	423,366	—	401,125	705,500	537,083	5,298 (4)	2,072,372
Executive Vice President, General Counsel and Secretary	2011	340,032	—	358,250	513,375	249,335	5,052 (4)	1,466,044
	2010	326,009 (12)	—	815,703	799,595	—	2,595 (4)	1,943,902
Debora Shoquist	2012	398,269	—	320,000	680,800	348,755	5,298 (4)	1,753,122
Executive Vice President, Operations	2011	298,654	—	329,590	434,350	180,000	4,998 (4)	1,247,592
	2010	267,946 (12)	—	819,073	611,740	—	4,089 (4)	1,702,848
David L. White	2012	143,301 (13)	—	—	—	—	244,005 (14)	387,306
Former Executive Vice President and Chief Financial Officer	2011	423,366	50,000 (15)	358,250	528,375	259,875	5,486 (4)	1,625,352
	2010	348,855 (16)	150,000 (15)	—	2,196,000	176,640	2,785 (4)	2,874,280

(1) In fiscal year 2010, we introduced RSUs as a form of equity compensation to all employees, including executive officers. In fiscal years 2010, 2011 and 2012, our executive officers (except Messrs. Huang and White) received as equity compensation a combination of RSUs and stock options.

(2) Amounts shown in this column do not reflect dollar amounts actually received by the executive officer. Instead, these amounts reflect the aggregate full grant date fair value calculated in accordance with FASB ASC Topic 718 for the respective fiscal year. The assumptions used in the calculation of values of the awards are set forth under Note 3 to our consolidated financial statements entitled "Stock-Based Compensation" in our Annual Report on Form 10-K for fiscal year 2012, filed with the SEC on March 13, 2012.

(3) As applicable, reflects amounts earned in fiscal years 2012, 2011 and 2010 and paid in March 2012, March 2011 and March 2010, respectively, pursuant to our 2012 Variable Compensation Plan, 2011 Variable Compensation Plan and 2010 Variable Compensation Plan, respectively. No amounts were paid in fiscal year 2010 (except to Mr. White) pursuant to our 2010 Variable Compensation Plan. For further information please see the discussion in our *Compensation Discussion and Analysis* beginning on page 40 of this proxy statement.

(4) Represents the premium and imputed income for group term life insurance, which we provide to all our employees.

(5) Represents: (i) an award of $750 for the filing of a patent of which Mr. Huang is an inventor with the U.S. Patent and Trademark Office, or the PTO. Awards are made to all NVIDIA employees whose patents are filed by NVIDIA with the PTO; and (ii) $2,293 of premium and imputed income for group term life insurance, which we provide to all our employees.

(6) Mr. Huang voluntarily decreased his base salary to $1, after taxes and benefit contributions, with respect to all of fiscal year 2010. Includes a payment in connection with the mandatory company-wide cash-out of accrued vacation of $161.

(7) In connection with the settlement of the stockholder derivative lawsuits relating to our historical stock option practices, effective May 7, 2009, NVIDIA and Mr. Huang agreed to amend the stock options granted to Mr. Huang on March 31, 2006, March 21, 2007 and March 19, 2008 to increase the aggregate exercise price of 700,747 shares held by Mr. Huang by $3.5 million. The incremental fair value of these modified options as determined in accordance with FASB ASC Topic 718 is $0.

(8) Ms. Burns became our Interim Chief Financial Officer effective March 17, 2011. As such, disclosure of Ms. Burns' compensation for fiscal years 2010 and 2011 is not presented.

(9) Represents: (i) $1,327 in premium and imputed income for group term life insurance, which we provide to all our employees; and (ii) $105 in value of gift card given to Ms. Burns before she was appointed as our Interim Chief Financial Officer.

(10) Represents: (i) $5,298 in premium and imputed income for group term life insurance, which we provide to all our employees; and (ii) $7,824 of imputed income for provision of medical insurance for an additional person.

(11) Represents: (i) $5,050 in premium and imputed income for group term life insurance, which we provide to all our employees; and (ii) $7,848 of imputed income for provision of medical insurance for an additional person.

(12) Effective March 1, 2009 through January 31, 2010, Messrs. Puri's and Shannon's and Ms. Shoquist's base salary was temporarily reduced by 5% in connection with a company-wide salary reduction action. Includes a payment in connection with the mandatory company-wide cash-out of accrued vacation in the amounts of $38,077, $37,884 and $3,831 to Messrs. Puri and Shannon and Ms. Shoquist, respectively.

(13) Mr. White resigned as our Executive Vice President and Chief Financial Officer, effective March 17, 2011, but remained an employee through May 31, 2011. This amounts represents salary paid to Mr. White through May 31, 2011.

(14) Represents: (i) $128,333 in transition payments; $106,250 in payment for consulting services from June 1, 2011 to August 31, 2011; (ii) $316 in payment to purchase a Tegra phone pursuant to our Tegra subsidiary program available to all employees; (iii) $6,865 for payment of COBRA premiums; and (iv) $2,241 of imputed income and premium for group term life insurance provided to all of our employees.

(15) Represents the aggregate amount of a signing bonus paid to Mr. White in fiscal year 2010. The signing bonus was payable in quarterly installments of $50,000. The last installment of the signing bonus was paid during fiscal year 2011.

(16) Represents the pro-rated portion of Mr. White's salary based on his start date of February 27, 2009. Effective September 1, 2009, Mr. White's base salary for fiscal year 2010 was temporarily reduced by 5% in connection with a company-wide salary reduction action.

GRANTS OF PLAN-BASED AWARDS FOR FISCAL YEAR 2012

The following table provides information regarding all grants of plan-based awards that were made to or earned by our named executive officers during fiscal year 2012. Disclosure on a separate line item is provided for each grant of an award made to a named executive officer. The information in this table supplements the dollar value of stock options and other awards set forth in the *Summary Compensation Table For Fiscal Years 2012, 2011 and 2010* by providing additional details about the awards.

The option grants to purchase shares of our common stock set forth in the following table were made under our 2007 Plan. The exercise price of options granted under the 2007 Plan is equal to the closing price of our common stock as reported by NASDAQ on the date of grant. Under the 2007 Plan, the exercise price may be paid in cash, in shares of our common stock valued at fair market value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares. All stock option grants are subject to service based vesting.

During fiscal year 2012, none of our named executive officers were awarded or held any performance-based equity incentive awards.

Name	Grant Date	Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards [1] Target ($)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($) [2]
Jen-Hsun Huang......	3/18/2011	3/4/2011	—	—	250,000 [3]	17.62 [4]	2,275,000
	9/21/2011	8/23/2011	—	—	250,000 [5]	14.465 [6]	1,875,000
	N/A	N/A	1,250,000	—	—	—	—
Karen T. Burns.......	3/16/2011	2/24/2011	—	3,000 [7]	—	—	52,590
	3/16/2011	2/24/2011	—	—	9,000 [3]	17.53 [8]	85,680
	9/21/2011	8/23/2011	—	10,000 [9]	—	—	144,700
	9/21/2011	8/23/2011	—	—	25,000 [5]	14.465 [6]	187,500
	N/A	N/A	— [10]	—	—	—	—
Ajay K. Puri.........	3/16/2011	2/24/2011	—	12,500 [7]	—	—	219,125
	3/16/2011	2/24/2011	—	—	42,500 [3]	17.53 [8]	404,600
	9/21/2011	8/23/2011	—	12,500 [9]	—	—	180,875
	9/21/2011	8/23/2011	—	—	42,500 [5]	14.465 [6]	318,750
	N/A	N/A	485,000	—	—	—	—
David M. Shannon....	3/18/2011	2/24/2011	—	12,500 [7]	—	—	220,250
	3/18/2011	2/24/2011	—	—	42,500 [3]	17.62 [4]	386,750
	9/21/2011	8/23/2011	—	12,500 [9]	—	—	180,875
	9/21/2011	8/23/2011	—	—	42,500 [5]	14.465 [6]	318,750
	N/A	N/A	385,000	—	—	—	—
Debora Shoquist......	3/16/2011	2/24/2011	—	10,000 [7]	—	—	175,300
	3/16/2011	2/24/2011	—	—	40,000 [3]	17.53 [8]	380,800
	9/21/2011	8/23/2011	—	10,000 [9]	—	—	144,700
	9/21/2011	8/23/2011	—	—	40,000 [5]	14.465 [6]	300,000
	N/A	N/A	250,000	—	—	—	—
David L. White [11]....	—	—	—	—	—	—	—
	N/A	N/A	385,000 [12]	—	—	—	—

(1) Represents possible awards under our 2012 Variable Compensation Plan as further explained in the section titled *Compensation Discussion and Analysis* beginning on page 40 of this proxy statement.

(2) Amounts shown in this column do not reflect dollar amounts actually received by the executive officer. Instead, these amounts reflect the aggregate full grant date fair value calculated in accordance with FASB ASC Topic 718 for the awards. The assumptions used in the calculation of values of the awards are set forth under Note 3 to our consolidated financial statements entitled "Stock-Based Compensation" in our Annual Report on Form 10-K for fiscal year 2012, filed with the SEC on March 13, 2012.

(3) Represents stock options granted to our named executive officers in the first quarter of fiscal year 2012 pursuant to our 2007 Plan. The Compensation Committee approved these grants on February 24, 2011 (except in the case of Mr. Huang's grant which was approved on March 4, 2011) for grant on March 16, 2011, the same day that semi-annual grants were made to all of our other eligible employees. In the case of Messrs. Huang and Shannon, our trading window was closed for them on March 16, 2011 due to their possession of material non-public information. As a result and in accordance with our equity grant guidelines, Messrs. Huang's and Shannon's equity awards were granted on the day the trading window opened for them, which was on March 18, 2011.

(4) Represents the closing price of our common stock as reported by NASDAQ on March 18, 2011, which is the exercise price of stock option grants made under our 2007 Plan.

(5) Represents stock options granted to our named executive officers in the third quarter of fiscal year 2012 pursuant to our 2007 Plan. The Compensation Committee approved these grants on August 23, 2011 for grant on September 21, 2011, the same day that semi-annual grants were made to all of our other eligible employees.

(6) Represents the closing price of our common stock as reported by NASDAQ on September 21, 2011, which is the exercise price of stock option grants made under our 2007 Plan.

(7) Represents RSUs granted to Messrs. Puri and Shannon and Mses. Burns and Shoquist in the first quarter of fiscal year 2012 pursuant to our 2007 Plan. The Compensation Committee approved these grants on February 24, 2011 for grant on March 16, 2011, the same day that semi-annual grants were made to all of our other eligible employees. In the case of Mr. Shannon, our trading window was closed for him on March 16, 2011 due to his possession of material non-public information. As a result and in accordance with our equity grant guidelines, Mr. Shannon's equity award was granted on the day the trading window opened for him, which was on March 18, 2011. There is no purchase price associated with RSUs.

(8) Represents the closing price of our common stock as reported by NASDAQ on March 16, 2011, which is the exercise price of stock option grants made under our 2007 Plan.

(9) Represents RSUs granted to Messrs. Puri and Shannon and Mses. Burns and Shoquist in the third quarter of fiscal year 2012 pursuant to our 2007 Plan. The Compensation Committee approved these grants on August 23, 2011 for grant on September 21, 2011, the same day that semi-annual grants were made to all of our other eligible employees. There is no purchase price associated with RSUs.

(10) Ms. Burns became Interim Chief Financial Officer in March 2011 but, given the interim nature of her role, she was not appointed to our executive staff, or Estaff. As a result of not being a member of our Estaff, she was not eligible to participate in the 2012 Variable Compensation Plan as this plan is only available to Estaff members.

(11) Mr. White resigned from his position as Chief Financial Officer effective March 17, 2011 and did not receive any equity grants in fiscal year 2012.

(12) Although the Compensation Committee established Mr. White's variable cash target in March 2011, Mr. White subsequently resigned as our Chief Financial Officer effective March 17, 2011 and was not eligible for any payout under the 2012 Variable Compensation Plan.

OUTSTANDING EQUITY AWARDS AS OF JANUARY 29, 2012

The following table presents information regarding outstanding equity awards held by our named executive officers as of January 29, 2012. As of January 29, 2012, none of our named executive officers held unearned equity incentive awards or stock awards.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Units of Stock That Have Not Vested (#)	Market Value of Units of Stock That Have Not Vested ($)
Jen-Hsun Huang..........	750,000	—	12.39 [1]	5/14/2012	—	—
	225,000	—	8.47 [1]	5/16/2012	—	—
	150,000	—	10.00 [2]	5/16/2012	—	—
	151,753	—	19.16 [1]	3/30/2013	—	—
	—	164,025 [3]	34.36 [2]	9/18/2014	—	—
	—	180,000 [4]	10.00 [2]	9/16/2015	—	—
	—	250,000 [5]	10.20 [2]	3/17/2016	—	—
	298,247	—	23.65 [6]	3/30/2013	—	—
	202,500	—	23.65 [6]	3/20/2014	—	—
	—	200,000 [7]	23.65 [6]	3/18/2015	—	—
	—	250,000 [8]	15.94 [2]	9/15/2016	—	—
	—	250,000 [9]	18.10 [2]	3/16/2017	—	—
	78,125	171,875 [10]	10.56 [2]	9/14/2020	—	—
	—	250,000 [11]	17.62 [2]	3/17/2021	—	—
	—	250,000 [12]	14.465 [2]	9/20/2021	—	—
Karen T. Burns...........	9,000	—	10.00 [2]	9/16/2014	—	—
	10,175	925 [13]	10.20 [2]	3/17/2015	—	—
	5,850	1950 [14]	15.94 [2]	9/15/2015	—	—
	—	8,400 [15]	18.10 [2]	3/16/2016	—	—
	3,834	8,436 [10]	10.56 [2]	9/14/2020	—	—
	1,125	3,375 [16]	20.63 [2]	1/9/2021	—	—
	—	9,000 [11]	17.53 [2]	3/15/2021	—	—
	—	25,000 [12]	14.465 [2]	9/20/2012	—	—
	—	—	—	—	617 [17]	9,199 [18]
	—	—	—	—	867 [19]	12,927 [18]
	—	—	—	—	2,800 [20]	41,748 [18]
	—	—	—	—	3,885 [21]	57,925 [18]
	—	—	—	—	1,125 [22]	16,774 [18]
	—	—	—	—	3,000 [23]	44,730 [18]
	—	—	—	—	10,000 [24]	149,100 [18]
Ajay K. Puri.............	56,249	—	18.90 [1]	3/20/2013	—	—
	45,563	—	34.36 [2]	9/18/2013	—	—
	62,500	—	17.66 [2]	3/18/2014	—	—
	56,250	—	10.00 [2]	9/16/2014	—	—
	58,439	5,311 [13]	10.20 [2]	3/17/2015	—	—
	33,754	11,246 [14]	15.94 [2]	9/15/2015	—	—
	—	41,250 [15]	18.10 [2]	3/16/2016	—	—
	14,843	32,657 [10]	10.56 [2]	9/14/2020	—	—
		42,500 [11]	17.53 [2]	3/15/2021	—	—
		42,500 [12]	14.465 [2]	9/20/2021	—	—
	—	—	—		5,956 [17]	88,804 [18]
	—	—	—	—	3,499 [19]	52,170 [18]
	—	—	—	—	13,750 [20]	205,013 [18]
	—	—	—	—	9,375 [21]	139,781 [18]
	—	—	—		12,500 [23]	186,375 [18]
	—	—	—	—	12,500 [24]	186,375 [18]

Name	Option Awards				Stock Awards	
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Units of Stock That Have Not Vested (#)	Market Value of Units of Stock That Have Not Vested ($)
David M. Shannon	150,000	—	19.16 [1]	3/30/2012	—	—
	67,500	—	18.90 [1]	3/20/2013	—	—
	54,675	—	34.36 [2]	9/18/2013	—	—
	62,500	—	17.66 [2]	3/18/2014	—	—
	56,250	—	10.00 [2]	9/16/2014	—	—
	82,593	7,507 [13]	10.20 [2]	3/17/2015	—	—
	31,879	10,621 [14]	15.94 [2]	9/15/2015	—	—
	—	37,500 [15]	18.10 [2]	3/16/2016	—	—
	14,843	32,657 [10]	10.56 [2]	9/14/2020	—	—
	—	42,500 [11]	17.62 [2]	3/15/2021	—	—
	—	42,500 [12]	14.465 [2]	9/20/2021	—	—
	—	—	—	—	9,452 [17]	140,929 [18]
	—	—	—	—	4,957 [19]	73,909 [18]
	—	—	—	—	12,500 [20]	186,375 [18]
	—	—	—	—	9,375 [21]	139,781 [18]
	—	—	—	—	12,500 [23]	186,375 [18]
	—	—	—	—	12,500 [24]	186,375 [18]
Debora Shoquist	250,000	—	36.93 [2]	10/4/2013	—	—
	75,000	—	17.66 [2]	3/18/2014	—	—
	30,000	—	10.00 [2]	9/16/2014	—	—
	63,205	5,745 [13]	10.20 [2]	3/17/2015	—	—
	24,378	8,122 [14]	15.94 [2]	9/15/2015	—	—
		35,000 [15]	18.10 [2]	3/16/2016	—	—
	10,937	24,063 [10]	10.56 [2]	9/14/2020	—	—
		40,000 [11]	17.53 [2]	3/15/2021	—	—
		40,000 [12]	14.465 [2]	9/20/2021	—	—
	—	—	—	—	10,418 [17]	155,332 [18]
	—	—	—	—	3,791 [19]	56,524 [18]
	—	—	—	—	11,500 [20]	171,465 [18]
	—	—	—	—	8,625 [21]	128,599 [18]
	—	—	—	—	10,000 [23]	149,100 [18]
	—	—	—	—	10,000 [24]	149,100 [18]
David L. White [25]	—	—	—	—	—	—

(1) Represents the closing price of our common stock as reported by NASDAQ on the last trading day prior to the date of grant which is the exercise price of stock option grants made pursuant to our 1998 Plan.

(2) Represents the closing price of our common stock as reported by NASDAQ on the date of grant which is the exercise price of stock option grants made pursuant to our 2007 Plan.

(3) The option vested as to 50% of the shares on February 15, 2012, and vests as to the remaining 50% of the shares on May 15, 2012.

(4) The option vests as to 50% of the shares on February 15, 2013, and vests as to the remaining 50% of the shares on May 15, 2013.

(5) The option vests as to 50% of the shares on August 15, 2013, and vests as to the remaining 50% of the shares on November 15, 2013.

(6) In connection with the settlement of the stockholder derivative lawsuits relating to our historical stock option practices, effective May 7, 2009, NVIDIA and Mr. Huang agreed to amend the stock options granted to Mr. Huang on March 31,

2006, March 21, 2007 and March 19, 2008 to increase the aggregate exercise price of options exercisable for an aggregate of 700,747 shares held by Mr. Huang by $3.5 million.

(7) The option vests as to 50% of the shares on August 15, 2012, and vests as to the remaining 50% of the shares on November 15, 2012.

(8) The option vests as to 50% of the shares on February 15, 2014, and vests as to the remaining 50% of the shares on May 15, 2014.

(9) The option vests as to 50% of the shares on August 15, 2014, and vests as to the remaining 50% of the shares on November 15, 2014.

(10) The option vested as to 25% of the shares on September 15, 2011, and vests as to 6.25% at the end of each quarterly period thereafter such that the option will be fully vested on September 15, 2014.

(11) The option vested as to 25% of the shares on March 16, 2012, and vests as to the remaining 75% of the shares in equal quarterly installments over the next nine months such that the option will be fully vested on March 16, 2015.

(12) The option vests as to 25% of the shares on September 21, 2012, and vests as to the remaining 75% of the shares in equal quarterly installments over the next nine months such that the option will be fully vested on March 21, 2015.

(13) The option vested as to 33.36% of the shares on March 18, 2010, and vested as to 8.33% at the end of each quarterly period thereafter such that the option was fully vested on March 18, 2012.

(14) The option vested as to 33.36% of the shares on September 16, 2010, and vests as to 8.33% at the end of each quarterly period thereafter such that the option will be fully vested on September 16, 2012.

(15) The option vests as to 25% of the shares on June 17, 2012, and vests as to the remaining 75% of the shares in equal quarterly installments over the next nine months such that the option will be fully vested on March 17, 2013.

(16) The option vested as to 25% of the shares on December 1, 2011, and vests as to the remaining 75% of the shares in equal quarterly installments over the next three years such that the option will be fully vested on December 1, 2014.

(17) The RSU vested as to 33.36% on March 17, 2010, and vests as to 16.66% every six months thereafter over the next two years such that the RSU will be fully vested on March 21, 2012.

(18) Calculated by multiplying the number of RSUs by the closing price ($14.91) of NVIDIA's common stock on January 27, 2012, the last trading day before the end of our 2012 fiscal year, as reported by NASDAQ.

(19) The RSU vested as to 33.36% on September 15, 2010, and vests as to 16.66% every six months thereafter over the next two years such that the RSU will be fully vested on September 19, 2012.

(20) The RSU vests as to 50% on September 19, 2012, and vests as to 50% on March 20, 2013.

(21) The RSU vested as to 25% on September 21, 2011, and vests as to 12.50% every six months thereafter over the next three years such that the RSU will be fully vested on September 17, 2014.

(22) The RSU vested as to 25% on September 21, 2011, and vests as to 12.50% every six months thereafter over the next three years such that the RSU will be fully vested on September 17, 2014.

(23) The RSU vested as to 25% on March 21, 2012, and vests as to 12.50% every six months thereafter over the next three years such that the RSU will be fully vested on March 18, 2015.

(24) The RSU vests as to 25% on September 19, 2012, and vests as to 12.50% every six months thereafter over the next three years such that the RSU will be fully vested on September 16, 2015.

(25) Mr. White resigned as our Chief Financial Officer effective March 17, 2011 and all his unvested equity was canceled on August 31, 2011 and his vested equity was canceled (if unexercised) on November 30, 2011.

OPTION EXERCISES AND STOCK VESTED IN FISCAL YEAR 2012

The following table shows information regarding option exercises and stock vested by our named executive officers during fiscal year 2012.

	Option Awards			Stock Awards			
Name	Number of Shares Acquired on Exercise (#)		Value Realized on Exercise ($) (1)	Number of Shares Acquired on Vesting (#)		Value Realized on Vesting ($)	
Jen-Hsun Huang	1,520,455	(2)	3,983,239	—		—	
Karen T. Burns	12,630		116,763	3,769	(3)	57,737	(3)
Ajay K. Puri	566,611	(4)	1,187,656	18,536	(5)	291,739	(5)
David M. Shannon	117,500	(6)	1,599,635	26,981	(7)	426,839	(7)
Debora Shoquist	—		—	27,498	(8)	435,492	(8)
David L. White	281,250	(9)	1,932,840	—		—	

(1) The value realized on exercise represents the difference between the exercise price per share of the stock option and the sales price of the shares of our common stock. The value realized was determined without considering any taxes that may have been owed. The exercise price of each stock option was equal to the closing price of our common stock as reported by NASDAQ on the date of grant.

(2) Mr. Huang exercised and sold 1,145,455 shares during fiscal year 2012 pursuant to the terms of a 10b5-1 Sales Plan entered into by Mr. Huang in July 2011. Mr. Huang exercised and held an aggregate of 375,000 shares during fiscal year 2012 for an aggregate exercise price of $3,177,500 and he still holds these shares.

(3) The number of shares acquired on vesting includes an aggregate of 1,386 shares that were withheld to pay taxes due upon vesting. The value realized on vesting represents the number of shares acquired on vesting multiplied by the fair market value of our common stock as reported by NASDAQ on the date of vesting.

(4) Mr. Puri exercised and sold 541,717 shares during fiscal year 2012. Mr. Puri exercised and held an aggregate of 24,894 shares during fiscal year 2012 for an aggregate exercise price of $299,973 and he still holds these shares.

(5) The number of shares acquired on vesting includes an aggregate of 6,886 shares that were withheld to pay taxes due upon vesting. The value realized on vesting represents the number of shares acquired on vesting multiplied by the fair market value of our common stock as reported by NASDAQ on the date of vesting.

(6) The exercise of the stock option and the sale of the shares acquired during fiscal year 2011 was pursuant to the terms of a 10b5-1 Sales Plan entered into by Mr. Shannon in August 2010.

(7) The number of shares acquired on vesting includes an aggregate of 12,597 shares that were withheld to pay taxes due upon vesting. The value realized on vesting represents the number of shares acquired on vesting multiplied by the fair market value of our common stock as reported by NASDAQ on the date of vesting.

(8) The number of shares acquired on vesting includes an aggregate of 10,213 shares that were withheld to pay taxes due upon vesting. The value realized on vesting represents the number of shares acquired on vesting multiplied by the fair market value of our common stock as reported by NASDAQ on the date of vesting.

(9) Mr. White resigned as our Chief Financial Officer effective March 17, 2011, but continued to be an employee until May 31, 2011 and served as a consultant from June 1, 2011 through August 31, 2011. Mr. White exercised and sold 240,000 shares during fiscal year 2012. In addition, he exercised and held an aggregate of 41,250 shares during fiscal year 2012 for an aggregate exercise price of $342,375.

EMPLOYMENT, SEVERANCE AND CHANGE-IN-CONTROL AGREEMENTS

Employment Agreements. Our executives are "at-will" employees and we do not have employment, severance or change-in-control agreements with our executive officers, except as discussed in *Compensation Discussion and Analysis—Elements of Compensation—Other Benefits Severance and Change-in-Control Agreements* with respect to our prior agreements with Mr. White as discussed below.

In connection with Mr. White's resignation as Executive Vice President and Chief Financial Officer effective March 17, 2011, we entered into a Transition and Consulting Agreement, dated March 15, 2011, with Mr. White. Pursuant to the Transition and Consulting Agreement, Mr. White remained an NVIDIA employee until May 31, 2011 at his current base salary of $35,417 per month. Mr. White also received a lump sum payment of $128,333. From June 1, 2011 to August 31, 2011, or the Consulting Period, Mr. White served as a consultant to us reporting directly to Mr. Huang. Mr. White was paid $35,417 per month during the Consulting Period for his services and we reimburse Mr. White for his COBRA medical premiums for up to 18 months. In connection with the Transition and Consulting Agreement, Mr. White granted NVIDIA a full release of all claims related to his employment with NVIDIA. We believe these benefits and the consulting relationship was in the best interest of our stockholders, as they facilitated the smooth and effective transition of his duties while retaining the institutional knowledge of our principal financial officer.

Change-in-Control Agreements. Our 1998 Plan provides that if we sell all or substantially all of our assets, or we are involved in any merger or any consolidation in which we are not the surviving corporation, or if there is any other change-in-control, all outstanding awards under the 1998 Plan held by all employees then providing services, including our executive officers, will either (a) be assumed or substituted for by the surviving entity or (b) if not assumed or substituted, the vesting and exercisability of the awards will accelerate in full and the awards will terminate if they are not exercised prior to the closing of the change-in-control.

Our 2007 Plan provides that in the event of a corporate transaction or a change-in-control, outstanding stock awards may be assumed, continued, or substituted by the surviving corporation. If the surviving corporation does not assume, continue, or substitute such stock awards, then (a) with respect to any stock awards that are held by individuals performing services for NVIDIA immediately prior to the effective time of the transaction, the vesting and exercisability provisions of such stock awards will be accelerated in full and such stock awards will be terminated if not exercised prior to the effective date of the corporate transaction or change-in-control, and (b) all other outstanding stock awards will be terminated if not exercised on or prior to the effective date of the corporate transaction or change-in-control.

Potential Payments Upon Termination or Change-in-Control

Upon a change-in-control or certain other corporate transactions of NVIDIA, unvested options and RSUs will fully vest in some cases as described above under *Employment, Severance and Change-in-Control Agreements—Change-in-Control Agreements*. The table below shows our estimates of the amount of the benefit each of our named executive officers would have received if the unvested options and RSUs held by them as of January 29, 2012 had become fully vested as a result of a change-in-control. The estimated benefit amount of unvested options was calculated by multiplying the number of in-the-money unvested options held by the applicable named executive officer by the difference between the closing price of our common stock on January 27, 2012, the last trading day of fiscal year 2012, as reported by NASDAQ, which was $14.91, and the exercise price of the option. The estimated benefit amount of unvested RSUs was calculated by multiplying the number of RSUs held by the applicable named executive officer by the closing price of our common stock on January 27, 2012, the last trading day of fiscal year 2012, as reported by NASDAQ, which was $14.91.

Name	Unvested In-the-Money Options and RSUs at January 29, 2012 (#)	Total Estimated Benefit ($)
Jen-Hsun Huang	851,875	2,920,206
Karen T. Burns	56,655	384,582
Ajay K. Puri	138,048	1,044,503
David M. Shannon	143,948	1,110,073
Debora Shoquist	124,142	959,653
David L. White (1)	—	—

(1) Mr. White resigned as our Chief Financial Officer effective March 17, 2011 and all his unvested stock options and restricted stock units were canceled on August 31, 2011.

COMPENSATION COMMITTEE REPORT

The material in this report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any of our filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, other than our Annual Report on Form 10-K, where it shall be deemed to be "furnished," whether made before or after the date hereof and irrespective of any general incorporation language in any such filing unless specifically incorporated by reference therein.

The Compensation Committee of the Board of Directors oversees the compensation programs of NVIDIA on behalf of the Board of Directors. In fulfilling its oversight responsibilities, the Compensation Committee reviewed and discussed with management the Compensation Discussion and Analysis included in this proxy statement.

In reliance on the review and discussions referred to above, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Annual Report on Form 10-K of NVIDIA for the year ended January 29, 2012 and in this proxy statement.

COMPENSATION COMMITTEE

Mark Stevens, Chairman
William J. Miller
Harvey Jones

EQUITY COMPENSATION PLAN INFORMATION

The number of shares issuable upon exercise of outstanding stock options and RSUs, the weighted-average exercise price of outstanding stock options, and the number of stock awards remaining for future issuance under each of our equity compensation plans as of January 29, 2012 are summarized as follows:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders [1]	45,556,156	$ 9.97 [2]	48,633,382
Equity compensation plans not approved by security holders [3]	1,410,623	$ 19.07 [2]	—
Total	46,966,779	$ 10.25 [2]	48,633,382

(1) This row includes our 2007 Plan (which is intended as the successor to and continuation of our 1998 Equity Incentive Plan, our 1998 Non-Employee Directors' Stock Option Plan, our 2000 Nonstatutory Equity Incentive Plan and the PortalPlayer, Inc. 2004 Stock Incentive Plan) and our 1998 Employee Stock Purchase Plan. Of these shares, 26,207,430 shares remained available for the grant of future rights under our 1998 Employee Stock Purchase Plan as of January 29, 2012. Under our 1998 Employee Stock Purchase Plan, participants are permitted to purchase our common stock at a discount on certain dates through payroll deductions within a pre-determined purchase period. Accordingly, these numbers are not determinable.

(2) Represents the weighted-average exercise price of outstanding stock options only.

(3) This row represents the 2000 Nonstatutory Equity Incentive Plan, the PortalPlayer, Inc. 2004 Stock Incentive Plan and the PortalPlayer, Inc. 1999 Stock Option Plan, which are described below.

2000 Nonstatutory Equity Incentive Plan

The 2000 Nonstatutory Equity Incentive Plan, or the 2000 Plan, provided for the grant of nonstatutory stock options to employees, directors, and consultants. The terms and exercise price of awards granted under the 2000 Plan are set forth in each optionee's option agreement. The term of nonstatutory stock options is either six or ten years. Grants made after May 8, 2003 generally have six year terms. Until February 2004, options granted to new employees vested over a period of four years, with 25% of the shares vesting one year from the date of grant and the remaining 75% of the shares vesting quarterly over the next three years. During this same time period, stock options granted to existing employees generally would vest each quarter over a four-year period from the date of grant. Beginning in February 2004, new employees' initial options vest quarterly over a three-year period. Grants to existing employees in recognition of performance also vest over a three-year period; however, the option did not begin vesting until the second anniversary of the date of grant, after which time the option vests in quarterly increments over the remaining one-year period. Generally, an option terminates three months after the termination of the optionee's service to NVIDIA. If the termination is due to the optionee's disability, the exercise period generally is extended to 12 months. If the termination is due to the optionee's death or if the optionee dies within three months after his or her service terminates, the exercise period generally is extended to 18 months following death. We no longer make option grants from this plan.

PortalPlayer, Inc. 2004 Stock Incentive Plan

We assumed the PortalPlayer, Inc. 2004 Stock Incentive Plan, or the 2004 Plan, and all related outstanding options in connection with our acquisition of PortalPlayer, Inc., or PortalPlayer, in January 2007. The 2004 Plan was adopted by the PortalPlayer stockholders in 2004. Each option we assumed in connection with our acquisition of PortalPlayer has been converted into the right to purchase that number of shares of NVIDIA common stock determined by multiplying the number of shares of PortalPlayer common stock underlying such option by 0.3601 and then rounding down to the nearest whole number of shares. The exercise price per share for each assumed option has been similarly adjusted by dividing the exercise price by 0.3601 and then rounding up to the nearest whole cent. Vesting schedules and expiration dates for the assumed options did not change. Under the 2004 Plan, options generally vest as to 25% of the shares one year after the date of grant and as to $1/48^{th}$ of the shares each month thereafter and expire ten years from the date of grant. We no longer make option grants from this plan.

PortalPlayer, Inc. 1999 Stock Option Plan

We assumed options issued under the PortalPlayer, Inc. 1999 Stock Option Plan, or the 1999 Plan, when we completed our acquisition of PortalPlayer in January 2007. The 1999 Plan was terminated upon completion of PortalPlayer's initial public offering of common stock in 2004. Each option we assumed in connection with our acquisition of PortalPlayer has been converted into the right to purchase that number of shares of NVIDIA common stock determined by multiplying the number of shares of PortalPlayer common stock underlying such option by 0.3601 and then rounding down to the nearest whole number of shares. The exercise price per share for each assumed option has been similarly adjusted by dividing the exercise price by 0.3601 and then rounding up to the nearest whole cent. Vesting schedules and expiration dates did not change. Under the 1999 Plan, options generally vest as to 25% of the shares one year after the date of grant and as to 1/48th of the shares each month thereafter and expire ten years from the date of grant.

ADDITIONAL INFORMATION

Review of Transactions with Related Persons

It is our policy that all employees, officers and directors must avoid any activity that is in conflict with, or has the appearance of conflicting with, our interests. This policy is included in our Code of Conduct and our Financial Team Code of Conduct. We conduct a review of all related party transactions for potential conflict of interest situations on an ongoing basis and all transactions involving executive officers or directors must be approved by the Nominating and Corporate Governance Committee or another independent body of the Board. Except as discussed below, we did not conduct any transactions with related persons in fiscal year 2012 that would require disclosure in this proxy statement or approval by the Nominating and Corporate Governance Committee.

Transactions with Related Persons

We have entered into indemnity agreements with our executive officers and directors which provide, among other things, that we will indemnify such executive officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as a director, executive officer or other agent of NVIDIA, and otherwise to the fullest extent permitted under Delaware law and our bylaws. We also intend to execute these agreements with our future executive officers and directors.

See the section above titled *Employment, Severance and Change-in-Control Agreements* for a description of the terms of our 1998 Plan and our 2007 Plan related to a change–in-control of NVIDIA and for a description of the terms of our Transition and Consulting Agreement with David L. White, our former Executive Vice President and Chief Financial Officer.

We have granted stock options to our executive officers and our non-employee directors. See the sections above titled *Executive Compensation* and *Director Compensation.*

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers, directors and persons who own more than 10% of a registered class of our equity securities to file initial reports of ownership and reports of changes in ownership of our common stock and other equity securities with the SEC. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year 2012, all Section 16(a) filing requirements applicable to our executive officers, directors and greater than 10% beneficial owners were complied with.

OTHER MATTERS

The Board knows of no other matters that will be presented for consideration at the 2012 Annual Meeting. If any other matters are properly brought before the 2012 Annual Meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors



David M. Shannon
Secretary

April 4, 2012

A COPY OF OUR ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED JANUARY 29, 2012 AS FILED WITH THE SEC IS BEING FURNISHED TO STOCKHOLDERS CONCURRENTLY HEREWITH. STOCKHOLDERS MAY SUBMIT A WRITTEN REQUEST FOR AN ADDITIONAL COPY OF THE ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED JANUARY 29, 2012 TO: INVESTOR RELATIONS, NVIDIA CORPORATION, 2701 SAN TOMAS EXPRESSWAY, SANTA CLARA, CALIFORNIA 95050. WE WILL ALSO FURNISH A COPY OF ANY EXHIBIT TO THE FORM 10-K IF SPECIFICALLY REQUESTED IN WRITING.

[THIS PAGE INTENTIONALLY LEFT BLANK]

NVIDIA Corporation

Amended and Restated 2007 Equity Incentive Plan

Approved by the Compensation Committee: April 24, 2007
Approved by the Stockholders: June 21, 2007
Amended by the Compensation Committee: November 11, 2010
Amended and Restated by the Compensation Committee: March 22, 2012
Approved by the Stockholders: [______, 2012]
Termination Date: March 21, 2022

1. General.

(a) **Successor and Continuation of Prior Plans.** The Plan is intended as the successor to and continuation of the NVIDIA Corporation 1998 Equity Incentive Plan (the "***1998 Plan***"), the NVIDIA Corporation 1998 Non-Employee Directors' Stock Option Plan, the NVIDIA Corporation 2000 Nonstatutory Equity Incentive Plan, and the PortalPlayer, Inc. 2004 Stock Incentive Plan (together, the "***Prior Plans***"). Following the Effective Date, no additional stock awards will be granted under any of the Prior Plans and all newly granted Stock Awards will be subject to the terms of this Plan except as follows: from the Effective Date until September 30, 2007 (the "***Transition Date***") (during which time the Company anticipates taking such steps as are necessary or appropriate to permit participation in the Plan by Employees, Directors or Consultants who are foreign nationals or are employed outside the United States), the Company may grant stock awards subject to the terms of the 1998 Plan covering up to an aggregate of 100,000 shares of Common Stock to newly hired employees of the Company and its Affiliates who are foreign nationals or are employed outside the United States (such 100,000 share reserve, the "***Foreign Transition Reserve***"). On the Effective Date, all of the shares remaining available for issuance under the Prior Plans will become available for issuance under the Plan; *provided, however*, that the issuance of shares upon the exercise of options or the settlement of stock awards granted under the Prior Plans (including the issuance of shares upon the exercise or settlement of any awards granted following the Effective Date subject to the terms of the 1998 Plan from the Foreign Transition Reserve) will occur from this Plan and will reduce the number of shares of Common Stock available for issuance under this Plan as provided in Section 3 below. Any shares of Common Stock subject to outstanding options and stock awards granted under the Prior Plans that expire or terminate for any reason prior to exercise or settlement (collectively, the "***Prior Plans' Returning Shares***") will become available for issuance pursuant to Stock Awards granted hereunder in accordance with the provisions of Section 3(b) below. Except as expressly set forth in this Section 1(a), all options and stock awards granted under the Prior Plans will remain subject to the terms of the Prior Plans with respect to which they were originally granted.

(b) **Eligible Award Recipients.** The persons eligible to receive Awards are Employees, Directors and Consultants.

(c) **Available Awards.** The Plan provides for the grant of the following Awards: (i) Incentive Stock Options, (ii) Nonstatutory Stock Options, (iii) Restricted Stock Awards, (iv) Restricted Stock Unit Awards, (v) Stock Appreciation Rights, (vi) Performance Stock Awards, (vii) Performance Cash Awards, and (viii) Other Stock Awards.

(d) **Purpose.** The Company, by means of the Plan, seeks to secure and retain the services of the group of persons eligible to receive Awards as set forth in Section ý1(b), to provide incentives for such persons to exert maximum efforts for the success of the Company and any Affiliate, and to provide a means by which such eligible recipients may be given an opportunity to benefit from increases in value of the Common Stock through the granting of Stock Awards.

2. Administration.

(a) **Administration by Board.** The Board will administer the Plan unless and until the Board delegates administration of the Plan to a Committee or Committees, as provided in Section ý2(c).

(b) **Powers of Board.** The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine from time to time (A) which of the persons eligible under the Plan will be granted Awards; (B) when and how each Award will be granted; (C) what type or combination of types of Award will be granted; (D) the provisions of each Award granted (which need not be identical), including the time or times when a person will

be permitted to receive cash or Common Stock pursuant to a Stock Award; (E) the number of shares of Common Stock subject to, or the cash value of, an Award; and (F) the Fair Market Value applicable to a Stock Award.

(ii) To construe and interpret the Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Stock Award Agreement or in the written terms of a Performance Cash Award, in a manner and to the extent it will deem necessary or expedient to make the Plan or Award fully effective.

(iii) To settle all controversies regarding the Plan and Awards granted under it.

(iv) To accelerate the time at which a Stock Award may be exercised or the time during which an Award or any part thereof will vest in accordance with the Plan, notwithstanding the provisions in the Award stating the time at which it may be exercised or the time during which it will vest (or at which cash or shares of Common Stock may be issued).

(v) To suspend or terminate the Plan at any time. Except as otherwise provided in the Plan or an Award Agreement, suspension or termination of the Plan will not materially impair a Participant's rights under his or her then-outstanding Award without his or her written consent.

(vi) To amend the Plan in any respect the Board deems necessary or advisable, including, without limitation, relating to Incentive Stock Options and certain nonqualified deferred compensation under Section 409A of the Code and/or to bring the Plan or Awards granted under the Plan into compliance therewith, subject to the limitations, if any, of applicable law. However, except as provided in Section ý9(a) relating to Capitalization Adjustments, stockholder approval will be required for any amendment of the Plan that either (i) materially increases the number of shares of Common Stock available for issuance under the Plan, (ii) materially expands the class of individuals eligible to receive Awards under the Plan, (iii) materially increases the benefits accruing to Participants under the Plan or materially reduces the price at which shares of Common Stock may be issued or purchased under the Plan, (iv) materially extends the term of the Plan, or (v) materially expands the types of Awards available for issuance under the Plan, but only to the extent required by applicable law or listing requirements. Except as otherwise provided in the Plan or an Award Agreement, rights under any Award granted before amendment of the Plan will not be materially impaired by any amendment of the Plan unless (i) the Company requests the consent of the affected Participant, and (ii) such Participant consents in writing.

(vii) To submit any amendment to the Plan for stockholder approval, including, but not limited to, amendments to the Plan intended to satisfy the requirements of (i) Section 162(m) of the Code and the regulations thereunder regarding the exclusion of performance-based compensation from the limit on corporate deductibility of compensation paid to Covered Employees, (ii) Section 422 of the Code regarding Incentive Stock Options, or (iii) Rule 16b-3.

(viii) To approve forms of Award Agreements for use under the Plan and to amend the terms of any one or more Awards, including, but not limited to, amendments to provide terms more favorable than previously provided in the Award Agreement, subject to any specified limits in the Plan that are not subject to Board discretion; provided however, that, except with respect to amendments that disqualify or impair the status of an Incentive Stock Option or as otherwise provided in the Plan or an Award Agreement, the rights under any Award will not be materially impaired by any such amendment unless (i) the Company requests the consent of the affected Participant, and (ii) such Participant consents in writing. Notwithstanding the foregoing, subject to the limitations of applicable law, if any, and without the affected Participant's consent, the Board may amend the terms of any one or more Awards if necessary (A) to maintain the qualified status of the Award as an Incentive Stock Option, (B) to clarify the manner of exemption from, or to bring the Award into compliance with, Section 409A of the Code and the related guidance thereunder, or (C) to comply with other applicable laws.

(ix) Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan or Awards.

(x) To adopt such procedures or terms and sub-plans (none of which will be inconsistent with the provisions of the Plan) as are necessary or desirable to permit or facilitate participation in the Plan by Employees, Directors or Consultants who are foreign nationals or employed or located outside the United States.

(c) **Delegation to Committee.**

(i) **General.** The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration of the Plan is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee of the Committee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board will thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board or Committee (as applicable). The Board may retain the authority to concurrently administer the Plan with the Committee and may, at any time, revest in the Board some or all of the powers previously delegated.

(ii) **Section 162(m) and Rule 16b-3 Compliance.** The Committee may consist solely of two or more Outside Directors, in accordance with Section 162(m) of the Code, or solely of two or more Non-Employee Directors, in accordance with Rule 16b-3. In addition, the Board or the Committee, in its sole discretion, may (A) delegate to a Committee who need not be Outside Directors the authority to grant Awards to eligible persons who are either (I) not then Covered Employees and are not expected to be Covered Employees at the time of recognition of income resulting from such Stock Award, or (II) not persons with respect to whom the Company wishes to comply with Section 162(m) of the Code, and/or (B) delegate to a Committee who need not be Non-Employee Directors the authority to grant Stock Awards to eligible persons who are not then subject to Section 16 of the Exchange Act.

(d) **Delegation to Officers.** The Board may delegate to one or more Officers the authority to do one or both of the following (i) designate Employees who are not Officers to be recipients of Options and SARs (and, to the extent permitted by applicable law, other Stock Awards) and, to the extent permitted by applicable law, the terms thereof, and (ii) determine the number of shares of Common Stock to be subject to such Stock Awards granted to such Employees; *provided, however,* that the Board resolutions regarding such delegation will specify the total number of shares of Common Stock that may be subject to the Stock Awards granted by such Officer and that such Officer may not grant a Stock Award to himself or herself. Any such Stock Awards will be granted on the form of Stock Award Agreement most recently approved for use by the Committee or the Board, unless otherwise provided in the resolutions approving the delegation authority. Notwithstanding anything to the contrary in this Section ý2(d), the Board may not delegate to an Officer who is acting solely in the capacity of an Officer (and not also as a Director) the authority to determine the Fair Market Value pursuant to Section 13(x)(iii) below.

(e) **Effect of Board's Decision.** All determinations, interpretations and constructions made by the Board in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.

(f) **Cancellation and Re-Grant of Stock Awards.** Neither the Board nor any Committee will have the authority to: (i) reduce the exercise or strike price of any outstanding Options or Stock Appreciation Rights under the Plan, or (ii) cancel any outstanding Options or Stock Appreciation Rights that have an exercise price or strike price greater than the current Fair Market Value in exchange for cash or other Stock Awards under the Plan, unless the stockholders of the Company have approved such an action within twelve (12) months prior to such an event.

3. Shares Subject to the Plan.

(a) **Share Reserve.** Subject to the provisions of Section ý9(a) relating to Capitalization Adjustments, the aggregate number of shares of Common Stock of the Company that may be issued pursuant to Stock Awards after the Effective Date will not exceed 126,845,177 shares (the "***2007 Plan Reserve***"). Such maximum number of shares reserved for issuance consists of (i) 101,845,177 shares, which is the total reserve that the Company's stockholders approved at the Company's 2007 Annual Meeting of Stockholders, including but not limited to the shares remaining available for issuance under the Prior Plans on the Effective Date and the Prior Plans' Returning Shares, and (ii) 25,000,000 shares that were approved at the Company's 2012 Annual Meeting of Stockholders. For clarity, the 2007 Plan Reserve in this Section 3(a) is a limitation on the number of shares of Common Stock that may be issued pursuant to the Plan. Accordingly, this Section 3(a) does not limit the granting of Stock Awards except as provided in Section 7 (a). Shares may be issued in connection with a merger or acquisition as permitted by NASDAQ Listing Rule 5635(c) or, if applicable, NYSE Listed Company Manual Section 303A.08, AMEX Company Guide Section 711 or other applicable rule, and such issuance will not reduce the number of shares available for issuance under the Plan.

(b) **Reversion of Shares to the Share Reserve.**

(i) **Shares Available For Subsequent Issuance.** If any (x) Stock Award shall for any reason expire or otherwise terminate, in whole or in part, without having been exercised in full, (y) shares of Common Stock issued to a Participant pursuant to a Stock Award are forfeited to or repurchased by the Company at their original exercise or purchase price pursuant to the Company's reacquisition or repurchase rights under the Plan, including any forfeiture or repurchase caused by the failure to meet a contingency or condition required for the vesting of such shares, or (z) Stock Award is settled in cash, then the shares of Common Stock not issued under such Stock Award, or forfeited to or repurchased by the Company, shall revert to and again become available for issuance under the Plan.

(ii) **Shares Not Available for Subsequent Issuance.** If any shares subject to a Stock Award are not delivered to a Participant because the Stock Award is exercised through a reduction of shares subject to the Stock Award (*i.e.*, "net exercised") or an appreciation distribution in respect of a Stock Appreciation Right is paid in shares of Common Stock, the number of shares subject to the Stock Award that are not delivered to the Participant shall not remain available for subsequent issuance under the Plan. If any shares subject to a Stock Award are not delivered to a Participant because such shares are withheld in satisfaction of the withholding of taxes incurred in connection with the exercise of an Option, Stock Appreciation Right, or the issuance of shares under a Restricted Stock Award or Restricted Stock Unit Award pursuant to Section 8(h), the number of shares that are not delivered to the Participant shall not remain available for subsequent issuance under the Plan. If the exercise price of any Stock Award is satisfied by tendering shares of Common Stock held by the Participant (either by actual delivery or attestation), then the number of shares so tendered shall not remain available for subsequent issuance under the Plan.

(c) **Incentive Stock Option Limit.** Notwithstanding anything to the contrary in this Section 3(d), subject to the provisions of Section ý9(a) relating to Capitalization Adjustments, the aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options under the Plan (including Incentive Stock Options granted under the Prior Plans) will be 250,000,000 shares of Common Stock.

(d) **Section 162(m) Limitations.** Subject to the provisions of Section ý9(a) relating to Capitalization Adjustments, at such time as the Company may be subject to the applicable provisions of Section 162(m) of the Code, no Participant will be eligible to be granted during any fiscal year:

(i) Options, Stock Appreciation Rights and Other Stock Awards whose value is determined by reference to an increase over an exercise or strike price of at least one hundred percent (100%) of the Fair Market Value on the date the Stock Award is granted covering more than 2,000,000 shares of Common Stock;

(ii) Performance Stock Awards covering more than 2,000,000 shares of Common Stock; and

(iii) Performance Cash Award with a value of more than $6,000,000.

If a Performance Stock Award is in the form of an Option, it will count only against the Performance Stock Award limit. If a Performance Stock Award could be paid out in cash, it will count only against the Performance Stock Award limit.

(e) **Source of Shares.** The stock issuable under the Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market or otherwise.

4. Eligibility.

(a) **Eligibility for Specific Stock Awards.** Incentive Stock Options may be granted only to employees of the Company or a "parent corporation" or "subsidiary corporation" thereof (as such terms are defined in Sections 424(e) and 424(f) of the Code). Stock Awards other than Incentive Stock Options may be granted to Employees, Directors and Consultants; *provided, however,* that Stock Awards may not be granted to Employees, Directors and Consultants who are providing Continuous Service only to any "parent" of the Company, as such term is defined in Rule 405 of the Securities Act, unless (i) the stock underlying such Stock Awards is treated as "service recipient stock" under Section 409A of the Code (for example, because the Stock Awards are granted pursuant to a corporate transaction such as a spin off transaction), (ii) the Company, in connection with its legal counsel, has determined that such Stock Awards are otherwise exempt from Section 409A of the Code, or (iii) the Company, in connection with its legal counsel, has determined that such Stock Awards comply with the distribution requirements of Section 409A of the Code.

(b) **Ten Percent Stockholders.** A Ten Percent Stockholder will not be granted an Incentive Stock Option unless the exercise price of such Option is at least one hundred ten percent (110%) of the Fair Market Value on the date of grant and the Option is

not exercisable after the expiration of five (5) years from the date of grant.

(c) **Consultants.** A Consultant will be eligible for the grant of an Award only if, at the time of grant, a Form S-8 Registration Statement under the Securities Act or a successor or similar form under the Securities Act ("***Form S-8***") is available to register either the offer or the sale of the Company's securities to such Consultant because of the nature of the services that the Consultant is providing to the Company, because the Consultant is a natural person, or because of any other rule governing the use of Form S-8.

5. Provisions Relating to Options and Stock Appreciation Rights.

Each Option or SAR will be in such form and will contain such terms and conditions as the Board will deem appropriate. All Options will be separately designated Incentive Stock Options or Nonstatutory Stock Options at the time of grant, and, if certificates are issued, a separate certificate or certificates will be issued for shares of Common Stock purchased on exercise of each type of Option. If an Option is not specifically designated as an Incentive Stock Option, or if an Option is designated as an Incentive Stock Option but some portion or all of the Option fails to qualify as an Incentive Stock Option under the applicable rules, then the Option (or portion thereof) will be a Nonstatutory Stock Option. The provisions of separate Options or SARs need not be identical; *provided, however*, that each Award Agreement will include (through incorporation of provisions hereof by reference in the Award Agreement or otherwise) the substance of each of the following provisions:

(a) **Term.** Subject to the provisions of Section ý4(b) regarding Ten Percent Stockholders, no Option or SAR will be exercisable after the expiration of ten (10) years from the date of its grant or such shorter period specified in the Award Agreement (the "***Expiration Date***").

(b) **Exercise Price.** Subject to the provisions of Section ý4(b) regarding Ten Percent Stockholders, and notwithstanding anything in the Award Agreement to the contrary, the exercise or strike price of each Option or SAR will not be less than the Fair Market Value subject to the Option or SAR on the date the Award is granted. Notwithstanding the foregoing, an Option or SAR may be granted with an exercise or strike price lower than the Fair Market Value subject to the Award if such Award is granted pursuant to an assumption or substitution for another option or stock appreciation right in a manner consistent with the provisions of Section 409A and, if applicable, Section 424(a) of the Code. Each SAR will be denominated in shares of Common Stock equivalents.

(c) **Consideration.** The purchase price of Common Stock acquired pursuant to the exercise of an Option will be paid, to the extent permitted by applicable law and as determined by the Board in its sole discretion, by any combination of the methods of payment set forth below. The Board will have the authority to grant Options that do not permit all of the following methods of payment (or otherwise restrict the ability to use certain methods) and to grant Options that require the consent of the Company to utilize a particular method of payment. The methods of payment permitted by this Section ý5(c) are:

(i) by cash, check, bank draft, money order or electronic funds transfer payable to the Company;

(ii) pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board that, prior to the issuance of the stock subject to the Option, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the aggregate exercise price to the Company from the sales proceeds;

(iii) if an option is a Nonstatutory Stock Option, by a "net exercise" arrangement pursuant to which the Company will reduce the number of shares of Common Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price; *provided, however,* that the Company will accept a cash or other payment from the Participant to the extent of any remaining balance of the aggregate exercise price not satisfied by such reduction in the number of whole shares to be issued; *provided, further,* that shares of Common Stock will no longer be outstanding under an Option and will not be exercisable thereafter to the extent that (A) shares issuable upon exercise are reduced to pay the exercise price pursuant to the "net exercise," (B) shares are delivered to the Participant as a result of such exercise, and (C) shares are withheld to satisfy tax withholding obligations; or

(iv) in any other form of legal consideration that may be acceptable to the Board and specified in the applicable Award Agreement.

(d) **Exercise and Payment of a SAR.** To exercise any outstanding SAR, the Participant must provide written notice of exercise to the Company in compliance with the provisions of the Stock Appreciation Right Agreement evidencing such SAR. The appreciation distribution payable on the exercise of a SAR will be not greater than an amount equal to the excess of (A) the

aggregate Fair Market Value (on the date of the exercise of the SAR) of a number of shares of Common Stock equal to the number of Common Stock equivalents in which the Participant is vested under such SAR, and with respect to which the Participant is exercising the SAR on such date, over (B) the strike price. The appreciation distribution may be paid in Common Stock, in cash, in any combination of the two or in any other form of consideration, as determined by the Board and contained in the Award Agreement evidencing such SAR.

(e) **Transferability of Options and SARs.** The Board may, in its sole discretion, impose such limitations on the transferability of Options and SARs as the Board will determine. If the Board determines that an Option or SAR will be transferable, the Option or SAR will contain such additional terms and conditions as the Board deems appropriate. In the absence of such a determination by the Board to the contrary, the following restrictions on the transferability of Options and SARs will apply:

(i) **Restrictions on Transfer.** An Option or SAR will not be transferable except by will or by the laws of descent and distribution (or pursuant to subsections (ii) and (iii) below) and will be exercisable during the lifetime of the Participant only by the Participant; *provided, however*, that the Board may, in its sole discretion, permit transfer of the Option or SAR in a manner consistent with applicable tax and securities laws upon the Participant's request. Except as explicitly provided herein, neither an Option nor a SAR may be transferred for consideration.

(ii) **Domestic Relations Orders.** Notwithstanding the foregoing, subject to the approval of the Board or a duly authorized Officer, an Option or SAR may be transferred pursuant to a domestic relations order or official marital settlement agreement; *provided, however,* that an Incentive Stock Option may be deemed to be a Nonstatutory Stock Option as a result of such transfer.

(iii) **Beneficiary Designation.** Notwithstanding the foregoing, subject to the approval of the Board or a duly authorized Officer, a Participant may, by delivering written notice to the Company, in a form provided by or otherwise satisfactory to the Company (or the designated broker), designate a third party who, in the event of the death of the Participant, will thereafter be entitled to exercise the Option or SAR and receive the Common Stock or other consideration resulting from such exercise. In the absence of such a designation, the executor or administrator of the Participant's estate (or other party legally entitled to the Option or SAR proceeds) will be entitled to exercise the Option or SAR and receive the Common Stock or other consideration resulting from such exercise. However, the Company may prohibit designation of a beneficiary at any time, including due to any conclusion by the Company that such designation would be inconsistent with the provisions of applicable laws or difficult to administer.

(f) **Vesting Generally.** The total number of shares of Common Stock subject to an Option or SAR may vest and therefore become exercisable in periodic installments that may or may not be equal. The Option or SAR may be subject to such other terms and conditions on the time or times when it may or may not be exercised (which may be based on the satisfaction of Performance Goals or other criteria) as the Board may deem appropriate. The vesting provisions of individual Options or SARs may vary; *provided, however*, that in all cases, in the event that a Participant's Continuous Service terminates as a result of his or her death, then the Option or SAR will become fully vested and exercisable as of the date of termination of Continuous Service. The provisions of this Section 5(f) are subject to any Option or SAR provisions governing the minimum number of shares of Common Stock as to which an Option or SAR may be exercised.

(g) **Termination of Continuous Service.** Except as otherwise provided in the applicable Award Agreement or other agreement between the Participant and the Company, in the event that a Participant's Continuous Service terminates (other than for Cause or upon the Participant's death or Disability), the Participant may exercise his or her Option or SAR (to the extent that the Participant was entitled to exercise such Award as of the date of termination of Continuous Service) but only within such period of time ending on the earlier of (i) the date 90 days following the termination of the Participant's Continuous Service, or (ii) the expiration of the term of the Option or SAR as set forth in the Award Agreement. If, after termination of Continuous Service, the Participant does not exercise his or her Option or SAR within the time specified herein or in the Award Agreement (as applicable), the Option or SAR will terminate.

(h) **Extension of Termination Date.** If the exercise of an Option or SAR following the termination of the Participant's Continuous Service (other than for Cause or upon the Participant's death or Disability) would either (i) be prohibited solely because the issuance of shares of Common Stock would violate the registration requirements under the Securities Act, or (ii) subject the Participant to short-swing liability under Section 16(b) of the Exchange Act due to a transaction engaged in by the Participant prior to his or her termination of Continuous Service, then the Option or SAR will terminate on the earlier of (A) the expiration of a period of 90 days after the termination of the Participant's Continuous Service during which the exercise of the Option or SAR would not be in violation of such registration requirements and would not subject the Participant to short-swing liability under Section 16(b) of the Exchange Act, or (B) the expiration of the term of the Option or SAR as set forth in the Award Agreement. All determinations under this Section 5(h) will be made in the sole discretion of the Board.

(i) **Disability of Participant.** Except as otherwise provided in the applicable Award Agreement or other agreement between the Participant and the Company, in the event that a Participant's Continuous Service terminates as a result of the Participant's Disability, the Participant may exercise his or her Option or SAR (to the extent that the Participant was entitled to exercise such Option or SAR as of the date of termination of Continuous Service), but only within such period of time ending on the earlier of (i) the date 12 months following such termination of Continuous Service, or (ii) the expiration of the term of the Option or SAR as set forth in the Award Agreement. If, after termination of Continuous Service, the Participant does not exercise his or her Option or SAR within the time specified herein or in the Award Agreement (as applicable), the Option or SAR will terminate.

(j) **Death of Participant.** Except as otherwise provided in the applicable Award Agreement or other agreement between the Participant and the Company, in the event that (i) a Participant's Continuous Service terminates as a result of the Participant's death (which termination event will give rise to acceleration of vesting as described in Section 5(f) above), or (ii) the Participant dies within the period (if any) specified in the Award Agreement after the termination of the Participant's Continuous Service for a reason other than death (which event will not give rise to acceleration of vesting as described in Section 5(f) above), then the Option or SAR may be exercised (to the extent the Participant was entitled to exercise such Option or SAR as of the date of death) by the Participant's estate, by a person who acquired the right to exercise the Option or SAR by bequest or inheritance or by a person designated to exercise the Option or SAR upon the Participant's death, but only within the period ending on the earlier of (A) the date 18 months following the date of death, or (B) the expiration of the term of such Option or SAR as set forth in the Award Agreement. If, after the Participant's death, the Option or SAR is not exercised within the time specified herein or in the Award Agreement (as applicable), the Option or SAR will terminate.

(k) **Termination for Cause.** Except as explicitly provided otherwise in a Participant's Award Agreement, or other individual written agreement between the Company or any Affiliate and the Participant, if a Participant's Continuous Service is terminated for Cause, the Option or SAR will terminate immediately upon such Participant's termination of Continuous Service, and the Participant will be prohibited from exercising his or her Option or SAR from and after the time of such termination of Continuous Service.

(l) **Non-Exempt Employees**. No Option or SAR granted to an Employee that is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, will be first exercisable for any shares of Common Stock until at least six (6) months following the date of grant of the Option or SAR (although the Award may vest prior to such date). Consistent with the provisions of the Worker Economic Opportunity Act, (i) if such non-exempt Employee dies or suffers a Disability, (ii) upon a Corporate Transaction in which such Option or SAR is not assumed, continued, or substituted, (iii) upon a Change in Control, or (iv) upon the Participant's retirement (as such term may be defined in the Participant's Award Agreement or in another agreement between the Participant and the Company, or, if no such definition, in accordance with the Company's then current employment policies and guidelines), the vested portion of any Options and SARs may be exercised earlier than six (6) months following the date of grant. The foregoing provision is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of an Option or SAR will be exempt from his or her regular rate of pay. To the extent permitted and/ or required for compliance with the Worker Economic Opportunity Act to ensure that any income derived by a non-exempt employee in connection with the exercise, vesting or issuance of any shares under any other Stock Award will be exempt from the employee's regular rate of pay, the provisions of this Section 5(k) will apply to all Stock Awards and are hereby incorporated by reference into such Stock Award Agreements.

6. **Provisions of Stock Awards other than Options and SARs.**

(a) **Restricted Stock Awards.** Each Restricted Stock Award Agreement will be in such form and will contain such terms and conditions as the Board will deem appropriate. To the extent consistent with the Company's Bylaws, at the Board's election, shares of Common Stock may be (x) held in book entry form subject to the Company's instructions until any restrictions relating to the Restricted Stock Award lapse; or (y) evidenced by a certificate, which certificate will be held in such form and manner as determined by the Board. The terms and conditions of Restricted Stock Award Agreements may change from time to time, and the terms and conditions of separate Restricted Stock Award Agreements need not be identical, *provided, however*, that each Restricted Stock Award Agreement will include (through incorporation of the provisions hereof by reference in the Award Agreement or otherwise) the substance of each of the following provisions:

(i) **Consideration.** A Restricted Stock Award may be awarded in consideration for (A) cash, check, bank draft, money order or electronic funds transfer payable to the Company, (B) past services rendered to the Company or an Affiliate, or (C) any other form of legal consideration (including future services) that may be acceptable to the Board, in its sole discretion, and permissible under applicable law.

(ii) **Vesting.** Shares of Common Stock awarded under a Restricted Stock Award Agreement may be subject to forfeiture to the Company in accordance with a vesting schedule to be determined by the Board; *provided, however*, that in

all cases, in the event a Participant's Continuous Service terminates as a result of his or her death, then the Restricted Stock Award will become fully vested as of the date of termination of Continuous Service.

(iii) **Termination of Participant's Continuous Service.** In the event a Participant's Continuous Service terminates, the Company may receive via a forfeiture condition or a repurchase right any or all of the shares of Common Stock held by the Participant which have not vested as of the date of termination of Continuous Service under the terms of the Restricted Stock Award Agreement.

(iv) **Transferability.** Rights to acquire shares of Common Stock under the Restricted Stock Award Agreement will be transferable by the Participant only upon such terms and conditions as are set forth in the Restricted Stock Award Agreement, as the Board will determine in its sole discretion, so long as Common Stock awarded under the Restricted Stock Award Agreement remains subject to the terms of the Restricted Stock Award Agreement.

(v) **Dividends.** A Restricted Stock Award Agreement may provide that any dividends paid on Restricted Stock will be subject to the same vesting and forfeiture restrictions as apply to the shares subject to the Restricted Stock Award to which they relate.

(b) **Restricted Stock Unit Awards.** Each Restricted Stock Unit Award Agreement will be in such form and will contain such terms and conditions as the Board will deem appropriate. The terms and conditions of Restricted Stock Unit Award Agreements may change from time to time, and the terms and conditions of separate Restricted Stock Unit Award Agreements need not be identical, *provided, however,* that each Restricted Stock Unit Award Agreement will include (through incorporation of the provisions hereof by reference in the Award Agreement or otherwise) the substance of each of the following provisions:

(i) **Consideration.** At the time of grant of a Restricted Stock Unit Award, the Board will determine the consideration, if any, to be paid by the Participant upon delivery of each share of Common Stock subject to the Restricted Stock Unit Award. The consideration to be paid (if any) by the Participant for each share of Common Stock subject to a Restricted Stock Unit Award may be paid in any form of legal consideration that may be acceptable to the Board in its sole discretion and permissible under applicable law.

(ii) **Vesting.** At the time of the grant of a Restricted Stock Unit Award, the Board may impose such restrictions or conditions to the vesting of the Restricted Stock Unit Award as it, in its sole discretion, deems appropriate; *provided, however*, that in all cases, in the event a Participant's Continuous Service terminates as a result of his or her death, then the Restricted Stock Unit Award will become fully vested as of the date of termination of Continuous Service.

(iii) **Payment**. A Restricted Stock Unit Award may be settled by the delivery of shares of Common Stock, their cash equivalent, any combination thereof or in any other form of consideration, as determined by the Board and contained in the Restricted Stock Unit Award Agreement.

(iv) **Additional Restrictions.** At the time of the grant of a Restricted Stock Unit Award, the Board, as it deems appropriate, may impose such restrictions or conditions that delay the delivery of the shares of Common Stock (or their cash equivalent) subject to a Restricted Stock Unit Award to a time after the vesting of such Restricted Stock Unit Award.

(v) **Dividend Equivalents.** Dividend equivalents may be credited in respect of shares of Common Stock covered by a Restricted Stock Unit Award, as determined by the Board and contained in the Restricted Stock Unit Award Agreement. At the sole discretion of the Board, such dividend equivalents may be converted into additional shares of Common Stock covered by the Restricted Stock Unit Award in such manner as determined by the Board. Any additional shares covered by the Restricted Stock Unit Award credited by reason of such dividend equivalents will be subject to all of the same terms and conditions of the underlying Restricted Stock Unit Award Agreement to which they relate.

(vi) **Termination of Participant's Continuous Service.** Except as otherwise provided in the applicable Restricted Stock Unit Award Agreement, such portion of the Restricted Stock Unit Award that has not vested will be forfeited upon the Participant's termination of Continuous Service.

(c) **Performance Awards.**

(i) **Performance Stock Awards.** A Performance Stock Award is a Stock Award that is payable (including that may be granted, vest or exercised) contingent upon the attainment during a Performance Period of certain Performance

Goals. A Performance Stock Award may require the completion of a specified period of Continuous Service. In the event a Participant's Continuous Service terminates as a result of his or her death, then the Performance Stock Award will be deemed to have been earned at 100% of the target level of performance, will be fully vested, as of the date of death, and shares thereunder will be issued promptly following the date of death. The length of any Performance Period, the Performance Goals to be achieved during the Performance Period, and the measure of whether and to what degree such Performance Goals have been attained will be conclusively determined by the Committee (or, if not required for compliance with Section 162(m) of the Code, the Board), in its sole discretion. In addition, to the extent permitted by applicable law and the applicable Award Agreement, the Board or the Committee, as applicable, may determine that cash may be used in payment of Performance Stock Awards.

(ii) **Performance Cash Awards.** A Performance Cash Award is a cash award that is payable contingent upon the attainment during a Performance Period of certain Performance Goals. A Performance Cash Award may also require the completion of a specified period of Continuous Service. The length of any Performance Period, the Performance Goals to be achieved during the Performance Period, and the measure of whether and to what degree such Performance Goals have been attained will be conclusively determined by the Committee (or, if not required for compliance with Section 162(m) of the Code, the Board), in its sole discretion. The Board or the Committee, as applicable, may provide for or, subject to such terms and conditions as the Board or the Committee, as applicable, may specify, may permit a Participant to elect for, the payment of any Performance Cash Award to be deferred to a specified date or event. The Board or the Committee, as applicable, may specify the form of payment of Performance Cash Awards, which may be cash or other property, or may provide for a Participant to have the option for his or her Performance Cash Award, or such portion thereof as the Board or the Committee, as applicable, may specify, to be paid in whole or in part in cash or other property. In addition, to the extent permitted by applicable law and the applicable Award Agreement, the Board or the Committee, as applicable, may determine that Common Stock authorized under this Plan may be used in payment of Performance Cash Awards, including additional shares in excess of the Performance Cash Award as an inducement to hold shares of Common Stock.

(iii) **Section 162(m) Compliance.** Unless otherwise permitted in compliance with the requirements of Section 162 (m) of the Code with respect to an Award intended to qualify as "performance-based compensation" thereunder, the Committee will establish the Performance Goals applicable to, and the formula for calculating the amount payable under, the Award no later than the earlier of (a) the date 90 days after the commencement of the applicable Performance Period, and (b) the date on which 25% of the Performance Period has elapsed, and in any event at a time when the achievement of the applicable Performance Goals remains substantially uncertain. Prior to the payment of any compensation under an Award intended to qualify as "performance-based compensation" under Section 162(m) of the Code, the Committee will certify the extent to which any Performance Goals and any other material terms under such Award have been satisfied (other than in cases where such relate solely to the increase in the value of the Common Stock). Notwithstanding satisfaction of any completion of any Performance Goals, the number of shares of Common Stock, Options, cash or other benefits granted, issued, retainable and/or vested under an Award on account of satisfaction of such Performance Goals may be reduced by the Committee on the basis of such further considerations as the Committee, in its sole discretion, will determine.

(d) **Other Stock Awards.** Other forms of Stock Awards valued in whole or in part by reference to, or otherwise based on, Common Stock, including the appreciation in value thereof may be granted either alone or in addition to Stock Awards provided for under Section ý5 and the preceding provisions of this Section ý6. Subject to the provisions of the Plan, the Board will have sole and complete authority to determine the persons to whom and the time or times at which such Other Stock Awards will be granted, the number of shares of Common Stock (or the cash equivalent thereof) to be granted pursuant to such Other Stock Awards and all other terms and conditions of such Other Stock Awards; *provided, however*, that in all cases, in the event a Participant's Continuous Service terminates as a result of his or her death, then any Other Stock Awards held by such Participant will become fully vested as of the date of termination of Continuous Service.

7. **Covenants of the Company.**

(a) **Availability of Shares.** During the terms of the Stock Awards, the Company will keep available at all times the number of shares of Common Stock reasonably required to satisfy such Stock Awards.

(b) **Securities Law Compliance.** The Company will seek to obtain from each regulatory commission or agency having jurisdiction over the Plan, or any offerings made under the Plan, such authority as may be required to grant Stock Awards and to issue and sell shares of Common Stock upon exercise of the Stock Awards; *provided, however,* that this undertaking will not require the Company to register under the Securities Act the Plan, any Stock Award or any Common Stock issued or issuable pursuant to any such Stock Award nor seek to obtain such approval if the cost or efforts to obtain the approval is unreasonable in relation to

the value of the benefits to be provided under the Plan, as determined by the Company in its sole discretion. If, after reasonable efforts and at a reasonable cost, the Company is unable to obtain from any such regulatory commission or agency the authority that counsel for the Company deems necessary for the lawful issuance and sale of Common Stock under the Plan, the Company will be relieved from any liability for failure to issue and sell Common Stock upon exercise of such Stock Awards unless and until such authority is obtained. A Participant will not be eligible for the grant of an Award or the subsequent issuance of cash or Common Stock pursuant to the Award if such grant or issuance would be in violation of any applicable securities laws.

(c) **No Obligation to Notify or Minimize Taxes.** The Company will have no duty or obligation to any Participant to advise such Participant as to the time or manner of exercising such Stock Award. Furthermore, the Company will have no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of an Award or a possible period in which the Award may not be exercised. Neither the Company nor any of its Affiliates has any duty or obligation to minimize the tax consequences of an Award to the holder of such Award.

8. **Miscellaneous.**

(a) **Use of Proceeds.** Proceeds from the sale of shares of Common Stock pursuant to Awards will constitute general funds of the Company.

(b) **Corporate Action Constituting Grant of Stock Awards.** Corporate action constituting a grant by the Company of an Award to any Participant will be deemed completed as of the date of such corporate action, unless otherwise determined by the Board, regardless of when the instrument, certificate, or letter evidencing the Award is communicated to, or actually received or accepted by, the Participant. In the event that the corporate records (e.g., Board consents, resolutions or minutes) documenting the corporate action constituting the grant contain terms (e.g., exercise price, vesting schedule or number of shares) that are inconsistent with those in the Award Agreement as a result of a clerical error in the papering of the Award Agreement, the corporate records will control and the Participant will have no legally binding right to the incorrect term in the Award Agreement.

(c) **Stockholder Rights.** No Participant will be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to an Award unless and until (i) such Participant has satisfied all requirements for exercise of, or the issuance of shares under, the Award pursuant to its terms and (ii) the issuance of the Common Stock subject to such Award has been entered into the books and records of the Company.

(d) **No Employment or Other Service Rights.** Nothing in the Plan, any Award Agreement or any other instrument executed thereunder or in connection with any Award granted pursuant to the Plan will confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Award was granted or will affect the right of the Company or an Affiliate to terminate (i) the employment of an Employee with or without notice and with or without cause (provided in compliance with applicable local laws and the Employee's employment contract, if any), (ii) the service of a Consultant pursuant to the terms of such Consultant's agreement with the Company or an Affiliate, or (iii) the service of a Director pursuant to the Bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state in which the Company or the Affiliate is incorporated, as the case may be.

(e) **Change in Time Commitment.** In the event a Participant's regular level of time commitment in the performance of his or her services for the Company or any Affiliates is reduced (for example, and without limitation, if the Participant is an Employee of the Company and the Employee has a change in status from a full-time Employee to a part-time Employee) after the date of grant of any Award to the Participant, the Board has the right in its sole discretion (provided in compliance with applicable local laws) to (i) make a corresponding reduction in the number of shares or cash amount subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment, and (ii) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Award. In the event of any such reduction, the Participant will have no right with respect to any portion of the Award that is so reduced.

(f) **Incentive Stock Option Limitation.** To the extent that the aggregate Fair Market Value (determined at the time of grant) with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and any Affiliates) exceeds $100,000 (or such other limit established in the Code) or otherwise does not comply with the rules governing Incentive Stock Options, the Options or portions thereof that exceed such limit (according to the order in which they were granted) or otherwise do not comply with the rules will be treated as Nonstatutory Stock Options, notwithstanding any contrary provision of the applicable Option Agreement(s) or any Board or Committee resolutions related thereto.

(g) **Investment Assurances.** The Company may require a Participant, as a condition of exercising or acquiring Common Stock under any Award, (i) to give written assurances satisfactory to the Company as to the Participant's knowledge and experience

in financial and business matters and/or to employ a purchaser representative reasonably satisfactory to the Company who is knowledgeable and experienced in financial and business matters and that he or she is capable of evaluating, alone or together with the purchaser representative, the merits and risks of exercising the Award; and (ii) to give written assurances satisfactory to the Company stating that the Participant is acquiring Common Stock subject to the Award for the Participant's own account and not with any present intention of selling or otherwise distributing the Common Stock. The foregoing requirements, and any assurances given pursuant to such requirements, will be inoperative if (A) the issuance of the shares upon the exercise or acquisition of Common Stock under the Award has been registered under a then currently effective registration statement under the Securities Act, or (B) as to any particular requirement, a determination is made by counsel for the Company that such requirement need not be met in the circumstances under the then applicable securities laws. The Company may, upon advice of counsel to the Company, place legends on stock certificates issued under the Plan as such counsel deems necessary or appropriate in order to comply with applicable securities laws, including, but not limited to, legends restricting the transfer of the Common Stock.

(h) **Withholding Obligations.** Unless prohibited by the terms of an Award Agreement, the Company may, in its sole discretion, satisfy any federal, state, foreign or local tax withholding obligation relating to an Award (including but not limited to income tax, social insurance contributions, payment on account or any other taxes) by any of the following means (in addition to the Company's right to withhold from any compensation paid to the Participant by the Company or an Affiliate) or by a combination of such means: (i) causing the Participant to tender a cash payment; (ii) withholding shares of Common Stock from the shares of Common Stock issued or otherwise issuable to the Participant in connection with the Award; *provided, however*, that no shares of Common Stock are withheld with a value exceeding the minimum amount of tax required to be withheld by law (in countries where there is a statutory minimum withholding rate) (or such lower amount as may be necessary to avoid classification of the Stock Award as a liability for financial accounting purposes); (iii) withholding cash from an Award settled in cash; (iv) withholding payment from any amounts otherwise payable to the Participant; or (v) by such other method as may be set forth in the Award Agreement.

(i) **Electronic Delivery**. Any reference herein to a "written" agreement or document will include any agreement or document delivered electronically, filed publicly at www.sec.gov (or any successor website thereto) or posted on the Company's intranet.

(j) **Deferrals.** To the extent permitted by applicable law, the Board, in its sole discretion, may determine that the delivery of Common Stock or the payment of cash, upon the exercise, vesting or settlement of all or a portion of any Award may be deferred and may establish programs and procedures for deferral elections to be made by Participants. Deferrals by Participants will be made in accordance with Section 409A of the Code. Consistent with Section 409A of the Code, the Board may provide for distributions while a Participant is still an employee or otherwise providing services to the Company or an Affiliate. The Board is authorized to make deferrals of Awards and determine when, and in what annual percentages, Participants may receive payments, including lump sum payments, following the Participant's termination of Continuous Service, and implement such other terms and conditions consistent with the provisions of the Plan and in accordance with applicable law.

(k) **Compliance with Section 409A.** Unless otherwise expressly provided for in an Award Agreement, the Plan and Award Agreements will be interpreted to the greatest extent possible in a manner that makes the Plan and the Awards granted hereunder exempt from Section 409A of the Code, and, to the extent not so exempt, in compliance with Section 409A of the Code. If the Board determines that any Award granted hereunder is not exempt from and is therefore subject to Section 409A of the Code, the Award Agreement evidencing such Award will incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1) of the Code, and to the extent an Award Agreement is silent on terms necessary for compliance, such terms are hereby incorporated by reference into the Award Agreement. Notwithstanding anything to the contrary in this Plan (and unless the Award Agreement specifically provides otherwise), if the shares of Common Stock are publicly traded, and if a Participant holding an Award that constitutes "deferred compensation" under Section 409A of the Code is a "specified employee" for purposes of Section 409A of the Code, no distribution or payment of any amount that is due because of a "separation from service" (as defined in Section 409A of the Code without regard to alternative definitions thereunder) will be issued or paid before the date that is six (6) months following the date of such Participant's "separation from service" or, if earlier, the date of the Participant's death, unless such distribution or payment can be made in a manner that complies with Section 409A of the Code, and any amounts so deferred will be paid in a lump sum on the day after such six (6) month period elapses, with the balance paid thereafter on the original schedule.

(l) **Clawback/Recovery.** All Awards granted under the Plan will be subject to recoupment in accordance with any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company's securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law. In addition, the Board may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the Board determines necessary or appropriate, including but not limited to a reacquisition right in respect of previously acquired shares of Common Stock or other cash or property upon the occurrence of Cause.

9. **Adjustments upon Changes in Common Stock; Other Corporate Events.**

(a) **Capitalization Adjustments**. In the event of a Capitalization Adjustment, the Board will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section ý3(a); (ii) the class(es) and maximum number of securities that may be issued pursuant to the exercise of Incentive Stock Options pursuant to Section 3(d); (iii) the class(es) and maximum number of securities that may be awarded to any person pursuant to Sections 3(e) and 6(c)(i), and (iv) the class(es) and number of securities and price per share of stock subject to outstanding Stock Awards. The Board will make such adjustments, and its determination will be final, binding and conclusive.

(b) **Dissolution or Liquidation**. Except as otherwise provided in the Stock Award Agreement, in the event of a dissolution or liquidation of the Company, and upon ten (10) days prior written notice, all outstanding Stock Awards (other than Stock Awards consisting of vested and outstanding shares of Common Stock not subject to the Company's right of repurchase or a forfeiture condition) will terminate immediately prior to the completion of such dissolution or liquidation, and the shares of Common Stock subject to the Company's repurchase rights or a forfeiture condition may be repurchased or reacquired by the Company notwithstanding the fact that the holder of such Stock Award is providing Continuous Service, *provided, however,* that the Board may, in its sole discretion, cause some or all Stock Awards to become fully vested, exercisable and/or no longer subject to repurchase or forfeiture (to the extent such Stock Awards have not previously expired or terminated) before the dissolution or liquidation is completed but contingent on its completion.

(c) **Corporate Transaction.**

(i) **Stock Awards May Be Assumed.** Except as otherwise stated in the Stock Award Agreement, in the event of a Corporate Transaction, any surviving corporation or acquiring corporation (or the surviving or acquiring corporation's parent company) may assume or continue any or all Stock Awards outstanding under the Plan or may substitute similar stock awards for Stock Awards outstanding under the Plan (including but not limited to, awards to acquire the same consideration paid to the stockholders of the Company pursuant to the Corporate Transaction), and any reacquisition or repurchase rights held by the Company in respect of Common Stock issued pursuant to Stock Awards may be assigned by the Company to the successor of the Company (or the successor's parent company, if any), in connection with such Corporate Transaction. A surviving corporation or acquiring corporation (or its parent) may choose to assume or continue only a portion of a Stock Award or substitute a similar stock award for only a portion of a Stock Award.

(ii) **Stock Awards Not Assumed Held by Current Participants**. Except as otherwise stated in the Stock Award Agreement (including an option and stock award agreement subject to the terms of the Prior Plans, which terms remain applicable as to outstanding options and stock awards thereunder), in the event of a Corporate Transaction in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue any or all outstanding Stock Awards or substitute similar stock awards for such outstanding Stock Awards, then with respect to Stock Awards that have not been assumed, continued or substituted and that are held by Participants whose Continuous Service has not terminated prior to the effective time of the Corporate Transaction (referred to as the "***Current Participants***"), the vesting of such Stock Awards (and, if applicable, the time at which such Stock Awards may be exercised) will (contingent upon the effectiveness of the Corporate Transaction) be accelerated in full to a date prior to the effective time of such Corporate Transaction as the Board will determine (or, if the Board will not determine such a date, to the date that is five business (5) days prior to the effective time of the Corporate Transaction), and such Stock Awards will terminate if not exercised (if applicable) at or prior to the effective time of the Corporate Transaction, and any reacquisition or repurchase rights held by the Company with respect to such Stock Awards will lapse (contingent upon the effectiveness of the Corporate Transaction).

(iii) **Stock Awards Not Assumed Held by Persons other than Current Participants**. Except as otherwise stated in the Stock Award Agreement (including an option and stock award agreement subject to the terms of the Prior Plans, which terms remain applicable as to outstanding options and stock awards thereunder), in the event of a Corporate Transaction in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue any or all outstanding Stock Awards or substitute similar stock awards for such outstanding Stock Awards, then with respect to Stock Awards that have not been assumed, continued or substituted and that are held by persons other than Current Participants, the vesting of such Stock Awards (and, if applicable, the time at which such Stock Award may be exercised) will not be accelerated and such Stock Awards (other than a Stock Award consisting of vested and outstanding shares of Common Stock not subject to the Company's right of repurchase), upon advance written notice by the Company of at least five (5) business days to the holders of such Stock Awards, will terminate if not exercised (if applicable) prior to the effective time of the Corporate Transaction; *provided, however*, that any reacquisition or repurchase rights held by the Company with respect to such Stock Awards will

not terminate and may continue to be exercised notwithstanding the Corporate Transaction.

(d) **Change in Control.**

(i) **Stock Awards May Be Assumed.** Except as otherwise stated in the Stock Award Agreement, in the event of a Change in Control, any surviving corporation or acquiring corporation (or the surviving or acquiring corporation's parent company) may assume or continue any or all Stock Awards outstanding under the Plan or may substitute similar stock awards for Stock Awards outstanding under the Plan (including but not limited to, awards to acquire the same consideration paid to the stockholders of the Company pursuant to the Change in Control), and any reacquisition or repurchase rights held by the Company in respect of Common Stock issued pursuant to Stock Awards may be assigned by the Company to the successor of the Company (or the successor's parent company, if any), in connection with such Change in Control. A surviving corporation or acquiring corporation (or its parent) may choose to assume or continue only a portion of a Stock Award or substitute a similar stock award for only a portion of a Stock Award.

(ii) **Stock Awards Not Assumed Held by Current Participants.** Except as otherwise stated in the Stock Award Agreement (including an option and stock award agreement subject to the terms of the Prior Plans, which terms remain applicable as to outstanding options and stock awards thereunder), in the event of a Change in Control in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue any or all outstanding Stock Awards or substitute similar stock awards for such outstanding Stock Awards, then with respect to Stock Awards that have not been assumed, continued or substituted and that are held by Current Participants, the vesting of such Stock Awards (and, if applicable, the time at which such Stock Awards may be exercised) will (contingent upon the effectiveness of the Change in Control) be accelerated in full to a date prior to the effective time of such Change in Control as the Board will determine (or, if the Board will not determine such a date, to the date that is five business (5) days prior to the effective time of the Change in Control), and such Stock Awards will terminate if not exercised (if applicable) at or prior to the effective time of the Change in Control, and any reacquisition or repurchase rights held by the Company with respect to such Stock Awards will lapse (contingent upon the effectiveness of the Change in Control).

(iii) **Stock Awards Not Assumed Held by Persons other than Current Participants.** Except as otherwise stated in the Stock Award Agreement (including an option and stock award agreement subject to the terms of the Prior Plans, which terms remain applicable as to outstanding options and stock awards thereunder), in the event of a Change in Control in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue any or all outstanding Stock Awards or substitute similar stock awards for such outstanding Stock Awards, then with respect to Stock Awards that have not been assumed, continued or substituted and that are held by persons other than Current Participants, the vesting of such Stock Awards (and, if applicable, the time at which such Stock Award may be exercised) will not be accelerated and such Stock Awards (other than a Stock Award consisting of vested and outstanding shares of Common Stock not subject to the Company's right of repurchase), upon advance written notice by the Company of at least five (5) business days to the holders of such Stock Awards, will terminate if not exercised (if applicable) prior to the effective time of the Change in Control; *provided, however*, that any reacquisition or repurchase rights held by the Company with respect to such Stock Awards will not terminate and may continue to be exercised notwithstanding the Change in Control.

(iv) **Additional Provisions.** A Stock Award may be subject to additional acceleration of vesting and exercisability upon or after a Change in Control as may be provided in the Stock Award Agreement for such Stock Award or as may be provided in any other written agreement between the Company or any Affiliate and the Participant. A Stock Award may vest as to all or any portion of the shares subject to the Stock Award (i) immediately upon the occurrence of a Change in Control, whether or not such Stock Award is assumed, continued, or substituted by a surviving or acquiring entity in the Change in Control, and/or (ii) in the event a Participant's Continuous Service is terminated, actually or constructively, within a designated period following the occurrence of a Change in Control, but in the absence of such provision, no such acceleration will occur.

10. **Termination or Suspension of the Plan.**

(a) **Plan Term.** Unless sooner terminated by the Board pursuant to Section ý2, the Plan will automatically terminate on the day before the tenth (10th) anniversary of the earlier of (i) the date the Plan is adopted by the Board or a duly authorized Committee, or (ii) the date the Plan is approved by the stockholders of the Company. The Board may suspend the Plan at anytime. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

11. **Effective Date of Plan.**

This Plan will become effective on the Effective Date.

12. **Choice of Law.**

The law of the State of Delaware will govern all questions concerning the construction, validity and interpretation of this Plan, without regard to that state's conflict of laws rules.

13. **Definitions.**

As used in the Plan, the following definitions will apply to the capitalized terms indicated below:

(a) "***Affiliate***" means, at the time of determination, any "parent" or "subsidiary" of the Company as such terms are defined in Rule 405 of the Securities Act. The Board will have the authority to determine the time or times at which "parent" or "subsidiary" status is determined within the foregoing definition.

(b) "***Award***" means a Stock Award or a Performance Cash Award.

(c) "***Award Agreement***" means a written agreement between the Company and a Participant evidencing the terms and conditions of an Award.

(d) "***Board***" means the Board of Directors of the Company.

(e) "***Capitalization Adjustment***" means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Stock Award after the Effective Date without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or any similar equity restructuring transaction, as that term is used in Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.

(f) "***Cause***" means (i) if a Participant is party to an agreement with the Company or an Affiliate that relates to equity awards and contains a definition of "Cause," the definition of "Cause" in the applicable agreement, or (ii) if a Participant is not party to any such agreement, such Participant's termination because of (A) any willful, material violation by the Participant of any law or regulation applicable to the business of the Company or an Affiliate, the Participant's conviction for, or guilty plea to, a felony or a crime involving moral turpitude, or any willful perpetration by the Participant of a common law fraud, (B) the Participant's commission of an act of personal dishonesty that involves personal profit in connection with the Company or any other entity having a business relationship with the Company, (C) any material breach by the Participant of any provision of any agreement or understanding between the Company or an Affiliate and the Participant regarding the terms of the Participant's service as an Employee, Officer, Director or Consultant to the Company or an Affiliate, including without limitation, the willful and continued failure or refusal of the Participant to perform the material duties required of such Participant as an Employee, Officer, Director or Consultant of the Company or an Affiliate, other than as a result of having a Disability, or a breach of any applicable invention assignment and confidentiality agreement or similar agreement between the Company or an Affiliate and the Participant, (D) the Participant's disregard of the policies of the Company or an Affiliate so as to cause loss, damage or injury to the property, reputation or employees of the Company or an Affiliate, or (E) any other misconduct by the Participant that is materially injurious to the financial condition or business reputation of, or is otherwise materially injurious to, the Company or an Affiliate.

(g) "***Change in Control***" means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) any Exchange Act Person becomes the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company's then outstanding securities other than by virtue of a merger, consolidation or similar transaction. Notwithstanding the foregoing, a Change in Control will not be deemed to occur (A) on account of the acquisition of securities of the Company by an investor, any affiliate thereof or any other Exchange Act Person that acquires the Company's securities in a transaction or series of related transactions the primary purpose of which is to obtain financing for the Company through the issuance of equity securities, or (B) solely because the level of Ownership held by any Exchange Act Person (the "***Subject Person***") exceeds the designated percentage threshold of the outstanding voting securities as a result of a repurchase or other

acquisition of voting securities by the Company reducing the number of shares outstanding, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of voting securities by the Company, and after such share acquisition, the Subject Person becomes the Owner of any additional voting securities that, assuming the repurchase or other acquisition had not occurred, increases the percentage of the then outstanding voting securities Owned by the Subject Person over the designated percentage threshold, then a Change in Control will be deemed to occur;

(ii) there is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the stockholders of the Company immediately prior thereto do not Own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving Entity in such merger, consolidation or similar transaction or (B) more than 50% of the combined outstanding voting power of the parent of the surviving Entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such transaction;

(iii) there is consummated a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries to an Entity, more than 50% of the combined voting power of the voting securities of which are Owned by stockholders of the Company in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition; or

(iv) individuals who, on the date this Plan is adopted by the Board, are members of the Board (the "***Incumbent Board***") cease for any reason to constitute at least a majority of the members of the Board; *provided, however,* that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member will, for purposes of this Plan, be considered as a member of the Incumbent Board.

For purposes of determining voting power under the term Change in Control, voting power will be calculated by assuming the conversion of all equity securities convertible (immediately or at some future time) into shares entitled to vote, but not assuming the exercise of any warrant or right to subscribe to or purchase those shares. In addition, (A) the term Change in Control will not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company, and (B) the definition of Change in Control (or any analogous term) in an individual written agreement between the Company or any Affiliate and the Participant will supersede the foregoing definition with respect to Awards subject to such agreement; *provided, however,* that if no definition of Change in Control or any analogous term is set forth in such an individual written agreement, the foregoing definition will apply; *provided, further*, that no Change in Control will be deemed to occur upon announcement or commencement of a tender offer or upon a potential takeover or upon stockholder approval of a merger or other transaction, in each case without a requirement that the Change in Control actually occur.

If required for compliance with Section 409A of the Code, in no event will a Change in Control be deemed to have occurred if such transaction is not also a "change in the ownership or effective control of" the Company or "a change in the ownership of a substantial portion of the assets of" the Company as determined under Treasury Regulation Section 1.409A-3(i)(5) (without regard to any alternative definition thereunder). The Board may, in its sole discretion and without a Participant's consent, amend the definition of "Change in Control" to conform to the definition of "Change in Control" under Section 409A of the Code and the regulations thereunder.

(h) "***Code***" means the Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(i) "***Committee***" means a committee of one (1) or more Directors to whom authority has been delegated by the Board in accordance with Section ý2(c).

(j) "***Common Stock***" means the common stock of the Company.

(k) "***Company***" means NVIDIA Corporation, a Delaware corporation.

(l) "***Consultant***" means any person, including an advisor, who is (i) engaged by the Company or an Affiliate to render consulting or advisory services and is compensated for such services, or (ii) serving as a member of the board of directors of an

Affiliate and is compensated for such services. However, service solely as a Director, or payment of a fee for such service, will not cause a Director to be considered a "Consultant" for purposes of the Plan.

(m) "***Continuous Service***" means that the Participant's service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. A change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Consultant or Director or a change in the entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant's service with the Company or an Affiliate, will not terminate a Participant's Continuous Service; *provided, however*, that if the Entity for which a Participant is rendering services ceases to qualify as an "Affiliate" as determined by the Board in its sole discretion, such Participant's Continuous Service will be considered to have terminated on the date such Entity ceases to qualify as an Affiliate. To the extent permitted by law, the Board or the chief executive officer of the Company, in that party's sole discretion, may determine whether Continuous Service will be considered interrupted in the case of: (i) any leave of absence approved by the Board of the chief executive officer of the Company, including sick leave, military leave or any other personal leave; or (ii) transfers between the Company, an Affiliate, or their successors. Notwithstanding the foregoing, and except as otherwise required by applicable law or as otherwise determined by the Committee, a leave of absence will be treated as Continuous Service for purposes of vesting in an Award only on those days on which the Participant is using Company-paid vacation time and floating holidays and for the first 90 days of leave during which the Participant is not being paid through such vacation time and floating holidays. In addition, to the extent required for exemption from or compliance with Section 409A of the Code, the determination of whether there has been a termination of Continuous Service will be made, and such term will be construed, in a manner that is consistent with the definition of "separation from service" as defined under Treasury Regulation Section 1.409A-1(h) (without regard to any alternative definition thereunder).

(n) "***Corporate Transaction***" means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) the consummation of a sale or other disposition of all or substantially all, as determined by the Board in its sole discretion, of the consolidated assets of the Company and its Subsidiaries;

(ii) the consummation of a sale or other disposition of at least 50% of the outstanding securities of the Company, in the case of Awards granted on or after the date of the Annual Meeting of Stockholders in 2012, and at least 90% of the outstanding securities of the Company, in the case of Awards granted prior to the date of the Annual Meeting of Stockholders in 2012;

(iii) the consummation of a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

(iv) the consummation of a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

To the extent required for compliance with Section 409A of the Code, in no event will an event be deemed a Corporate Transaction if such transaction is not also a "change in the ownership or effective control of" the Company or "a change in the ownership of a substantial portion of the assets of" the Company as determined under Treasury Regulation Section 1.409A-3(i)(5) (without regard to any alternative definition thereunder).

(o) "***Covered Employee***" will have the meaning provided in Section 162(m)(3) of the Code and the regulations promulgated thereunder.

(p) "***Director***" means a member of the Board.

(q) "***Directors' Plan***" means the Company's 1998 Non-Employee Directors' Stock Option Plan.

(r) "***Disability***" means, with respect to a Participant, the inability of such Participant to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or that has lasted or can be expected to last for a continuous period of not less than twelve (12) months, as provided in Section 22(e)(3) and 409A(a)(2)(c)(i) of the Code, and will be determined by the Board on the basis of such medical evidence as the Board deems warranted under the circumstances.

(s) "***Effective Date***" means June 21, 2007, which was the date of the 2007 Annual Meeting of Stockholders of the Company at which this Plan was approved by the Company's stockholders.

(t) "***Employee***" means any person employed by the Company or an Affiliate. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an "Employee" for purposes of the Plan.

(u) "***Entity***" means a corporation, partnership, limited liability company or other entity.

(v) "***Exchange Act***" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(w) "***Exchange Act Person***" means any natural person, Entity or "group" (within the meaning of Section 13(d) or 14(d) of the Exchange Act), except that "Exchange Act Person" will not include (i) the Company or any Subsidiary of the Company, (ii) any employee benefit plan of the Company or any Subsidiary of the Company or any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary of the Company, (iii) an underwriter temporarily holding securities pursuant to a registered public offering of such securities, (iv) an Entity Owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their Ownership of stock of the Company; or (v) any natural person, Entity or "group" (within the meaning of Section 13(d) or 14(d) of the Exchange Act) that, as of the Effective Date as set forth in Section ý11, is the Owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company's then outstanding securities.

(x) "***Fair Market Value***" means, as of any date, the value of the Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value of a share of Common Stock will be, unless otherwise determined by the Board, **the closing sales price** for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) **on the date of determination**, as reported in a source the Board deems reliable.

(ii) Unless otherwise provided by the Board, if there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing selling price on the last preceding date for which such quotation exists.

(iii) In the absence of such markets for the Common Stock, the Fair Market Value will be determined by the Board in good faith and in a manner that complies with Sections 409A and 422 of the Code.

(y) "***Full Value Award***" means a Stock Award that is not an Option with respect to which the exercise or strike price is at least 100% of the Fair Market Value on the date of grant or a Stock Appreciation Right with respect to which the exercise or strike price is at least 100% of the Fair Market Value on the date of grant.

(z) "***Incentive Stock Option***" means an option that is intended to be, and qualifies as, an "incentive stock option" within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(aa) "***Non-Employee Director***" means a Director who either (i) is not a current employee or officer of the Company or an Affiliate, does not receive compensation, either directly or indirectly, from the Company or an Affiliate for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act ("***Regulation S-K***")), does not possess an interest in any other transaction for which disclosure would be required under Item 404(a) of Regulation S-K, and is not engaged in a business relationship for which disclosure would be required pursuant to Item 404(b) of Regulation S-K; or (ii) is otherwise considered a "non-employee director" for purposes of Rule 16b-3.

(ab) "***Nonstatutory Stock Option***" means an option granted pursuant to Section 5 of the Plan that does not qualify as an Incentive Stock Option.

(ac) "***Officer***" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(ad) "***Option***" means an Incentive Stock Option or a Nonstatutory Stock Option to purchase shares of Common Stock granted pursuant to the Plan.

(ae) "***Option Agreement***" means a written agreement between the Company and an Optionholder evidencing the terms and conditions of an Option grant. Each Option Agreement will be subject to the terms and conditions of the Plan.

(af) "***Optionholder***" means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

(ag) "***Other Stock Award***" means an award based in whole or in part by reference to the Common Stock which is granted pursuant to the terms and conditions of Section ý6(d).

(ah) "***Other Stock Award Agreement***" means a written agreement between the Company and a holder of an Other Stock Award evidencing the terms and conditions of an Other Stock Award grant. Each Other Stock Award Agreement will be subject to the terms and conditions of the Plan.

(ai) "***Outside Director***" means a Director who either (i) is not a current employee of the Company or an "affiliated corporation" (within the meaning of Treasury Regulations promulgated under Section 162(m) of the Code), is not a former employee of the Company or an "affiliated corporation" who receives compensation for prior services (other than benefits under a tax-qualified retirement plan) during the taxable year, has not been an officer of the Company or an "affiliated corporation," and does not receive remuneration from the Company or an "affiliated corporation," either directly or indirectly, in any capacity other than as a Director, or (ii) is otherwise considered an "outside director" for purposes of Section 162(m) of the Code.

(aj) "***Own***," "***Owned***," "***Owner***," "***Ownership***" means a person or Entity will be deemed to "Own," to have "Owned," to be the "Owner" of, or to have acquired "Ownership" of securities if such person or Entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.

(ak) "***Participant***" means a person to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Stock Award.

(al) "***Performance Cash Award***" means an award of cash granted pursuant to the terms and conditions of Section 6(c)(ii).

(am) "***Performance Criteria***" means the one or more criteria that the Committee (or, if not required for compliance with Section 162(m) of the Code, the Board) will select for purposes of establishing the Performance Goals for a Performance Period. The Performance Criteria that will be used to establish such Performance Goals may be based on any one of, or combination of, the following: (1) earnings (including earnings per share and net earnings); (2) earnings before interest, taxes and depreciation; (3) earnings before interest, taxes, depreciation and amortization (EBITDA); (4) earnings before interest, taxes, depreciation, amortization and legal settlements; (5) earnings before interest, taxes, depreciation, amortization, legal settlements and other income (expense); (6) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense) and stock-based compensation; (7) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense), stock-based compensation and changes in deferred revenue; (8) total stockholder return; (9) return on equity or average stockholder's equity; (10) return on assets, investment, or capital employed; (11) stock price; (12) operating margin; (13) margin (including gross margin); (14) operating income; (15) operating income after taxes; (16) net income (before or after taxes); (17) net income (after exclusion of extraordinary items as determined in the discretion of the Committee (or, if not required for compliance with Section 162(m) of the Code, the Board); (18) net operating income; (19) net operating income after tax; (20) pre- and after-tax income; (21) pre-tax profit; (22) operating cash flow; (23) sales or revenue targets; (24) orders and revenue; (25) increases in revenue or product revenue; (26) expenses and cost reduction goals; (27) improvement in or attainment of expense levels; (28) improvement in or attainment of working capital levels; (29) economic value added (or an equivalent metric); (30) market share; (31) cash flow; (32) cash flow per share; (33) share price performance; (34) debt reduction; (35) implementation or completion of projects or processes; (36) customer satisfaction; (37) stockholders' equity; (38) capital expenditures; (39) debt levels; (40) operating profit or net operating profit; (41) workforce diversity; (42) growth of net income or operating income; (43) billings; (44) bookings; (45) employee retention; (46) quality measures; and (47) to the extent that an Award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by the Committee or Board. Partial achievement of the specified criteria may result in the payment or vesting corresponding to the degree of achievement as specified in the Stock Award Agreement or the written terms of a Performance Cash Award. The Committee (or, if not required for compliance with Section 162(m) of the Code, the Board) will, in its sole discretion, define the manner of calculating the Performance Criteria it selects to use for such Performance Period.

(an) "***Performance Goals***" means, for a Performance Period, the one or more goals established by the Committee (or, if not required for compliance with Section 162(m) of the Code, the Board) for the Performance Period based upon the Performance Criteria. Performance Goals may be based on a Company-wide basis, with respect to one or more business units, divisions,

Affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by the Committee (or, if not required for compliance with Section 162(m) of the Code, the Board) (i) in the Award Agreement at the time the Award is granted or (ii) in such other document setting forth the Performance Goals at the time the Performance Goals are established, the Committee (or, if not required for compliance with Section 162(m) of the Code, the Board) will appropriately make adjustments in the method of calculating the attainment of Performance Goals for a Performance Period: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of any "extraordinary items" as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by the Company achieved performance objectives at targeted levels during the balance of a Performance Period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of common stock of the Company by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under the Company's bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to expensed under generally accepted accounting principles; (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles; and (12) to exclude the effect of any other unusual, non-recurring gain or loss or other extraordinary item. In addition, the Committee (or, if not required for compliance with Section 162 (m) of the Code, the Board) retains the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of Performance Goals.

(ao) "***Performance Period***" means the period of time selected by the Committee (or, if not required for compliance with Section 162(m) of the Code, the Board) over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant's right to and the payment of a Stock Award or a Performance Cash Award. Performance Periods may be of varying and overlapping duration, at the sole discretion of the Committee (or, if not required for compliance with Section 162(m) of the Code, the Board).

(ap) "***Performance Stock Award***" means a Stock Award granted under the terms and conditions of Section 6(c)(i).

(aq) "***Plan***" means this NVIDIA Corporation Amended and Restated 2007 Equity Incentive Plan.

(ar) "***Prior Plans***" means the NVIDIA Corporation 1998 Equity Incentive Plan, the NVIDIA Corporation 1998 Non-Employee Directors' Stock Option Plan, the NVIDIA Corporation 2000 Nonstatutory Equity Incentive Plan, and the PortalPlayer, Inc. 2004 Stock Incentive Plan, each as in effect immediately prior to the Effective Date.

(as) "***Restricted Stock Award***" means an award of shares of Common Stock which is granted pursuant to the terms and conditions of Section ý6(a).

(at) "***Restricted Stock Award Agreement***" means a written agreement between the Company and a holder of a Restricted Stock Award evidencing the terms and conditions of a Restricted Stock Award grant. Each Restricted Stock Award Agreement will be subject to the terms and conditions of the Plan.

(au) "***Restricted Stock Unit Award***" means a right to receive shares of Common Stock (or cash equivalent) which is granted pursuant to the terms and conditions of Section ý6(b).

(av) "***Restricted Stock Unit Award Agreement***" means a written agreement between the Company and a holder of a Restricted Stock Unit Award evidencing the terms and conditions of a Restricted Stock Unit Award grant. Each Restricted Stock Unit Award Agreement will be subject to the terms and conditions of the Plan.

(aw) "***Rule 16b-3***" means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

(ax) "***Securities Act***" means the Securities Act of 1933, as amended.

(ay) "***Stock Appreciation Right***" or "***SAR***" means a right to receive the appreciation on Common Stock that is granted pursuant to the terms and conditions of Section 5.

(az) "***Stock Appreciation Right Agreement***" means a written agreement between the Company and a holder of a Stock Appreciation Right evidencing the terms and conditions of a Stock Appreciation Right grant. Each Stock Appreciation Right

Agreement will be subject to the terms and conditions of the Plan.

(ba) "***Stock Award***" means any right to receive Common Stock granted under the Plan, including an Option, a Restricted Stock Award, a Restricted Stock Unit Award, a Stock Appreciation Right, a Performance Stock Award, or any Other Stock Award.

(bb) "***Stock Award Agreement***" means a written agreement between the Company and a Participant evidencing the terms and conditions of a Stock Award grant. Each Stock Award Agreement will be subject to the terms and conditions of the Plan.

(bc) "***Subsidiary***" means, with respect to the Company, (i) any corporation of which more than fifty percent (50%) of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation will have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, Owned by the Company, and (ii) any partnership, limited liability company or other entity in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than fifty percent (50%) .

(bd) "***Ten Percent Stockholder***" means a person who Owns (or is deemed to Own pursuant to Section 424(d) of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Affiliate.

NVIDIA Corporation

2012 Employee Stock Purchase Plan

Adopted by the Compensation Committee: March 22, 2012
Approved by the Stockholders: __________, 2012

1. **General; Purpose.**

(a) The Plan is intended as the successor to and continuation of the NVIDIA Corporation 1998 Employee Stock Purchase Plan (the "***1998 Plan***"). From and after 12:01 a.m. Pacific Standard Time on the Effective Date, no additional rights to purchase shares of Common Stock will be granted under the 1998 Plan. All rights to purchase shares granted on or after 12:01 a.m. Pacific Standard Time on the Effective Date will be granted under this Plan. Any rights to purchase shares of Common Stock granted under the 1998 Plan will remain subject to the terms of the 1998 Plan and any offering document or other agreements or governing documents describing the terms and conditions of offerings made pursuant to the 1998 Plan.

(i) Any shares of Common Stock that would otherwise remain available for future offerings under the 1998 Plan as of 12:01 a.m. Pacific Standard Time on the Effective Date (the "***1998 Plan's Available Reserve***") will cease to be available under the 1998 Plan at such time. Instead, that number of shares of Common Stock equal to the 1998 Plan's Available Reserve will be added to the Share Reserve (as further described in Section 3(a) below) and be then immediately available for grants hereunder, up to the maximum number set forth in Section 3(a) below.

(ii) In addition, from and after 12:01 a.m. Pacific Standard Time on the Effective Date, with respect to the aggregate number of shares subject, at such time, to outstanding grants under the 1998 Plan that would, but for the operation of this sentence, subsequently return to the share reserve of the 1998 Plan (such shares, the "***Returning Shares***"), such shares of Common Stock will not return to the share reserve of the 1998 Plan, and instead that number of shares of Common Stock equal to the Returning Shares will immediately be added to the Share Reserve as and when such a share becomes a Returning Shares, up to a maximum number set forth in Section 3(a) below.

(b) The Plan provides a means by which Eligible Employees of the Company and certain Designated Companies may be given an opportunity to purchase shares of Common Stock. The Plan permits the Company to grant a series of Purchase Rights to Eligible Employees.

(c) The Company, by means of the Plan, seeks to retain the services of such Employees, to secure and retain the services of new Employees and to provide incentives for such persons to exert maximum efforts for the success of the Company and its Related Corporations.

(d) This Plan includes two components: a 423 Component and a Non-423 Component. It is the intention of the Company to have the 423 Component qualify as an Employee Stock Purchase Plan. The provisions of the 423 Component, accordingly, will be construed in a manner that is consistent with the requirements of Section 423 of the Code. In addition, this Plan authorizes the grant of Purchase Rights under the Non-423 Component that does not meet the requirements of an Employee Stock Purchase Plan because of deviations necessary or advisable to permit or facilitate participation in the Plan by Employees who are foreign nationals or employed or located outside of the United States while complying with applicable foreign laws; such Purchase Rights will be granted pursuant to rules, procedures or subplans adopted by the Board designed to achieve these objectives for Eligible Employees and the Company and its Related Corporations. Except as otherwise provided herein or determined by the Board, the Non-423 Component will operate and be administered in the same manner as the 423 Component. In addition, under the 423 Component of the Plan, the Company may make separate Offerings which vary in terms (although not inconsistent with the provisions in the Plan and not inconsistent with the requirements of an Employee Stock Purchase Plan) and the Company will designate which Designated Company is participating in each separate Offering.

(e) If a Participant transfers employment from the Company or any Designated 423 Corporation participating in the 423 Component to a Designated Non-423 Corporation participating in the Non-423 Component, he or she will immediately cease to participate in the 423 Component; however, any Contributions made for the Purchase Period in which such transfer occurs will be transferred to the Non-423 Component, and such Participant will immediately join the then current Offering under the Non-423 Component upon the same terms and conditions in effect for his or her participation in the Plan, except for such modifications as may be required by applicable law. A Participant who transfers employment from a Designated Non-423 Corporation participating

in the Non-423 Component to the Company or any Designated 423 Corporation participating in the 423 Component will remain a Participant in the Non-423 Component until the earlier of (i) the end of the current Offering Period under the Non-423 Component, or (ii) the Offering Date of the first Offering in which he or she participates following such transfer.

2. **Administration.**

(a) The Board will administer the Plan unless and until the Board delegates administration of the Plan to a Committee or Committees, as provided in Section 2(c).

(b) The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine how and when Purchase Rights will be granted and the provisions of each Offering (which need not be identical), including which Designated 423 Corporations and Designated Non-423 Corporations will participate in the 423 Component or the Non-423 Component.

(ii) To designate from time to time which Related Corporations of the Company will be eligible to participate in the Plan as Designated 423 Corporations and Designated Non-423 Corporations and which Affiliates will be eligible to participate in the Plan as Designated Non-423 Corporations and also to designate which Designated Companies will participate in each separate Offering (to the extent the Company makes separate Offerings).

(iii) To construe and interpret the Plan and Purchase Rights, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan, in a manner and to the extent it deems necessary or expedient to make the Plan fully effective.

(iv) To settle all controversies regarding the Plan and Purchase Rights granted under the Plan.

(v) To suspend or terminate the Plan at any time as provided in Section 12.

(vi) To amend the Plan at any time as provided in Section 12.

(vii) Generally, to exercise such powers and to perform such acts as it deems necessary or expedient to promote the best interests of the Company and its Related Corporations and to carry out the intent that the 423 Component be treated as an Employee Stock Purchase Plan.

(viii) To adopt such procedures and sub-plans as are necessary or appropriate to permit or facilitate participation in the Plan by Employees who are foreign nationals or employed or located outside the United States. Without limiting the generality of, but consistent with, the foregoing, the Board specifically is authorized to adopt rules, procedures and subplans, which, for purposes of the Non-423 Component, may be outside the scope of Section 423 of the Code, regarding, without limitation, eligibility to participate in the Plan, handling and making of Contributions, establishment of bank or trust accounts to hold Contributions, payment of interest, conversion of local currency, obligations to pay payroll tax, determination of beneficiary designation requirements, withholding procedures and handling of share issuances, which may vary according to local requirements.

(c) The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board will thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may retain the authority to concurrently administer the Plan with the Committee and may, at any time, revest in the Board some or all of the powers previously delegated. Whether or not the Board has delegated administration of the Plan to a Committee, the Board will have the final power to determine all questions of policy and expediency that may arise in the administration of the Plan.

(d) All determinations, interpretations and constructions made by the Board in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.

3. **Shares of Common Stock Subject to the Plan.**

(a) Subject to the provisions of Section 11(a) relating to Capitalization Adjustments, the maximum aggregate number of

shares of Common Stock that may be issued under the Plan will not exceed 55,432,333 shares of Common Stock (the "***Share Reserve***"), which number is the sum of (i) 31,000,000 new shares, plus (ii) the number of shares subject to the 1998 Plan's Available Reserve, in an amount not to exceed 8,432,333 shares, plus (iii) the number of shares that are Returning Shares, as such shares become available from time to time, in an amount not to exceed 15,000,000 shares.

(b) If any Purchase Right granted under the Plan terminates without having been exercised in full, the shares of Common Stock not purchased under such Purchase Right will again become available for issuance under the Plan.

(c) The stock purchasable under the Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market.

4. **Grant of Purchase Rights; Offering.**

(a) The Board may from time to time grant or provide for the grant of Purchase Rights to Eligible Employees under an Offering on Offering Dates selected by the Board. Each Offering will be in such form and will contain such terms and conditions as the Board will deem appropriate, and with respect to the 423 Component will comply with the requirement of Section 423(b)(5) of the Code that all Employees granted Purchase Rights will have the same rights and privileges. The provisions of separate Offerings need not be identical, but each Offering will include (through incorporation of the provisions of this Plan by reference in the document comprising the Offering or otherwise) the period during which the Offering will be effective, which period will not exceed 27 months beginning with the Offering Date, and the substance of the provisions contained in Sections 5 through 8, inclusive.

(b) If a Participant has more than one Purchase Right outstanding under the Plan, unless he or she otherwise indicates in forms delivered to the Company: (i) each form will apply to all of his or her Purchase Rights under the Plan; and (ii) a Purchase Right with a lower exercise price (or an earlier-granted Purchase Right, if different Purchase Rights have identical exercise prices) will be exercised to the fullest possible extent before a Purchase Right with a higher exercise price (or a later-granted Purchase Right if different Purchase Rights have identical exercise prices) will be exercised.

(c) The Board will have the discretion to structure an Offering so that if the Fair Market Value of the shares of Common Stock on the first Trading Day of a new Purchase Period within that Offering is less than or equal to the Fair Market Value of the shares of Common Stock on the Offering Date, then (i) that Offering will terminate immediately as of that first Trading Day, and (ii) the Participants in such terminated Offering will be automatically enrolled in a new Offering beginning on the first Trading Day of such new Purchase Period.

5. **Eligibility.**

(a) Purchase Rights may be granted only to Employees of the Company or, as the Board may designate in accordance with Section 2(b), to Employees of a Related Corporation or an Affiliate. Except as provided in Section 5(b), an Employee will not be eligible to be granted Purchase Rights unless, on the Offering Date, the Employee has been in the employ of the Company, a Related Corporation or an Affiliate, as the case may be, for such continuous period preceding such Offering Date as the Board may require, but in no event will the required period of continuous employment be equal to or greater than two years. In addition, the Board may (unless prohibited by law) provide that no Employee will be eligible to be granted Purchase Rights under the Plan unless, on the Offering Date, such Employee's customary employment with the Company, the Related Corporation or the Affiliate is more than 20 hours per week and more than five months per calendar year or such other criteria as the Board may determine consistent with Section 423 of the Code.

(b) The Board may provide that each person who, during the course of an Offering, first becomes an Eligible Employee will, on or after the day on which such person becomes an Eligible Employee, receive a Purchase Right under that Offering, which Purchase Right will thereafter be deemed to be a part of that Offering. Such Purchase Right will have the same characteristics as any Purchase Rights originally granted under that Offering, as described herein, except that:

(i) the date on which such Purchase Right is granted will be the "Offering Date" of such Purchase Right for all purposes, including determination of the exercise price of such Purchase Right;

(ii) the period of the Offering with respect to such Purchase Right will begin on its Offering Date and end coincident with the end of the original Offering; and

(iii) the Board may provide that if such person first becomes an Eligible Employee within a specified period of time before the end of the Offering, he or she will not receive any Purchase Right under that Offering.

(c) No Employee will be eligible for the grant of any Purchase Rights if, immediately after any such Purchase Rights are granted, such Employee owns stock possessing five percent or more of the total combined voting power or value of all classes of stock of the Company or of any Related Corporation (unless otherwise required by law). For purposes of this Section 5(c), the rules of Section 424(d) of the Code will apply in determining the stock ownership of any Employee, and stock which such Employee may purchase under all outstanding Purchase Rights and options will be treated as stock owned by such Employee.

(d) As specified by Section 423(b)(8) of the Code, an Eligible Employee may be granted Purchase Rights only if such Purchase Rights, together with any other rights granted under all Employee Stock Purchase Plans of the Company and any Related Corporations, do not permit such Eligible Employee's rights to purchase stock of the Company or any Related Corporation to accrue at a rate which exceeds $25,000 of Fair Market Value of such stock (determined at the time such rights are granted, and which, with respect to the Plan, will be determined as of their respective Offering Dates) for each calendar year in which such rights are outstanding at any time.

(e) Officers of the Company and any Designated Company, if they are otherwise Eligible Employees, will be eligible to participate in Offerings under the Plan. Notwithstanding the foregoing, the Board may (unless prohibited by law) provide in an Offering that Employees who are highly compensated Employees within the meaning of Section 423(b)(4)(D) of the Code will not be eligible to participate.

6. **Purchase Rights; Purchase Price.**

(a) On each Offering Date, each Eligible Employee will be granted a Purchase Right under the applicable Offering to purchase up to that number of shares of Common Stock purchasable either with a percentage or with a maximum dollar amount, as designated by the Board but in either case not exceeding 15%, of such Employee's eligible earnings (as defined by the Board in each Offering) during the period that begins on the Offering Date (or such other date as the Board determines for a particular Offering) and ends on the date stated in the Offering, which date will be no later than the end of the Offering.

(b) The Board will establish one or more Purchase Dates during an Offering on which Purchase Rights granted for that Offering will be exercised and shares of Common Stock will be purchased in accordance with such Offering.

(c) In connection with each Offering made under the Plan, the Board may specify (i) a maximum number of shares of Common Stock that may be purchased by any Participant on any Purchase Date during such Offering, (ii) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants pursuant to such Offering, and/or (iii) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants on any Purchase Date under the Offering. If the aggregate purchase of shares of Common Stock issuable upon exercise of Purchase Rights granted under the Offering would exceed any such maximum aggregate number, then, in the absence of any Board action otherwise, a pro rata (based on each Participant's accumulated Contributions) allocation of the shares of Common Stock available will be made in as nearly a uniform manner as will be practicable and equitable.

(d) The purchase price of shares of Common Stock acquired pursuant to Purchase Rights will be not less than the lesser of:

(i) an amount equal to (85%) of the Fair Market Value of the shares of Common Stock on the Offering Date; or

(ii) an amount equal to (85%) of the Fair Market Value of the shares of Common Stock on the applicable Purchase Date.

7. **Participation; Withdrawal; Termination.**

(a) An Eligible Employee may elect to authorize payroll deductions as the means of making Contributions by completing and delivering to the Company, within the time specified in the Offering, an enrollment form provided by the Company. The enrollment form will specify the amount of Contributions not to exceed the maximum amount specified by the Board. Each Participant's Contributions will be credited to a bookkeeping account for such Participant under the Plan and will be deposited with the general funds of the Company except where applicable law requires that Contributions be deposited with a third party or otherwise segregated. If permitted in the Offering, a Participant may begin such Contributions with the first payroll occurring on or after the Offering Date (or, in the case of a payroll date that occurs after the end of the prior Offering but before the Offering Date of the next new Offering, Contributions from such payroll will be included in the new Offering). If permitted in the Offering, a Participant may thereafter reduce (including to zero) or increase his or her Contributions. If required under applicable law or if specifically provided in the Offering, in addition to or instead of making Contributions by payroll deductions, a Participant may make Contributions through the payment by cash or check or wire transfer prior to a Purchase Date, in the manner directed by the

Company.

(b) During an Offering, a Participant may cease making Contributions and withdraw from the Offering by delivering to the Company a withdrawal form provided by the Company. The Company may impose a deadline before a Purchase Date for withdrawing. Upon such withdrawal, such Participant's Purchase Right in that Offering will immediately terminate and the Company will distribute to such Participant all of his or her accumulated but unused Contributions. A Participant's withdrawal from that Offering will have no effect upon his or her eligibility to participate in any other Offerings under the Plan, but the Participant will be required to deliver a new enrollment form to participate in future Offerings.

(c) Unless otherwise required by applicable law, Purchase Rights granted pursuant to any Offering under the Plan will terminate immediately if the Participant either (i) is no longer an Employee for any reason or for no reason or (ii) is otherwise no longer eligible to participate. The Company will distribute to such individual all of his or her accumulated but unused Contributions.

(d) During a Participant's lifetime, Purchase Rights will be exercisable only by such Participant. Purchase Rights are not transferable by a Participant, except by will, by the laws of descent and distribution, or, if permitted by the Company, by a beneficiary designation as described in Section 10.

(e) The Company has no obligation to pay interest on Contributions, unless otherwise required by applicable law.

8. **Exercise of Purchase Rights.**

(a) On each Purchase Date, each Participant's accumulated Contributions will be applied to the purchase of shares of Common Stock, up to the maximum number of shares of Common Stock permitted by the Plan and the applicable Offering, at the purchase price specified in the Offering. No fractional shares will be issued unless specifically provided for in the Offering.

(b) If any amount of accumulated Contributions remains in a Participant's account after the purchase of shares of Common Stock on the final Purchase Date of an Offering and such remaining amount is less than the amount required to purchase one share of Common Stock, then such remaining amount will be held in such Participant's account for the purchase of shares of Common Stock under the next Offering under the Plan, unless such Participant withdraws from or is not eligible to participate in such Offering, in which case such amount will be distributed to such Participant after the final Purchase Date, without interest (unless otherwise required by applicable law). If the amount of Contributions remaining in a Participant's account after the purchase of shares of Common Stock on the final Purchase Date of an Offering is at least equal to the amount required to purchase one whole share of Common Stock, then such remaining amount will not roll over to the next Offering and will instead be distributed in full to such Participant after the final Purchase Date, without interest (unless otherwise required by applicable law).

(c) No Purchase Rights may be exercised to any extent unless the shares of Common Stock to be issued upon such exercise under the Plan are covered by an effective registration statement pursuant to the Securities Act and the Plan is in material compliance with all applicable laws. If on a Purchase Date the shares of Common Stock are not so registered or the Plan is not in such compliance, no Purchase Rights will be exercised on such Purchase Date, and the Purchase Date will be delayed until the shares of Common Stock are subject to such an effective registration statement and the Plan is in material compliance, except that the Purchase Date will in no event be more than 27 months from the Offering Date. If, on the Purchase Date, as delayed to the maximum extent permissible, the shares of Common Stock are not registered and the Plan is not in material compliance with all applicable laws, no Purchase Rights will be exercised and all accumulated but unused Contributions will be distributed to the Participants without interest (unless otherwise required under applicable local law).

9. **Covenants of the Company.**

The Company will seek to obtain from each federal, state, foreign or other regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Purchase Rights and issue and sell shares of Common Stock thereunder unless doing so would be an unreasonable cost to the Company compared to the potential benefit to Eligible Employees which the Company shall determine at its discretion. If, after commercially reasonable efforts, the Company is unable to obtain the authority that counsel for the Company deems necessary for the grant of Purchase Rights or the lawful issuance and sale of Common Stock under the Plan, and at a commercially reasonable cost, the Company will be relieved from any liability for failure to grant Purchase Rights and/or to issue and sell Common Stock upon exercise of such Purchase Rights.

10. **Designation of Beneficiary.**

(a) The Company may, but is not obligated to, permit a Participant to submit a form designating a beneficiary who will receive any shares of Common Stock and/or Contributions from the Participant's account under the Plan if the Participant dies

before such shares and/or Contributions are delivered to the Participant. The Company may, but is not obligated to, permit the Participant to change such designation of beneficiary. Any such designation and/or change must be on a form approved by the Company.

(b) If a Participant dies, and in the absence of a valid beneficiary designation, the Company will deliver any shares of Common Stock and/or Contributions to the executor or administrator of the estate of the Participant. If no executor or administrator has been appointed (to the knowledge of the Company), the Company, in its sole discretion, may deliver such shares of Common Stock and/or Contributions to the Participant's spouse, dependents or relatives, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

11. **Adjustments upon Changes in Common Stock; Corporate Transactions.**

(a) On a Capitalization Adjustment, the Board will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section 3(a); (ii) the class(es) and number of securities subject to, and the purchase price applicable to outstanding Offerings and Purchase Rights; and (iii) the class(es) and number of securities that are the subject of the purchase limits under each ongoing Offering. The Board will make these adjustments, and its determination will be final, binding and conclusive.

(b) On a Corporate Transaction, then: (i) any surviving corporation or acquiring corporation (or the surviving or acquiring corporation's parent company) may assume or continue outstanding Purchase Rights or may substitute similar rights (including a right to acquire the same consideration paid to the stockholders in the Corporate Transaction) for outstanding Purchase Rights; or (ii) if any surviving or acquiring corporation (or its parent company) does not assume or continue such Purchase Rights or does not substitute similar rights for such Purchase Rights, then the Participants' accumulated Contributions will be used to purchase shares of Common Stock within ten business days prior to the Corporate Transaction under the outstanding Purchase Rights, and the Purchase Rights will terminate immediately after such purchase.

12. **Amendment, Termination or Suspension of the Plan.**

(a) The Board may amend the Plan at any time in any respect the Board deems necessary or advisable. However, except as provided in Section 11(a) relating to Capitalization Adjustments, stockholder approval will be required for any amendment of the Plan for which stockholder approval is required by applicable law or listing requirements, including any amendment that either (i) materially increases the number of shares of Common Stock available for issuance under the Plan, (ii) materially expands the class of individuals eligible to become Participants and receive Purchase Rights, (iii) materially increases the benefits accruing to Participants under the Plan or materially reduces the price at which shares of Common Stock may be purchased under the Plan, (iv) materially extends the term of the Plan, or (v) expands the types of awards available for issuance under the Plan, but in each of (i) through (v) above only to the extent stockholder approval is required by applicable law or listing requirements.

(b) The Board may suspend or terminate the Plan at any time. No Purchase Rights may be granted under the Plan while the Plan is suspended or after it is terminated.

(c) Any benefits, privileges, entitlements and obligations under any outstanding Purchase Rights granted before an amendment, suspension or termination of the Plan will not be materially impaired by any such amendment, suspension or termination except (i) with the consent of the person to whom such Purchase Rights were granted, (ii) as necessary to comply with any laws, listing requirements, or governmental regulations (including, without limitation, the provisions of Section 423 of the Code and the regulations and other interpretive guidance issued thereunder relating to Employee Stock Purchase Plans) including without limitation any such regulations or other guidance that may be issued or amended after the Effective Date, or (iii) as necessary to obtain or maintain favorable tax, listing, or regulatory treatment. To be clear, the Board may amend outstanding Purchase Rights without a Participant's consent if such amendment is necessary to ensure that the Purchase Right and/or the Plan comply with the requirements of Section 423 of the Code.

13. **Code Section 409A; Tax Qualification.**

(a) Purchase Rights granted under the 423 Component are intended to be exempt from the application of Section 409A of the Code under Treasury Regulation Section 1.409A-1(b)(5)(ii). Purchase Rights granted under the Non-423 Component to U.S. taxpayers are intended to be exempt from the application of Section 409A of the Code under the short-term deferral exception and any ambiguities will be construed and interpreted in accordance with such intent. Subject to Section 13(b) hereof, Purchase Rights granted to U.S. taxpayers under the Non-423 Component will be subject to such terms and conditions that will permit such Purchase Rights to satisfy the requirements of the short-term deferral exception available under Section 409A of the Code, including the requirement that the shares subject to a Purchase Right be delivered within the short-term deferral period. Subject to Section 13

(b) hereof, in the case of a Participant who would otherwise be subject to Section 409A of the Code, to the extent the Board determines that a Purchase Right or the exercise, payment, settlement or deferral thereof is subject to Section 409A of the Code, the Purchase Right will be granted, exercised, paid, settled or deferred in a manner that will comply with Section 409A of the Code, including U.S. Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the adoption of the Plan. Notwithstanding the foregoing, the Company will have no liability to a Participant or any other party if the Purchase Right that is intended to be exempt from or compliant with Section 409A of the Code is not so exempt or compliant or for any action taken by the Board with respect thereto.

(b) Although the Company may endeavor to (i) qualify a Purchase Right for favorable tax treatment under the laws of the United States or jurisdictions outside of the United States or (ii) avoid adverse tax treatment (e.g., under Section 409A of the Code), the Company makes no representation to that effect and expressly disavows any covenant to maintain favorable or avoid unfavorable tax treatment, notwithstanding anything to the contrary in this Plan, including Section 13(a) hereof. The Company will be unconstrained in its corporate activities without regard to the potential negative tax impact on Participants under the Plan.

14. **Effective Date of Plan.**

The Plan will become effective on the Effective Date. No Purchase Rights will be exercised unless and until the Plan has been approved by the stockholders of the Company, which approval must be within 12 months before or after the date the Plan is adopted (or if required under Section 12(a) above, materially amended) by the Board.

15. **Miscellaneous Provisions.**

(a) Proceeds from the sale of shares of Common Stock pursuant to Purchase Rights will constitute general funds of the Company.

(b) A Participant will not be deemed to be the holder of, or to have any of the rights of a holder with respect to, shares of Common Stock subject to Purchase Rights unless and until the Participant's shares of Common Stock acquired upon exercise of Purchase Rights are recorded in the books of the Company (or its transfer agent).

(c) The Plan and Offering do not constitute an employment contract. Nothing in the Plan or in the Offering will in any way alter the at will nature of a Participant's employment, if applicable, or be deemed to create in any way whatsoever any obligation on the part of any Participant to continue in the employ of the Company or a Related Corporation or an Affiliate, or on the part of the Company or a Related Corporation or an Affiliate to continue the employment of a Participant.

(d) The provisions of the Plan will be governed by the laws of the State of California without resort to that state's conflicts of laws rules.

(e) If any particular provision of the Plan is found to be invalid or otherwise unenforceable, such provision will not affect the other provisions of the Plan, but the Plan will be construed in all respects as if such invalid provision were omitted.

16. **Definitions.**

As used in the Plan, the following definitions will apply to the capitalized terms indicated below:

(a) "***423 Component***" means the part of the Plan, which excludes the Non-423 Component, pursuant to which Purchase Rights that satisfy the requirements for Employee Stock Purchase Plans may be granted to Eligible Employees.

(b) "***Affiliate***" means any branch or representative office of a Related Corporation, as determined by the Board, whether now or hereafter existing.

(c) "***Board***" means the Board of Directors of the Company.

(d) "***Capitalization Adjustment***" means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Purchase Right after the Effective Date without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other similar equity restructuring transaction, as that term is used in Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.

(e) "***Code***" means the U.S. Internal Revenue Code of 1986, as amended.

(f) "***Committee***" means a committee of one or more members of the Board to whom authority has been delegated by the Board.

(g) "***Common Stock***" means the common stock of the Company.

(h) "***Company***" means NVIDIA Corporation, a Delaware corporation.

(i) "***Contributions***" means the payroll deductions and other additional payments specifically provided for in the Offering that a Participant contributes to fund the exercise of a Purchase Right. A Participant may make additional payments into his or her account if specifically provided for in the Offering, and then only if the Participant has not already had the maximum permitted amount withheld during the Offering through payroll deductions.

(j) "***Corporate Transaction***" means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) the consummation of a sale or other disposition of all or substantially all, as determined by the Board in its sole discretion, of the consolidated assets of the Company and its Subsidiaries;

(ii) the consummation of a sale or other disposition of at least 50% of the outstanding securities of the Company;

(iii) the consummation of a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

(iv) the consummation of a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

To the extent required for compliance with Section 409A of the Code, in no event will an event be deemed a Corporate Transaction if such transaction is not also a "change in the ownership or effective control of" the Company or "a change in the ownership of a substantial portion of the asset of" the Company as determined under Treasury Regulation Section 1.409A-3(i)(5) (without regard to any alternative definition thereunder).

(k) "***Designated Non-423 Corporation***" means any Related Corporation or Affiliate selected by the Board as eligible to participate in the Non-423 Component.

(l) "***Designated Company***" means a Designated Non-423 Corporation or Designated 423 Corporation.

(m) "***Designated 423 Corporation***" means any Related Corporation selected by the Board as eligible to participate in the 423 Component.

(n) "***Director***" means a member of the Board.

(o) "***Effective Date***" means the effective date of this Plan document, which is the date of the 2012 Annual Meeting of Shareholders of the Company provided this Plan is approved by the Company's stockholders at such meeting.

(p) "***Eligible Employee***" means an Employee who meets the requirements set forth in the document(s) governing the Offering for eligibility to participate in the Offering, provided that such Employee also meets the requirements for eligibility to participate set forth in the Plan.

(q) "***Employee***" means any person, including an Officer or Director, who is treated as an employee in the records of the Company or a Related Corporation (including an Affiliate). However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an "Employee" for purposes of the Plan.

(r) "***Employee Stock Purchase Plan***" means a plan that grants Purchase Rights intended to be options issued under an "employee stock purchase plan," as that term is defined in Section 423(b) of the Code.

(s) "***Exchange Act***" means the U.S. Securities Exchange Act of 1934, as amended.

(t) "***Fair Market Value***" means, as of any date, the value of the Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value of a share of Common Stock will be the **closing sales price** for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) **on the date of determination**, as reported in such source as the Board deems reliable. Unless otherwise provided by the Board, if there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing sales price on the last preceding date for which such quotation exists.

(ii) In the absence of such markets for the Common Stock, the Fair Market Value will be determined by the Board in good faith in compliance with applicable laws.

(u) "***Non-423 Component***" means the part of the Plan, which excludes the 423 Component, pursuant to which Purchase Rights that are not intended to satisfy the requirements for Employee Stock Purchase Plans may be granted to Eligible Employees.

(v) "***Offering***" means the grant to Eligible Employees of Purchase Rights, with the exercise of those Purchase Rights automatically occurring at the end of one or more Purchase Periods. The terms and conditions of an Offering will generally be set forth in the "***Offering Document***" approved by the Board for that Offering.

(w) "***Offering Date***" means a date selected by the Board for an Offering to commence.

(x) "***Officer***" means a person who is an officer of the Company or a Related Corporation within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(y) "***Participant***" means an Eligible Employee who holds an outstanding Purchase Right.

(z) "***Plan***" means this NVIDIA Corporation 2012 Employee Stock Purchase Plan, including both the 423 and Non-423 Components, as amended from time to time.

(aa) "***Purchase Date***" means one or more dates during an Offering selected by the Board on which Purchase Rights will be exercised and on which purchases of shares of Common Stock will be carried out in accordance with such Offering.

(ab) "***Purchase Period***" means a period of time specified within an Offering, generally beginning on the Offering Date or on the first Trading Day following a Purchase Date, and ending on a Purchase Date. An Offering may consist of one or more Purchase Periods.

(ac) "***Purchase Right***" means an option to purchase shares of Common Stock granted pursuant to the Plan.

(ad) "***Related Corporation***" means any "parent corporation" or "subsidiary corporation" of the Company whether now or subsequently established, as those terms are defined in Sections 424(e) and 424(f), respectively, of the Code.

(ae) "***Securities Act***" means the U.S. Securities Act of 1933, as amended.

(af) "***Trading Day***" means any day on which the exchange(s) or market(s) on which shares of Common Stock are listed, including but not limited to the NYSE, Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market or any successors thereto, is open for trading.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended January 29, 2012

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 0-23985



NVIDIA

NVIDIA CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	94-3177549
(State or other jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

2701 San Tomas Expressway
Santa Clara, California 95050
(408) 486-2000
(Address, including zip code, and telephone number, including area code, of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.001 par value per share	The NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant as of July 31, 2011 was approximately $7.98 billion (based on the closing sales price of the registrant's common stock as reported by the NASDAQ Global Select Market, on July 29, 2011). This calculation excludes approximately 26,462,277 shares held by directors and executive officers of the registrant. This calculation does not exclude shares held by such organizations whose ownership exceeds 5% of the registrant's outstanding common stock that have represented to the registrant that they are registered investment advisers or investment companies registered under section 8 of the Investment Company Act of 1940.

The number of shares of common stock outstanding as of March 9, 2012 was 616,028,107

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for its 2012 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission by April 5, 2012 are incorporated by reference.

NVIDIA CORPORATION

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are subject to the "safe harbor" created by those sections. Forward-looking statements are based on our management's beliefs and assumptions and on information currently available to our management. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "goal," "would," "expect," "plan," "anticipate," "believe," "estimate," "project," "predict," "potential" and similar expressions intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance, time frames or achievements to be materially different from any future results, performance, time frames or achievements expressed or implied by the forward-looking statements. We discuss many of these risks, uncertainties and other factors in this Annual Report on Form 10-K in greater detail under the heading "Risk Factors." Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this filing. You should read this Annual Report on Form 10-K completely and with the understanding that our actual future results may be materially different from what we expect. We hereby qualify our forward-looking statements by these cautionary statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

All references to "NVIDIA," "we," "us," "our" or the "Company" mean NVIDIA Corporation and its subsidiaries, except where it is made clear that the term means only the parent company.

Our Company

NVIDIA is known to millions around the world for creating the graphics chips used in personal computers, or PCs, that bring games and home movies to life. With the invention of the graphics processing unit, or GPU, we introduced the world to the power of computer graphics. Today, we reach well beyond PC graphics. Our energy-efficient processors power a broad range of products, from smart phones to supercomputers. Our mobile processors are used in cell phones, tablets and auto infotainment systems. PC gamers rely on our GPUs to enjoy visually immersive worlds. Designers use GPUs to create visual effects in movies and create everything from golf clubs to jumbo jets. Researchers utilize GPUs to push the frontiers of science with high-performance computing. NVIDIA has nearly 5,000 patents granted and pending worldwide.

NVIDIA solutions are based on two important technologies: the GPU and the mobile processor. Both are highly complex chips, designed by NVIDIA engineers, and manufactured for us by a third party chip foundry. GPUs are the engines of visual computing, the science and art of using computers to understand, create and enhance images. One of the most complex processors ever created, the most advanced GPUs contain billions of transistors. We have three GPU product brands: GeForce, which creates realistic visual experiences for gamers; Quadro, the standard in visual computing for designers and digital artists; and Tesla, which accelerates applications for scientists and researchers.

Mobile processors incorporate central processing unit, or CPU, and GPU technologies to deliver an entire computer system on a single chip, or system-on-chip. Modern mobile processors possess significant computing capabilities yet consume one hundred times less energy than a typical PC. Tegra is our mobile processor and is built for applications ranging from smartphones, tablets and notebook PCs to televisions and cars. We believe energy-efficient mobile computing will transform how computers are used in our lives. Tegra is a major new growth business for us.

We were incorporated in California in April 1993 and reincorporated in Delaware in April 1998. Our headquarter facilities are in Santa Clara, California.

Reporting Segments

We have three primary financial reporting segments - GPU Business; Professional Solutions Business, or PSB; and Consumer Products Business, or CPB.

Reporting Segments	Primary Revenue Sources
GPU	· GeForce discrete graphics and chipset products and notebook PCs · Licensing fees from Intel Corporation · Memory products
PSB	· Quadro professional workstation products · Tesla high-performance computing products
CPB	· Tegra mobile products · Icera baseband processors and RF transceivers for mobile connectivity · Royalty license fees and other revenue related to video game consoles · GPU and Tegra products in embedded products and automobiles

GPU Business

Our GPU business revenue includes primarily sales of our GeForce discrete and chipset products that support desktop and notebook PCs plus license fees from Intel and sales of memory products. GeForce GPUs enhance the gaming experience on consumer notebook and desktop PCs by improving the quality of game graphics and the physical realism of the game environment. They also accelerate video editing and high definition, or HD, content creation by consumers and improve the viewing experience. GeForce GPUs power PCs made by or distributed by most PC original equipment manufacturers, or OEMs, in the world.

We ceased development of future chipset products based on the technology of the media and communications processor, or MCP, in the first quarter of fiscal 2011 and expect MCP chipset revenue in fiscal 2013 to be immaterial. Our MCP chipsets primarily comprised of our ION motherboard GPUs, a product reaching the end of its life cycle.

Professional Solutions Business

Our PSB consists of our Quadro professional workstation products and our Tesla high-performance computing products. Our Quadro products are designed to deliver the highest possible level of graphics performance and application compatibility for professionals. Tesla applies the significant processing power of our GPUs to general-purpose computing problems, greatly increasing performance and power efficiency over CPU-only solutions.

Quadro products improve performance and add functionality, such as photorealistic rendering, to computer-aided design workstations, and are used in professional video editing applications and for generating special effects in movies. They are recognized by many as the standard for professional graphics solutions needed to solve many of the world's most complex visual computing challenges in the manufacturing, entertainment, medical, science and aerospace industries. Quadro products are fully certified by several software developers for professional workstation applications.

Our growth strategy for Quadro is twofold: increase our focus on emerging economies; and continue to make Quadro more valuable through innovations such as our Maximus technology, which allows professionals to process compute-intensive tasks and visually intensive graphics simultaneously.

We believe industrial design is increasing in emerging economies, as manufacturers in, for example, Brazil, Russia, India and China, attempt to move up the value chain from contract manufacture to full product design. Movie-making in these regions is becoming more sophisticated and is expected to make more use of Quadro, just as Hollywood does today. All five nominated films for the special effects Oscar in 2011 used Quadro, while Bollywood's first action blockbuster, RaOne, also depended on Quadro for computer-generated special effects.

In fiscal year 2012, we launched Project Maximus, which uses the compute power of Tesla with the visualization power of Quadro to merge the design and simulation stages into one workstation. Traditionally, the design and simulation stages of new product development have been separate, requiring the designer to hand over to a simulation expert and wait for the results before revising their design. Combining the processes greatly reduces the time for each iteration. "Simulation", in this context, can mean verifying a plastic component is capable of manufacture by modeling the injection of molten plastic into a mold, determining a product is strong enough through a stress simulation, or generating a photorealistic image of a consumer product by simulating the path of light through and across it.

Tesla has had particular success in supercomputing centers and in oil exploration; other applications include accelerating drug discovery, weather simulations and derivative price modeling. Our growth strategy for Tesla is to focus on these and some other key markets, and to continue building an ecosystem of applications, development tools and developers who can develop for a massively parallel architecture like Tesla.

Consumer Products Business

Our CPB includes our Tegra system-on-chip products for smartphones, tablets, automotive infotainment systems, and other similar devices, and Icera baseband processors. The significant majority of Tegra revenues are generated by sales in smart phones and tablets. CPB also includes license, royalty, other revenue and associated costs related to video game consoles and other digital consumer electronics devices.

Our mobile strategy is to create a system-on-chip that enables the entertainment and web experiences that end users enjoy on a PC and other mobile devices. NVIDIA Tegra mobile products implement design techniques, both inside the chips and at the system level, which result in high performance and long battery life. These technologies enhance visual display capabilities, improve connectivity and minimize chip and system-level power consumption. We aim to innovate faster than the competition, introducing new features and capabilities to differentiate the user experience.

In support of this strategy, during fiscal year 2012, we launched Tegra 3, the world's first quad-core mobile computing chip, bringing PC levels of performance within the power envelope of a cellular phone chip. Tegra 3 includes several unique innovations, including its variable symmetric multiprocessing architecture with companion core which enables extremely low-power operation during the majority of use cases, and PRISM, which increases battery life during video playback by 40%. Another notable innovation is DirectTouch, which significantly improves the responsiveness of touch-screen user interfaces on devices and simultaneously reduces costs for the device manufacturer. Our software expertise makes both of these inventions completely transparent to the operating system; that is, neither the operating system nor the application developer has to know about them for users to benefit from them.

During the second quarter of fiscal year 2012, we completed the acquisition of Icera, an innovator of baseband processors for 3G and 4G cellular phones and tablets. Icera's technology uses a custom-built, low-power processor and a software-based baseband which assist manufacturers to develop multiple products from a common platform, reduce development costs and accelerate time to market. Icera's high-speed wireless modem products have been approved by more than 50 carriers across the globe. In addition to leveraging on the existing Icera business, the objective of the acquisition is to accelerate and enhance the combination of our application processor with Icera's baseband processor for use in mobile devices such as smartphone and tablets. Please refer to Note 7 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for additional information regarding this business combination.

Our Strategy

Maintain Technology and Product Leadership in Visual Computing. We believe that ongoing investment in research and development in 3D graphics and image processing is critical to the development and enhancement of innovative products and technologies. We are focused on using our advanced engineering capabilities to accelerate the quality and performance of 3D graphics, image processing and computational graphics to raise and change the user experience for both consumer entertainment and professional visualization applications. Our research and development strategy is to focus on concurrently developing multiple generations of GPUs, including GPUs for high-performance computing, and mobile and consumer products using independent design teams. As we have in the past, we intend to use this strategy to achieve new levels of graphics, networking and communications features and performance and ultra-low power designs, enabling our customers to achieve superior performance in their products. One of our primary competitive advantages is the quality of our software, measured by performance, reliability, features and compatibility with other applications.

Advance Mobile Computing with Best-in-Class Ultra-Low Power System-On-Chip Processors. We believe that our expertise in graphics and low-power system architecture positions us to help drive continued market penetration through our applications processor roadmap. By deploying the new NVIDIA Icera baseband processor, we believe we can address a larger segment of the phone market. And further, by integrating the applications processor and baseband processor together in a single product, we believe we will be able to address an even larger segment next year.

Revolutionize High Performance Computing with Tesla and CUDA. Tesla is a family of GPU computing products that delivers processing capabilities for high-performance computing applications. NVIDIA CUDA is a general purpose parallel computing architecture that leverages the parallel compute engine in NVIDIA GPUs to solve many complex computational problems in a fraction of the time required by a CPU. We are working with developers around the world who have adopted and written application programs for the CUDA architecture using various high-level programming languages, which can then be run at significant execution speeds on our GPUs. Developers are able to accelerate algorithms in areas ranging from molecular dynamics to image processing, medical image reconstruction and derivatives modeling for financial risk analysis. We are also working with universities around the world that teach parallel programming with CUDA as well as with many PC , or OEMs that offer high performance computing solutions with Tesla for use by their customers around the world. We also sell directly to supercomputing centers such as Oak Ridge National Laboratory in the U.S. and the National Supercomputing Center in Tianjin, China. Researchers use CUDA to accelerate their time-to-discovery, and many popular off-the-shelf software packages are now CUDA-accelerated.

Use Our Intellectual Property and Resources to Enter into License and Development Contracts. We believe our technology leadership in graphics and mobile computing offers the opportunity to license our technology to customers that desire to build such capabilities directly into their own products. Accordingly, from time to time, we expect to enter into license and development arrangements, some of which may involve significant customization of our intellectual property components, to further enhance the reach of our graphics and mobile technology.

Sales and Marketing

Our worldwide sales and marketing strategy is key to our objective to become the leading supplier of , high-performance and efficient GPUs and mobile system-on-chip products. Our sales and marketing teams work closely with each industry's respective OEMs, original design manufacturers, or ODMs, system builders, motherboard manufacturers, add-in board manufacturers, or AIBs and industry trendsetters, collectively referred to as our Channel, to define product features, performance, price and timing of new products. Members of our sales team have a high level of technical expertise and product and industry knowledge to support the competitive and complex design win process. We also employ a highly skilled team of application engineers to assist our Channel in designing, testing and qualifying system designs that incorporate our products. We believe that the depth and quality of our design support are keys to improving our Channel's time-to-market, maintaining a high level of customer satisfaction within our Channel and fostering relationships that encourage customers to use the next generation of our products.

In the segments we serve that purchase our GPUs, the sales process involves achieving key design wins with leading OEMs and major system builders and supporting the product design into high volume production with key ODMs, motherboard manufacturers and AIBs. These design wins in turn influence the retail and system builder channel that is serviced by AIB and motherboard manufacturers. Our distribution strategy is to work with a number of leading independent contract equipment manufacturers, or CEMs, ODMs, motherboard manufacturers, AIBs and distributors, each of which have relationships with a broad range of major OEMs and/or strong brand name recognition in the retail channel. Currently, we sell a significant portion of our processors directly to distributors, CEMs, ODMs, motherboard manufacturers and add-in board manufacturers, which then sell boards and systems with our products to leading OEMs, retail outlets and a large number of system builders. In the CPB segment that we serve, the sales process primarily involves achieving key design wins directly with the leading mobile OEMs and supporting the product design into high-volume production.

As a result of our Channel strategy, a small number of our customers represent the majority of our revenue. However, their end customers consist of a large number of OEMs and system builders throughout the world. Sales to our largest customer accounted for 11% of our total revenue for fiscal year 2012.

To encourage software title developers and publishers to develop games optimized for platforms utilizing our products, we seek to establish and maintain strong relationships in the software development community. Engineering and marketing personnel interact with and visit key software developers to promote and discuss our products, as well as to ascertain product requirements and solve technical problems. Our developer program makes certain that our products are available to developers prior to volume availability in order to encourage the development of software titles that are optimized for our products.

Backlog

Our sales are primarily made pursuant to standard purchase orders. The quantity of products purchased by our customers as well as our shipment schedules are subject to revisions that reflect changes in both the customers' requirements and in manufacturing availability. The semiconductor industry is characterized by short lead time orders and quick delivery schedules. In light of industry practice and experience, we believe that only a small portion of our backlog is non-cancelable and that the dollar amount associated with the non-cancelable portion is not significant.

Seasonality

Our industry is largely focused on the consumer products market. Historically, we have seen stronger revenue in the second half of our fiscal year than in the first half of our fiscal year, primarily due to back-to-school and holiday demand. However, there can be no assurance of this trend.

Manufacturing

We do not directly manufacture semiconductor wafers used for our products. Instead, we utilize what is known as a fabless manufacturing strategy for all of our product-line operating segments whereby we employ world-class suppliers for all phases of the manufacturing process, including wafer fabrication, assembly, testing and packaging. This strategy uses the expertise of industry-leading suppliers that are certified by the International Organization for Standardization in such areas as fabrication, assembly, quality control and assurance, reliability and testing. In addition, this strategy allows us to avoid many of the significant costs and risks associated with owning and operating manufacturing operations. Our suppliers are also responsible for procurement of most of the raw materials used in the production of our products. As a result, we can focus our resources on product design, additional quality assurance, marketing and customer support.

We utilize industry-leading suppliers, such as Taiwan Semiconductor Manufacturing Company Limited, to produce our semiconductor wafers. We then utilize independent subcontractors, such as Advanced Semiconductor Engineering, Inc., Amkor Technology, JSI Logistics Ltd., King Yuan Electronics Co., Ltd., Siliconware Precision Industries Company Ltd. and STATS ChipPAC Incorporated to perform assembly, testing and packaging of most of our products. We purchase substrates from Nanya Technology Corporation, IbidenCo., Ltd. and Unimicron Technology Corporation.

We typically receive semiconductor products from our subcontractors, perform incoming quality assurance and then ship the semiconductors to CEMs, distributors, motherboard and AIB customers from our third-party warehouse in Hong Kong. Generally, these manufacturers assemble and test the boards based on our design kit and test specifications, and then ship the products to retailers, system builders or OEMs as motherboard and add-in board solutions.

Inventory and Working Capital

Our management focuses considerable attention on managing our inventories and other working-capital-related items. We manage inventories by communicating with our customers and then using our industry experience to forecast demand on a product-by-product basis. We then place manufacturing orders for our products that are based on forecasted demand. The quantity of products actually purchased by our customers as well as shipment schedules are subject to revisions that reflect changes in both the customers' requirements and in manufacturing availability. We generally maintain substantial inventories of our products because the semiconductor industry is characterized by short lead time orders and quick delivery schedules.

Our existing cash and marketable securities balances increased by 25.7% at the end of fiscal year 2012 compared with the end of fiscal year 2011. We believe that these balances and our anticipated cash flows from operations will be sufficient to meet our operating, acquisition and capital requirements for at least the next twelve months.

Research and Development

We believe that the continued introduction of new and enhanced products designed to deliver leading 3D graphics, HD video, audio, ultra-low power consumption and system-on-chip architectures is essential to our future success. Our research and development strategy is to focus on concurrently developing multiple generations of GPUs, including GPUs for high-performance computing, and mobile and consumer products using independent design teams. Our research and development efforts are performed within specialized groups consisting of software engineering, hardware engineering, very large scale integration design

engineering, process engineering, architecture and algorithms. These groups act as a pipeline designed to allow the efficient simultaneous development of multiple generations of products.

A critical component of our product development effort is our partnerships with leaders in the computer-aided design industry. We invest significant resources in the development of relationships with industry leaders, often assisting these companies in the product definition of their new products. We believe that forming these relationships and utilizing next-generation development tools to design, simulate and verify our products will help us remain at the forefront of the 3D graphics market and develop products that utilize leading-edge technology on a rapid basis. We believe this approach assists us in meeting the new design schedules of PC OEMs and other manufacturers.

As of January 29, 2012, we had 5,042 full-time employees engaged in research and development. During fiscal years 2012, 2011 and 2010, we incurred research and development expense of $1,002.6 million, $848.8 million and $908.9 million, respectively.

Competition

The market for our products is intensely competitive and is characterized by rapid technological change, evolving industry standards and declining average selling prices. We believe that the principal competitive factors in this market are performance, breadth of product offerings, access to customers and distribution channels, software support, conformity to industry standard Application Programming Interfaces, manufacturing capabilities, processor pricing and total system costs. We believe that our ability to remain competitive will depend on how well we are able to anticipate the features and functions that customers will demand and whether we are able to deliver consistent volumes of our products at acceptable levels of quality and at competitive prices. We expect competition to increase from both existing competitors and new market entrants with products that may be less costly than ours, or may provide better performance or additional features not provided by our products. In addition, it is possible that new competitors or alliances among competitors could emerge and acquire significant market share.

A significant source of competition comes from companies that provide or intend to provide GPUs and mobile and consumer products. Some of our competitors may have greater marketing, financial, distribution and manufacturing resources than we do and may be more able to adapt to customer or technological changes.

Our current competitors include:

- suppliers of GPUs, including chipsets that incorporate 3D graphics functionality as part of their existing solutions, such as Advanced Micro Devices, or AMD, Intel, Matrox Electronics Systems Ltd. and VIA Technologies, Inc.;

- suppliers of system-on-chip products that support tablets, smartphones, portable media players, internet television, automotive navigation and other similar devices, such as AMD, ARM Holdings plc, Broadcom Corporation, Freescale Semiconductor Inc., Fujitsu Limited, Imagination Technologies Ltd., Intel, Marvell Technology Group Ltd., NEC Corporation, Qualcomm Incorporated, Renesas Technology Corp., Samsung Electronics Co. Ltd., Seiko Epson Corporation, ST-Ericsson, Texas Instruments Incorporated and Toshiba America Electronic Components, Inc.;

- licensors of graphics technologies, such as ARM Holdings plc and Imagination Technologies Group plc.; and

- suppliers of cellular basebands such as Broadcom Corporation, Freescale Semiconductor Inc., HiSilicon Technologies Co., Ltd., Intel, Marvell Technology Group Ltd., Mediatek, Qualcomm Incorporated, Renesas Technology Corp., Samsung Electronics Co. Ltd., Spreadtrum Communications Co., Ltd, ST-Ericsson, and Texas Instruments Incorporated.

If and to the extent we offer products in new markets, we may face competition from existing competitors as well as from companies with which we currently do not compete. We expect substantial competition from both Intel's and AMD's strategy of selling platform solutions, including integrating a CPU and a GPU on the same chip or same package, as evidenced by AMD's announcement of its Fusion processors and Intel's announcement of its family of CPUs codenamed Sandy Bridge. As AMD and Intel continue to pursue platform solutions and integrated CPUs, we may not be able to successfully compete and our business could be negatively impacted.

Patents and Proprietary Rights

We rely primarily on a combination of patents, trademarks, trade secrets, employee and third-party nondisclosure agreements and licensing arrangements to protect our intellectual property in the United States and internationally. Our currently issued patents have expiration dates from March 2012 to January 2031. We have numerous patents issued, allowed and pending in the United States and in foreign jurisdictions. Our patents and pending patent applications primarily relate to our products and the technology used in connection with our products. We also rely on international treaties, organizations and foreign laws to protect our intellectual property. The laws of certain foreign countries in which our products are or may be manufactured or sold, including various countries in Asia, may not protect our products or intellectual property rights to the same extent as the laws of the United States. This makes the possibility of piracy of our technology and products more likely. We continuously assess whether and where to seek formal protection for particular innovations and technologies based on such factors as:

- the location in which our products are manufactured;
- our strategic technology or product directions in different countries;
- the degree to which intellectual property laws exist and are meaningfully enforced in different jurisdictions; and
- the commercial significance of our operations and our competitors' operations in particular countries and regions.

Our pending patent applications and any future applications may not be approved. In addition, any issued patents may not provide us with competitive advantages or may be challenged by third parties. The enforcement of patents by others may harm our ability to conduct our business. Others may independently develop substantially equivalent intellectual property or otherwise gain access to our trade secrets or intellectual property. Our failure to effectively protect our intellectual property could harm our business. We have licensed technology from third parties for incorporation in some of our products and for defensive reasons, and expect to continue to enter into such license agreements. These licenses may result in royalty payments to third parties, the cross licensing of technology by us or payment of other consideration. If these arrangements are not concluded on commercially reasonable terms, our business could suffer.

Employees

As of January 29, 2012, we had 7,133 employees, 5,042 of whom were engaged in research and development and 2,091 of whom were engaged in sales, marketing, operations and administrative positions. We believe we have good relationships with our employees.

Financial Information by Reporting Segment and Geographic Data

The information included in Note 18 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K, including financial information by business segment and revenue and long-lived assets by geographic region, is hereby incorporated by reference.

Executive Officers of the Registrant

The following sets forth certain information regarding our executive officers, their ages and their positions as of February 29, 2012:

Name	Age	Position
Jen-Hsun Huang	49	President, Chief Executive Officer and Director
Karen Burns	44	Vice President and Interim Chief Financial Officer
Ajay K. Puri	57	Executive Vice President, Worldwide Sales
David M. Shannon	56	Executive Vice President, General Counsel and Secretary
Debora Shoquist	57	Executive Vice President, Operations

Jen-Hsun Huang co-founded NVIDIA in April 1993 and has served as its President, Chief Executive Officer and a member of the Board of Directors since its inception. From 1985 to 1993, Mr. Huang was employed at LSI Logic Corporation, a computer chip manufacturer, where he held a variety of positions, most recently as Director of Coreware, the business unit responsible for LSI's "system-on-chip" strategy. From 1983 to 1985, Mr. Huang was a microprocessor designer for Advanced Micro Devices,

Inc., a semiconductor company. Mr. Huang holds a B.S.E.E. degree from Oregon State University and an M.S.E.E. degree from Stanford University.

Karen Burns joined NVIDIA in October 2000 and has served as Vice President and Interim Chief Financial Officer of NVIDIA since March 2011. From December 2010 to March 2011, Ms. Burns served as NVIDIA's Vice President, Corporate Controller and Tax and as Vice President - Tax from November 2007. From October 2000 to October 2007, Ms. Burns served as head of the tax department in various capacities, including Senior Director and Director. Previous to NVIDIA, Ms. Burns served nine years in various capacities in tax and audit with KPMG, a global public accounting firm, in their Atlanta, London, and Silicon Valley based practices. Ms. Burns holds both a B.A. and an M.A. in Accounting from Florida State University.

Ajay K. Puri joined NVIDIA in December 2005 as Senior Vice President, Worldwide Sales and became Executive Vice President, Worldwide Sales in January 2009. Prior to NVIDIA, he held positions in sales, marketing, and general management over a 22-year career at Sun Microsystems, Inc. Mr. Puri previously held marketing, management consulting, and product development positions at Hewlett-Packard Company, Booz Allen Hamilton Inc., and Texas Instruments Incorporated. Mr. Puri holds an M.B.A. degree from Harvard University, an M.S.E.E. degree from the California Institute of Technology and a B.S.E.E. degree from the University of Minnesota.

David M. Shannon joined NVIDIA in August 2002 as Vice President and General Counsel. Mr. Shannon became Secretary of NVIDIA in April 2005, a Senior Vice President in December 2005 and an Executive Vice President in January 2009. From 1993 to 2002, Mr. Shannon held various counsel positions at Intel, including the most recent position of Vice President and Assistant General Counsel. Mr. Shannon also practiced for eight years in the law firm of Gibson Dunn and Crutcher, focusing on complex commercial and high-technology related litigation. Mr. Shannon holds B.A. and J.D. degrees from Pepperdine University.

Debora Shoquist joined NVIDIA in September 2007 as Senior Vice President of Operations and became Executive Vice President of Operations in January 2009. From 2004 to 2007, Ms. Shoquist served as Senior Vice President of Operations at JDS Uniphase Corporation, a provider of communications test and measurement solutions and optical products for the telecommunications industry. From 2002 to 2004, she served as Senior Vice President and General Manager of the Electro-Optics business at Coherent, Inc., a manufacturer of commercial and scientific laser equipment. Her experience includes her role at Quantum Corporation as the President of the Personal Computer Hard Disk Drive Division. Her experience also includes senior roles at Hewlett-Packard Corporation. She holds a B.S degree in Electrical Engineering from Kansas State University and a B.S. degree in Biology from Santa Clara University.

Available Information

Our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934, as the amended are available free of charge on or through our web site, http://www.nvidia.com, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission, or the SEC. Our web site and the information on it or connected to it is not a part of this Form 10-K.

ITEM 1A. RISK FACTORS

In evaluating NVIDIA and our business, the following factors should be considered in addition to the other information in this Annual Report on Form 10-K. Before you buy our common stock, you should know that making such an investment involves some risks including, but not limited to, the risks described below. Additionally, any one of the following risks could seriously harm our business, financial condition and results of operations, which could cause our stock price to decline. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks Related to Our Business, Industry and Partners

If we are unable to compete in the markets for our products, our financial results will be adversely impacted.

The market for our products is extremely competitive, and we expect competition to intensify as current competitors expand their product offerings, industry standards continue to evolve and others realize the market potential of mobile and consumer products and services.

Our current competitors include:

- suppliers of GPUs, including chipsets that incorporate 3D graphics functionality as part of their existing solutions, such as Advanced Micro Devices, or AMD, Intel, Matrox Electronics Systems Ltd., and VIA Technologies, Inc.;

- suppliers of system-on-chip products that support tablets, smartphones, portable media players, internet television, automotive navigation and other similar devices, such as AMD, ARM Holdings plc, Broadcom Corporation, Freescale Semiconductor Inc., Fujitsu Limited, Imagination Technologies Ltd., Intel, Marvell Technology Group Ltd., NEC Corporation, Qualcomm Incorporated, Renesas Technology Corp., Samsung Electronics Co. Ltd., Seiko Epson Corporation, ST-Ericsson, Texas Instruments Incorporated and Toshiba America Electronic Components, Inc.;

- licensors of graphics technologies such as ARM Holdings plc and Imagination Technologies Group plc and

- suppliers of cellular basebands such as , Broadcom Corporation, Freescale Semiconductor Inc., HiSilicon Technologies Co., Ltd., Intel, Marvell Technology Group Ltd., Mediatek, Qualcomm Incorporated, Renesas Technology Corp., Samsung Electronics Co. Ltd., Spreadtrum Communications Co., Ltd, ST-Ericsson and Texas Instruments Incorporated.

We expect competition to increase from both existing competitors and new market entrants with products that may be less costly than ours, or may provide better performance or additional features not provided by our products. In addition, it is possible that new competitors or alliances among competitors could emerge and acquire significant market share. Furthermore, competitors with greater financial resources may be able to offer lower prices than us, or they may offer additional products, services or other incentives that we may not be able to match. In addition, many of our competitors operate and maintain their own fabrication facilities and have longer operating histories, greater name recognition, larger customer bases, and greater sales, marketing and distribution resources than we do.

Our ability to compete will depend on, among other factors, our ability to:

- continue to keep pace with technological developments;
- develop and introduce new products, services, technologies and enhancements on a timely basis;
- transition our semiconductor products to increasingly smaller line width geometries;
- obtain sufficient foundry capacity and packaging materials; and
- succeed in significant foreign markets, such as China and India.

If we are unable to compete in our current or new markets, demand for our products could decrease which could cause our revenue to decline and our financial results to suffer.

If and to the extent we offer products in new markets, we may face competition from existing competitors as well as from companies with which we currently do not compete. We expect substantial competition from Intel and AMD, both of whom has a strategy of selling platform solutions, including integrating a CPU and a GPU on the same chip or same package, as evidenced by AMD's announcement of its Fusion processors and Intel's announcement of its family of CPUs codenamed Sandy Bridge. As Intel and AMD continue to pursue platform solutions and integrated CPUs, our business could be negatively impacted.

We depend on foundries to manufacture our products and these third parties may not be able to satisfy our manufacturing requirements, which would harm our business.

We do not manufacture the silicon wafers used for our products and do not own or operate a wafer fabrication facility. Instead, we are dependent on industry-leading foundries, such as Taiwan Semiconductor Manufacturing Company Limited, or TSMC, to manufacture our semiconductor wafers using their fabrication equipment and techniques. A substantial portion of our wafers are supplied by TSMC. The foundries, which have limited capacity, also manufacture products for other semiconductor companies, including some of our competitors. Since we do not have long-term commitment contracts with any of these foundries, they do not have an obligation to provide us with any set pricing or minimum quantity of product at any time except as may be provided in a specific purchase order. Most of our products are only manufactured by one foundry at a time. In times of high demand, the foundries could choose to prioritize their capacity for other companies, reduce or eliminate deliveries to us, or increase the prices that they charge us. If we are unable to meet customer demand due to reduced or eliminated deliveries or have to increase the prices of our products, we could lose sales to customers, which would negatively impact our revenue and our reputation.

Because the lead-time needed to establish a strategic relationship with a new manufacturing partner and achieve initial production could be over a year, we do not have an alternative source of supply for our products. In addition, the time and effort to qualify a new foundry would result in additional expense, diversion of resources, and could result in lost sales, any of which would negatively impact our financial results. We believe that long-term market acceptance for our products will depend on reliable relationships with the third-party manufacturers we use to ensure adequate product supply and competitive pricing to respond to customer demand.

If our third-party foundries are not able to transition to new manufacturing process technologies or develop, obtain or successfully implement high quality, leading-edge process technologies our operating results and gross margin could be adversely affected.

We use the most advanced manufacturing process technology appropriate for our products that is available from our third-party foundries. As a result, we continuously evaluate the benefits of migrating our products to smaller geometry process technologies in order to improve performance and reduce costs. We believe this strategy will help us remain competitive. Our current product families are manufactured using 0.18 micron, 0.14 micron, 0.13 micron, 0.11 micron, 90 nanometer, 80 nanometer, 65 nanometer, 55 nanometer and 40 nanometer process technologies. Manufacturing process technologies are subject to rapid change and require significant expenditures for research and development, which could negatively impact our operating expenses and gross margin.

We have experienced difficulty in migrating to new manufacturing processes in the past and, consequently, have suffered reduced yields, delays in product deliveries and increased expense levels. We may face similar difficulties, delays and expenses as we continue to transition our new products to smaller geometry processes. Moreover, we are dependent on our third-party manufacturers to invest sufficient funds in new manufacturing processes in order to have ample capacity for all of their customers and to develop the processes in a timely manner. Our product cycles may also depend on our third-party manufacturers migrating to smaller geometry processes successfully and in time for us to meet our customer demands. Some of our competitors own their manufacturing facilities and may be able to move to a new state of the art manufacturing process more quickly or more successfully than our manufacturing partners. If our suppliers fall behind our competitors in manufacturing processes, the development and customer demand for our products and the use of our products could be negatively impacted. If we are forced to use larger geometric processes in manufacturing a product than our competition, our gross margin may be reduced. The inability by us or our third-party manufacturers to effectively and efficiently transition to new manufacturing process technologies may adversely affect our operating results and our gross margin.

We cannot be certain that our third-party foundries will be able to develop, obtain or successfully implement high quality, leading-edge process technologies needed to manufacturer our products profitably or on a timely basis or that our competitors (including those that own their own manufacturing facilities) will not develop such high quality, leading-edge process technologies earlier. If our third-party foundries experience manufacturing inefficiencies, we may fail to achieve acceptable yields or experience product delivery delays. If our third-party foundries fall behind our competitors (including those that own their own manufacturing facilities), the development and customer demand for our products and the use of our products could be negatively impacted. Additionally, we cannot be certain that our third-party foundries will manufacture our products at prices that are competitive to what our competitors pay. If our third-party foundries do not charge us competitive prices, our operating results and gross margin will be negatively impacted.

Failure to achieve expected manufacturing yields for our products could negatively impact our financial results and damage our reputation.

Manufacturing yields for our products are a function of product design, which is developed largely by us, and process technology, which typically is proprietary to the manufacturer. Low yields may result from either product design or process technology failure. We do not know a yield problem exists until our design is manufactured. When a yield issue is identified, the product is analyzed and tested to determine the cause. As a result, yield problems may not be identified until well into the production process. Resolution of yield problems requires cooperation by, and communication between, us and the manufacturer. Because of our potentially limited access to wafer foundry capacity and our recent transition to a wafer buy model where the costs of our products are based on the price per wafer versus price per functional die, decreases in manufacturing yields could result in an increase in our costs and force us to allocate our available product supply among our customers. Lower than expected yields could potentially harm customer relationships, our reputation and our financial results.

Our business results could be adversely affected if the identification and development of new products is delayed or unsuccessful.

In order to maintain or improve our financial results, we will need to continue to identify and develop new products and enhancements to our existing products in a timely and cost-effective manner. The process of developing new products and services and enhancing existing products and services is highly complex, costly and uncertain, and any failure by us to anticipate customers' changing needs and emerging technology trends could adversely affect our business. We must make long-term investments and commit significant resources before knowing whether our predictions will accurately reflect customer demand for our new products and technologies. It is possible that our development efforts will not be successful and that our new technologies will not result in meaningful revenues. Even if we introduce new and enhanced products to the market, we may not be able to achieve market acceptance of them in a timely manner.

Our ability to successfully develop and deliver new products will depend on various factors, including our ability to:

- effectively identify and capitalize upon opportunities in new markets;
- timely complete and introduce new products and technologies;
- transition our semiconductor products to increasingly smaller line width geometries; and
- obtain sufficient foundry capacity and packaging materials.

We occasionally have experienced delays in completing the development and introduction of new products and product enhancements, and we could experience delays in the future. In addition, in the past, we have been unable to successfully manage product transitions from older to newer products resulting in obsolete inventory. Our failure to successfully develop and introduce new products and technologies or identify new uses for existing or future products, could result in rapidly declining average selling prices, reduced demand for our products or loss of market share any of which could harm our competitive position and cause our revenue, gross margin and overall financial results to suffer.

If we are unable to achieve market acceptance and design wins for our products and technologies, our results of operations and competitive position will be harmed.

The success of our business depends to a significant extent on our ability to achieve market acceptance of our new products and enhancements to our existing products and identify and enter new markets. The market for our product and technologies has been characterized by unpredictable and sometimes rapid shifts in the popularity of products, often caused by the publication of competitive industry benchmark results, changes in pricing of dynamic random-access memory devices and other changes in the total system cost of add-in boards, as well as by severe price competition and by frequent new technology and product introductions. Broad market acceptance is difficult to achieve and such market acceptance, if achieved, is difficult to sustain due to intense competition and frequent new technology and product introductions. If we do not successfully achieve or maintain market acceptance for our products and enhancements or identify and enter new markets, our ability to compete and maintain or increase revenues will suffer.

Additionally, there can be no assurance that the industry will continue to demand new products with improved standards, features or performance. If our customers, original equipment manufacturers, or OEMs, original design manufacturers, or ODMs, add-in-card and motherboard manufacturers, system builders and consumer electronics companies, do not continue to design products that require more advanced or efficient processors and/or the market does not continue to demand new products with increased performance, features, functionality or standards, sales of our products could decline and the markets for our products could shrink. Decreased sales of our products for these markets could negatively impact our revenue and our financial results.

We believe achieving design wins, which entails having our existing and future products chosen for hardware components or subassemblies designed by OEMs, ODMs, and add-in board, or AIB, and motherboard manufacturers is an integral part of our future success. Our OEM, ODM, and AIB and motherboard manufacturers' customers typically introduce new system configurations as often as twice per year, typically based on spring and fall design cycles or in connection with trade shows. Accordingly, when our customers are making their design decisions, our existing products must have competitive performance levels or we must timely introduce new products in order to be included in our customers' new system configurations. This requires that we:

- anticipate the features and functionality that customers and consumers will demand;
- incorporate those features and functionalities into products that meet the exacting design requirements of our customers;

- price our products competitively; and
- introduce products to the market within our customers' limited design cycles.

If OEMs, ODMs and AIB and motherboard manufacturers do not include our products in their systems, they will typically not use our products in their systems until at least the next design configuration. Therefore, we endeavor to develop close relationships with our OEMs and ODMs, in an attempt to better anticipate and address customer needs in new products so that we will achieve design wins.

Our ability to achieve design wins also depends in part on our ability to identify and be compliant with evolving industry standards. Unanticipated changes in industry standards could render our products incompatible with products developed by major hardware manufacturers and software developers. If our products are not in compliance with prevailing industry standards, we may not be designed into our customers' product designs. However, to be compliant with changes to industry standards, we may have to invest significant time and resources to redesign our products which could negatively impact our gross margin or operating results. If we are unable to achieve new design wins for existing or new customers, we may lose market share and our operating results would be negatively impacted.

If new consumer products and technologies which incorporate our products do not achieve market acceptance, our business could be negatively impacted.

The success of our business also depends on market acceptance of new consumer products and technologies, such as smartphones, smartbooks, tablets and other similar consumer electronics devices, which contain our products. As markets for these new consumer products emerge, we may encounter new sources of competition as well as customers who have different requirements than those in the PC business. If market acceptance of such products and technologies is not attained, our ability to compete and maintain or increase revenues will be adversely affected.

Our ability to be successful in emerging consumer product markets depends in part on our ability to cultivate new industry relationships in these market segments. As the number and variety of Internet-connected devices increase, we will need to improve the functionality of our products to succeed in these new markets, which may require significant time and resources on our part to design our products which could negatively impact our business.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.

Our worldwide operations could be disrupted by earthquakes, telecommunications failures, power or water shortages, tsunamis, floods, hurricanes, typhoons, fires, extreme weather conditions, climate change, medical epidemics or pandemics and other natural or man-made disasters or catastrophic events. The occurrence of any of these business disruptions could result in significant losses, seriously harm our revenue and financial condition, adversely affect our competitive position, increase our costs and expenses, and require substantial expenditures and recovery time in order to fully resume operations. Our corporate headquarters, and a portion of our research and development activities, are located in California, and other critical business operations and some of our suppliers are located in Asia, near major earthquake faults known for seismic activity. In addition, a majority of our principal IT data centers are located in California, making our operations vulnerable to natural disasters or other business disruptions occurring in this geographical area. The manufacture of product components, the final assembly of our products and other critical operations are concentrated in certain geographic locations, including Taiwan, China and Korea. Our operations could be adversely affected if manufacturing, logistics or other operations in these locations are disrupted for any reason, including natural disasters, information technology system failures, military actions or economic, business, labor, environmental, public health, regulatory or political issues. The ultimate impact on us, our significant suppliers and our general infrastructure of being located near major earthquake faults and being consolidated in certain geographical areas is unknown. However, in the event of a major earthquake or other natural disaster or catastrophic event, our revenue, profitability and financial condition could suffer.

In late July 2011, Thailand began experiencing severe flooding that has caused widespread damage to the local manufacturing industry. PC manufacturers obtain disk drive components used in its PCs from suppliers with operations in Thailand that were and continue to be severely impacted by the flooding. These PC manufacturers have and expect to continue to experience a short-term reduction in the supply of these disk drive components. As a result, in our fourth quarter of fiscal year 2012 shipments of PCs by some PC manufacturers were reduced, which reduced the demand for our GPUs. In addition, higher disk-drive prices constrained the ability of some PC manufacturers to include a GPU in their systems which also reduced demand for our GPUs and negatively impacted our financial results for the fourth quarter of fiscal year 2012.

A decline in demand in certain end-user markets could have a material adverse effect on the demand for our products and results of operations.

Our customer base includes companies in a wide range of end-user markets, but we generate a significant amount of revenue from sales to customers in the communications-and computer-related industries. Within these end-user markets, a large portion of our revenue is generated from sales to customers in the cell phone, tablet and PC markets, including professional workstations. Decline in one or several of these end-user markets could have a material adverse effect on the demand for our products and our results of operations and financial condition. These declines could be large and sudden. Since PC, cell phone and tablet manufacturers often build inventories during periods of anticipated growth, they may be left with excess inventories if growth slows or if they incorrectly forecast product transitions. In these cases, these manufacturers may abruptly suspend substantially all purchases of additional inventory from suppliers like us until their excess inventory has been absorbed, which would have a negative impact on our financial results.

We sell our products to a small number of customers and our business could suffer if we lose any of these customers.

We receive a significant amount of our revenue from a limited number of customers. Revenue from significant customers, those representing 10% or more of total revenue, aggregated approximately 11% of our total revenue from one customer for the fiscal year 2012 and approximately 12% of our total revenue from another customer for fiscal years 2011 and 2010. Sales to our largest customers have fluctuated significantly from period to period primarily due to the timing and number of design wins with each customer, as well as the continued diversification of our customer base as we expand into new markets, and will likely continue to fluctuate dramatically in the future. Our operating results in the foreseeable future will continue to depend on sales to a relatively small number of customers, as well as the ability of these customers to sell products that incorporate our products. In the future, these customers may decide not to purchase our products at all, purchase fewer products than they did in the past, or alter their purchasing patterns in some other way, particularly because:

- substantially all of our sales are made on a purchase order basis, which permits our customers to cancel, change or delay product purchase commitments with little or no notice to us and without penalty;
- our customers may develop their own solutions;
- our customers may purchase products from our competitors; or
- our customers may discontinue sales or lose market share in the markets for which they purchase our products.

The loss of any of our large customers or a significant reduction in sales we make to them would likely harm our financial condition and results of operations.

If we fail to appropriately scale our operations in response to changes in demand for our existing products or to the demand for new products requested by our customers, our business and profitability could be materially and adversely affected.

To achieve our business objectives, it may be necessary from time to time for us to expand or contract our operations. In the future, we may not be able to scale our workforce and operations in a sufficiently timely manner to respond effectively to changes in demand for our existing products or to the demand for new products requested by our customers. In that event, we may be unable to meet competitive challenges or exploit potential market opportunities, and our current or future business could be materially and adversely affected. Conversely, if we expand our operations and workforce too rapidly in anticipation of increased demand for our products, and such demand does not materialize at the pace at which we expected, the rate of increase in our costs and operating expenses may exceed the rate of increase in our revenue, which would adversely affect our results of operations. In addition, if such demand does not materialize at the pace which we expect, we may be required to scale down our business through expense and headcount reductions as well as facility consolidations or closures that could result in restructuring charges that would materially and adversely affect our results of operations. Because many of our expenses are fixed in the short-term or are incurred in advance of anticipated sales, we may not be able to decrease our expenses in a timely manner to offset any decrease in customer demand. If customer demand does not increase as anticipated, our profitability could be adversely affected due to our higher expense levels.

Our past growth has placed, and any future long-term growth is expected to continue to place, a significant strain on our management personnel, systems and resources. To implement our current business and product plans, we will need to continue to expand, train, manage and motivate our workforce. All of these endeavors require substantial management effort. If we are unable to effectively manage our expanding operations, we may be unable to scale our business quickly enough to meet competitive challenges or exploit potential market opportunities, or conversely, we may scale our business too quickly and the rate of increase

in our costs and expenses may exceed the rate of increase in our revenue, either of which would materially and adversely affect our results of operations.

Our revenue may fluctuate while our operating expenses are relatively fixed, which makes our results difficult to predict and could cause our results to fall short of expectations.

Demand for many of our revenue components fluctuates and is difficult to predict, and our operating expenses are relatively fixed and largely independent of revenue. Therefore, it is difficult for us to accurately forecast revenue and profits or losses in any particular period. Our operating expenses, which are comprised of research and development expenses and sales, general and administrative expenses, represented 35.2%, 32.6% and 38.3% of our total revenue for fiscal years 2012, 2011 and 2010, respectively. Since we often recognize a substantial portion of our revenue in the last month of each quarter, we may not be able to adjust our operating expenses in a timely manner in response to any unanticipated revenue shortfalls in any quarter. Further, some of our operating expenses, like stock-based compensation expense, can only be adjusted over a longer period of time and cannot be reduced during a quarter. If we are unable to reduce operating expenses quickly in response to any revenue shortfalls, our financial results will be negatively impacted.

Any one or more of the risks discussed in this Annual Report on Form 10-K or other factors could prevent us from achieving our expected future revenue or net income. Accordingly, we believe that period-to-period comparisons of our results of operations should not be relied upon as an indication of future performance. Similarly, the results of any quarterly or full fiscal year period are not necessarily indicative of results to be expected for a subsequent quarter or a full fiscal year. As a result, it is possible that in some quarters our operating results could be below the expectations of securities analysts or investors, which could cause the trading price of our common stock to decline. We believe that our quarterly and annual results of operations may continue to be affected by a variety of factors that could harm our revenue, gross profit and results of operations.

Because our gross margin for any period depends on a number of factors, our failure to forecast changes in any of these factors could adversely affect our gross margin.

We are focused on improving our gross margin. Our gross margin for any period depends on a number of factors, including:

- the mix of our products sold;
- average selling prices;
- introduction of new products;
- product transitions;
- sales discounts;
- unexpected pricing actions by our competitors;
- the cost of product components; and
- the yield of wafers produced by the foundries that manufacture our products.

If we do not correctly forecast the impact of any of the relevant factors on our business, there may not be any actions we can take or we may not be able to take any possible actions in time to counteract any negative impact on our gross margin. In addition, if we are unable to meet our gross margin target for any period or the target set by analysts, the trading price of our common stock may decline.

Global economic conditions may adversely affect our business and financial results.

Our operations and performance depend significantly on worldwide economic conditions. Uncertainty about current global economic conditions poses a continuing risk to our business as consumers and businesses have postponed spending in response to tighter credit, negative financial news and/or declines in income or asset values, which have reduced the demand for our products.

Other factors that could depress demand for our products in the future include the European sovereign debt crisis, conditions in the residential real estate and mortgage markets, expectations for inflation, labor and healthcare costs, access to credit, consumer confidence, and other macroeconomic factors affecting consumer and business spending behavior. These and other economic factors have reduced demand for our products in the past and could further harm our business, financial condition and operating results.

Our business is cyclical in nature and has experienced severe downturns that have harmed, and may in the future harm, our business and financial results.

Our business is directly affected by market conditions in the highly cyclical semiconductor industry. The semiconductor industry has been adversely affected by many factors, including the global downturn, ongoing efforts by our customers to reduce their spending, diminished product demand, increased inventory levels, lower average selling prices, uncertainty regarding long-term growth rates and underlying financial health and increased competition. These factors, could, among other things, limit our ability to maintain or increase our sales or recognize revenue and in turn adversely affect our business, operating results and financial condition. If our actions to reduce our operating expenses to sufficiently offset these factors when they occur are unsuccessful, our operating results will suffer.

Our stock price continues to be volatile and investors may suffer losses.

Our stock has at times experienced substantial price volatility as a result of variations between our actual and anticipated financial results, announcements by us and our competitors, or uncertainty about current global economic conditions. The stock market as a whole also has experienced extreme price and volume fluctuations that have affected the market price of many technology companies in ways that may have been unrelated to these companies' operating performance.

In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. For example, following our announcement in July 2008 that we would take a charge against cost of revenue to cover anticipated costs and expenses arising from a weak die/packaging material set in certain versions of our previous generation media and communication processor, or MCP and GPU products and that we were revising financial guidance for our second fiscal quarter of 2009, the trading price of our common stock declined. In September, October and November 2008, several putative class action lawsuits were filed against us relating to this announcement. Please refer to Note 14 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for further information regarding these lawsuits. Due to changes in the potential volatility of our stock price, we may be the target of securities litigation in the future. Such lawsuits could result in the diversion of management's time and attention away from business operations, which could harm our business. In addition, the costs of defense and any damages resulting from litigation, a ruling against us, or a settlement of the litigation could adversely affect our cash flow and financial results.

Our failure to estimate customer demand properly could adversely affect our financial results.

We manufacture our products based on forecasts of customer demand in order to have shorter shipment lead times and quicker delivery schedules for our customers. As a result, we may build inventories for anticipated periods of growth which do not occur or may build inventory anticipating demand for a product that does not materialize. In forecasting demand, we make multiple assumptions any of which may prove to be incorrect. Situations that may result in excess or obsolete inventory include:

- changes in business and economic conditions, including downturns in the semiconductor industry and/or overall economy;
- changes in consumer confidence caused by changes in market conditions, including changes in the credit market, expectations for inflation, and energy prices;
- if there were a sudden and significant decrease in demand for our products;
- if there were a higher incidence of inventory obsolescence because of rapidly changing technology and customer requirements;
- if we fail to estimate customer demand properly for our older products as our newer products are introduced; or
- if our competition were to take unexpected competitive pricing actions.

Any inability to sell products to which we have devoted resources could harm our business. In addition, cancellation or deferral of customer purchase orders could result in our holding excess inventory, which could adversely affect our gross margin and restrict our ability to fund operations. Additionally, because we often sell a substantial portion of our products in the last month of each quarter, we may not be able to reduce our inventory purchase commitments in a timely manner in response to customer cancellations or deferrals. We could be subject to excess or obsolete inventories and be required to take corresponding inventory write-downs and/or a reduction in average selling prices if growth slows or does not materialize, or if we incorrectly forecast product demand, which could negatively impact our financial results.

Conversely, if we underestimate our customers' demand for our products, our third-party manufacturing partners may not have adequate lead-time or capacity to increase production for us meaning that we may not be able to obtain sufficient inventory to fill our customers' orders on a timely basis. Even if we are able to increase production levels to meet customer demand, we may not be able to do so in a cost effective or timely manner. Inability to fulfill our customers' orders on a timely basis, or at all, could damage our customer relationships, result in lost revenue, cause a loss in market share, impact our customer relationships or damage our reputation, any of which could adversely impact our business.

We may not be able to realize the potential financial or strategic benefits of business acquisitions or strategic investments and we may not be able to successfully integrate acquisition targets, which could hurt our ability to grow our business, develop new products or sell our products.

We have acquired and invested in other businesses that offered products, services and technologies that we believe will help expand or enhance our existing products and business. Most recently, we completed our acquisition of Icera Inc., an innovator of baseband processors for 3G and 4G cellular phones and tablets. Such a transaction can involve significant integration challenges and there can be no assurance that pre-acquisition due diligence will have identified all possible issues and risks that might arise with respect to the acquisition. If we are unable to timely and successfully integrate the acquired operations, product lines and technology of Icera, we may not be able to realize the expected benefits of the acquisition, which could adversely affect our business plans and operating results.

We may enter into future acquisitions of, or investments in, businesses, in order to complement or expand our current businesses or enter into a new business market. Negotiations associated with an acquisition or strategic investment could divert management's attention and other company resources. Any of the following risks associated with past or future acquisitions or investments could impair our ability to grow our business, develop new products, our ability to sell our products, and ultimately could have a negative impact on our growth or our financial results:

- difficulty in combining the technology, products, operations or workforce of the acquired business with our business;
- difficulty in operating in a new or multiple new locations;
- disruption of our ongoing businesses or the ongoing business of the company we invest in or acquire;
- difficulty in realizing the potential financial or strategic benefits of the transaction;
- difficulty in maintaining uniform standards, controls, procedures and policies;
- difficulty integrating the target's accounting, management information, human resources and other administrative systems;
- disruption of or delays in ongoing research and development efforts;
- diversion of capital and other resources;
- assumption of liabilities;
- incurring acquisition-related costs or amortization costs for acquired intangible assets that could impact our operating results;
- diversion of resources and unanticipated expenses resulting from litigation arising from potential or actual business acquisitions or investments;
- potential failure of the due diligence processes to identify significant issues with product quality, architecture and development, or legal and financial contingencies, among other things;
- difficulties in entering into new markets in which we have limited or no experience and where competitors in such markets have stronger positions;
- incurring significant exit charges if products acquired in business combinations are unsuccessful;
- potential inability to obtain, or obtain in a timely manner, approvals from governmental authorities, which could delay or prevent such acquisitions or investments;
- potential delay in customer and distributor purchasing decisions due to uncertainty about the direction of our product offerings; and
- impairment of relationships with employees, vendors and customers, or the loss of any of our key employees, vendors or customers our target's key employees, vendors or customers, as a result of our acquisition or investment.

In addition, the consideration for any future acquisition could be paid in cash, shares of our common stock, the issuance of convertible debt securities or a combination of cash, convertible debt and common stock. If we make an investment in cash or use cash to pay for all or a portion of an acquisition, our cash reserves would be reduced which could negatively impact the growth of our business or our ability to develop new products. However, if we pay the consideration with shares of common stock, or convertible debentures, the holdings of our existing stockholders would be diluted. The significant decline in the trading price of our common stock would make the dilution to our stockholders more extreme and could negatively impact our ability to pay the

consideration with shares of common stock or convertible debentures. We cannot forecast the number, timing or size of future strategic investments or acquisitions, or the effect that any such investments or acquisitions might have on our operations or financial results.

System security risks, data protection breaches, cyber-attacks and systems integration issues could disrupt our internal operations, and any such disruption could reduce our expected revenue, increase our expenses, damage our reputation and adversely affect our stock price.

Experienced computer programmers and hackers may be able to penetrate our security controls and misappropriate or compromise our confidential information or that of third parties, create system disruptions or cause shutdowns. Computer programmers and hackers also may be able to develop and deploy viruses, worms and other malicious software programs that attack our products or otherwise exploit any security vulnerabilities of our products. The costs to us to eliminate or alleviate cyber or other security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities could be significant, and our efforts to address these problems may not be successful and could result in interruptions, delays, cessation of service and loss of existing or potential customers that may impede our sales, manufacturing, distribution or other critical functions.

We manage and store various proprietary information and sensitive or confidential data relating to our business and third party business. Breaches of our security measures or the accidental loss, inadvertent disclosure or unapproved dissemination of proprietary information or sensitive or confidential data about us or our partners or customers, including the potential loss or disclosure of such information or data as a result of fraud, trickery or other forms of deception, could expose us, our partners and customers or the individuals affected to a risk of loss or misuse of this information, result in litigation and potential liability for us, damage our brand and reputation or otherwise harm our business. In addition, the cost and operational consequences of implementing further data protection measures could be significant.

Portions of our IT infrastructure also may experience interruptions, delays or cessations of service or produce errors in connection with systemic failures, systems integration or migration work that takes place from time to time. We may not be successful in implementing new systems and transitioning data, which could cause business disruptions and be more expensive, time consuming, disruptive and resource-intensive. Such disruptions could adversely impact our ability to fulfill orders and interrupt other processes. Delayed sales, lower margins or lost customers resulting from these disruptions could adversely affect, our financial results, stock price and reputation.

Any difficulties in collecting accounts receivable, including from foreign customers, could harm our operating results and financial condition.

Our accounts receivable are highly concentrated and make us vulnerable to adverse changes in our customers' businesses, and to downturns in the industry and the worldwide economy. We recorded approximately 20% and 11% of our accounts receivable balance from the same customer at January 29, 2012 and January 30, 2011, respectively.

Difficulties in collecting accounts receivable could materially and adversely affect our financial condition and results of operations. These difficulties are heightened during periods when economic conditions worsen. We continue to work directly with more foreign customers and it may be difficult to collect accounts receivable from them. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. This allowance consists of an amount identified for specific customers and an amount based on overall estimated exposure. If the financial condition of our customers were to deteriorate, resulting in an impairment in their ability to make payments, additional allowances may be required, we may be required to defer revenue recognition on sales to affected customers, and we may be required to pay higher credit insurance premiums, any of which could adversely affect our operating results. In the future, we may have to record additional reserves or write-offs and/or defer revenue on certain sales transactions which could negatively impact our financial results.

We obtain credit insurance over the purchasing credit extended to certain customers. As a result of the tightening of the credit markets, we may not be able to acquire credit insurance on the credit we extend to these customers or in amounts that we deem sufficient. While we have procedures to monitor and limit exposure to credit risk on our accounts receivable, there can be no assurance such procedures will effectively limit our credit risk or avoid losses, which could harm our financial condition or operating results.

We may not be able to attract and retain qualified employees which could negatively impact our business.

Our future success and ability to compete is substantially dependent on our ability to identify, hire, train and retain highly qualified key personnel. The market for key employees in the technology industry can be competitive. None of our key employees

is bound by an employment agreement, meaning our relationships with all of our key employees are at will. The loss of the services of any of our other key employees without an adequate replacement or our inability to hire new employees as needed could delay our product development efforts, harm our ability to sell our products or otherwise negatively impact our business.

In addition, we rely on stock-based awards as a means for recruiting, motivating and retaining highly skilled talent. If the value of such stock awards does not appreciate as measured by the performance of the price of our common stock or if our share-based compensation otherwise ceases to be viewed as a valuable benefit, our ability to attract, retain, and motivate employees could be weakened, which could harm our results of operations.

We are dependent on third parties for assembly, testing and packaging of our products, which reduce our control over the delivery schedule, product quantity or product quality.

Our products are assembled, tested and packaged by independent subcontractors, such as Advanced Semiconductor Engineering, Inc., Amkor Technology, ChipPAC, JSI Logistics, Ltd., King Yuan Electronics Co. and Siliconware Precision Industries Co. Ltd. As a result, we do not directly control our product delivery schedules, product quantity, or product quality. All of these subcontractors assemble, test and package products for other companies, including some of our competitors. Since we do not have long-term agreements with our subcontractors, when demand for subcontractors to assemble, test or package products is high, our subcontractors may decide to prioritize the orders of other customers over our orders. Since the time required to qualify a different subcontractor to assemble, test or package our products can be lengthy, if we have to find a replacement subcontractor we could experience significant delays in shipments of our products, product shortages, a decrease in the quality of our products, or an increase in product cost. Any product shortages or quality assurance problems could increase the costs of manufacture, assembly or testing of our products, which could cause our gross margin and revenue to decline.

We rely on third-party vendors to supply software development tools to us for the development of our new products and we may be unable to obtain the tools necessary to develop or enhance new or existing products.

We rely on third-party software development tools to assist us in the design, simulation and verification of new products or product enhancements. To bring new products or product enhancements to market in a timely manner, or at all, we need software development tools that are sophisticated enough or technologically advanced enough to complete our design, simulations and verifications. In the past, we have experienced delays in the introduction of products as a result of the inability of then available software development tools to fully simulate the complex features and functionalities of our products. In the future, the design requirements necessary to meet consumer demands for more features and greater functionality from our products may exceed the capabilities of available software development tools. Unavailability of software development tools may result in our missing design cycles or losing design wins, either of which could result in a loss of market share or negatively impact our operating results.

Because of the importance of software development tools to the development and enhancement of our products, a critical component of our product development efforts is our partnerships with leaders in the computer-aided design industry, including Cadence Design Systems, Inc. and Synopsys, Inc. We have invested significant resources to develop relationships with these industry leaders and have often assisted them in the definition of their new products. We believe that forming these relationships and utilizing next-generation development tools to design, simulate and verify our products will help us remain at the forefront of the 3D graphics, communications and networking segments and develop products that utilize leading-edge technology on a rapid basis. If these relationships are not successful, we may be unable to develop new products or product enhancements in a timely manner, which could result in a loss of market share, a decrease in revenue or negatively impact our operating results.

If our products contain significant defects, our financial results could be negatively impacted, our reputation could be damaged and we could lose market share.

Our products are complex and may contain defects or experience failures due to any number of issues in design, fabrication, packaging, materials and/or use within a system. If any of our products or technologies contains a defect, compatibility issue or other error, we may have to invest additional research and development efforts to find and correct the issue. Such efforts could divert our engineers' attention from the development of new products and technologies and could increase our operating costs and reduce our gross margin. In addition, an error or defect in new products or releases or related software drivers after commencement of commercial shipments could result in failure to achieve market acceptance or loss of design wins. Also, we may be required to reimburse customers, including our customers' costs to repair or replace products in the field. A product recall or a significant number of product returns could be expensive, damage our reputation, could result in the shifting of business to our competitors

and could result in litigation against us. Costs associated with correcting defects, errors, bugs or other issues could be significant and could materially harm our financial results. During fiscal years 2011, 2010 and 2009, we recorded net warranty charges of $466.4 million against cost of revenue to cover anticipated customer warranty, repair, return, replacement and other costs arising from a weak die/packaging material set used in certain versions of our previous generation MCP, and GPU products used in notebook configurations and shipped after July 2008. Please see the risk entitled "*We are subject to litigation arising from alleged defects in our previous generation MCP and GPU products which, if determined adversely to us, could harm our business*" for further information regarding this product defect.

We may have to invest more resources in research and development than anticipated, which could increase our operating expenses and negatively impact our operating results.

If new competitors, technological advances by existing competitors, our entry into new markets, or other competitive factors require us to invest significantly greater resources than anticipated in our research and development efforts, our operating expenses would increase. Our engineering and technical resources included 5,042, 4,161 and 3,940 full-time employees as of January 29, 2012, January 30, 2011 and January 31, 2010, respectively. Research and development expenditures were $1,002.6 million, $848.8 million and $908.9 million for fiscal years 2012, 2011 and 2010, respectively. If we are required to invest significantly greater resources than anticipated in research and development efforts without a corresponding increase in revenue, our operating results could decline. Research and development expenses are likely to fluctuate from time to time to the extent we make periodic incremental investments in research and development and these investments may be independent of our level of revenue which could negatively impact our financial results. In order to remain competitive, we anticipate that we will continue to devote substantial resources to research and development, and we expect these expenses to increase in absolute dollars in the foreseeable future due to the increased complexity and the greater number of products under development.

We are subject to risks associated with international operations which may harm our business.

We conduct our business worldwide. Our semiconductor wafers are manufactured, assembled, tested and packaged by third-parties located outside of the United States and other Americas. We generated 78%, 83%, and 84% of our revenue for fiscal years 2012, 2011 and 2010 respectively, from sales to customers outside the United States and other Americas. As of January 29, 2012, we had offices in 15 countries outside of the United States. The manufacture, assembly, test and packaging of our products outside of the United States, operation of offices outside of the United States, and sales to customers internationally subjects us to a number of risks, including:

- international economic and political conditions, such as political tensions between countries in which we do business;
- unexpected changes in, or impositions of, legislative or regulatory requirements;
- complying with a variety of foreign laws;
- differing legal standards with respect to protection of intellectual property and employment practices;
- local business and cultural factors that differ from our normal standards and practices, including business practices that we are prohibited from engaging in by the Foreign Corrupt Practices Act (FCPA) and other anticorruption laws and regulations;
- inadequate local infrastructure that could result in business disruptions;
- exporting or importing issues related to export or import restrictions, tariffs, quotas and other trade barriers and restrictions;
- financial risks such as longer payment cycles, difficulty in collecting accounts receivable and fluctuations in currency exchange rates;
- imposition of additional taxes and penalties; and
- other factors beyond our control such as terrorism, cyber attack, civil unrest, war and diseases such as severe acute respiratory syndrome and the Avian flu.

If sales to any of our customers outside of the United States and other Americas are delayed or cancelled because of any of the above factors, our revenue may be negatively impacted.

Our international operations in Canada, China, Hong Kong, Finland, France, Germany, India, Japan, Korea, Russia, Singapore, Sweden, Switzerland, Taiwan and the United Kingdom are subject to many of the above listed risks. Difficulties with our international operations, including finding appropriate staffing and office space, may divert management's attention and other resources any of which could negatively impact our operating results.

Legal and regulatory requirements differ among jurisdictions worldwide. Violations of these laws and regulations could result in fines; criminal sanctions against us, our officers, or our employees; prohibitions on the conduct of our business; and damage to our reputation. Although we have policies, controls, and procedures designed to ensure compliance with foreign laws, many of these laws and regulations are ambiguous and are often interpreted and enforced in unpredictable ways.

The economic conditions in our primary overseas markets, particularly in Asia, may negatively impact the demand for our products abroad. All of our international sales to date have been denominated in United States dollars. Accordingly, an increase in the value of the United States dollar relative to foreign currencies could make our products less competitive in international markets or require us to assume the risk of denominating certain sales in foreign currencies. We anticipate that these factors will impact our business to a greater degree as we further expand our international business activities.

Our investment portfolio may become impaired by deterioration of the capital markets.

Our cash equivalent and short-term investment portfolio as of January 29, 2012 consisted of cash and cash equivalents, commercial paper, mortgage-backed securities issued by Government-sponsored enterprises, money market funds and debt securities of corporations, municipalities and the United States government and its agencies. We follow an established investment policy and set of guidelines, designed to preserve principal, minimize risk, monitor and help mitigate our exposure to interest rate and credit risk. The policy sets forth credit quality standards and limits our exposure to any one issuer, as well as our maximum exposure to various asset classes, variety of financial instruments, consisting principally of cash and cash equivalents, commercial paper, mortgage-backed securities issued by Government-sponsored enterprises, money market funds and debt securities of corporations, municipalities and the United States government and its agencies.

Should financial market conditions worsen in the future, investments in some financial instruments may pose risks arising from market liquidity and credit concerns. In addition, any deterioration of the capital markets could cause our other income and expense to vary from expectations. As of January 29, 2012 we had no material impairment charges associated with our short-term investment portfolio, and although we believe our current investment portfolio has very little risk of material impairment, we cannot predict future market conditions or market liquidity, or credit availability, and can provide no assurance that our investment portfolio will remain materially unimpaired.

Risks Related to Regulatory, Legal, Our Common Stock and Other Matters

We are subject to litigation arising from alleged defects in our previous generation MCP and GPU products which, if determined adversely to us, could harm our business.

As of January 29, 2012, we recorded a total cumulative net warranty charge of $475.9 million, of which $466.4 million has been charged against cost of revenue, to cover anticipated customer warranty, repair, return, replacement and other costs arising from a weak die/packaging material set used in certain versions of our previous generation MCP and GPU products shipped after July 2008 and used in notebook configuration. The previous generation MCP and GPU products that are impacted were included in a number of notebook products that were shipped and sold in significant quantities. Certain notebook configurations of these MCP and GPU products are failing in the field at higher than normal rates. Testing suggests a weak material set of die/package combination, system thermal management designs, and customer use patterns are contributing factors for these failures. We have worked with our customers to develop and have made available for download a software driver to cause the system fan to begin operation at the powering up of the system and reduce the thermal stress on these chips. We have also recommended to our customers that they consider changing the thermal management of the products in their notebook system designs. Although we believe this issue has been nearly fully remediated, we remain committed to fully support our customers in their repair and replacement of these impacted products that fail, and their other efforts to mitigate the consequences of these failures.

We continue to not see any abnormal failure rates in any systems using NVIDIA products other than certain notebook configurations. However, we are continuing to test and otherwise investigate other products. There can be no assurance that we will not discover defects in other products.

In September, October and November 2008, several putative securities class action lawsuits were filed against us, asserting various claims related to the impacted MCP and GPU products. Such lawsuits could result in the diversion of management's time and attention away from business operations, which could harm our business. In addition, the costs of defense and any damages resulting from this litigation, a ruling against us, or a settlement of the litigation could adversely affect our cash flow and financial results.

We are a party to other litigation, including patent litigation, which, if determined adversely to us, could adversely affect our cash flow and financial results.

We are a party to other litigation as both a defendant and as a plaintiff. For example, we are engaged in litigation with parties related to our acquisition of 3dfx in 2001. Please refer to Note 14 of the Notes to the Consolidated Financial Statements in Part IV of this Form 10-K for further details on this lawsuit. There can be no assurance that any litigation to which we are a party will be resolved in our favor. Any claim that is successfully decided against us may cause us to pay substantial damages, including punitive damages, and other related fees or prevent us from selling or importing certain of our products. Regardless of whether lawsuits are resolved in our favor or if we are the plaintiff or the defendant in the litigation, any lawsuits to which we are a party will likely be expensive and time consuming to defend or resolve. Such lawsuits could also harm our relationships with existing customers and result in the diversion of management's time and attention away from business operations, which could harm our business. Costs of defense and any damages resulting from litigation, a ruling against us, or a settlement of the litigation could adversely affect our cash flow and financial results.

Changes in United States tax legislation regarding our foreign earnings could materially impact our business.

Currently, a majority of our revenue is generated from customers located outside the United States, and a significant portion of our assets, including employees, are located outside the United States. United States income taxes and foreign withholding taxes have not been provided on undistributed earnings for certain non-United States subsidiaries, because such earnings are intended to be indefinitely reinvested in the operations of those subsidiaries. Throughout the period of President Obama's administration and as recently as on February 13, 2012 with the release of the administration's fiscal year 2013 budget, the White House has proposed various international tax measures, some of which, if enacted into law would substantially reduce our ability to defer United States taxes on such indefinitely reinvested non-United States earnings, eliminate certain tax deductions until foreign earnings are repatriated to the United States and/or otherwise cause the total tax cost of U.S. multinational corporations to increase. If these or similar proposals are constituted into legislation in the current or future year(s), they could have a negative impact on our financial position and results of operations.

Our operating results may be adversely affected if we are subject to unexpected tax liabilities.

We are subject to taxation by a number of taxing authorities both in the United States and throughout the world. Tax rates vary among the jurisdictions in which we operate. Significant judgment is required in determining our provision for our income taxes as there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our tax estimates are reasonable, any of the below could cause our effective tax rate to be materially different than that which is reflected in historical income tax provisions and accruals:

- the jurisdictions in which profits are determined to be earned and taxed;
- adjustments to estimated taxes upon finalization of various tax returns;
- changes in available tax credits;
- changes in share-based compensation expense;
- changes in tax laws, the interpretation of tax laws either in the United States or abroad or the issuance of new interpretative accounting guidance related to uncertain transactions and calculations where the tax treatment was previously uncertain; and
- the resolution of issues arising from tax audits with various tax authorities.

Should additional taxes be assessed as a result of any of the above, our operating results could be adversely affected. In addition, our future effective tax rate could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in tax laws or changes in the interpretation of tax laws.

Litigation to defend against alleged infringement of intellectual property rights or to enforce our intellectual property rights and the outcome of such litigation could result in substantial costs to us.

We expect that as the number of issued hardware and software patents increases and as competition intensifies, the volume of intellectual property infringement claims and lawsuits may increase. We may in the future become involved in lawsuits or other legal proceedings alleging patent infringement or other intellectual property rights violations by us or by our customers that we have agreed to indemnify them for certain claims of infringement.

An unfavorable ruling in any such intellectual property related litigation could include significant damages, invalidation of a patent or family of patents, indemnification of customers, payment of lost profits, or, when it has been sought, injunctive relief.

In addition, in the future, we may need to commence litigation or other legal proceedings in order to:

- assert claims of infringement of our intellectual property;
- enforce our patents;
- protect our trade secrets or know-how; or
- determine the enforceability, scope and validity of the propriety rights of others.

If we have to initiate litigation in order to protect our intellectual property, our operating expenses may increase which could negatively impact our operating results. Our failure to effectively protect our intellectual property could harm our business.

If infringement claims are made against us or our products are found to infringe a third parties' patent or intellectual property, we or one of our indemnified customers may have to seek a license to the third parties' patent or other intellectual property rights. However, we may not be able to obtain licenses at all or on terms acceptable to us particularly from our competitors. If we or one of our indemnified customers is unable to obtain a license from a third party for technology that we use or that is used in one of our products, we could be subject to substantial liabilities or have to suspend or discontinue the manufacture and sale of one or more of our products. We may also have to make royalty or other payments, or cross license our technology. If these arrangements are not concluded on commercially reasonable terms, our business could be negatively impacted. Furthermore, the indemnification of a customer may increase our operating expenses which could negatively impact our operating results.

Our ability to compete will be harmed if we are unable to adequately protect our intellectual property.

We rely primarily on a combination of patents, trademarks, trade secrets, employee and third-party nondisclosure agreements, and licensing arrangements to protect our intellectual property in the United States and internationally. We have numerous patents issued, allowed and pending in the United States and in foreign jurisdictions. Our patents and pending patent applications primarily relate to our products and the technology used in connection with our products. We also rely on international treaties, organizations and foreign laws to protect our intellectual property. The laws of certain foreign countries in which our products are or may be manufactured or sold, including various countries in Asia, may not protect our products or intellectual property rights to the same extent as the laws of the United States. This makes the possibility of piracy of our technology and products more likely. We continuously assess whether and where to seek formal protection for particular innovations and technologies based on such factors as:

- the commercial significance of our operations and our competitors' operations in particular countries and regions;
- the location in which our products are manufactured;
- our strategic technology or product directions in different countries; and
- the degree to which intellectual property laws exist and are meaningfully enforced in different jurisdictions.

Our pending patent applications and any future applications may not be approved. In addition, any issued patents may not provide us with competitive advantages or may be challenged by third parties. The enforcement of patents by others may harm our ability to conduct our business. Others may independently develop substantially equivalent intellectual property or otherwise gain access to our trade secrets or intellectual property. Our failure to effectively protect our intellectual property could harm our business.

On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to United States patent law. These include provisions that affect the way patent applications will be prosecuted and may also affect patent litigation. The United States Patent Office is currently developing regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act will not become effective until one year or 18 months after its enactment. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition.

Government investigations and inquiries from regulatory agencies could lead to enforcement actions, fines or other penalties and could result in litigation against us.

In the past, we have been subject to government investigations and inquiries from regulatory agencies such as the Department of Justice and the SEC. We may be subject to government investigations and receive additional inquiries from regulatory agencies in the future, which may lead to enforcement actions, fines or other penalties.

In addition, litigation has often been brought against a company in connection with the announcement of a government investigation or inquiry from a regulatory agency. Such lawsuits could result in the diversion of management's time and attention away from business operations, which could harm our business. In addition, the costs of defense and any damages resulting from litigation, a ruling against us, or a settlement of the litigation could adversely affect our cash flow and financial results.

We are subject to the risks of owning real property.

During fiscal year 2009, we purchased real property in Santa Clara, California that includes approximately 25 acres of land and ten commercial buildings. We also own real property in China and India. We have limited experience in the ownership and management of real property and are subject to the risks of owning real property, including:

- the possibility of environmental contamination and the costs associated with mitigating any environmental problems;
- adverse changes in the value of these properties, due to interest rate changes, changes in the market in which the property is located, or other factors;
- the risk of loss if we decide to sell and are not able to recover all capitalized costs;
- increased cash commitments for the possible construction of a campus;
- the possible need for structural improvements in order to comply with zoning, seismic and other legal or regulatory requirements;
- increased operating expenses for the buildings or the property or both;
- possible disputes with third parties, such as neighboring owners or others, related to the buildings or the property or both; and
- the risk of financial loss in excess of amounts covered by insurance, or uninsured risks, such as the loss caused by damage to the buildings as a result of earthquakes, floods and or other natural disasters.

Expensing employee equity compensation adversely affects our operating results and could also adversely affect our competitive position.

Since inception, we have used equity through our equity incentive plans and our employee stock purchase program as a fundamental component of our compensation packages. We believe that these programs directly motivate our employees and, through the use of vesting, encourage our employees to remain with us.

We record compensation expense for stock options, restricted stock units and our employee stock purchase plan using the fair value of those awards in accordance with generally accepted accounting principles in United States of America, or U.S. GAAP. Stock-based compensation expense was $136.4 million, $100.4 million and $107.1 million for fiscal years 2012, 2011 and 2010, respectively, related to on-going vesting of equity awards, which negatively impacted our operating results.

To the extent that expensing employee equity compensation makes it more expensive to grant stock options and restricted stock units or to continue to have an employee stock purchase program, we may decide to incur increased cash compensation costs. In addition, actions that we may take to reduce stock-based compensation expense that may be more severe than any actions our competitors may implement and may make it difficult to attract retain and motivate employees, which could adversely affect our competitive position as well as our business and operating results.

We may be required to record a charge to earnings if our goodwill or amortizable intangible assets become impaired, which could negatively impact our operating results.

Under U.S. GAAP, we review our amortizable intangible assets and goodwill for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is tested for impairment at least annually. The carrying value of our goodwill or amortizable assets from acquisitions may not be recoverable due to factors such as a decline in stock price and market capitalization, reduced estimates of future cash flows and slower growth rates in our industry or in any of our business

units. Estimates of future cash flows are based on an updated long-term financial outlook of our operations. However, actual performance in the near-term or long-term could be materially different from these forecasts, which could impact future estimates. For example, if one of our business units does not meet its near-term and longer-term forecasts, the goodwill assigned to the business unit could be impaired. We may be required to record a charge to earnings in our financial statements during a period in which an impairment of our goodwill or amortizable intangible assets is determined to exist, which may negatively impact our results of operations.

Our failure to comply with any applicable environmental regulations could result in a range of consequences, including fines, suspension of production, excess inventory, sales limitations, and criminal and civil liabilities.

We are subject to various state, federal and international laws and regulations governing the environment, including restricting the presence of certain substances in electronic products and making producers of those products financially responsible for the collection, treatment, recycling and disposal of those products. Although our management systems are designed to maintain compliance, we cannot assure you that we have been or will be at all times in complete compliance with such laws and regulations. If we violate or fail to comply with any of them, a range of consequences could result, including fines, import/export restrictions, sales limitations, criminal and civil liabilities or other sanctions. We could also be held liable for any and all consequences arising out of exposure to hazardous materials used, stored, released, disposed of by us or located at, under or emanating from our facilities or other environmental or natural resource damage.

Environmental laws are complex, change frequently and have tended to become more stringent over time. For example, the European Union and China are two among a growing number of jurisdictions that have enacted in recent years restrictions on the use of lead, among other chemicals, in electronic products. These regulations affect semiconductor packaging. There is a risk that the cost, quality and manufacturing yields of lead-free products may be less favorable compared to lead-based products or that the transition to lead-free products may produce sudden changes in demand, which may result in excess inventory.

There is also a movement to improve the transparency and accountability concerning the supply of minerals coming from the conflict zones of the Democratic Republic of Congo. New U.S. legislation includes disclosure requirements regarding the use of "conflict" minerals mined from the Democratic Republic of Congo and adjoining countries and procedures regarding a manufacturer's efforts to prevent the sourcing of such "conflict" minerals. The implementation of these requirements could affect the sourcing and availability of minerals used in the manufacture of semiconductor devices. As a result, there may only be a limited pool of suppliers who provide conflict free metals, and we cannot assure you that we will be able to obtain products in sufficient quantities or at competitive prices. Also, since our supply chain is complex, we may face reputational challenges with our customers and other stockholders if we are unable to sufficiently verify the origins for all metals used in our products.

Future environmental legal requirements may become more stringent or costly and our compliance costs and potential liabilities arising from past and future releases of, or exposure to, hazardous substances may harm our business and our reputation.

While we believe that we have adequate internal control over financial reporting, if we or our independent registered public accounting firm determines that we do not, our reputation may be adversely affected and our stock price may decline.

Section 404 of the Sarbanes-Oxley Act of 2002 requires our management to report on, and our independent registered public accounting firm to audit, the effectiveness of our internal control structure and procedures for financial reporting. We have an ongoing program to perform the system and process evaluation and testing necessary to comply with these requirements. However, the manner in which companies and their independent public accounting firms apply these requirements and test companies' internal controls remains subject to some judgment. To date, we have incurred, and we expect to continue to incur, increased expense and to devote additional management resources to Section 404 compliance. Despite our efforts, if we identify a material weakness in our internal controls, there can be no assurance that we will be able to remediate that material weakness in a timely manner, or that we will be able to maintain all of the controls necessary to determine that our internal control over financial reporting is effective. In the event that our chief executive officer, interim chief financial officer or our independent registered public accounting firm determine that our internal control over financial reporting is not effective as defined under Section 404, investor perceptions of us may be adversely affected and could cause a decline in the market price of our stock.

Changes in financial accounting standards or interpretations of existing standards could affect our reported results of operations.

We prepare our consolidated financial statements in conformity with U.S. GAAP. These principles are constantly subject to

review and interpretation by the SEC and various bodies formed to interpret and create appropriate accounting principles. A change in these principles can have a significant effect on our reported results and may even retroactively affect previously reported transactions. Additionally, changes in existing accounting rules or practices, including the possible conversion to unified international accounting standards, could have a significant adverse effect on our results of operations or the manner in which we conduct our business.

Provisions in our certificate of incorporation, our bylaws and our agreement with Microsoft could delay or prevent a change in control.

Our certificate of incorporation and bylaws contain provisions that could make it more difficult for a third party to acquire a majority of our outstanding voting stock. These provisions include the following:

- the ability of our Board to create and issue preferred stock without prior stockholder approval;
- the prohibition of stockholder action by written consent;
- a classified Board; and
- advance notice requirements for director nominations and stockholder proposals.

On March 5, 2000, we entered into an agreement with Microsoft in which we agreed to develop and sell graphics chips and to license certain technology to Microsoft and its licensees for use in the Xbox. Under the agreement, if an individual or corporation makes an offer to purchase shares equal to or greater than 30% of the outstanding shares of our common stock, Microsoft may have first and last rights of refusal to purchase the stock. The Microsoft provision and the other factors listed above could also delay or prevent a change in control of NVIDIA.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

Our headquarters complex is located in Santa Clara, California. Our corporate campus is comprised of approximately 25 acres of land and ten commercial buildings and seven other leased buildings with five used primarily as office buildings, one used primarily as warehouse space and the other remaining used primarily as lab space. In addition, we also lease a data center space in Santa Clara.

Outside of Santa Clara, we lease space in Marina Del Rey, California; Austin and Richardson, Texas; Beaverton, Oregon; Bedford and Marion, Massachusetts; Bellevue and Bothell, Washington; Madison, Alabama; Durham, North Carolina; Greenville, South Carolina; Orlando, Florida; Salt Lake City, Utah; St. Louis, Missouri; Fort Collins and Boulder, Colorado; and Charlottesville, Virginia. These facilities are used as design centers and/or sales and administrative offices.

Outside of the United States, we lease space in HsinChu City, Taiwan; Tokyo, Japan; Seoul and Seongnam, Korea; Beijing, Shanghai, and Xi'an, China; Shatin, Hong Kong; Mumbai, India; Courbevoie and Sophia Antipolis, France; Moscow, Russia; Berlin and Munich, Germany; Helsinki, Finland; Bristol, Cambridge, Theale and London, United Kingdom; Ontario, Canada; Singapore; Uppsala, Sweden; and Zurich, Switzerland. These facilities are used primarily to support our customers and operations and as sales and administrative offices. We also lease spaces in Wuerselen, Germany; Shenzhen, China; Taipei City, Taiwan; and Bangalore and Pune, India, which are used primarily as design centers. Additionally, we own buildings in Hyderabad, India and Shanghai, China which are being used primarily as research and development centers.

We believe that we currently have sufficient facilities to conduct our operations for the next twelve months, although we expect to lease additional facilities throughout the world as our business requires. For additional information regarding obligations under leases, see Note 14 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K under the subheading "Lease Obligations," which information is hereby incorporated by reference.

ITEM 3. LEGAL PROCEEDINGS

3dfx

On December 15, 2000, NVIDIA and one of our indirect subsidiaries entered into an Asset Purchase Agreement, or APA, to purchase certain graphics chip assets from 3dfx. The transaction closed on April 18, 2001. That acquisition, and 3dfx's October

2002 bankruptcy filing, led to four lawsuits against NVIDIA: two brought by 3dfx's former landlords, one by 3dfx's bankruptcy trustee and the fourth by a committee of 3dfx's equity security holders in the bankruptcy estate. The two landlord cases have been settled with payments from the landlords to NVIDIA, and the equity security holders lawsuit was dismissed with prejudice and no appeal was filed. Accordingly, only the bankruptcy trustee suit remains outstanding as more fully explained below.

In March 2003, the Trustee appointed by the Bankruptcy Court to represent 3dfx's bankruptcy estate served a complaint on NVIDIA asserting claims for, among other things, successor liability and fraudulent transfer and seeking additional payments from us. The Trustee's fraudulent transfer theory alleged that NVIDIA had failed to pay reasonably equivalent value for 3dfx's assets, and sought recovery of the difference between the $70 million paid and the alleged fair value, which the Trustee estimated to exceed $50 million. The Trustee's successor liability theory alleged NVIDIA was effectively 3dfx's legal successor and therefore was responsible for all of 3dfx's unpaid liabilities.

On October 13, 2005, the Bankruptcy Court heard the Trustee's motion for summary adjudication, and on December 23, 2005, denied that motion in all material respects and held that NVIDIA may not dispute that the value of the 3dfx transaction was less than $108 million. The Bankruptcy Court denied the Trustee's request to find that the value of the 3dfx assets conveyed to NVIDIA was at least $108 million.

In early November 2005, after several months of mediation, NVIDIA and the Official Committee of Unsecured Creditors, or the Creditors' Committee, agreed to a Plan of Liquidation of 3dfx, which included a conditional settlement of the Trustee's claims against us. This conditional settlement was subject to a confirmation process through a vote of creditors and the review and approval of the Bankruptcy Court. The conditional settlement called for a payment by NVIDIA of approximately $30.6 million to the 3dfx estate. Under the settlement, $5.6 million related to various administrative expenses and Trustee fees, and $25.0 million related to the satisfaction of debts and liabilities owed to the general unsecured creditors of 3dfx. Accordingly, during the three month period ended October 30, 2005, we recorded $5.6 million as a charge to settlement costs and $25.0 million as additional purchase price for 3dfx. The Trustee advised that he intended to object to the settlement. The conditional settlement never progressed substantially through the confirmation process.

On December 21, 2006, the Bankruptcy Court scheduled a trial for one portion of the Trustee's case against NVIDIA. On January 2, 2007, NVIDIA terminated the settlement agreement on grounds that the Bankruptcy Court had failed to proceed toward confirmation of the Creditors' Committee's plan. A non-jury trial began on March 21, 2007 on valuation issues in the Trustee's constructive fraudulent transfer claims against NVIDIA. Specifically, the Bankruptcy Court tried four questions: (1) what did 3dfx transfer to NVIDIA in the APA; (2) of what was transferred, what qualifies as "property" subject to the Bankruptcy Court's avoidance powers under the Uniform Fraudulent Transfer Act and relevant bankruptcy code provisions; (3) what is the fair market value of the "property" identified in answer to question (2); and (4) was the $70 million that NVIDIA paid "reasonably equivalent" to the fair market value of that property. The parties completed post-trial briefing on May 25, 2007.

On April 30, 2008, the Bankruptcy Court issued its Memorandum Decision After Trial, in which it provided a detailed summary of the trial proceedings and the parties' contentions and evidence and concluded that "the creditors of 3dfx were not injured by the Transaction." This decision did not entirely dispose of the Trustee's action, however, as the Trustee's claims for successor liability and intentional fraudulent conveyance were still pending. On June 19, 2008, NVIDIA filed a motion for summary judgment to convert the Memorandum Decision After Trial to a final judgment. That motion was granted in its entirety and judgment was entered in NVIDIA's favor on September 11, 2008. The Trustee filed a Notice of Appeal from that judgment on September 22, 2008, and on September 25, 2008, NVIDIA exercised its election to have the appeal heard by the United States District Court.

The District Court's hearing on the Trustee's appeal was held on June 10, 2009. On December 20, 2010, the District Court issued an Order affirming the Bankruptcy Court's entry of summary judgment in NVIDIA's favor. On January 19, 2011, the Trustee filed a Notice of Appeal to the United States Court of Appeals for the Ninth Circuit. Oral argument regarding the Appeal is currently scheduled for May 15, 2012.

While the conditional settlement reached in November 2005 never progressed through the confirmation process, the Trustee's case still remains pending on appeal. Accordingly, we have not reversed the accrual of $30.6 million - $5.6 million as a charge to settlement costs and $25.0 million as additional purchase price for 3dfx - that we recorded during the three months ended October 30, 2005, pending resolution of the appeal of the Trustee's case.

Rambus Inc.

On July 10, 2008, Rambus Inc. filed suit against NVIDIA, asserting patent infringement of 17 patents claimed to be owned by Rambus. Rambus seeks damages, enhanced damages and injunctive relief. The lawsuit was filed in the Northern District of

California in San Jose, California. On July 11, 2008, NVIDIA filed suit against Rambus in the Middle District of North Carolina asserting numerous claims, including antitrust and other claims. NVIDIA seeks damages, enhanced damages and injunctive relief. Rambus has since dropped two patents from its lawsuit in the Northern District of California. The two cases have been consolidated into a single proceeding in the San Francisco division of the Northern District of California. On April 13, 2009, the Court issued an order staying motion practice and allowing only certain document discovery to proceed. On February 11, 2011, the Court lifted the stay and ordered that discovery on other issues could proceed. The Court has since opened motion practice and discovery with respect to ten patents, referred to as the "Farmwald" and "Barth II" patents. Most of the "Farmwald" patents are also subject to patent reexamination requests. The Court has issued a scheduling order through the claim construction proceedings, currently scheduled for April 23 and 24, 2012. A case management conference is currently scheduled for May 18, 2012.

On November 6, 2008, Rambus filed a complaint alleging a violation of 19 U.S.C. Section 1337 based on a claim of patent infringement of nine Rambus patents against NVIDIA and 14 other respondents with the U.S. International Trade Commission, or ITC. Rambus has subsequently withdrawn four of the nine patents at issue. The complaint sought an exclusion order barring the importation of products that allegedly infringe the now five Rambus patents. The ITC instituted the investigation and a hearing was held October 13-20, 2009. The Administrative Law Judge issued an Initial Determination on January 22, 2010, which found the asserted claims of two patents in one patent family infringed but invalid, and the asserted claims of three patents in a separate patent family, valid, infringed and enforceable. This decision was reviewed by the ITC. The ITC issued a Final Decision on July 26, 2010. In its Final Decision, the ITC found that NVIDIA infringed three related patents and issued a limited exclusion order prohibiting import of certain NVIDIA products. NVIDIA is appealing certain aspects of the ruling that were unfavorable to NVIDIA. Rambus is also appealing certain aspects of the ruling that were unfavorable to Rambus. A hearing was held on October 6, 2011 and a decision regarding the appeal has not yet been issued.

On May 13, 2011, the Federal Circuit issued opinions in two related cases that address issues material to the disputes between Rambus and certain other parties in the ITC. Those opinions may positively affect NVIDIA's defenses in all of the cases brought against NVIDIA by Rambus. In those opinions, the Federal Circuit held Rambus destroyed documents when it had a legal duty to preserve them and that, if done in bad faith, Rambus is to bear the "heavy burden" to prove that NVIDIA suffered no prejudice in its ability to defend the cases brought against it by Rambus. In the ITC's Final Decision, despite finding Rambus acted in bad faith, the ITC incorrectly placed the burden on NVIDIA to prove actual prejudice. The Federal Circuit remanded both cases to the respective district courts for further proceedings consistent with its opinions. Those proceedings are currently underway.

NVIDIA also sought reexamination of the patents asserted in the ITC, as well as other patents, in the United States Patent and Trademark Office, or USPTO. Proceedings are underway with respect to all challenged patents. With respect to the claims asserted in the ITC, the USPTO has issued a preliminary ruling invalidating many of the claims. The USPTO issued "Right to Appeal Notices" for the three patents found by the administrative law judge to be valid, enforceable and infringed. In the Right to Appeal Notices, the USPTO Examiner has cancelled all asserted claims of one of the patents and allowed the asserted claims on the other two patents. Rambus and NVIDIA both sought review of the USPTO Examiner's adverse findings. On appeal, the Board of Patent Appeals and Interferences found the relevant claims of the three asserted "Barth I" patents subject to reexamination invalid.

Rambus has also been subject to an investigation in the European Union. NVIDIA was not a party to that investigation, but has sought to intervene in the appeal of the investigation. As a result of Rambus' commitments to resolve that investigation, for a period of five years from the date of the resolution, Rambus must now provide a license to memory controller manufacturers, sellers and/or companies that integrate memory controllers into other products. The license terms are set forth in a license made available on Rambus' website, or the Required Rambus License. On August 12, 2010, we entered into the Required Rambus License. Pursuant to the agreement, Rambus charges a royalty of (i) one percent of the net sales price per unit for certain memory controllers and (ii) two percent of the net sales price per unit for certain other memory controllers, provided that the maximum average net sales price per unit for these royalty bearing products shall be deemed not to exceed a maximum of $20. The agreement has a term until December 9, 2014. However, NVIDIA may terminate the agreement with thirty days prior written notice to Rambus. NVIDIA has already provided written notice to Rambus of its' intent to terminate effective immediately upon the removal of the ITC's limited exclusion order.

On December 1, 2010, Rambus filed a lawsuit against NVIDIA and several other companies alleging six claims for patent infringement. This lawsuit is pending in the Northern District of California and seeks damages, enhanced damages and injunctive relief. On the same day, Rambus filed a complaint with the ITC alleging that NVIDIA and several other companies violated 19 U.S.C. Section 1337 based on a claim of patent infringement of three Rambus patents. Rambus seeks exclusion of certain NVIDIA products from importation into the United States. The Northern District of California has stayed the case pending resolution of the ITC investigation. The asserted patents are related to each other, and the three patents in the ITC complaint are also at issue in the lawsuit pending in the Northern District of California. Many of the patents at issue in these lawsuits are also being challenged in Rambus' other disputes with NVIDIA. A hearing before an Administrative Law Judge of the ITC was held from October 12-20,

2011, and no ruling has been issued to date.

On February 7, 2012, NVIDIA and Rambus entered into a settlement agreement and a patent license agreement. The two agreements resolve all disputes between NVIDIA and Rambus. The parties are in the process of dismissing all lawsuits, appeals, and ITC actions to the maximum extent allowable by law.

Product Defect Litigation and Securities Cases

Product Defect Litigation

In September, October and November 2008, several putative consumer class action lawsuits were filed against us, asserting various claims arising from a weak die/packaging material set in certain versions of our previous generation products used in notebook configurations. Most of the lawsuits were filed in Federal Court in the Northern District of California, but three were filed in state court in California, in Federal Court in New York, and in Federal Court in Texas. Those three actions have since been removed or transferred to the United States District Court for the Northern District of California, San Jose Division, where all of the actions now are currently pending. The various lawsuits are titled Nakash v. NVIDIA Corp., Feinstein v. NVIDIA Corp., Inicom Networks, Inc. v. NVIDIA Corp. and Dell, Inc. and Hewlett Packard, Olivos v. NVIDIA Corp., Dell, Inc. and Hewlett Packard, Sielicki v. NVIDIA Corp. and Dell, Inc., Cormier v. NVIDIA Corp., National Business Officers Association, Inc. v. NVIDIA Corp., and West v. NVIDIA Corp. The First Amended Complaint was filed on October 27, 2008, which no longer asserted claims against Dell, Inc. The various complaints assert claims for, among other things, breach of warranty, violations of the Consumer Legal Remedies Act, Business & Professions Code sections 17200 and 17500 and other consumer protection statutes under the laws of various jurisdictions, unjust enrichment, and strict liability.

The District Court has entered orders deeming all of the above cases related under the relevant local rules. On December 11, 2008, NVIDIA filed a motion to consolidate all of the aforementioned consumer class action cases. On February 26, 2009, the District Court consolidated the cases, as well as two other cases pending against Hewlett Packard, under the caption "The NVIDIA GPU Litigation" and ordered the plaintiffs to file lead counsel motions by March 2, 2009. On March 2, 2009, several of the parties filed motions for appointment of lead counsel and briefs addressing certain related issues. On April 10, 2009, the District Court appointed Milberg LLP lead counsel. On May 6, 2009, the plaintiffs filed an Amended Consolidated Complaint, alleging claims for violations of California Business and Professions Code Section 17200, Breach of Implied Warranty under California Civil Code Section 1792, Breach of the Implied Warranty of Merchantability under the laws of 27 other states, Breach of Warranty under the Magnuson-Moss Warranty Act, Unjust Enrichment, violations of the New Jersey Consumer Fraud Act, Strict Liability and Negligence, and violation of California's Consumer Legal Remedies Act.

On August 19, 2009, we filed a motion to dismiss the Amended Consolidated Complaint, and the Court heard arguments on that motion on October 19, 2009. On November 19, 2009, the Court issued an order dismissing with prejudice plaintiffs causes of action for Breach of the Implied Warranty under the laws of 27 other states and unjust enrichment, dismissing with leave to amend plaintiffs' causes of action for Breach of Implied Warranty under California Civil Code Section 1792 and Breach of Warranty under the Magnuson-Moss Warranty Act, and denying NVIDIA's motion to dismiss as to the other causes of action. The Court gave plaintiffs until December 14, 2009 to file an amended complaint. On December 14, 2009, plaintiffs filed a Second Amended Consolidated Complaint, asserting claims for violations of California Business and Professions Code Section 17200, Breach of Implied Warranty under California Civil Code Section 1792, Breach of Warranty under the Magnuson-Moss Warranty Act, violations of the New Jersey Consumer Fraud Act, Strict Liability and Negligence, and violation of California's Consumer Legal Remedies Act. The Second Amended Complaint seeks unspecified damages. On January 19, 2010, we filed a motion to dismiss the Breach of Implied Warranty under California Civil Code Section 1792, Breach of Warranty under the Magnuson-Moss Warranty Act, and California's Consumer Legal Remedies Act claims in the Second Amended Consolidated Complaint. In addition, on April 1, 2010, Plaintiffs filed a motion to certify a class consisting of all people who purchased computers containing certain of our MCP and GPU products. On May 3, 2010, we filed an opposition to Plaintiffs' motion for class certification. A hearing on both motions was held on June 14, 2010. On July 16, 2010, the parties filed a stipulation with the District Court advising that, following mediation they had reached a settlement in principle in The NVIDIA GPU Litigation. The settlement in principle was subject to certain approvals, including final approval by the court. As a result of the settlement in principle, and the other estimated settlement, and offsetting insurance reimbursements, NVIDIA recorded a net charge of $12.7 million to sales, general and administrative expense during the second quarter of fiscal year 2011. In addition, a portion of the $181.2 million of additional charges we recorded against cost of revenue related to the weak die/packaging set during the second quarter of fiscal year 2011, relates to estimated additional repair and replacement costs related to the implementation of these settlements. On August 12, 2010, the parties executed a Stipulation and Agreement of Settlement and Release. On September 15, 2010, the Court issued an order granting preliminary approval of the settlement and providing for notice to the potential class members. The Final Approval Hearing was held on December 20, 2010, and on that same day the Court approved the settlement and entered Final Judgment over several objections. In January 2011, several objectors filed Notices of Appeal of the Final Judgment to the United States

Court of Appeals for the Ninth Circuit.

On February 28, 2011, a group of purported class members filed a motion with the District Court purporting to seek enforcement of the settlement. The Motion claimed that NVIDIA was not properly complying with its obligations under the settlement in connection with the remedies provided to purchasers of Hewlett-Packard computers included in the settlement. On March 4, 2011, NVIDIA and Class Counsel at Milberg LLP filed oppositions to the Motion. The Court held a hearing on March 28, 2011, and denied the Motion on May 2, 2011.

On July 22, 2011, a putative class action titled Granfield v. NVIDIA Corp. was filed in federal court in Massachusetts asserting claims for breach of implied warranties arising out of the weak die/packaging material set, on behalf of a class of consumers alleged to not be covered by the settlement approved by the California court in The NVIDIA GPU Litigation. On November 3, 2011 the action was transferred to the Northern District of California, San Francisco Division, based upon stipulation of the parties. On December 30, 2011, Plaintiff filed a First Amended Complaint asserting claims for violation of California Consumers Legal Remedies Act and Unfair Competition Law. On September 27, 2011, a second putative class action captioned Van der Maas v. NVIDIA Corp., et al., was filed in the Central District of California against NVIDIA, Asustek Computer Inc., and Asustek Computer International on behalf of certain consumers alleged not to be covered by the NVIDIA GPU settlement. This action asserts claims for violations of California's unfair competition laws, violation of California's Consumer Legal Remedies Act, negligence and strict liability, and violation of the Texas Business and Commerce Code Section 17.50. We intend to defend against the actions vigorously.

Securities Cases

In September 2008, three putative securities class actions, or the Actions, were filed in the United States District Court for the Northern District of California arising out of our announcements on July 2, 2008, that we would take a charge against cost of revenue to cover anticipated costs and expenses arising from a weak die/packaging material set in certain versions of our previous generation MCP and GPU products and that we were revising financial guidance for our second quarter of fiscal year 2009. The Actions purport to be brought on behalf of purchasers of NVIDIA stock and assert claims for violations of Sections 10(b) and 20 (a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. October 30, 2008, the Actions were consolidated under the caption In re NVIDIA Corporation Securities Litigation, Civil Action No. 08-CV-04260-JW (HRL). Lead Plaintiffs and Lead Plaintiffs' Counsel were appointed on December 23, 2008. On February 6, 2009, co-Lead Plaintiff filed a Writ of Mandamus with the Ninth Circuit Court of Appeals challenging the designation of co-Lead Plaintiffs' Counsel. On February 19, 2009, co-Lead Plaintiff filed with the District Court, a motion to stay the District Court proceedings pending resolution of the Writ of Mandamus by the Ninth Circuit. On February 24, 2009, Judge Ware granted the stay. On November 5, 2009, the Court of Appeals issued an opinion reversing the District Court's appointment of one of the lead plaintiffs' counsel, and remanding the matter for further proceedings. On December 8, 2009, the District Court appointed Milberg LLP and Kahn Swick & Foti, LLC as co-lead counsel.

On January 22, 2010, Plaintiffs filed a Consolidated Amended Class Action Complaint for Violations of the Federal Securities Laws, asserting claims for violations of Section 10(b), Rule 10b-5, and Section 20(a) of the Exchange Act. The consolidated complaint sought unspecified compensatory damages. We filed a motion to dismiss the consolidated complaint in March 2010 and a hearing was held on June 24, 2010 before Judge Seeborg. On October 19, 2010, Judge Seeborg granted our motion to dismiss with leave to amend. On December 2, 2010, co-Lead Plaintiffs filed a Second Consolidated Amended Complaint. We moved to dismiss the Second Consolidated Amended Complaint on February 14, 2011. Following oral argument, on October 12, 2011, Judge Seeborg granted our motion to dismiss without leave to amend, and on November 8, 2011, Plaintiffs filed a Notice of Appeal to the Ninth Circuit.

ITEM 4. MINE SAFETY DISCLOSURES

Not Applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the NASDAQ Global Select Market under the symbol NVDA. Public trading of our common stock began on January 22, 1999. Prior to that, there was no public market for our common stock. As of March 9, 2012, we had approximately 421 registered stockholders, not including those shares held in street or nominee name. The following table sets forth for the periods indicated the high and low sales price for our common stock as quoted on the NASDAQ Global Select Market:

	High	Low
Fiscal year ending January 27, 2013		
First Quarter (through March 9, 2012)	$ 16.90	$ 14.43
Fiscal year ended January 29, 2012		
Fourth Quarter	$ 16.05	$ 13.11
Third Quarter	$ 16.10	$ 11.47
Second Quarter	$ 20.52	$ 13.59
First Quarter	$ 26.17	$ 16.83
Fiscal year ended January 30, 2011		
Fourth Quarter	$ 25.05	$ 11.94
Third Quarter	$ 12.36	$ 8.65
Second Quarter	$ 15.88	$ 8.92
First Quarter	$ 18.34	$ 15.32

Dividend Policy

We have never paid and do not expect to pay cash dividends for the foreseeable future.

Issuer Purchases of Equity Securities

Our Board of Directors has authorized us, subject to certain specifications, to repurchase shares of our common stock up to an aggregate maximum amount of $2.7 billion through May 2013. The repurchases will be made from time to time in the open market, in privately negotiated transactions, or in structured stock repurchase programs, and may be made in one or more larger repurchases, in compliance with Rule 10b-18 of the Exchange Act, subject to market conditions, applicable legal requirements, and other factors. The program does not obligate NVIDIA to acquire any particular amount of common stock and the program may be suspended at any time at our discretion. As part of our share repurchase program, we have entered into, and we may continue to enter into, structured share repurchase transactions with financial institutions. These agreements generally require that we make an up-front payment in exchange for the right to receive a fixed number of shares of our common stock upon execution of the agreement, and a potential incremental number of shares of our common stock, within a pre-determined range, at the end of the term of the agreement.

We did not enter into any structured share repurchase transactions or otherwise purchase any shares of our common stock during the twelve months ended January 29, 2012. Through January 29, 2012, we have repurchased an aggregate of 90.9 million shares under our stock repurchase program for a total cost of $1.46 billion. As of January 29, 2012, we are authorized, subject to certain specifications, to repurchase shares of our common stock up to $1.24 billion through May 2013.

In addition to our Board authorized stock repurchases, we withhold common stock shares associated with net share settlements to cover tax withholding obligations upon the vesting of restricted stock unit awards under our equity incentive program. During the twelve months ending January 29, 2012, we withheld approximately 1.1 million shares at a total cost of $17.5 million through net share settlements. Please refer to Note 3 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for further discussion regarding our equity incentive plans.

Additionally, during fiscal year 2012, we granted approximately 6.4 million stock options and 7.3 million restricted stock units, or RSUs, under the 2007 Equity Incentive Plan. Please refer to Note 2 and Note 3 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for further information regarding stock-based compensation related to our March 2009 stock option purchase and related to equity awards granted under our equity incentive programs, respectively.

Stock Performance Graphs

The following graph compares the cumulative total stockholder return for our common stock, the S & P 500 Index and the S & P 500 Semiconductors Index for the five years ended January 29, 2012. The graph assumes that $100 was invested on January 28, 2007 in our common stock or on January 28, 2007 in each of the S & P 500 Index and the S & P Semiconductors Index. Total return assumes reinvestment of dividends in each of the indices indicated. We have never paid cash dividends on our common stock. Our results are calculated on fiscal year-end basis and each of the S & P 500 Index and the S & P Semiconductors Index are calculated on month-end basis. Total return is based on historical results and is not intended to indicate future performance.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among NVIDIA Corporation, the S&P 500 Index, and the S&P Semiconductors Index
$140
$120
$100
$80
$60
$40
$20
$0
1/28/07
1/27/08
1/25/09
1/31/10
1/30/11
1/29/12
NVIDIA Corporation
S&P 500
S&P Semiconductors

*$100 invested on 1/28/07 in stock or 1/31/07 in index, including reinvestment of dividends.
Indexes calculated on month-end basis.

	1/28/2007	1/27/2008	1/25/2009	1/31/2010	1/30/2011	1/29/2012
NVIDIA Corporation	$ 100.00	$ 118.92	$ 36.75	$ 73.36	$ 113.25	$ 71.07
S & P 500	$ 100.00	$ 97.69	$ 59.95	$ 79.82	$ 97.53	$ 101.64
S & P Semiconductors	$ 100.00	$ 93.19	$ 55.86	$ 87.69	$ 114.44	$ 121.68

The following graph compares the cumulative total stockholder return for our common stock, the S & P 500 Index and the S & P 500 Semiconductors Index for the period commencing with our initial public offering through the year ended January 29, 2012. The graph assumes that $100 was invested at our initial public offering on January 21, 1999 in our common stock or on December 31, 1998 in each of the S & P 500 Index and the S & P Semiconductors Index. Total return assumes reinvestment of dividends in each of the indices indicated. We have never paid cash dividends on our common stock. Our results are calculated on fiscal year-end basis and each of the S & P 500 Index and the S & P Semiconductors Index are calculated on month-end basis. Total return is based on historical results and is not intended to indicate future performance.

COMPARISON OF 13 YEAR CUMULATIVE TOTAL RETURN*

Among NVIDIA Corporation, the S&P 500 Index, and the S&P Semiconductors Index



$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
1/21/99
1/30/00
1/28/01
1/27/02
1/26/03
1/25/04
1/30/05
1/29/06
1/28/07
1/27/08
1/25/09
1/31/10
1/30/11
1/29/12
NVIDIA Corporation
S&P 500
S&P Semiconductors

*$100 invested on 1/21/99 in stock or 12/31/98 in index, including reinvestment of dividends.
Indexes calculated on month-end basis.

	1/21/1999	1/30/2000	1/28/2001	1/27/2002	1/26/2003	1/25/2004	1/30/2005	1/29/2006	1/28/2007	1/27/2008	1/25/2009	1/31/2010	1/30/2011	1/29/2012
NVIDIA Corporation	100.00	311.46	846.88	2,182.33	339.00	769.67	762.67	1,541.67	2,098.00	2,495.00	771.00	1,539.00	2,376.00	1,491.00
S&P 500	100.00	114.96	113.93	95.53	73.54	98.97	105.13	116.05	132.89	129.82	79.67	106.07	129.61	138.08
S&P Semi-conductors	100.00	180.33	145.17	112.96	50.00	99.52	74.79	86.48	81.43	75.88	45.49	71.41	93.19	99.08

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with our financial statements and the notes thereto, and with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." The consolidated statements of operations data for the years ended January 29, 2012, January 30, 2011 and January 31, 2010 and the consolidated balance sheet data as of January 29, 2012 and January 30, 2011 have been derived from and should be read in conjunction with our audited consolidated financial statements and the notes thereto included in Part IV, Item 15 in this Annual Report on Form 10-K. We operate on a 52 or 53-week year, ending on the last Sunday in January. Fiscal years 2012, 2011, 2009 and 2008 were 52-week years, while fiscal year 2010 was a 53-week year.

	Year Ended				
	January 29, 2012	January 30, 2011 (A,B)	January 31, 2010 (A,C)	January 25, 2009 (A,D)	January 27, 2008
	(In thousands, except per share data)				
Consolidated Statement of Operations Data:					
Revenue	$ 3,997,930	$ 3,543,309	$ 3,326,445	$ 3,424,859	$ 4,097,860
Income (loss) from operations	$ 648,299	$ 255,747	$ (98,945)	$ (70,700)	$ 836,346
Net income (loss)	$ 581,090	$ 253,146	$ (67,987)	$ (30,041)	$ 797,645
Basic net income (loss) per share	$ 0.96	$ 0.44	$ (0.12)	$ (0.05)	$ 1.45
Diluted net income (loss) per share	$ 0.94	$ 0.43	$ (0.12)	$ (0.05)	$ 1.31
Shares used in basic per share computation	603,646	575,177	549,574	548,126	550,108
Shares used in diluted per share computation	616,371	588,684	549,574	548,126	606,732

	Year Ended				
	January 29, 2012 (E)	January 30, 2011	January 31, 2010	January 25, 2009	January 27, 2008
	(In thousands, except per share data)				
Consolidated Balance Sheet Data:					
Cash, cash equivalents and marketable securities	$ 3,129,576	$ 2,490,563	$ 1,728,227	$ 1,255,390	$ 1,809,478
Total assets	$ 5,552,928	$ 4,495,246	$ 3,585,918	$ 3,350,727	$ 3,747,671
Capital lease obligations, less current portion	$ 21,439	$ 23,389	$ 24,450	$ 25,634	$ —
Total stockholders' equity	$ 4,145,724	$ 3,181,462	$ 2,665,140	$ 2,394,652	$ 2,617,912
Cash dividends declared per common share	$ —	$ —	$ —	$ —	$ —

(A) We recorded a net warranty charge of $193.9 million, $94.0 million and $188.0 million, during fiscal years 2011, 2010 and 2009, respectively, which reduced income from operations to cover anticipated customer warranty, repair, return, replacement and other costs arising from a weak die/packaging material set used in certain versions of our previous generation MCP and GPU products shipped after July 2008 and used in notebook configurations.

(B) On January 10, 2011, we entered into a new six-year cross licensing agreement with Intel and also mutually agreed to settle all outstanding legal disputes. For accounting purposes, the fair valued benefit prescribed to the settlement portion was $57.0 million, which was recorded within income from operations in fiscal year 2011.

(C) Fiscal year 2010 includes impact of charge for a tender offer to purchase an aggregate of 28.5 million outstanding stock options for a total cash payment of $78.1 million. As a result of the tender offer, we incurred a charge of $140.2 million, consisting of the remaining unamortized stock-based compensation expenses associated with the unvested portion of the options tendered in the offer, stock-based compensation expense resulting from amounts paid in excess of the fair value of the underlying options, plus associated payroll taxes and professional fees.

(D) Fiscal year 2009 includes $18.9 million for a non-recurring charge resulting from the termination of a development contract related to a new campus construction project we have put on hold and $8.0 million for restructuring charges.

(E) On June 10, 2011, we completed the acquisition of Icera, Inc. for total cash consideration of $352.2 million, and recorded goodwill of $271.2 million.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Item 1A. Risk Factors", "Item 6. Selected Financial Data", our Consolidated Financial Statements and related Notes thereto, as well as other cautionary statements and risks described elsewhere in this Annual Report on Form 10-K, before deciding to purchase, hold or sell shares of our common stock.

Overview

Our Company

NVIDIA is known to millions around the world for creating the graphics chips that make their PC amazing when playing games or making home movies. With the invention of the GPU, we brought forth to the world the power of computer graphics. Today, we reach well beyond PC graphics. Our energy-efficient processors power a broad range of products, from smart phones to supercomputers. Our mobile processors are used in cell phones, tablets and auto infotainment systems. PC gamers rely on our GPUs to enjoy visually immersive worlds. Designers use them to create visual effects in movies and create everything from golf clubs to jumbo jets. And researchers utilize GPUs to push the frontiers of science with high-performance computing. NVIDIA has nearly 5,000 patents granted and pending worldwide, including many inventions essential to modern computing.

NVIDIA solutions are based on two important technologies: the GPU and the mobile processor. Both are highly complex chips, designed by NVIDIA engineers, and manufactured for us by a third party chip foundry. GPUs are the engines of visual computing, a field that includes computer graphics, image processing, to computer vision. Visual computing is the science and art of using computers to understand, create, and enhance images. One of the most complex processors ever created, the most advanced GPUs contain billions of transistors and require thousands of man years to create. We have three GPU product brands: GeForce, which creates amazing visual experiences for gamers; Quadro, the standard in visual computing for designers and digital artists; and Tesla, which accelerates applications for scientists and researchers.

Mobile processors incorporate CPU and GPU technologies to deliver an entire computer system on a single chip, or system-on-chip. Modern mobile processors are remarkable in their computing capabilities yet consume a hundred times less energy than a typical PC. Tegra is our mobile processor and is built for applications ranging from smartphones, tablets, and notebook PCs to TVs and cars. We believe energy-efficient mobile computing will revolutionize how computers are used in our lives. Tegra is a major new growth business for us.

We were incorporated in California in April 1993 and reincorporated in Delaware in April 1998. Our headquarter facilities are in Santa Clara, California.

Reporting Segments

We have three primary financial reporting segments - GPU Business; Professional Solutions Business, or PSB; and Consumer Products Business, or CPB.

Reporting Segments	Primary Revenue Sources
GPU	· GeForce discrete graphics and chipset products and notebook PCs · Licensing fees from Intel Corporation · Memory products
PSB	· Quadro professional workstation products · Tesla high-performance computing products
CPB	· Tegra mobile products · Icera baseband processors and RF transceivers for mobile connectivity · Royalty license fees and other revenue related to video game consoles · GPU and Tegra products in embedded products and automobiles

Recent Developments, Future Objectives and Challenges

GPU Business

Our GeForce GPUs power PCs made by or distributed by most PC original equipment manufacturers, or OEMs in the world. We launched over 30 GPUs in fiscal year 2012.We expect the release of our new Kepler architecture to continue the growth in our GPU business. The power efficiency of our Kepler architecture provides a significant differentiator.

We ceased development of future chipset products based on the technology of the media and communications processor, or MCP, in the first quarter of fiscal 2011 and expect MCP chipset revenue in fiscal 2013 to be immaterial. Our MCP chipsets primarily comprised of our ION motherboard GPUs, a product reaching the end of its life cycle.

Professional Solutions Business

In fiscal year 2012, we launched Project Maximus, which uses the compute power of Tesla with the visualization power of Quadro to merge the design and simulation stages into one workstation. Traditionally, the design and simulation stages of new product development have been separate, requiring the designer to hand over to a simulation expert and wait for the results before revising their design. Combining the processes greatly reduces the time for each iteration. "Simulation", in this context, can mean verifying a plastic component is capable of manufacture by modeling the injection of molten plastic into a mold, determining a product is strong enough through a stress simulation, or generating a photorealistic image of a consumer product by simulating the path of light through and across it.

There are now 35 computers in the Top500 list of supercomputers based on Tesla GPUs, up from 10 last year, and Oak Ridge National Labs announced in 2011 that Titan, its next supercomputer, will be built with 18,000 Tesla GPUs and is planned to be the world's fastest computer when it goes live in 2012. At the GPU Technology Conference Asia in December 2011, we announced that CUDA, our parallel programming architecture, would be part of programming courses at 200 universities across China, potentially generating up to 20,000 additional Tesla programmers every year.

Consumer Products Business

During fiscal year 2012, we launched Tegra 3, the world's first quad-core mobile computing chip, bringing PC levels of performance within the power envelope of a cellular phone chip. Tegra 3 includes several unique innovations, including its variable symmetric multiprocessing architecture with companion core which enables extremely low-power operation during the majority of use cases, and PRISM, which increases battery life during video playback by 40%. Another notable innovation is DirectTouch, which significantly improves the responsiveness of touch-screen user interfaces on devices and simultaneously reduces costs for the device manufacturer. Our software expertise makes both of these inventions completely transparent to the operating system; that is, neither the operating system nor the application developer has to know about them for users to benefit from them.

Tegra 3 is currently available to consumers in the Asus Transformer Prime, with additional products expected throughout calendar year 2012. Tegra 3 phones have been announced by HTC, LG, Fujitsu, ZTE and Tianyu. Tegra 3 tablets have been announced from ASUS, Acer, Fujitsu, Lenovo, Toshiba and ZTE and we continue to work with a number of other device makers on Tegra 3-powered devices.

In addition, ZTE, the world's fourth-largest cell phone manufacturer, has announced the first phone to use an Icera baseband processor. The ZTE Mimosa X uses Tegra 2 and the Icera i450 baseband processor to deliver superphone performance to the large and rapidly growing mainstream market in China.

During the second quarter of fiscal year 2012, we completed the acquisition of Icera, an innovator of baseband processors for 3G and 4G cellular phones and tablets. Icera's technology uses a custom-built, low-power processor and a software-based baseband which assist manufacturers to develop multiple products from a common platform, reduce development costs and accelerate time to market. Icera's high-speed wireless modem products have been approved by more than 50 carriers across the globe. In addition to leveraging on the existing Icera business, the objective of the acquisition is to accelerate and enhance the combination of our application processor with Icera's baseband processor for use in mobile devices such as smartphone and tablets. Please refer to Note 7 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for additional information regarding this business combination.

Critical Accounting Policies and Estimates

Management's discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, cost of revenue, expenses and related disclosure of contingencies. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, cash equivalents and marketable securities, accounts receivable, inventories, income taxes, goodwill, stock-based compensation, warranty liabilities, litigation, investigation and settlement costs and other contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

We believe the following critical accounting policies affect our significant judgments and estimates used in the preparation of our consolidated financial statements. Our management has discussed the development and selection of these critical accounting policies and estimates with the Audit Committee of our Board of Directors, or Board. The Audit Committee has reviewed our disclosures relating to our critical accounting policies and estimates in this Annual Report on Form 10-K.

Revenue Recognition

Product Revenue

We recognize revenue from product sales when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed or determinable and collection is reasonably assured. For most sales, we use a binding purchase order and in certain cases we use a contractual agreement as evidence of an arrangement. We consider delivery to occur upon shipment provided title and risk of loss have passed to the customer based on the shipping terms. At the point of sale, we assess whether the arrangement fee is fixed or determinable and whether collection is reasonably assured. If we determine that collection of a fee is not reasonably assured, we defer the fee and recognize revenue at the time collection becomes reasonably assured, which is generally upon receipt of payment.

Our policy on sales to certain distributors, with rights of return, is to defer recognition of revenue and related cost of revenue until the distributors resell the product, as the level of returns cannot be reasonably estimated.

Our customer programs primarily involve rebates, which are designed to serve as sales incentives to resellers of our products in various target markets. We accrue for 100% of the potential rebates and do not apply a breakage factor. We recognize a liability for these rebates at the later of the date at which we record the related revenue or the date at which we offer the rebate. Rebates typically expire six months from the date of the original sale, unless we reasonably believe that the customer intends to claim the rebate. Unclaimed rebates are reversed to revenue.

Our customer programs also include marketing development funds, or MDFs. We account for MDFs as either a reduction of revenue or an operating expense, depending on the nature of the program. MDFs represent monies paid to retailers, system builders, original equipment manufacturers, or OEMs, distributors and add-in card partners that are earmarked for market segment development and expansion and typically are designed to support our partners' activities while also promoting NVIDIA products. Depending on market conditions, we may take actions to increase amounts offered under customer programs, possibly resulting in an incremental reduction of revenue at the time such programs are offered.

We also record a reduction to revenue by establishing a sales return allowance for estimated product returns at the time revenue is recognized, based primarily on historical return rates. However, if product returns for a particular fiscal period exceed historical return rates we may determine that additional sales return allowances are required to properly reflect our estimated exposure for product returns.

License and Development Revenue

For license arrangements that require significant customization of our intellectual property components, we generally recognize this license revenue over the period that services are performed. For most license and service arrangements, we determine progress to completion based on actual direct labor hours incurred to date as a percentage of the estimated total direct labor hours required to complete the project. We periodically evaluate the actual status of each project to ensure that the estimates to complete each contract remain accurate. A provision for estimated losses on contracts is made in the period in which the loss becomes probable

and can be reasonably estimated. Costs incurred in advance of revenue recognized are recorded as deferred costs on uncompleted contracts. If the amount billed exceeds the amount of revenue recognized, the excess amount is recorded as deferred revenue. Revenue recognized in any period is dependent on our progress toward completion of projects in progress. Significant management judgment and discretion are used to estimate total direct labor hours. Any changes in or deviations from these estimates could have a material effect on the amount of revenue we recognize in any period.

For license arrangements that do not require significant customization but where we are obligated to provide further deliverables over the term of the license agreement, we record revenue over the of life of the license term, with consideration received in advance of the performance period classified as deferred revenue.

Royalty revenue is recognized related to the distribution or sale of products that use our technologies under license agreements with third parties. We recognize royalty revenue upon receipt of a confirmation of earned royalties and when collectability is reasonably assured from the applicable licensee.

Accounts Receivable

We maintain an allowance for doubtful accounts receivable for estimated losses resulting from the inability of our customers to make required payments. Management determines this allowance, which consists of an amount identified for specific customer issues as well as an amount based on overall estimated exposure. Our accounts receivable are highly concentrated and make us vulnerable to adverse changes in our customers businesses, and to downturns in the industry and the worldwide economy. Our overall estimated exposure excludes significant amounts that are covered by credit insurance and letters of credit. If the financial condition of our customers, the financial institutions providing letters of credit, or our credit insurance carrier were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required that could adversely affect our operating results. This risk is heightened during periods when economic conditions worsen, such as the when the worldwide economy is experiencing a significant downturn. The financial turmoil that affected the banking system and financial markets and increased the risk that financial institutions mighty consolidate or go out of business resulted in a tightening in the credit markets, a lower than normal level of liquidity in many financial markets, and extreme volatility in fixed income, credit, currency and equity markets. There could be a number of follow-on effects from this type of credit crisis on our business, including inability of customers, including channel partners, to obtain credit to finance purchases of our products and/or customer, insolvencies and failure of financial institutions, which could negatively impact our financial results. Furthermore, there can be no assurance that we will be able to continue to obtain credit insurance in the future.

As of January 29, 2012, our allowance for doubtful accounts receivable was $0.9 million and our gross accounts receivable balance was $363.6 million. Of the $363.6 million, $84.8 million was covered by credit insurance and $12.4 million was covered by letters of credit. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required and we may have to record additional reserves or write-offs on certain sales transactions in the future. Factors impacting the allowance include the level of gross receivables, the financial condition of our customers and the extent to which balances are covered by credit insurance or letters of credit. We have incurred cumulative bad debts of $0.2 million over the last three fiscal years. As a result of our low bad debt experience, our allowance for doubtful accounts receivable has ranged between 0.2% and 0.3% during fiscal years 2012 and 2011. As of January 29, 2012, our allowance for doubtful accounts receivable represented 0.3% of our gross accounts receivable balance.

Inventories

Inventory cost is computed on an adjusted standard basis, which approximates actual cost on an average or first-in, first-out basis. Inventory costs consist primarily of the cost of semiconductors purchased from subcontractors, including wafer fabrication, assembly, testing and packaging, manufacturing support costs, including labor and overhead associated with such purchases, final test yield fallout, inventory provisions and shipping costs. We write down our inventory to the lower of cost or estimated market value. Obsolete or unmarketable inventory is completely written off based upon assumptions about future demand, future product purchase commitments, estimated manufacturing yield levels and market conditions. If actual market conditions are less favorable than those projected by management, or if our current inventory or future product purchase commitments to our suppliers exceed our forecasted future demand for such products, additional future inventory write-downs may be required that could adversely affect our operating results. Inventory reserves once established are not reversed until the related inventory has been sold or scrapped. If actual market conditions are more favorable than expected and we sell products that we have previously written down, our reported gross margin would be favorably impacted.

As of January 29, 2012, our inventory reserve was $110.1 million. As a percentage of our gross inventory balance, our inventory reserve has ranged between 15.0% and 30.6% during fiscal years 2012 and 2011. As of January 29, 2012, our inventory reserve represented 24.4% of our gross inventory balance.

Warranty Liabilities

Cost of revenue includes the estimated cost of product warranties that are calculated at the point of revenue recognition. Under limited circumstances, we may offer an extended limited warranty to customers for certain products. Our products are complex and may contain defects or experience failures due to any number of issues in design, fabrication, packaging, materials and/or use within a system. If any of our products or technologies contains a defect, compatibility issue or other error, we may have to invest additional research and development efforts to find and correct the issue. Such efforts could divert our management's and engineers' attention from the development of new products and technologies and could increase our operating costs and reduce our gross margin. In addition, an error or defect in new products or releases or related software drivers after commencement of commercial shipments could result in failure to achieve market acceptance or loss of design wins. Also, we may be required to reimburse customers, including our customers' costs to repair or replace products in the field. A product recall or a significant number of product returns could be expensive, damage our reputation and could result in the shifting of business to our competitors. Costs associated with correcting defects, errors, bugs or other issues could be significant and could materially harm our financial results.

As of January 29, 2012, we recorded a total cumulative net charge of $475.9 million, of which $466.4 million has been charged against cost of revenue and the remainder has been charged to sales, general and administrative to cover customer warranty, repair, return, replacement and other costs arising from a weak die/packaging material set in certain versions of our previous generation MCP and GPU products used in notebook configurations. Included in the charge are the costs of implementing a settlement with the plaintiffs of a putative consumer class action lawsuit related to this same matter and other related estimated consumer class action settlements.

Determining the amount of the warranty charges related to this issue required management to make estimates and judgments based on historical experience, test data and various other assumptions including estimated field failure rates that we believe to be reasonable under the circumstances. The results of these judgments formed the basis for our estimate of the total charge to cover anticipated customer warranty, repair, return and replacement and other associated costs. However, if actual repair, return, replacement and other associated costs and/or actual field failure rates exceed our estimates, we may be required to record additional reserves, which would increase our cost of revenue and materially harm our financial results.

Income Taxes

We recognize federal, state and foreign current tax liabilities or assets based on our estimate of taxes payable or refundable in the current fiscal year by tax jurisdiction. We recognize federal, state and foreign deferred tax assets or liabilities, as appropriate, for our estimate of future tax effects attributable to temporary differences and carryforwards; and we record a valuation allowance to reduce any deferred tax assets by the amount of any tax benefits that, based on available evidence and judgment, are not expected to be realized.

United States income tax has not been provided on earnings of our non-U.S. subsidiaries to the extent that such earnings are considered to be indefinitely reinvested.

Our calculation of current and deferred tax assets and liabilities is based on certain estimates and judgments and involves dealing with uncertainties in the application of complex tax laws. Our estimates of current and deferred tax assets and liabilities may change based, in part, on added certainty or finality to an anticipated outcome, changes in accounting standards or tax laws in the United States, or foreign jurisdictions where we operate, or changes in other facts or circumstances. In addition, we recognize liabilities for potential United States and foreign income tax contingencies based on our estimate of whether, and the extent to which, additional taxes may be due. If we determine that payment of these amounts is unnecessary or if the recorded tax liability is less than our current assessment, we may be required to recognize an income tax benefit or additional income tax expense in our financial statements, accordingly.

As of January 29, 2012, we had a valuation allowance of $212.3 million related to state and certain foreign deferred tax assets that management determined are not likely to be realized due, in part, to projections of future taxable income and potential utilization limitations of tax attributes acquired as a result of stock ownership changes. To the extent realization of the deferred tax assets becomes more-likely-than-not, we would recognize such deferred tax asset as an income tax benefit during the period.

Our deferred tax assets do not include the excess tax benefit related to stock-based compensation that are a component of our federal and state net operating loss and research tax credit carryforwards in the amount of $526.0 million as of January 29, 2012. Consistent with prior years, the excess tax benefit reflected in our net operating loss and research tax credit carryforwards will be accounted for as a credit to stockholders' equity, if and when realized. In determining if and when excess tax benefits have been realized, we have elected to utilize the with-and-without approach with respect to such excess tax benefits. We have also elected to ignore the indirect tax effects of stock-based compensation deductions for financial and accounting reporting purposes, and specifically to recognize the full effect of the research tax credit in income from continuing operations.

We recognize the benefit from a tax position only if it is more-likely-than-not that the position would be sustained upon audit based solely on the technical merits of the tax position. Our policy is to include interest and penalties related to unrecognized tax benefits as a component of income tax expense. Please refer to Note 15 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for additional information.

Goodwill

Goodwill is subject to our annual impairment test during the fourth quarter of our fiscal year, or earlier if indicators of potential impairment exist, using a fair value-based approach based on either a qualitative or a quantitative assessment. Our impairment review process compares the fair value of the reporting unit in which the goodwill resides to its carrying value. We determined that our reporting units are equivalent to our operating segments, or components of an operating segment, for the purposes of completing our goodwill impairment test. Determining the number of reporting units and the fair value of a reporting unit requires us to make judgments and involves the use of significant estimates and assumptions. We also make judgments and assumptions in allocating assets and liabilities to each of our reporting units. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain.

Effective the fourth quarter of fiscal year 2012, we early adopted an accounting standard update, commonly referred to the step zero approach, which allows us to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. For reporting units in which the qualitative assessment concludes it is more likely than not that the fair value is more than its carrying value, the amended guidance eliminates the requirement to perform further goodwill impairment testing. For those reporting units where significant change or event occurs, and where potential impairment indicators exist, we continue to utilize a two-step quantitative assessment to testing goodwill for impairment. The first step tests for possible impairment by applying a fair value-based test. In computing fair value of our reporting units, we use estimates of future revenues, costs and cash flows from such units. The second step, if necessary, measures the amount of such impairment by applying fair value-based tests to individual assets and liabilities.

Qualitative Assessment

In considering the step zero approach to testing goodwill for impairment, we perform a qualitative analysis evaluating factors including, but not limited to, macro economic conditions, market and industry conditions, competitive environment, operational stability and the overall financial performance of the reporting units including cost factors and budgeted-to-actual revenue results.

During the fourth quarter of fiscal year 2012, we utilized a qualitative analysis for several reporting units where no significant change occurred and no potential impairment indicators existed since the previous annual evaluation of goodwill and concluded it is more likely than not that the fair value is more than its carrying value on a reporting unit basis.

Our next annual evaluation of the goodwill by reporting unit will be performed during the fourth quarter of fiscal year 2013. If we were to encounter challenging economic conditions, such as a decline in our operating results, an unfavorable industry or macroeconomic environment, a substantial decline in our stock price, or any other adverse change in market conditions, we may be required to perform the two-step quantitative goodwill impairment analysis. In addition, if such conditions have the effect of changing one of the critical assumptions or estimates we use to calculate the value of our goodwill, we may be required to record goodwill impairment charges in future periods, whether in connection with our next annual impairment assessment or prior to that, if any triggering event occurs outside of the quarter during which the annual goodwill impairment assessment is performed. It is not possible at this time to determine if any such future impairment charge would result or, if it does, whether such charge would be material to our results of operations.

Quantitative Assessment

We utilized a quantitative assessment to test goodwill impairment for one reporting unit during the fourth quarter of fiscal year 2012 and concluded that there was no impairment as the fair value of our reporting unit exceeded its carrying value by approximately 30%. This assessment was based upon a discounted cash flow analysis and an analysis of market comparables.

Our estimates of cash flow were based upon, among other things, certain assumptions about expected future operating performance, such as revenue growth rates, operating margins, risk-adjusted discount rates, and future economic and market conditions. Our estimates of discounted cash flow may differ from actual cash flow due to, among other things, economic conditions, changes to our business model or changes in operating performance. Additionally, certain estimates of discounted cash flow involve businesses with limited financial history and developing revenue models, which increases the risk of differences between the projected and actual performance. The long-term financial forecasts that we utilize represent the best estimate that we have at this time and we believe that its underlying assumptions are reasonable. Significant differences between our estimates and actual cash flow could materially affect our future financial results, which could impact our future estimates of the fair value of our reporting unit. Determining the fair value of our reporting unit also requires us to use judgment in the selection of appropriate market comparables.

Any significant reductions in the actual amount of cash flows realized by our reporting unit, reductions in the value of market comparables, or reductions in our market capitalization could impact future estimates of the fair value of our reporting unit. Such events could ultimately result in a charge to our earnings in future periods due to the potential for a write-down of the goodwill associated with our reporting unit.

Cash Equivalents and Marketable Securities

Cash equivalents consist of financial instruments which are readily convertible into cash and have original maturities of three months or less at the time of acquisition. Marketable securities consist primarily of highly liquid investments with maturities of greater than three months when purchased. We generally classify our marketable securities at the date of acquisition as available-for- sale. These securities are reported at fair value with the related unrealized gains and losses included in accumulated other comprehensive income (loss), a component of stockholder's equity, net of tax. Any unrealized losses which are considered to be other-than-temporary impairments are recorded in the other income (expense) section of our consolidated statements of operations. Realized gains (losses) on the sale of marketable securities are determined using the specific-identification method and recorded in the other income (expense) section of our consolidated statements of operations. Please refer to Note 10 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K. We measure our cash equivalents and marketable securities at fair value. The fair values of our financial assets and liabilities are determined using quoted market prices of identical assets or quoted market prices of similar assets from active markets. Our Level 1 assets consist of our money market funds. We classify securities within Level 1 assets when the fair value is obtained from real time quotes for transactions in active exchange markets involving identical assets. Our available-for- sale securities are classified as having Level 2 inputs. Our Level 2 assets are valued utilizing a market approach where the market prices of similar assets are provided by a variety of independent industry standard data providers to our investment custodian. Most of our cash equivalents and marketable securities are valued based on Level 2 inputs. We do not have any investment classified as Level 3 as of January 29, 2012.

All of our available-for-sale investments are subject to a periodic impairment review. We record a charge to earnings when a decline in fair value is significantly below cost basis and judged to be other-than-temporary, or have other indicators of impairments. If the fair value of an available-for-sale debt instrument is less than its amortized cost basis, an other-than - temporary impairment is triggered in circumstances where (1) we intend to sell the instrument, (2) it is more likely than not that we will be required to sell the instrument before recovery of its amortized cost basis, or (3) a credit loss exists where we do not expect to recover the entire amortized cost basis of the instrument. If we intend to sell or it is more likely than not that we will be required to sell the available-for-sale debt instrument before recovery of its amortized cost basis, we recognize an other-than- temporary impairment in earnings equal to the entire difference between the debt instruments' amortized cost basis and its fair value. For available-for-sale debt instruments that are considered other-than-temporarily impaired due to the existence of a credit loss, if we do not intend to sell and it is more likely than not that we will be required to sell the instrument before recovery of its remaining amortized cost basis (amortized cost basis less any current-period credit loss), we separate the amount of the impairment into the amount that is credit related and the amount due to all other factors. The credit loss component is recognized in earnings.

Stock-based Compensation

Our stock-based compensation cost for equity awards is measured at grant date, based on the fair value of the awards, and is recognized as expense over the requisite employee service period. We recognize stock-based compensation expense using the straight-line attribution method. We estimate the fair value of employee stock options on the date of grant using a binomial model and we use the closing trading price of our common stock on the date of grant as the fair value of awards of restricted stock units, or RSUs. The determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, vesting schedules, death and disability probabilities, expected volatility and risk-free interest. Our management has determined that the use of implied volatility is expected to be more reflective of market conditions and, therefore, can reasonably be expected to be a better indicator of our expected volatility than historical volatility. The risk-free interest rate assumption is based upon observed interest rates appropriate for the term of our employee stock options. The dividend yield assumption is based on the history and expectation of dividend payouts. We began segregating options into groups for employees with relatively homogeneous exercise behavior in order to calculate the best estimate of fair value using the binomial valuation model.

Using the binomial model, we estimated the fair value of the stock options granted under our stock option plans using the following assumptions during the fiscal year ended January 29, 2012:

Weighted average expected life of stock options (in years)	3.0-5.4
Risk free interest rate	1.9%-3.8%
Volatility	46%-65%
Dividend yield	—

Accounting standards also require forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on our historical experience. If factors change and we employ different assumptions in the application of accounting standards in future periods, the compensation expense that we record under these accounting standards may differ significantly from what we have recorded in the current period.

Our stock-based compensation expense for employee stock purchase plan is recognized using an accelerated amortization method. We used the Black-Scholes model to estimate the fair value of shares issued under our employee stock purchase plan during the fiscal year ended January 29, 2012, using the following assumptions:

Weighted average expected life of stock options (in years)	0.5-2.0
Risk free interest rate	0.1%-0.7%
Volatility	57%-61%
Dividend yield	—

Litigation, Investigation and Settlement Costs

From time to time, we are involved in legal actions and/or investigations by regulatory bodies. We are aggressively defending our current litigation matters for which we are responsible. However, there are many uncertainties associated with any litigation or investigations, and we cannot be certain that these actions or other third-party claims against us will be resolved without costly litigation, fines and/or substantial settlement payments. If that occurs, our business, financial condition and results of operations could be materially and adversely affected. If information becomes available that causes us to determine that a loss in any of our pending litigation, investigations or settlements is probable, and we can reasonably estimate the loss associated with such events, we will record the loss in accordance with U.S.GAAP. However, the actual liability in any such litigation or investigations may be materially different from our estimates, which could require us to record additional costs.

Results of Operations

The following table sets forth, for the periods indicated, certain items in our consolidated statements of operations expressed as a percentage of revenue.

	Year Ended		
	January 29, 2012	January 30, 2011	January 31, 2010
Revenue	100.0%	100.0%	100.0 %
Cost of revenue	48.6	60.2	64.6
Gross profit	51.4	39.8	35.4
Operating expenses:			
Research and development	25.1	24.0	27.3
Sales, general and administrative	10.1	10.2	11.0
Restructuring charges and other	—	—	—
Legal settlement	—	(1.6)	—
Total operating expenses	35.2	32.6	38.3
Income (loss) from operations	16.2	7.2	(2.9)
Interest and other income, net	0.4	0.4	0.5
Income (loss) before income taxes	16.6	7.6	(2.4)
Income tax expense (benefit)	2.1	0.5	(0.4)
Net income (loss)	14.5%	7.1%	(2.0)%

Fiscal Years Ended January 29, 2012, January 30, 2011, and January 31, 2010

Revenue

Fiscal Year 2012 vs. Fiscal Year 2011

Revenue was $4.00 billion for fiscal year 2012 and $3.54 billion for fiscal year 2011, an increase of 12.8%. A discussion of our revenue results for each of our reporting segments is as follows:

GPU Business. GPU Business revenue was $2.54 billion for fiscal year 2012 compared to $2.52 billion for fiscal year 2011. The increase is primarily attributable to revenue from the cross licensing agreement with Intel and increased desktop and notebook product revenue. The increase in desktop and notebook revenues came from continued market penetration of our Fermi architecture based GPUs. Strength of our Fermi architecture and resultant wins on the Sandy Bridge platform contributed to increase in notebook revenues. Offsetting these increases were decreases in sales of MCP products as we continued to phase out our chipset product line. Additionally, memory sales also decreased due to lower sales volume as decreases in market price for memory made it attractive for add-in card manufacturers to buy memory directly from market rather than from us.

PSB. PSB revenue increased by 5.6% to $864.3 million for fiscal year 2012 as compared to $818.6 million for fiscal year 2011. The average selling price, or ASP, for workstation products improved due to the recovery of corporate spending following the economic recession that began during fiscal year 2009. Offsetting this was a decrease in our Tesla product revenues from the prior year primarily due to lower sales volume.

CPB. CPB revenue increased by 199.2% to $591.2 million for fiscal year 2012 as compared to $197.6 million for fiscal year 2011. This increase in CPB revenue was primarily driven by sales growth from the acceleration of our Tegra 2 smartphone and tablet products in the mobile market and in embedded product revenues primarily related to the entertainment markets. Revenue from development arrangements and royalties from game console-related products remained stable in fiscal year 2012 when compared to fiscal year 2011.

Fiscal Year 2011 vs. Fiscal Year 2010

Revenue was $3.54 billion for fiscal year 2011 and $3.33 billion for fiscal year 2010, an increase of 7%. A discussion of our revenue results for each of our operating segments is as follows:

GPU Business. GPU Business revenue decreased by 5% to $2.52 billion for fiscal year 2011 compared to $2.66 billion for fiscal year 2010. The decrease was primarily the result of a decline in sales of MCP products as we continued to phase out our chipset product line. Also sales of mainstream desktop GPU decreased as a result of lower unit shipments driven by weakness in our end customer markets related to unstable economic conditions and increased competition in the lower-end market segments. Offsetting these declines were increases in sales of our notebook GPU, high-end desktop GPU and memory products. The growth in sales of notebook GPU products was driven by a continuing shift in the market demand towards notebook PCs from desktop PCs as reported in the December 2010 PC Graphics Report from Mercury Research. The growth in memory sales and high-end desktop GPU products was driven primarily by the launch of our new generation of GPUs with Fermi architecture.

PSB. PSB revenue increased by 60% to $818.6 million for fiscal year 2011 as compared to $510.0 million for fiscal year 2010. Both the ASP and unit shipments of professional workstation products increased due to the recovery of corporate spending following the economic recession that began during fiscal year 2009. In addition, we saw strong growth in our Tesla products from the prior year as our high performance computing line gained traction fueled by the Fermi architecture release.

CPB. CPB revenue increased by 27% to $197.6 million for fiscal year 2011 as compared to $156.0 million for fiscal year 2010. This increase in CPB revenue was primarily driven by sales growth from ramp up in our Tegra 2 products, offset by decreases in embedded product revenues primarily related to the entertainment markets. Revenue from development arrangements and royalties from game console-related products increased slightly in fiscal year 2011 when compared to fiscal year 2010.

Concentration of Revenue

We generated 78%, 83% and 84% of our total revenue for fiscal years 2012, 2011 and 2010, respectively, from sales to customers outside the United States and other Americas. Revenue by geographic region is allocated to individual countries based on the location to which the products are initially billed even if the foreign contract equipment manufacturers, add-in board and motherboard manufacturers' revenue is attributable to end customers in a different location.

Revenue from significant customers, those representing 10% or more of total revenue for the respective dates, is summarized as follows:

	Year Ended		
	January 29, 2012	**January 30, 2011**	**January 31, 2010**
Revenue:			
Customer A	11%	—	—
Customer B	—	12%	12%

Gross Profit and Gross Margin

Gross profit consists of total revenue, net of allowances, less cost of revenue. Cost of revenue consists primarily of the cost of semiconductors purchased from subcontractors, including wafer fabrication, assembly, testing and packaging, manufacturing support costs, including labor and overhead associated with such purchases, final test yield fallout, inventory and warranty provisions and shipping costs. Cost of revenue also includes development costs for license, service arrangements and stock-based compensation related to personnel associated with manufacturing.

Gross margin is the percentage of gross profit to revenue. Our gross margin was 51.4%, 39.8% and 35.4% for fiscal years 2012, 2011 and 2010, respectively. Our gross margin is significantly impacted by the mix of products we sell and can vary in any period depending on that product mix.

Our strategy for improving our gross margin relies upon delivering competitive product offerings that allow us to maintain our market leadership position and expand our addressable markets, lowering our product costs by introducing product architectures that take advantage of smaller process geometries and improving our product mix. However, we may experience difficulties in

the transition to new manufacturing processes. We expect gross margin to decrease within the range of 48.2% to 50.2% during the first quarter of fiscal year 2013, primarily driven by our transition to 28nm technology and transition to a wafer buy model where the costs of our products are based on the price per wafer versus price per functional die.

A discussion of our gross margin results for each of our reporting segments is as follows:

Fiscal Year 2012 vs. Fiscal Year 2011

Our gross margin increased to 51.4% in fiscal year 2012 from 39.8% in fiscal year 2011. The improvement in gross margin was driven primarily due to increased unit sales and a richer product mix of our desktop GPU and notebook GeForce GPU products and workstation products and the addition of revenue in the current year from the cross licensing arrangement with Intel. Manufacturing cost efficiencies and strong management of inventory also helped margin improve in the current fiscal year. Other favorable impacts to gross margin were the absence in fiscal year 2012 of a net charge to cost of revenue in the amount of $181.2 million recorded in fiscal year 2011 related to a weak die/packing material set and lower provisions for net inventory reserves in fiscal year 2012 compared to fiscal year 2011.

Our gross margin was favorably impacted by sales of products that were previously written down and sales of such items improved gross margin by approximately 1.8% and 1.9% in fiscal years 2012 and 2011, respectively. Offsetting these releases are provisions for new inventory reserves. The net effect to gross margin from inventory reserves and sales of items previously written down was a 0.5% favorable impact in fiscal year 2012 and 3.0% unfavorable impact in fiscal year 2011.

GPU Business. The gross margin of our GPU Business increased during fiscal year 2012 when compared to fiscal year 2011. This was primarily due to lower provisions for net inventory reserves in fiscal year 2012 compared to fiscal year 2011 and additional warranty accruals arising from a weak die/packaging material set recorded in fiscal year 2011. Revenue from our cross licensing arrangement with Intel also contributed to gross margin increase. In addition, higher unit sales and richer product mix of our desktop and notebook GeForce GPU products also improved gross margin for the GPU business.

PSB. The gross margin of our PSB remained stable during fiscal year 2012 as compared to fiscal year 2011 for both Quadro and Tesla products.

CPB. The gross margin of our CPB decreased during fiscal year 2012 as compared to fiscal year 2011. This decrease was a result of a change in product mix driven by a lower mix of revenue from higher margin products and services such as development arrangements and royalties from game console-related products and a higher mix of revenue from our Tegra products, which grew substantially during the year.

Fiscal Year 2011 vs. Fiscal Year 2010

Our gross margin increased to 39.8% in fiscal year 2011 from 35.4% for fiscal year 2010. The improvement in gross margin was driven primarily due to increased unit sales, mix and better ASPs of our high-end desktop GPU, notebook GPU and workstation products. Cost efficiencies and pricing decisions also helped margin improve in the current fiscal year. Additionally, fiscal year 2010 included $11.4 million charge related to the our tender offer to purchase certain stock options for personnel related to manufacturing which resulted in an adverse impact on gross margins that did not occur in fiscal year 2011.

Offsetting these favorable impacts, we recorded a net charge to cost of revenue in the amount of $181.2 million in fiscal year 2011 compared to $95.9 million in fiscal year 2010 related to a weak die/packing material set that was used in certain versions of our previous generation chips. Our gross margin was favorably impacted by sales of products that were previously written down and sales of such items improved gross margin by approximately 1.9% and 1.6% in fiscal years 2011 and 2010, respectively. Offsetting these releases are provisions for new inventory reserves. The net effect to gross margin from inventory reserves and sales of items previously written down was a 3.0% unfavorable impact in fiscal year 2011 and a 0.2% favorable impact in fiscal year 2010.

GPU Business. The gross margin of our GPU Business remained comparable during fiscal year 2011 and fiscal year 2010. While higher inventory reserves due to future demand concerns in the first half of fiscal year 2011 and additional warranty accruals arising from a weak die/packaging material set reduced gross margin for fiscal year 2011 when compared to fiscal year 2010, this was more than offset by higher unit sales, mix and ASPs in the high-end desktop and notebook product lines.

PSB. The gross margin of our PSB remained flat during fiscal year 2011 as compared to fiscal year 2010. Improvements in gross margin as a result of better ASPs and shipment volumes in our Quadro product line were offset by higher inventory reserves recorded in fiscal year 2011, when compared to fiscal year 2010. Tesla gross margin improved due to better production efficiencies was driven by lower product cost and higher unit sales, while ASPs remained stable.

CPB. The gross margin of our CPB increased during fiscal year 2011 as compared to fiscal year 2010. This increase was a result of better ASPs and higher unit shipment of our Tegra products as well as slightly better revenue from higher margin products and services, including development arrangements and royalties from game console-related products, in the comparative periods.

Operating Expenses

	Year Ended				Year Ended			
	January 29, 2012	January 30, 2011	$ Change	% Change	January 30, 2011	January 31, 2010	$ Change	% Change
	(In millions)				(In millions)			
Research and development expenses	$ 1,002.6	$ 848.8	$ 153.8	18.1%	$ 848.8	$ 908.9	$ (60.1)	(6.6)%
Sales, general and administrative expenses	405.6	361.5	44.1	12.2%	361.5	367.0	(5.5)	(1.5)%
Legal settlement	—	(57.0)	57.0	100.0%	(57.0)	—	(57.0)	(100.0)%
Total operating expenses	$ 1,408.2	$ 1,153.3	$ 254.9	22.1%	$ 1,153.3	$ 1,275.9	$ (122.6)	(9.6)%
Research and development as a percentage of net revenue	25.1%	24.0%			24.0%	27.3%		
Sales, general and administrative as a percentage of net revenue	10.1%	10.2%			10.2%	11.0%		

Research and Development

Fiscal Year 2012 vs. Fiscal Year 2011

Research and development expenses increased by $153.8 million, or 18.1%, year over year. Compensation and benefits increased by $83.7 million primarily related to growth in headcount. Stock based compensation increased by $22.5 million primarily due to a combination of a higher outlay of equity awards as a result of the increase in headcount, a higher average fair value for the awards that were granted during the year and higher expense from the employee stock purchase program. Development expenses increased by $9.0 million related to the ramp of our next-generation GPU architecture, Kepler, designed for 28nm technology and our next generation mobile computing architecture, Tegra 3. Depreciation and amortization increased by $8.8 million, driven primarily by amortization of new licenses acquired during the year. Also contributing to the increase were other acquisition-related costs of $12.4 million for compensation charges related to the retention program we have established for employees from our acquisition of Icera in June 2011 and $6.0 million of amortization expense for intangible assets associated with this acquisition.

Fiscal Year 2011 vs. Fiscal Year 2010

Research and development expenses decreased by $60.1 million, or 6.6%. The majority of the decrease was caused by stock-based compensation charges recorded during fiscal year 2010 of $90.5 million related to a tender offer that closed in March 2009. Depreciation and amortization decreased by $8.9 million due to assets being fully depreciated. These decreases were partially offset by an increase in compensation and benefits of $23.5 million primarily due to growth in headcount and an increase of $7.6 million for development expenses.

Sales, General and Administrative

Fiscal Year 2012 vs. Fiscal Year 2011

Sales, general and administrative expenses increased by $44.1 million, or 12.2%, year over year. Compensation and benefits

increased by $29.5 million primarily attributable to headcount growth. Stock-based compensation increased by $10.5 million primarily due to a combination of a higher outlay of equity awards as a result of the increase in headcount, a higher average fair value for the awards that were granted during the year and higher expense from the employee stock purchase program. Also contributing to the increase were $4.4 million for transaction costs related to the acquisition of Icera, Inc., $3.5 million for compensation charges related to the retention program we have established for employees from the Icera acquisition and $2.2 million of amortization expense for intangible assets associated with this acquisition. Offsetting these increases were decreases in outside professional fees of $4.0 million due to lower litigation-related costs in the current year and a decrease in depreciation and amortization of $9.2 million due to certain software and lease hold improvements of headquarters buildings that became fully depreciated during the year.

Fiscal Year 2011 vs. Fiscal Year 2010

Sales, general and administrative expenses decreased by $5.5 million, or 1.5%. The majority of the decrease was caused by stock-based compensation charges recorded during fiscal year 2010 of $38.3 million related to a tender offer that closed in March 2009. Professional fees decreased by $10.6 million due to decreased legal service charges. Depreciation and amortization decreased by $4.2 million due to assets being fully depreciated. Offsetting these decreases was an increase in compensation and benefits of $28.1 million primarily attributable to growth in headcount. We had increases across discretionary spending areas such as $5.7 million for marketing, $3.2 million for contract labor, and $2.9 million for travel and entertainment to meet the increasing opportunities of our business as the economy recovers. Our expenses also increased by $15.0 million related to the settlement of the NVIDIA GPU Litigation case described in Note 14 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K.

Legal Settlement

On January 10, 2011, we entered into a six-year cross licensing agreement with Intel and also mutually agreed to settle all outstanding legal disputes. The fair valued benefit prescribed to the legal settlement portion was $57.0 million and was recorded in the fourth quarter of fiscal year 2011.

We expect operating expenses to be approximately $383 million in the first quarter of fiscal year 2013.

Interest Income and Interest Expense

Interest income, net of interest expense consists of interest earned on cash, cash equivalents and marketable securities. Interest income, net of interest expense, increased to $16.1 million in fiscal year 2012 from $15.9 million in fiscal year 2011 primarily due to the result of higher average cash balances offset by lower interest rates. Interest income, net of interest expense, decreased to $15.9 million in fiscal year 2011 from $19.8 million in fiscal year 2010 primarily due to the result of lower interest rates on our investments.

Other Income (Expense), net

Other income and expense primarily consists of realized gains and losses on the sale of marketable securities and foreign currency translation. Other expense, net of other income was $1.0 million, $0.5 million, and $3.1 million in fiscal years 2012, 2011, and 2010, respectively. The fluctuation between these years was primarily due to other than temporary impairment of our investment in the money market funds held by the Reserve International Liquidity Fund, Ltd. that resulted in a charge of $5.6 million in fiscal year 2009, which was partially recovered in fiscal year 2011 for a gain of $3.0 million resulting from the final disbursement of this fund.

Income Taxes

We recognized income tax expense (benefit) of $82.3 million, $18.0 million, and $(14.3) million during fiscal years 2012, 2011, and 2010, respectively. Income tax expense (benefit) as a percentage of income (loss) before taxes, or our annual effective tax rate, was 12.4% in fiscal year 2012, 6.7% in fiscal year 2011, and 17.4% in fiscal year 2010.

Our effective tax rate on income or loss before tax for the fiscal years was lower than the United States federal statutory rate of 35% due to income or loss earned in jurisdictions where the tax rate is lower than the United States federal statutory tax rate

of 35%, favorable recognition in these fiscal years of the U.S. federal research tax credit and the expiration of statutes of limitations in certain non-U.S. jurisdictions for which we had not previously recognized related tax benefits.

We expect our effective tax rate to be approximately 20% in the first quarter of fiscal 2013, excluding any discrete tax events that may occur, which, if realized, may increase or decrease our effective tax rate in such quarter.

Please refer to Note 15 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for additional information.

Liquidity and Capital Resources

	January 29, 2012	January 30, 2011
	(In millions)	
Cash and cash equivalents	$ 667.9	$ 665.4
Marketable securities	2,461.7	1,825.2
Cash, cash equivalents, and marketable securities	$ 3,129.6	$ 2,490.6

	Year Ended		
	January 29, 2012	January 30, 2011	January 31, 2010
		(In millions)	
Net cash provided by operating activities	$ 909.2	$ 675.8	$ 487.8
Net cash used in investing activities	$ (1,143.4)	$ (649.7)	$ (519.3)
Net cash provided by financing activities	$ 236.7	$ 192.0	$ 61.1

As of January 29, 2012, we had $3.13 billion in cash, cash equivalents and marketable securities, an increase of $639.0 million from the end of fiscal year 2011. Our portfolio of cash equivalents and marketable securities is managed on our behalf by several financial institutions which are required to follow our investment policy, which requires the purchase of top-tier investment grade securities, the diversification of asset types and includes certain limits on our portfolio duration.

Operating activities

Operating activities generated cash of $909.2 million, $675.8 million and $487.8 million during fiscal years 2012, 2011 and 2010, respectively.

The cash provided by operating activities increased in fiscal year 2012 when compared to fiscal year 2011 primarily due to an increase in our net income and favorable changes in operating assets and liabilities compared to fiscal year 2011. For example, accounts payable increased as a result of the timing of payments to vendors and inventory decreased as a result of an increase in inventory turnover. Higher non-cash charges in earnings including stock-based compensation and depreciation and amortization also contributed to the increase in cash provided by operating activities.

The cash provided by operating activities increased in fiscal year 2011 when compared to fiscal year 2010 primarily due to an increase in our net income and favorable changes in operating assets and liabilities compared to fiscal year 2010. For example, accounts receivable decreased due to improved sales linearity and stronger collections during the year, while accrued and other liabilities increased primarily due to an additional net charge for incremental repair and replacement costs from a weak die/packaging material set. Higher non-cash charges in earnings including stock-based compensation and depreciation and amortization also contributed to the increase in cash provided by operating activities.

The cash provided by operating activities in fiscal year 2010 increased when compared to fiscal year 2009 was primarily due to changes in operating assets and liabilities, including increases in accounts payable resulting from the timing of payments to vendors and a decrease in inventory resulting from an increase in inventory turnover. Additionally, while we experienced a net

loss in fiscal year 2010 of $68.0 million, versus a net loss of $30.0 million in fiscal year 2009, higher non-cash charges to earnings included stock-based compensation and depreciation and amortization also contributed to the increase in cash provided from operations.

Investing activities

Investing activities have consisted primarily of purchases and sales of marketable securities, acquisition of businesses and purchases of property and equipment, which include leasehold improvements for our facilities and intangible assets. Investing activities used cash of $1,143.4 million, $649.7 million and $519.3 million during fiscal years 2012, 2011 and 2010, respectively.

Cash used in investing activities for fiscal year 2012 increased by $493.7 million from fiscal 2011 primarily due to the acquisition of Icera in the second quarter of fiscal year 2012 and increased purchases of marketable securities during fiscal year 2012. Additionally, we used $138.7 million towards capital expenditures in fiscal year 2012. Capital expenditures included purchase of new research and development equipment, testing equipment to support our increased production requirements, technology licenses, software, intangible assets and leasehold improvements at our facilities in various locations.

Investing activities for fiscal year 2011 used cash of $649.7 million towards the purchase of marketable securities, net of proceeds from sales of marketable securities. Additionally, we used $97.9 million towards capital expenditures in fiscal year 2011. Capital expenditures included purchase of new research and development equipment, testing equipment to support our increased production requirements, technology licenses, software, intangible assets and leasehold improvements at our facilities in various international locations.

Investing activities for fiscal year 2010 used cash of $441.5 million towards the purchase of marketable securities, net of proceeds from sales of marketable securities. Additionally, we used $77.6 million towards capital expenditures in fiscal year 2010. Capital expenditures included purchase of new research and development equipment, testing equipment to support our increased production requirements, technology licenses, software, intangible assets and leasehold improvements at our facilities in various international locations.

Financing activities

Financing activities provided cash of $236.7 million, $192.0 million, and $61.1 million during fiscal years 2012, 2011, and 2010, respectively.

Net cash provided by financing activities in fiscal year 2012 was primarily due to cash proceeds of $195.9 million from common stock issued under our employee stock plans, and a non-cash tax benefit of $52.8 million for the gross windfall related to employee stock based compensation.

Net cash provided by financing activities in fiscal year 2011 was primarily due to cash proceeds of $177.3 million from common stock issued under our employee stock plans, and a non-cash tax benefit of $15.3 million for the gross windfall related to employee stock based compensation.

Net cash provided by financing activities in fiscal year 2010 was primarily due to cash proceeds of $138.0 million from common stock issued under our employee stock plans, offset by $78.1 million used for the purchase of outstanding stock options related to a tender offer that closed in March 2009. Please refer to Note 2 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for further discussion regarding the cash tender offer.

Liquidity

Our primary source of liquidity is cash generated by our operations. Our investment portfolio consisted of cash and cash equivalents, commercial paper, mortgage-backed securities issued by government-sponsored enterprises, money market funds and debt securities of corporations, municipalities and the United States government and its agencies. These investments are denominated in United States dollars. As of January 29, 2012, we did not have any investments in auction-rate preferred securities.

All of the cash equivalents and marketable securities are treated as “available-for-sale”. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate debt securities may have their market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest

rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates or if the decline in fair value of our publicly traded debt or equity investments is judged to be other-than-temporary. We may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates. However, because any debt securities we hold are classified as "available-for-sale," no gains or losses are realized in our statement of operations due to changes in interest rates unless such securities are sold prior to maturity or unless declines in market values are determined to be other-than-temporary. These securities are reported at fair value with the related unrealized gains and losses included in accumulated other comprehensive income, a component of stockholders' equity, net of tax.

As of January 29, 2012 and January 30, 2011, we had $3.13 billion and $2.49 billion, respectively, in cash, cash equivalents and marketable securities. Our investment policy requires the purchase of top-tier investment grade securities, the diversification of asset types and includes certain limits on our portfolio duration, as specified in our investment policy guidelines. These guidelines also limit the amount of credit exposure to any one issue, issuer or type of instrument. As of January 29, 2012, we were in compliance with our investment policy. As of January 29, 2012, our investments in U.S. government agencies and U.S. government sponsored enterprises represented approximately 51% of our total investment portfolio, while the financial sector accounted for approximately 24% of our total investment portfolio. All of our investments are with A/A2 or better rated securities.

We performed an impairment review of our investment portfolio as of January 29, 2012. Based on our quarterly impairment review, we concluded that our investments were appropriately valued and did not record any impairment during fiscal year 2012. In the fourth quarter of fiscal year 2011 we recovered $3.1 million of the other than temporary impairment charge previously recorded. This was recorded as other income in fiscal year 2011.

Net realized gains, excluding any impairment charges, were $0.4 million, $1.5 million and $1.8 million for fiscal years 2012, 2011 and 2010 respectively. As of January 29, 2012, we had a net unrealized gain of $11.5 million, which was comprised of gross unrealized gains of $12.0 million, offset by $0.5 million of gross unrealized losses. As of January 30, 2011, we had a net unrealized gain of $10.5 million, which was comprised of gross unrealized gains of $11.0 million, offset by $0.5 million of gross unrealized losses.

Our accounts receivable are highly concentrated and make us vulnerable to adverse changes in our customers' businesses, and to downturns in the industry and the worldwide economy. Two customers accounted for approximately 27% of our accounts receivable balance at January 29, 2012. While we strive to limit our exposure to uncollectible accounts receivable using a combination of credit insurance and letters of credit, difficulties in collecting accounts receivable could materially and adversely affect our financial condition and results of operations. These difficulties are heightened during periods when economic conditions worsen. We continue to work directly with more foreign customers and it may be difficult to collect accounts receivable from them. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. This allowance consists of an amount identified for specific customers and an amount based on overall estimated exposure. If the financial condition of our customers were to deteriorate, resulting in an impairment in their ability to make payments, additional allowances may be required, we may be required to defer revenue recognition on sales to affected customers, and we may be required to pay higher credit insurance premiums, any of which could adversely affect our operating results. In the future, we may have to record additional reserves or write-offs and/or defer revenue on certain sales transactions which could negatively impact our financial results.

Our cash balances are held in numerous locations throughout the world, including substantial amounts held outside of the United States. As of January 29, 2012, we had cash, cash equivalents and marketable securities of $1.23 billion held within the United States and $1.90 billion held outside of the United States. Most of the amounts held outside the United States may be repatriated to the United States but, under current law, would be subject to U.S. federal income taxes, less applicable foreign tax credits. Further, repatriation of some foreign balances may be restricted by local laws. As of January 29, 2012, we have not provided for U.S. federal and state income taxes on approximately $1.29 billion of undistributed earnings of non-United States subsidiaries, as such earnings are considered indefinitely reinvested outside the United States. Although we have no current need to do so, if we repatriate foreign earnings for cash requirements in the United States, we would incur U.S. federal and state income tax, less applicable foreign tax credits, and reduced by the current amount of our U.S. federal and state net operating loss and other tax credit carryforwards. Further, in addition to the $1.23 billion of cash, cash equivalents and marketable securities held within the United States and available to fund our U.S. operations and any other U.S. cash needs, we have access to external sources of financing if cash is needed in the United States other than by repatriation of foreign earnings where U.S. income tax may otherwise be due. Accordingly, we do not reasonably expect any material impact on our business, as a whole, or to our financial flexibility with respect to our current cash balances held outside of the United States.

Patent Cross License Agreement

On January 10, 2011, we entered into a new six-year patent cross licensing agreement, or the License Agreement, with Intel. Under the License Agreement, Intel has granted to NVIDIA and its qualified subsidiaries, and NVIDIA has granted to Intel and Intel's qualified subsidiaries, a non-exclusive, non-transferable, worldwide license, without the right to sublicense to all patents that are either owned or controlled by the parties at any time that have a first filing date on or before March 31, 2017, to make, have made (subject to certain limitations), use, sell, offer to sell, import and otherwise dispose of certain semiconductor- and electronic-related products anywhere in the world. NVIDIA's rights to Intel's patents have certain specified limitations, including but not limited to, NVIDIA was not granted a license to: (1) certain microprocessors, defined in the License Agreement as "Intel Processors" or "Intel Compatible Processors;" (2) certain chipsets that connect to Intel Processors; or (3) certain flash memory products. In connection with the License Agreement, NVIDIA and Intel mutually agreed to settle all outstanding legal disputes. Under the License Agreement, Intel will pay NVIDIA an aggregate amount of $1.5 billion, payable in annual installments, as follows: a $300 million payment on each of January 18, 2011, January 13, 2012 and January 15, 2013 and a $200 million payment on each of January 15, 2014, 2015 and 2016. Please refer to Note 4 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for further information regarding this cross license and the settlement.

Cash Tender Offer

During fiscal year 2010, our Board of Directors approved a cash tender offer for certain employee stock options. The tender offer commenced on February 11, 2009 and was completed during the first quarter of fiscal year 2010. The tender offer applied to outstanding stock options held by employees with an exercise price equal to or greater than $17.50 per share. None of the non-employee members of our Board of Directors or our officers who file reports under Section 16(a) of the Securities Exchange Act of 1934, as amended, or the Securities Exchange Act,were eligible to participate in the tender offer. All eligible options with exercise prices equal to or greater than $17.50 per share but less than $28.00 per share were eligible to receive a cash payment of $3.00 per option in exchange for the cancellation of the eligible option. All eligible options with exercise prices equal to or greater than $28.00 per share were eligible to receive a cash payment of $2.00 per option in exchange for the cancellation of the eligible option.

A total of 28.5 million options were tendered under the offer for an aggregate cash purchase price of $78.1 million, which was paid in exchange for the cancellation of the eligible options. As a result of the tender offer, we incurred a charge of $140.2 million consisting of $124.1 million related to the remaining unamortized stock based compensation expense associated with the unvested portion of the options tendered in the offer, $11.6 million related to stock-based compensation expense resulting from amounts paid in excess of the fair value of the underlying options, plus $4.5 million related to associated payroll taxes, professional fees and other costs.

Please refer to Note 2 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for further discussion regarding the cash tender offer.

Stock Repurchase Program

Our Board of Directors has authorized us, subject to certain specifications, to repurchase shares of our common stock up to an aggregate maximum amount of $2.7 billion through May 2013. The repurchases will be made from time to time in the open market, in privately negotiated transactions, or in structured stock repurchase programs, and may be made in one or more larger repurchases, in compliance with Rule 10b-18 of the Securities Exchange Act, subject to market conditions, applicable legal requirements, and other factors. The program does not obligate NVIDIA to acquire any particular amount of common stock and the program may be suspended at any time at our discretion. As part of our share repurchase program, we have entered into, and we may continue to enter into, structured share repurchase transactions with financial institutions. These agreements generally require that we make an up-front payment in exchange for the right to receive a fixed number of shares of our common stock upon execution of the agreement, and a potential incremental number of shares of our common stock, within a pre-determined range, at the end of the term of the agreement.

We did not enter into any structured share repurchase transactions or otherwise purchase any shares of our common stock during fiscal year ended January 29, 2012. Through January 29, 2012, we have repurchased an aggregate of 90.9 million shares under our stock repurchase program for a total cost of $1.46 billion. As of January 29, 2012, we are authorized, subject to certain specifications, to repurchase shares of our common stock up to $1.24 billion through May 2013.

Operating Capital and Capital Expenditure Requirements

We believe that our existing cash balances and anticipated cash flows from operations will be sufficient to meet our operating, acquisition and capital requirements for at least the next twelve months. However, there is no assurance that we will not need to raise additional equity or debt financing within this time frame. Additional financing may not be available on favorable terms or at all and may be dilutive to our then-current stockholders. We also may require additional capital for other purposes not presently contemplated. If we are unable to obtain sufficient capital, we could be required to curtail capital equipment purchases or research and development expenditures, which could harm our business. Factors that could affect our cash used or generated from operations and, as a result, our need to seek additional borrowings or capital include:

- decreased demand and market acceptance for our products and/or our customers' products;
- inability to successfully develop and produce in volume production our next-generation products;
- competitive pressures resulting in lower than expected average selling prices; and
- new product announcements or product introductions by our competitors.

We expect to spend approximately $140.0 million to $180.0 million for capital expenditures during fiscal year 2013, primarily for property development, leasehold improvements, software licenses, emulation equipment, computers and engineering workstations. In addition, we may continue to use cash in connection with the acquisition of new businesses or assets.

For additional factors see "Item 1A. Risk Factors - Risks Related to Our Business, Industry and Partners - *Our revenue may fluctuate while our operating expenses are relatively fixed, which makes our results difficult to predict and could cause our results to fall short of expectations.*"

Product Defect

Our products are complex and may contain defects or experience failures due to any number of issues in design, fabrication, packaging, materials and/or use within a system. If any of our products or technologies contains a defect, compatibility issue or other error, we may have to invest additional research and development efforts to find and correct the issue. Such efforts could divert our management's and engineers' attention from the development of new products and technologies and could increase our operating costs and reduce our gross margin. In addition, an error or defect in new products or releases or related software drivers after commencement of commercial shipments could result in failure to achieve market acceptance or loss of design wins. Also, we may be required to reimburse customers, including for customers' costs to repair or replace the products in the field, which could cause our revenue to decline. A product recall or a significant number of product returns could be expensive, damage our reputation and could result in the shifting of business to our competitors. Costs associated with correcting defects, errors, bugs or other issues could be significant and could materially harm our financial results.

As of January 29, 2012, we recorded a total cumulative net charge of $475.9 million, of which $466.4 million has been charged against cost of revenue and the remainder has been charged to sales, general and administrative to cover customer warranty, repair, return, replacement and other costs arising from a weak die/packaging material set in certain versions of our previous generation MCP and GPU products and used in notebook configurations. Included in the charge are the costs of implementing a settlement with the plaintiffs of a putative consumer class action lawsuit related to this same matter and other related estimated consumer class action settlements.

The previous generation MCP and GPU products that are impacted were included in a number of notebook products that were shipped and sold in significant quantities. Certain notebook configurations of these products are failing in the field at higher than normal rates. Testing suggests a weak material set of die/package combination, system thermal management designs, and customer use patterns are contributing factors for these failures. We have worked with our customers to develop and have made available for download a software driver to cause the system fan to begin operation at the powering up of the system and reduce the thermal stress on these chips. We have also recommended to our customers that they consider changing the thermal management of the products in their notebook system designs. We intend to fully support our customers in their repair and replacement of these impacted products that fail, and their other efforts to mitigate the consequences of these failures. The weak die/packaging material combination is not used in any of our products that are currently in production.

Contractual Obligations

The following table summarizes our contractual obligations as of January 29, 2012:

Contractual Obligations	Total	Within 1 Year	2-3 Years	4-5 Years	After 5 Years	All Other
			(In thousands)			
Operating leases	$ 158,903	$ 34,567	$ 52,540	$ 38,699	$ 33,097	$ —
Capital lease	35,540	4,821	9,813	10,144	10,762	—
Purchase obligations [(1)]	561,331	561,331	—	—	—	—
Uncertain tax positions, interest and penalties [(2)]	147,819	—	—	—	—	147,819
Capital purchase obligations	40,503	40,503	—	—	—	—
Total contractual obligations	$ 944,096	$ 641,222	$ 62,353	$ 48,843	$ 43,859	$ 147,819

(1) Represents our inventory purchase commitments as of January 29, 2012.

(2) Represents unrecognized tax benefits of $147.8 million which consists of $53.5 million recorded in non-current income taxes payable and $84.8 million reflected as a reduction to the related deferred tax assets, and the related interest and penalties on the non-current income tax payable of $9.5 million as of January 29, 2012. We are unable to reasonably estimate the timing of any potential tax liability or interest/penalty payments in individual years due to uncertainties in the underlying income tax positions and the timing of the effective settlement of such tax positions.

Off-Balance Sheet Arrangements

As of January 29, 2012, we had no material off-balance sheet arrangements as defined in Regulation S-K 303(a)(4)(ii).

Adoption of New and Recently Issued Accounting Pronouncements

Please see Note 1 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for a discussion of adoption of new and recently issued accounting pronouncements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Investment and Interest Rate Risk

As of January 29, 2012 and January 30, 2011, we had $3.13 billion and $2.49 billion, respectively, in cash, cash equivalents and marketable securities. We invest in a variety of financial instruments, consisting principally of cash and cash equivalents, asset-backed securities, commercial paper, mortgage-backed securities issued by Government-sponsored enterprises, money market funds and debt securities of corporations, municipalities and the United States government and its agencies. As of January 29, 2012, we did not have any investments in auction-rate preferred securities. Our investments are denominated in United States dollars.

All of the cash equivalents and marketable securities are treated as "available-for-sale." Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates or if the decline in fair value of our publicly traded debt or equity investments is judged to be other-than-temporary. We may suffer losses in principal if we are forced to sell securities that decline in securities market value due to changes in interest rates. However, because any debt securities we hold are classified as "available-for-sale," no gains or losses are realized in our Consolidated Statements of Operations due to changes in interest rates unless such securities are sold prior to maturity or unless declines in value are determined to be other-than-temporary. These securities are reported at fair value with the related unrealized gains and losses included in accumulated other comprehensive income (loss), a component of stockholders' equity, net of tax.

As of January 29, 2012, we performed a sensitivity analysis on our floating and fixed rate financial investments. According to our analysis, parallel shifts in the yield curve of both plus or minus 0.5% would result in changes in fair values for these investments of approximately $13.7 million.

The financial turmoil that affected the banking system and financial markets and increased the possibility that financial institutions might consolidate or go out of business resulted in a tightening in the credit markets, a low level of liquidity in many financial markets, and extreme volatility in fixed income, credit, currency and equity markets. There could be a number of follow-on effects from the credit crisis on our business, including insolvency of key suppliers resulting in product delays; inability of customers, including channel partners, to obtain credit to finance purchases of our products and/or customer, including channel partner, insolvencies; and failure of financial institutions, which may negatively impact our treasury operations. Other income and expense could also vary materially from expectations depending on gains or losses realized on the sale or exchange of financial instruments; impairment charges related to debt securities as well as equity and other investments; interest rates; and cash, cash equivalent and marketable securities balances. Volatility in the financial markets and economic uncertainty increases the risk that the actual amounts realized in the future on our financial instruments could differ significantly from the fair values currently assigned to them. As of January 29, 2012, our investments in government agencies and government sponsored enterprises represented approximately 51% of our total investment portfolio, while the financial sector accounted for approximately 24% of our total investment portfolio. Of the financial sector investments, over half are guaranteed by the U.S. government. Substantially all of our investments are with A/A2 or better rated securities. If the fair value of our investments in these sectors was to decline by 2%-5%, the fair values of these investments would decline by approximately $43-$107 million.

Exchange Rate Risk

We consider our direct exposure to foreign exchange rate fluctuations to be minimal. Gains or losses from foreign currency remeasurement are included in "Other income (expense), net" in our Consolidated Financial Statements and to date have not been significant. The impact of foreign currency transaction gain (loss) included in determining net income (loss) for fiscal years 2012, 2011 and 2010 was $1.6 million, $(2.4) million and $(0.9) million, respectively. Currently, sales and arrangements with third-party manufacturers provide for pricing and payment in United States dollars, and, therefore, are not subject to exchange rate fluctuations. Increases in the value of the United States' dollar relative to other currencies would make our products more expensive, which could negatively impact our ability to compete. Conversely, decreases in the value of the United States' dollar relative to other currencies could result in our suppliers raising their prices in order to continue doing business with us. Fluctuations in currency exchange rates could harm our business in the future.

We may enter into certain transactions such as forward contracts which are designed to reduce the future potential impact resulting from changes in foreign currency exchange rates. There were no forward exchange contracts outstanding at January 29, 2012.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information required by this Item is set forth in our Consolidated Financial Statements and Notes thereto included in this Annual Report on Form 10-K.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Controls and Procedures

Disclosure Controls and Procedures

Based on their evaluation as of January 29, 2012, our management, including our Chief Executive Officer and Interim Chief Financial Officer, has concluded that our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act) were effective to provide reasonable assurance.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Interim Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of January 29, 2012 based on the criteria set forth in *Internal Control - Integrated Framework*

issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the criteria set forth in *Internal Control — Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of January 29, 2012.

The effectiveness of our internal control over financial reporting as of January 29, 2012 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report which is included herein.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Interim Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls, will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within NVIDIA have been detected.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Identification of Directors

Reference is made to the information regarding directors appearing under the heading "Proposal 1 - Election of Directors" in our 2012 Proxy Statement, which information is hereby incorporated by reference.

Identification of Executive Officers

Reference is made to the information regarding executive officers appearing under the heading "Executive Officers of the Registrant" in Part I of this Annual Report on Form 10-K, which information is hereby incorporated by reference.

Identification of Audit Committee and Financial Expert

Reference is made to the information regarding directors appearing under the heading "Report of the Audit Committee of the Board of Directors" and "Information about the Board of Directors and Corporate Governance" in our 2012 Proxy Statement, which information is hereby incorporated by reference.

Material Changes to Procedures for Recommending Directors

Reference is made to the information regarding directors appearing under the heading "Information about the Board of Directors and Corporate Governance" in our 2012 Proxy Statement, which information is hereby incorporated by reference.

Compliance with Section 16(a) of the Exchange Act

Reference is made to the information appearing under the heading "Section 16(a) Beneficial Ownership Reporting Compliance" in our 2012 Proxy Statement, which information is hereby incorporated by reference.

Code of Conduct

Reference is made to the information appearing under the heading "Information about the Board of Directors and Corporate Governance - Code of Conduct" in our 2012 Proxy Statement, which information is hereby incorporated by reference. The full text of our "Code" and "Financial Team Code" are published on the Investor Relations portion of our web site, under Corporate Governance, at *www.nvidia.com*. The contents of our website are not a part of this Annual Report on Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is hereby incorporate by reference from the sections entitled "Executive Compensation", "Compensation Committee Interlocks and Insider Participation", "Director Compensation" and "Compensation Committee Report" in our 2012 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Ownership of NVIDIA Securities

The information required by this item is hereby incorporated by reference from the section entitled "Security Ownership of Certain Beneficial Owners and Management" in our 2012 Proxy Statement.

Equity Compensation Plan Information

Information regarding our equity compensation plans, including both stockholder approved plans and non-stockholder approved plans, will be contained in our 2012 Proxy Statement under the caption "Equity Compensation Plan Information," and is incorporated by reference into this Annual Report on Form 10-K.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is hereby incorporated by reference from the sections entitled "Transactions with Related Persons", "Review of Transactions with Related Persons" and "Information about the Board of Directors and Corporate Governance - Independence of the Members of the Board of Directors" in our 2012 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is hereby incorporated by reference from the section entitled "Fees Billed by the Independent Registered Public Accounting Firm" in our 2012 Proxy Statement.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of NVIDIA Corporation:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of NVIDIA Corporation and its subsidiaries at January 29, 2012 and January 30, 2011, and the results of their operations and their cash flows for each of the three years in the period ended January 29, 2012, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 29, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

San Jose, CA
March 13, 2012

NVIDIA CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	January 29, 2012	January 30, 2011	January 31, 2010
Revenue	$ 3,997,930	$ 3,543,309	$ 3,326,445
Cost of revenue	1,941,413	2,134,219	2,149,522
Gross profit	2,056,517	1,409,090	1,176,923
Operating expenses:			
Research and development	1,002,605	848,830	908,851
Sales, general and administrative	405,613	361,513	367,017
Legal settlement	—	(57,000)	—
Total operating expenses	1,408,218	1,153,343	1,275,868
Income (loss) from operations	648,299	255,747	(98,945)
Interest income	19,149	19,057	23,115
Interest expense	(3,089)	(3,127)	(3,320)
Other income (expense), net	(963)	(508)	(3,144)
Income (loss) before income tax	663,396	271,169	(82,294)
Income tax expense (benefit)	82,306	18,023	(14,307)
Net income (loss)	$ 581,090	$ 253,146	$ (67,987)
Basic net income (loss) per share	$ 0.96	$ 0.44	$ (0.12)
Weighted average shares used in basic per share computation	603,646	575,177	549,574
Diluted net income (loss) per share	$ 0.94	$ 0.43	$ (0.12)
Weighted average shares used in diluted per share computation	616,371	588,684	549,574

See accompanying notes to the consolidated financial statements.

NVIDIA CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	January 29, 2012	January 30, 2011
ASSETS		
Current assets :		
Cash and cash equivalents	$ 667,876	$ 665,361
Marketable securities	2,461,700	1,825,202
Accounts receivable, less allowances of $14,854 and $15,839 in 2012 and 2011, respectively	336,143	348,770
Inventories	340,297	345,525
Prepaid expenses and other	49,411	32,636
Deferred income taxes	49,931	9,456
Total current assets	3,905,358	3,226,950
Property and equipment, net	560,072	568,857
Goodwill	641,030	369,844
Intangible assets, net	326,136	288,745
Other assets	120,332	40,850
Total assets	$ 5,552,928	$ 4,495,246
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 335,072	$ 286,138
Accrued liabilities and other	594,886	656,544
Total current liabilities	929,958	942,682
Other long-term liabilities	455,807	347,713
Capital lease obligations, long term	21,439	23,389
Commitments and contingencies - see Note 14	—	—
Stockholders' equity:		
Preferred stock, $.001 par value; 2,000,000 shares authorized; none issued	—	—
Common stock, $.001 par value; 2,000,000,000 shares authorized; 705,352,099 shares issued and 612,191,412 outstanding in 2012; and 680,598,737 shares issued and 588,555,701 outstanding in 2011	700	677
Additional paid-in capital	2,900,896	2,500,577
Treasury stock, at cost (93,160,687 shares in 2012 and 92,043,036 shares in 2011)	(1,496,904)	(1,479,392)
Accumulated other comprehensive income	10,614	10,272
Retained earnings	2,730,418	2,149,328
Total stockholders' equity	4,145,724	3,181,462
Total liabilities and stockholders' equity	$ 5,552,928	$ 4,495,246

See accompanying notes to the consolidated financial statements.

NVIDIA CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
(In thousands, except share data)

	Common Stock Outstanding						
	Shares	Amount	Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholders' Equity
Balances, January 25, 2009	538,460,766	$ 629	$ 1,889,257	$ (1,463,268)	$ 3,865	$ 1,964,169	$ 2,394,652
Comprehensive Income (Loss):							
Change in Unrealized gain (loss), net of $484 tax effect	—	—	—	—	9,417	—	9,417
Reclassification adjustment for net realized gains on available-for-sale securities included in net income, net of $598 tax effect	—	—	—	—	(1,110)	—	(1,110)
Net Loss	—	—	—	—	—	(67,987)	(67,987)
Total Comprehensive Loss							(59,680)
Issuance of common stock from stock plans	23,005,124	24	138,005	—	—	—	138,029
Tax withholding related to vesting of restricted stock units	(39)	—	—	—	—	—	—
Tax benefit from stock-based compensation	—	—	29,891	—	—	—	29,891
Stock-based compensation	—	—	104,588	—	—	—	104,588
Tender offer	—	—	(78,075)	—	—	—	(78,075)
Charges related to stock option purchase-tender offer	—	—	135,735	—	—	—	135,735
Balances, January 31, 2010	561,465,851	653	2,219,401	(1,463,268)	12,172	1,896,182	2,665,140
Comprehensive Income (Loss):							
Change in Unrealized gain (loss), net of $306 tax effect	—	—	—	—	(918)	—	(918)
Reclassification adjustment for net realized gains on available-for-sale securities included in net income, net of $528 tax effect	—	—	—	—	(982)	—	(982)
Net Income	—	—	—	—	—	253,146	253,146
Total Comprehensive Income	—	—	—	—	—	—	251,246
Issuance of common stock from stock plans	28,207,029	24	193,381	—	—	—	193,405
Tax withholding related to vesting of restricted stock units	(1,117,179)	—	—	(16,124)	—	—	(16,124)
Tax benefit from stock-based compensation	—	—	(14,201)	—	—	—	(14,201)
Stock-based compensation	—	—	101,996	—	—	—	101,996
Balances, January 30, 2011	588,555,701	677	2,500,577	(1,479,392)	10,272	2,149,328	3,181,462
Comprehensive Income (Loss):							
Change in Unrealized gain (loss), net of $937 tax effect	—	—	—	—	755	—	755
Reclassification adjustment for net realized gains on available-for-sale securities included in net income, net of $222 tax effect	—	—	—	—	(413)	—	(413)
Net Income	—	—	—	—		581,090	581,090
Total Comprehensive Income	—	—	—	—	—	—	581,432
Issuance of common stock from stock plans	24,753,362	23	213,346	—	—	—	213,369
Tax withholding related to vesting of restricted stock units	(1,117,651)	—	—	(17,512)	—	—	(17,512)
Tax benefit from stock-based compensation	—	—	50,475	—	—	—	50,475
Stock-based compensation	—	—	136,498	—	—	—	136,498
Balances, January 29, 2012	612,191,412	$ 700	$ 2,900,896	$ (1,496,904)	$ 10,614	$ 2,730,418	$ 4,145,724

See accompanying notes to the consolidated financial statements.

NVIDIA CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended		
	January 29, 2012	January 30, 2011	January 31, 2010
Cash flows from operating activities:			
Net income (loss)	$ 581,090	$ 253,146	$ (67,987)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Stock-based compensation expense related to stock option purchase	—	—	135,735
Stock-based compensation expense	136,354	100,353	107,091
Depreciation and amortization	204,205	186,989	196,664
Deferred income taxes	19,056	(2,646)	(21,147)
Tax benefit from stock based compensation	(52,793)	(15,316)	(2,034)
Other	19,095	1,572	3,070
Changes in operating assets and liabilities, net of effects of acquisitions:			
Accounts receivable	26,236	26,341	(56,741)
Inventories	18,884	(14,128)	204,656
Prepaid expenses and other current assets	(14,803)	8,528	1,580
Deposits and other assets	(70,694)	4,331	3,857
Accounts payable	35,708	(69,786)	119,366
Accrued liabilities and other long-term liabilities	6,818	196,413	(136,303)
Net cash provided by operating activities	909,156	675,797	487,807
Cash flows from investing activities:			
Purchases of marketable securities	(1,964,898)	(1,719,700)	(1,193,948)
Proceeds from sales and maturities of marketable securities	1,310,743	1,170,075	752,434
Purchases of property and equipment and intangible assets	(138,735)	(97,890)	(77,601)
Acquisition of businesses, net of cash and cash equivalents	(348,884)	—	—
Other	(1,590)	(2,163)	(218)
Net cash used in investing activities	(1,143,364)	(649,678)	(519,333)
Cash flows from financing activities:			
Payments related to stock option purchase	—	—	(78,075)
Proceeds from issuance of common stock under employee stock plans	195,857	177,276	138,029
Tax benefit from stock based compensation	52,793	15,316	2,034
Payment of notes payable assumed from acquisition	(10,319)	—	—
Payments under capital lease obligations	(1,608)	(571)	(929)
Net cash provided by financing activities	236,723	192,021	61,059
Change in cash and cash equivalents	2,515	218,140	29,533
Cash and cash equivalents at beginning of period	665,361	447,221	417,688
Cash and cash equivalents at end of period	$ 667,876	$ 665,361	$ 447,221
Supplemental disclosures of cash flow information:			
Cash paid for income taxes, net	$ 58,328	$ (1,071)	$ 4,217
Cash paid for interest on capital lease obligations	$ 3,008	$ 3,127	$ 3,256

	Year Ended		
	January 29, 2012	January 30, 2011	January 31, 2010
Non-cash activities:			
Change in unrealized gains (losses) from marketable securities	$ 342	$ (1,899)	$ 8,305
Assets acquired by assuming related liabilities	$ 15,913	$ 252,796	$ 37,830

See accompanying notes to the consolidated financial statements.

NVIDIA CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Organization and Summary of Significant Accounting Policies

Our Company

NVIDIA is known to millions around the world for creating the graphics chips that make their PC amazing when playing games or making home movies. Today, our reach is well beyond PC graphics. With the invention of the GPU, we brought forth to the world the power of computer graphics. Today, our energy-efficient processors power a broad range of products, from smart phones to supercomputers. Our mobile processors are used in cell phones, tablets and auto infotainment systems. PC gamers rely on GPUs to enjoy visually immersive worlds. Designers use them to create visual effects in movies and create everything from golf clubs to jumbo jets. And researchers utilize GPUs to push the frontiers of science with high-performance computing. NVIDIA has nearly 5,000 patents granted and pending worldwide, including many inventions essential to modern computing.

Today, NVIDIA solutions are based on two important technologies: the GPU and the mobile processor. Both are highly complex chips, designed by NVIDIA engineers, and manufactured for us by a third party chip foundry. GPUs are the engines of visual computing, a field that includes computer graphics, image processing, to computer vision. Visual computing is the science and art of using computers to understand, create, and enhance images. One of the most complex processors ever created, the most advanced GPUs contain billions of transistors and thousands of the man years to create. We have three GPU product brands: GeForce create amazing visual experiences for gamers. Quadro is the standard in visual computing for designers and digital artists. And Tesla accelerates applications for scientists and researchers.

Mobile processors incorporate CPU and GPU technologies to deliver an entire computer system-on-chip. Modern mobile processors are remarkable in their computing capabilities yet consume a hundred times less energy than a typical PC. Tegra is our mobile processor and is designed for applications ranging from smartphones, tablets, and notebook PCs, to embedded applications like TVs and cars. We believe energy-efficient mobile computing will revolutionize how computers are used in our lives. Tegra is becoming a major new growth business for us.

We were incorporated in California in April 1993 and reincorporated in Delaware in April 1998. Our headquarter facilities are in Santa Clara, California.

All references to "NVIDIA," "we," "us," "our" or the "Company" mean NVIDIA Corporation and its subsidiaries, except where it is made clear that the term means only the parent company.

Fiscal Year

We operate on a 52 or a 53-week year, ending on the last Sunday in January. Fiscal years 2012 and 2011 were 52-week years while fiscal year 2010 was a 53- week year.

Reclassifications

Certain prior fiscal year balances have been reclassified to conform to the current fiscal year presentation.

Principles of Consolidation

Our consolidated financial statements include the accounts of NVIDIA Corporation and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, or U.S.GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, cash equivalents and marketable securities, accounts receivable, inventories, income taxes, goodwill, stock-based compensation, warranty liabilities, litigation, investigation and settlement costs and other contingencies. These estimates are based on historical facts and various other assumptions that we believe are reasonable.

Revenue Recognition

Product Revenue

We recognize revenue from product sales when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed or determinable and collection is reasonably assured. For most sales, we use a binding purchase order and in certain cases we use a contractual agreement as evidence of an arrangement. We consider delivery to occur upon shipment provided title and risk of loss have passed to the customer based on the shipping terms. At the point of sale, we assess whether the arrangement fee is fixed or determinable and whether collection is reasonably assured. If we determine that collection of a fee is not reasonably assured, we defer the fee and recognize revenue at the time collection becomes reasonably assured, which is generally upon receipt of payment.

Our policy on sales to certain distributors, with rights of return, is to defer recognition of revenue and related cost of revenue until the distributors resell the product, as the level of returns cannot be reasonably estimated.

Our customer programs primarily involve rebates, which are designed to serve as sales incentives to resellers of our products in various target markets. We accrue for 100% of the potential rebates and do not apply a breakage factor. We recognize a liability for these rebates at the later of the date at which we record the related revenue or the date at which we offer the rebate. Rebates typically expire six months from the date of the original sale, unless we reasonably believe that the customer intends to claim the rebate. Unclaimed rebates are reversed to revenue.

Our customer programs also include marketing development funds, or MDFs. We account for MDFs as either a reduction of revenue or an operating expense, depending on the nature of the program. MDFs represent monies paid to retailers, system builders, original equipment manufacturers, or OEMs, distributors and add-in card partners that are earmarked for market segment development and expansion and typically are designed to support our partners' activities while also promoting NVIDIA products. Depending on market conditions, we may take actions to increase amounts offered under customer programs, possibly resulting in an incremental reduction of revenue at the time such programs are offered.

We also record a reduction to revenue by establishing a sales return allowance for estimated product returns at the time revenue is recognized, based primarily on historical return rates. However, if product returns for a particular fiscal period exceed historical return rates we may determine that additional sales return allowances are required to properly reflect our estimated exposure for product returns.

License and Development Revenue

For license arrangements that require significant customization of our intellectual property components, we generally recognize this license revenue over the period that services are performed. For most license and service arrangements, we determine progress to completion based on actual direct labor hours incurred to date as a percentage of the estimated total direct labor hours required to complete the project. We periodically evaluate the actual status of each project to ensure that the estimates to complete each contract remain accurate. A provision for estimated losses on contracts is made in the period in which the loss becomes probable and can be reasonably estimated. Costs incurred in advance of revenue recognized are recorded as deferred costs on uncompleted contracts. If the amount billed exceeds the amount of revenue recognized, the excess amount is recorded as deferred revenue. Revenue recognized in any period is dependent on our progress toward completion of projects in progress. Significant management judgment and discretion are used to estimate total direct labor hours. Any changes in or deviations from these estimates could have a material effect on the amount of revenue we recognize in any period.

For license arrangements that do not require significant customization but where we are obligated to provide further deliverables over the term of the license agreement, we record revenue over the of life of the license term, with consideration received in advance of the performance period classified as deferred revenue.

Royalty revenue is recognized related to the distribution or sale of products that use our technologies under license agreements with third parties. We recognize royalty revenue upon receipt of a confirmation of earned royalties and when collectability is reasonably assured from the applicable licensee.

Advertising Expenses

We expense advertising costs in the period in which they are incurred. Advertising expenses for fiscal years 2012, 2011 and 2010 were $8.4 million, $9.5 million and $16.3 million, respectively.

Rent Expense

We recognize rent expense on a straight-line basis over the lease period and accrue for rent expense incurred, but not paid.

Product Warranties

We generally offer limited warranty to end-users that ranges from one to three years for products in order to repair or replace products for any manufacturing defects or hardware component failures. Cost of revenue includes the estimated cost of product warranties that are calculated at the point of revenue recognition. Under limited circumstances, we may offer an extended limited warranty to customers for certain products. We also accrue for known warranty and indemnification issues if a loss is probable and can be reasonably estimated.

Stock-based Compensation

We measure stock-based compensation expense at the grant date of the related equity awards, based on the estimated fair value of the awards, and recognize the expense using the straight-line attribution method over the requisite employee service period. We estimate the fair value of employee stock options on the date of grant using a binomial model and we use the closing trading price of our common stock on the date of grant as the fair value of awards of restricted stock units, or RSUs. We calculate the fair value of our employee stock purchase plan using the Black-Scholes model. Our stock based compensation for employee stock purchase plan is expensed using an accelerated amortization model.

Litigation, Investigation and Settlement Costs

From time to time, we are involved in legal actions and/or investigations by regulatory bodies. We are aggressively defending our current litigation matters for which we are responsible. However, there are many uncertainties associated with any litigation or investigation, and we cannot be certain that these actions or other third-party claims against us will be resolved without costly litigation, fines and/or substantial settlement payments. If that occurs, our business, financial condition and results of operations could be materially and adversely affected. If information becomes available that causes us to determine that a loss in any of our pending litigation, investigations or settlements is probable, and we can reasonably estimate the loss associated with such events, we will record the loss in accordance with U.S. GAAP. However, the actual liability in any such litigation or investigations may be materially different from our estimates, which could require us to record additional costs.

Foreign Currency Remeasurement

We use the United States dollar as our functional currency for all of our subsidiaries. Foreign currency monetary assets and liabilities are remeasured into United States dollars at end-of-period exchange rates. Non-monetary assets and liabilities such as property and equipment, and equity are remeasured at historical exchange rates. Revenue and expenses are remeasured at average exchange rates in effect during each period, except for those expenses related to the previously noted balance sheet amounts, which are remeasured at historical exchange rates. Gains or losses from foreign currency re-measurement are included in "Other income (expense), net" in our Consolidated Financial Statements and to date have not been significant.

The impact of net foreign currency transaction gain (loss) included in determining net income (loss) for fiscal years 2012, 2011 and 2010 was $1.6 million, $(2.4) million and $(0.9) million, respectively.

Income Taxes

We recognize federal, state and foreign current tax liabilities or assets based on our estimate of taxes payable or refundable in the current fiscal year by tax jurisdiction. We recognize federal, state and foreign deferred tax assets or liabilities, as appropriate, for our estimate of future tax effects attributable to temporary differences and carryforwards; and we record a valuation allowance to reduce any deferred tax assets by the amount of any tax benefits that, based on available evidence and judgment, are not expected to be realized.

United States income tax has not been provided on earnings of our non-U.S. subsidiaries to the extent that such earnings are considered to be indefinitely reinvested.

Our calculation of current and deferred tax assets and liabilities is based on certain estimates and judgments and involves dealing with uncertainties in the application of complex tax laws. Our estimates of current and deferred tax assets and liabilities may change based, in part, on added certainty or finality to an anticipated outcome, changes in accounting standards or tax laws in the United States, or foreign jurisdictions where we operate, or changes in other facts or circumstances. In addition, we recognize liabilities for potential United States and foreign income tax contingencies based on our estimate of whether, and the extent to which, additional taxes may be due. If we determine that payment of these amounts is unnecessary or if the recorded tax liability is less than our current assessment, we may be required to recognize an income tax benefit or additional income tax expense in our financial statements, accordingly.

As of January 29, 2012, we had a valuation allowance of $212.3 million related to state and certain foreign deferred tax assets that management determined are not likely to be realized due, in part, to projections of future taxable income and potential utilization limitations of tax attributes acquired as a result of stock ownership changes. To the extent realization of the deferred tax assets becomes more-likely-than-not, we would recognize such deferred tax asset as an income tax benefit during the period.

Our deferred tax assets do not include the excess tax benefit related to stock-based compensation that are a component of our federal and state net operating loss and research tax credit carryforwards in the amount of $526.0 million as of January 29, 2012. Consistent with prior years, the excess tax benefit reflected in our net operating loss and research tax credit carryforwards will be accounted for as a credit to stockholders' equity, if and when realized. In determining if and when excess tax benefits have been realized, we have elected to utilize the with-and-without approach with respect to such excess tax benefits. We have also elected to ignore the indirect tax effects of stock-based compensation deductions for financial and accounting reporting purposes, and specifically to recognize the full effect of the research tax credit in income from continuing operations.

We recognize the benefit from a tax position only if it is more-likely-than-not that the position would be sustained upon audit based solely on the technical merits of the tax position. Our policy is to include interest and penalties related to unrecognized tax benefits as a component of income tax expense. Please refer to Note 15 of these Notes to the Consolidated Financial Statements for additional information.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and other comprehensive income or loss. Other comprehensive income or loss components include unrealized gains or losses on available-for-sale securities, net of tax.

Net Income (Loss) Per Share

Basic net income (loss) per share is computed using the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed using the weighted average number of common and potentially dilutive shares outstanding during the period, using the treasury stock method. Under the treasury stock method, the effect of stock options outstanding is not included in the computation of diluted net income (loss) per share for periods when their effect is anti-dilutive.

Cash and Cash Equivalents

We consider all highly liquid investments that are readily convertible into cash and have an original maturity of three months or less at the time of purchase to be cash equivalents. As of January 29, 2012 and January 30, 2011, our cash and cash equivalents were $667.9 million and $665.4 million, respectively, which include $290.7 million and $132.6 million invested in money market funds for fiscal year 2012 and fiscal year 2011, respectively.

Marketable Securities

Marketable securities consist primarily of highly liquid investments with maturities of greater than three months when purchased. We generally classify our marketable securities at the date of acquisition as available-for-sale. These securities are reported at fair value with the related unrealized gains and losses included in accumulated other comprehensive income (loss), a component of stockholders' equity, net of tax. Any unrealized losses which are considered to be other-than-temporary impairments are recorded in the other income (expense) section of our consolidated statements of operations. Realized gains (losses) on the sale of marketable securities are determined using the specific-identification method and recorded in the other income (expense) section of our consolidated statements of operations.

All of our available-for-sale investments are subject to a periodic impairment review. We record a charge to earnings when a decline in fair value is significantly below cost basis and judged to be other-than-temporary, or have other indicators of impairments. If the fair value of an available-for-sale debt instrument is less than its amortized cost basis, an other-than-temporary impairment is triggered in circumstances where (1) we intend to sell the instrument, (2) it is more likely than not that we will be required to sell the instrument before recovery of its amortized cost basis, or (3) a credit loss exists where we do not expect to recover the entire amortized cost basis of the instrument. If we intend to sell or it is more likely than not that we will be required to sell the available-for-sale debt instrument before recovery of its amortized cost basis, we recognize an other-than-temporary impairment in earnings equal to the entire difference between the debt instruments' amortized cost basis and its fair value. For available-for-sale debt instruments that are considered other-than-temporarily impaired due to the existence of a credit loss, if we do not intend to sell and it is not more likely than not that we will be required to sell the instrument before recovery of its remaining amortized cost basis (amortized cost basis less any current-period credit loss), we separate the amount of the impairment into the amount that is credit related and the amount due to all other factors. The credit loss component is recognized in earnings while loss related to all other factors is recorded as other comprehensive income (loss).

We performed an impairment review of our investment portfolio as of January 29, 2012. Based on our impairment review and having considered the guidance of the relevant accounting literature, we did not record any other than temporary impairment charges during fiscal year 2012. We concluded that our investments were appropriately valued and that no additional other than temporary impairment charges were necessary on our portfolio of available for sale investments as of January 29, 2012.

Fair Value of Financial Instruments

The carrying value of cash, cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their relatively short maturities as of January 29, 2012 and January 30, 2011. Marketable securities are comprised of available-for-sale securities that are reported at fair value with the related unrealized gains and losses included in accumulated other comprehensive income (loss), a component of stockholders' equity, net of tax. Fair value of the marketable securities is determined based on quoted market prices.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash equivalents, marketable securities and accounts receivable. Our investment policy requires the purchase of top-tier investment grade securities, the diversification of asset type and includes certain limits on our portfolio duration. All marketable securities are held in our name, managed by several investment managers and held by one major financial institution under a custodial arrangement. Accounts receivable from significant customers, those representing 10% or more of total accounts receivable aggregated approximately 20% of our accounts receivable balance from one customer at January 29, 2012 and approximately 11% of our accounts receivable balance from the same customer at January 30, 2011. We perform ongoing credit evaluations of our customers' financial condition and maintain an allowance for potential credit losses. This allowance consists of an amount identified for specific customers and an amount based on overall estimated exposure. Our overall estimated exposure excludes amounts covered by credit insurance and letters of credit.

Accounts Receivable

We maintain an allowance for doubtful accounts receivable for estimated losses resulting from the inability of our customers to make required payments. We determine this allowance, which consists of an amount identified for specific customer issues as well as an amount based on overall estimated exposure. Factors impacting the allowance include the level of gross receivables, the financial condition of our customers and the extent to which balances are covered by credit insurance or letters of credit.

Inventories

Inventory cost is computed on an adjusted standard basis, which approximates actual cost on an average or first-in, first-out basis. Inventory costs consist primarily of the cost of semiconductors purchased from subcontractors, including wafer fabrication, assembly, testing and packaging, manufacturing support costs, including labor and overhead associated with such purchases, final test yield fallout, inventory provisions and shipping costs. We write down our inventory to the lower of cost or estimated market value. Obsolete or unmarketable inventory is completely written off based upon assumptions about future demand, future product purchase commitments, estimated manufacturing yield levels and market conditions. If actual market conditions are less favorable than those projected by management, or if our current inventory or future product purchase commitments to our suppliers exceed

our forecasted future demand for such products, additional future inventory write-downs may be required that could adversely affect our operating results. Inventory reserves once established are not reversed until the related inventory has been sold or scrapped. If actual market conditions are more favorable than expected and we sell products that we have previously written down, our reported gross margin would be favorably impacted.

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is computed using the straight-line method based on the estimated useful lives of the assets, generally three to five years. The estimated useful lives of our buildings are up to twenty-five years. Depreciation expense includes the amortization of assets recorded under capital leases. Leasehold improvements and assets recorded under capital leases are amortized over the shorter of the lease term or the estimated useful life of the asset.

Goodwill

Goodwill is subject to our annual impairment test during the fourth quarter of our fiscal year, or earlier if indicators of potential impairment exist, using a fair value-based approach. For the purposes of completing our impairment test, we perform either a qualitative or a quantitative analysis on a reporting unit basis.

Effective the fourth quarter of fiscal year 2012, we early adopted an accounting standard update, commonly referred to step zero approach, that allows us to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. For reporting units in which the qualitative assessment concludes it is more likely than not that the fair value is more than its carrying value, the amended guidance eliminates the requirement to perform further goodwill impairment testing. For those reporting units where significant change or event occurs, and where potential impairment indicators exist, we continue to utilize a two-step quantitative assessment to testing goodwill for impairment. The first step tests for possible impairment by applying a fair value-based test. In computing fair value of our reporting units, we use estimates of future revenues, costs and cash flows from such units. The second step, if necessary, measures the amount of such impairment by applying fair value-based tests to individual assets and liabilities.

Intangible Assets

Intangible assets primarily represent rights acquired under technology licenses, patents, acquired intellectual property, trademarks and customer relationships. We currently amortize our intangible assets with definitive lives over periods ranging from one to ten years using a method that reflects the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up or, if that pattern cannot be reliably determined, using a straight-line amortization method.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset, or asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset, or asset group to estimated undiscounted future cash flows expected to be generated by the asset, or asset group. If the carrying amount of an asset or asset group exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset or asset group exceeds the fair value of the asset or asset group. Fair value is determined based on the estimated discounted future cash flows expected to be generated by the asset or asset group. Assets and liabilities to be disposed of would be separately presented in the consolidated balance sheet and the assets would be reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated.

Accounting for Asset Retirement Obligations

We account for asset retirement obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The accounting guidance applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal use of the assets and requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. As of January 29, 2012 and January 30, 2011, our asset retirement obligations to return the leasehold improvements to their original condition upon lease termination at our headquarters facility in Santa Clara, California

and certain laboratories at our Austin facility and international locations were $10.2 million and $9.7 million, respectively.

Adoption of New and Recently Issued Accounting Pronouncements

In September 2011, the Financial Accounting Standards Board, or FASB issued amended guidance to simplify how entities test goodwill for impairment. The amended guidance permits an assessment of qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit in which goodwill resides is less than its carrying value. For reporting units in which this assessment concludes it is more likely than not that the fair value is more than its carrying value, the amended guidance eliminates the requirement to perform further goodwill impairment testing as outlined in the previously issued standards. The updated guidance is elective for annual and interim impairment tests performed beginning with our fiscal year 2013 and early adoption is permitted. We elected to early adopt the new guidance during the fourth quarter of fiscal year 2012 and it did not impact the results of our consolidated financial statements.

In June 2011, the FASB issued guidance regarding the presentation of comprehensive income. The new standard requires the presentation of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In December 2011, the FASB further amended this guidance and deferred the requirement to separately present within net income reclassification adjustments of items out of accumulated other comprehensive income. The updated guidance is effective on a retrospective basis for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. The adoption of this guidance will not have a material impact on our consolidated financial statements.

In May 2011, the FASB issued additional guidance on fair value measurements that clarifies the application of existing guidance and disclosure requirements, changes certain fair value measurement principles and requires additional disclosures about fair value measurements. The updated guidance is effective on a prospective basis for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. The adoption of this guidance will not have a material impact on our consolidated financial statements.

Note 2 – Stock Option Purchase

During the three months ended April 26, 2009, we completed a cash tender offer for certain employee stock options. The tender offer applied to outstanding stock options held by employees with an exercise price equal to or greater than $17.50 per share. None of the non-employee members of our Board of Directors or our officers who file reports under Section 16(a) of the Securities Exchange Act of 1934, as amended, or the Securities Exchange Act, were eligible to participate in the tender offer. All eligible options with exercise prices equal to or greater than $17.50 per share but less than $28.00 per share were eligible to receive a cash payment of $3.00 per option in exchange for the cancellation of the eligible option. All eligible options with exercise prices equal to or greater than $28.00 per share were eligible to receive a cash payment of $2.00 per option in exchange for the cancellation of the eligible option.

Our consolidated statement of operations for fiscal year 2010 includes stock-based compensation charges related to the stock option purchase (in thousands):

Cost of revenue	$	11,412
Research and development		90,456
Sales, general and administrative		38,373
Total	$	140,241

A total of 28.5 million options were tendered under the offer for an aggregate cash purchase price of 78.1 million, which was paid in exchange for the cancellation of the eligible options. As a result of the tender offer, we incurred a charge of $140.2 million consisting of $124.1 million related to the remaining unamortized stock based compensation expense associated with the unvested portion of the options tendered in the offer, $11.6 million related to stock-based compensation expense resulting from amounts paid in excess of the fair value of the underlying options, plus $4.5 million related to associated payroll taxes, professional fees and other costs.

Note 3 - Stock-Based Compensation

We measure stock-based compensation expense at the grant date of the related equity awards, based on the estimated fair value of the awards, and recognize the expense using the straight-line attribution method over the requisite employee service period adjusted for estimated forfeitures. We estimate the fair value of employee stock options on the date of grant using a binomial model and we use the closing trading price of our common stock on the date of grant as the fair value of awards of restricted stock units, or RSUs. We calculate the fair value of our employee stock purchase plan using the Black-Scholes model. Our stock based compensation for our employee stock purchase plan is expensed using an accelerated amortization model.

In addition to the stock-based compensation expense related to our cash tender offer to purchase certain employee stock options as described in Note 2 Stock Option Purchase, our consolidated statements of operations include stock-based compensation expense, net of amounts capitalized as inventory, as follows:

	Year Ended		
	January 29, 2012	January 30, 2011	January 31, 2010
		(In thousands)	
Cost of revenue	$ 11,322	$ 8,308	$ 12,050
Research and development	80,502	57,974	61,337
Sales, general and administrative	44,530	34,071	33,704
Total	$ 136,354	$ 100,353	$ 107,091

As of January 29, 2012 and January 30, 2011, the aggregate amount of unearned stock-based compensation expense related to our equity awards was $185.8 million and $147.1 million, respectively, adjusted for estimated forfeitures. As of January 29, 2012 and January 30, 2011, we expect to recognize the unearned stock-based compensation expense related to stock options over an estimated weighted average amortization period of 2.5 years and 1.7 years, respectively. As of January 29, 2012, and January 30, 2011 we expect to recognize the unearned stock-based compensation expense related to RSUs over an estimated weighted average amortization period of 2.5 years and 2.4 years.

Stock-based compensation capitalized in inventories resulted in a charge of $0.1 million and $0.7 million in cost of revenue during the fiscal years ended January 29, 2012 and January 30, 2011, respectively.

During fiscal years 2012, 2011 and 2010, we granted approximately 6.4 million, 5.8 million and 7.7 million stock options, respectively, with estimated total grant-date fair values of $52.4 million, $34.4 million and $44.2 million, respectively, and weighted average grant-date fair values of $8.16, $5.89 and $5.74 per option, respectively. During fiscal years 2012, 2011 and 2010, we granted approximately 7.3 million, 7.1 million and 7.7 million RSUs, respectively, with estimated total grant-date fair values of $119.7 million, $96.7 million and $94.1 million respectively, and weighted average grant-date fair values of $16.31, $13.61 and $12.26, respectively.

Of the estimated total grant-date fair value, we estimated that the stock-based compensation expense related to the equity awards that are not expected to vest for fiscal years 2012, 2011 and 2010 was $30.8 million, $23.5 million and $25.7 million, respectively.

Valuation Assumptions

We utilize a binomial model for calculating the estimated fair value of new stock-based compensation awards granted under our stock option plans. We have determined that the use of implied volatility is expected to be reflective of market conditions and, therefore, can be expected to be a reasonable indicator of our expected volatility. We also segregate options into groups of employees with relatively homogeneous exercise behavior in order to calculate the best estimate of fair value using the binomial valuation model. As such, the expected term assumption used in calculating the estimated fair value of our stock-based compensation awards using the binomial model is based on detailed historical data about employees' exercise behavior, vesting schedules, and death and disability probabilities. Our management believes the resulting binomial calculation provides a reasonable estimate of the fair value of our employee stock options. For our employee stock purchase plan we continue to use the Black-Scholes model.

We estimate forfeitures annually and revise the estimates of forfeiture, if necessary, in subsequent periods if actual forfeitures

differ from those estimates. Forfeitures are estimated based on historical experience.

The fair value of stock options granted under our stock option plans and shares issued under our employee stock purchase plan have been estimated at the date of grant with the following assumptions:

	Year Ended		
	January 29, 2012	January 30, 2011	January 31, 2010
Stock Options	(Using a binomial model)		
Weighted average expected life of stock options (in years)	3.0-5.4	3.1-6.7	3.7-5.8
Risk free interest rate	1.9%-3.8%	1.5%-3.3%	1.8%-2.9%
Volatility	46%-65%	42%-53%	45%-72%
Dividend yield	—	—	—

	Year Ended		
	January 29, 2012	January 30, 2011	January 31, 2010
Employee Stock Purchase Plan	(Using the Black-Scholes model)		
Weighted average expected life of stock options (in years)	0.5-2.0	0.5-2.0	0.5-2.0
Risk free interest rate	0.1%-0.7%	0.2%-0.8%	0.2 %- 1.0%
Volatility	57%-61%	45%-47%	53%-73%
Dividend yield	—	—	—

Equity Incentive Program

We consider equity compensation to be long-term compensation and an integral component of our efforts to attract and retain exceptional executives, senior management and world-class employees. Currently, we grant stock options and RSUs under our equity incentive plans. We believe that properly structured equity compensation aligns the long-term interests of stockholders and employees by creating a strong, direct link between employee compensation and stock appreciation, as stock options are only valuable to our employees if the value of our common stock increases after the date of grant.

2007 Equity Incentive Plan

At the Annual Meeting of Stockholders held on June 21, 2007, our stockholders approved the NVIDIA Corporation 2007 Equity Incentive Plan, or the 2007 Plan.

The 2007 Plan authorizes the issuance of incentive stock options, nonstatutory stock options, restricted stock, restricted stock unit, stock appreciation rights, performance stock awards, performance cash awards, and other stock-based awards to employees, directors and consultants. Only our employees may receive incentive stock options. The 2007 Plan succeeds our 1998 Equity Incentive Plan, our 1998 Non-Employee Directors' Stock Option Plan, our 2000 Nonstatutory Equity Incentive Plan, and the PortalPlayer, Inc. 2004 Stock Incentive Plan, or the Prior Plans. All options and stock awards granted under the Prior Plans shall remain subject to the terms of the Prior Plans with respect to which they were originally granted. Up to 101,845,177 shares, which due to the subsequent stock split now totals 152,767,766 shares, of our common stock may be issued pursuant to stock awards granted under the 2007 Plan or the Prior Plans. Currently, we grant stock options and RSUs under our equity incentive plans. As of January 29, 2012, there were 22,425,952 shares available for future issuance under the 2007 Plan.

In September 2010, we changed the vesting schedule for stock options and RSUs granted to employees from a three year period to a four year period. Stock options granted to employees, subject to certain exceptions, vest over a four year period, subject to continued service, with 25% vesting on the anniversary of the hire date in the case of new hires or the anniversary of the date of grant in the case of grants to existing employees and 6.25% vesting at the end of each quarterly period thereafter. We do have unvested stock options that continue to vest pursuant to a three year vesting period, subject to continued service. Options granted under the 2007 Plan generally expire six or ten years from the date of grant.

With respect to RSUs, subject to certain exceptions, RSUs granted to employees vest over a four year period, subject to

continued service, with 25% vesting on a pre-determined date that is close to the anniversary of the date of grant and 12.5% vesting semi-annually thereafter until fully vested. We do have unvested RSUs that continue to vest pursuant to a three vesting period, subject to continued service.

Unless terminated sooner, the 2007 Plan is scheduled to terminate on April 23, 2017. Our Board may suspend or terminate the 2007 Plan at any time. No awards may be granted under the 2007 Plan while the 2007 Plan is suspended or after it is terminated. The Board may also amend the 2007 Plan at any time. However, if legal, regulatory or listing requirements require stockholder approval, the amendment will not go into effect until the stockholders have approved the amendment.

PortalPlayer, Inc. 1999 Stock Option Plan

We assumed options issued under the PortalPlayer, Inc. 1999 Stock Option Plan, or the 1999 Plan, when we completed our acquisition of PortalPlayer on January 5, 2007. The 1999 Plan was terminated upon completion of PortalPlayer's initial public offering of common stock in 2004. No shares of common stock are available for issuance under the 1999 Plan other than to satisfy exercises of stock options granted under the 1999 Plan prior to its termination and any shares that become available for issuance as a result of expiration or cancellation of an option that was issued pursuant to the 1999 Plan. Previously authorized yet unissued shares under the 1999 Plan were cancelled upon completion of PortalPlayer's initial public offering.

Each option we assumed in connection with our acquisition of PortalPlayer was converted into the right to purchase that number of shares of NVIDIA common stock determined by multiplying the number of shares of PortalPlayer common stock underlying such option by 0.3601 and then rounding down to the nearest whole number of shares. The exercise price per share for each assumed option was similarly adjusted by dividing the exercise price by 0.3601 and then rounding up to the nearest whole cent. Vesting schedules and expiration dates did not change.

Under the 1999 Plan, incentive stock options were granted at a price that was not less than 100% of the fair market value of PortalPlayer's common stock, as determined by its board of directors, on the date of grant. Non-statutory stock options were granted at a price that was not less than 85% of the fair market value of PortalPlayer's common stock, as determined by its board of directors, on the date of grant.

Generally, options granted under the 1999 Plan are exercisable for a period of ten years from the date of grant, and shares vest at a rate of 25% on the first anniversary of the grant date of the option, and an additional 1/48th of the shares upon completion of each succeeding full month of continuous employment thereafter.

1998 Employee Stock Purchase Plan

In February 1998, our Board approved the 1998 Employee Stock Purchase Plan, or the Purchase Plan. In June 1999, the Purchase Plan was amended to increase the number of shares reserved for issuance automatically each year at the end of our fiscal year for the next 10 years (commencing at the end of fiscal year 2000 and ending 10 years later in 2009) by an amount equal to 2% of the outstanding shares on each such date, including on an as-if-converted basis preferred stock and convertible notes, and outstanding options and warrants, calculated using the treasury stock method; provided that the maximum number of shares of common stock available for issuance from the Purchase Plan could not exceed 52,000,000 shares which, due to subsequent stock-splits, is now 78,000,0000 shares. The number of shares will no longer be increased annually as we reached the maximum permissible number of shares at the end of fiscal year 2006. There are a total of 78,000,000 shares authorized for issuance. At January 29, 2012, 51,792,571 shares had been issued under the Purchase Plan and 26,207,429 shares were available for future issuance.

The Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. Under the Purchase Plan, the Board has authorized participation by eligible employees, including officers, in periodic offerings following the adoption of the Purchase Plan. Under the Purchase Plan, separate offering periods shall be no longer than 27 months. Under the current offering adopted pursuant to the Purchase Plan, each offering period is 24 months , which is divided into four purchase periods of six months .

Employees are eligible to participate if they are employed by us or an affiliate of us as designated by the Board. Employees who participate in an offering may have up to 10% of their earnings withheld pursuant to the Purchase Plan up to certain limitations and applied on specified dates determined by the Board to the purchase of shares of common stock. The Board may increase this percentage at its discretion, up to 15%. The price of common stock purchased under the Purchase Plan will be equal to the lower of the fair market value of the common stock on the commencement date of each offering period and the purchase

date of each offering period at 85% at the fair market value of the common stock on the relevant purchase date. During fiscal years 2012, 2011 and 2010, employees purchased approximately 5.8 million, 6.7 million, and 5.9 million shares, respectively, with weighted-average prices of $8.18, $6.59, and $6.76 per share, respectively, and grant-date fair values of $5.47, $4.06 and $4.60 per share, respectively. Employees may end their participation in the Purchase Plan at any time during the offering period, and participation ends automatically on termination of employment with us and in each case their contributions are refunded.

The following is a summary of our equity award transactions under our equity incentive plans:

		Options Outstanding				Restricted Stock Units Outstanding	
	Total Stock Awards Available for Grant	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value [1]	Number of Shares	Weighted Average Grant-date fair value
Balances, January 25, 2009	29,500,759	97,454,280	$ 13.83			—	—
Authorized	—	—	$ —			—	—
Granted	(15,374,295)	7,701,396	$ 11.50			7,672,899	$ 12.26
Exercised	—	(17,099,663)	$ 5.74			—	—
Vested Restricted Stock	—	—	—			(2,400)	$ 12.40
Canceled and forfeited	1,357,528	(1,175,541)	$ 12.90			(181,987)	$ 11.37
Cancellations related to stock options purchase [2]	28,532,050	(28,532,050)	$ 23.35			—	—
Balances, January 31, 2010	44,016,042	58,348,422	$ 11.30			7,488,512	$ 12.28
Authorized	—	—	—			—	—
Granted	(12,923,659)	5,818,966	$ 13.79			7,104,693	$ 13.61
Exercised	—	(18,287,483)	$ 8.16			—	—
Vested Restricted Stock	—	—	—			(3,215,633)	$ 11.74
Canceled and forfeited	2,644,105	(1,878,447)	$ 12.56			(765,658)	$ 13.76
Balances, January 30, 2011	33,736,488	44,001,458	$ 12.88			10,611,914	$ 13.23
Authorized	—	—	—			—	—
Granted	(13,767,554)	6,430,778	$ 16.18			7,336,776	$ 16.31
Exercised	—	(15,515,053)	$ 10.70			—	—
Vested Restricted Stock	—	—	—			(3,442,076)	$ 12.02
Canceled and forfeited	2,457,018	(1,588,207)	$ 14.78			(868,811)	$ 14.72
Balances, January 29, 2012	22,425,952	33,328,976	$ 14.44	4.15	$79,174,063	13,637,803	$ 15.10
Exercisable at January 29, 2012		21,434,294	$ 13.80	2.28	$ 66,073,341		
Vested and Expected to Vest after January 29,2012		31,451,419	$ 14.38	3.95	$77,103,721	11,017,627	$ 15.10

(1) The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value for in-the-money options at January 29, 2012, based on the $14.91 closing stock price of our common stock on the NASDAQ Global Select Market, which would have been received by the option holders had all in-the-money option holders exercised their options as of that date. The total number of in-the-money options outstanding and exercisable as of January 29, 2012 was 18.9 million shares and 13.3 million shares, respectively.

(2) Please refer to Note 2 of these Notes to the Consolidated Financial Statements for further discussion regarding the cash tender offer for certain employee stock options that our Board of Directors approved in February 2009.

The total intrinsic value of options exercised was $105.3 million, $139.1 million and $140.3 million for fiscal years 2012, 2011 and 2010, respectively. The total fair value of options vested was $49.5 million, $60.7 million and $37.0 million for fiscal years 2012, 2011 and 2010, respectively.

Note 4- Patent Cross License Agreement

On January 10, 2011, we entered into a new six-year patent cross licensing agreement, or the License Agreement, with Intel. Under the License Agreement, Intel has granted to NVIDIA and its qualified subsidiaries, and NVIDIA has granted to Intel and Intel's qualified subsidiaries, a non-exclusive, non-transferable, worldwide license, without the right to sublicense to all patents that are either owned or controlled by the parties at any time that have a first filing date on or before March 31, 2017, to make, have made (subject to certain limitations), use, sell, offer to sell, import and otherwise dispose of certain semiconductor- and electronic-related products anywhere in the world. NVIDIA's rights to Intel's patents have certain specified limitations, including but not limited to, NVIDIA was not granted a license to: (1) certain microprocessors, defined in the License Agreement as "Intel Processors" or "Intel Compatible Processors;" (2) certain chipsets that connect to Intel Processors; or (3) certain flash memory products. In connection with the License Agreement, NVIDIA and Intel mutually agreed to settle all outstanding legal disputes. Under the License Agreement, Intel will pay NVIDIA an aggregate amount of $1.5 billion, payable in annual installments, as follows: a $300 million payment on each of January 18, 2011, January 13, 2012 and January 15, 2013 and a $200 million payment on each of January 15, 2014, 2015 and 2016.

Accounting for the Agreement

The License Agreement between NVIDIA and Intel includes multiple elements. As a result, we determined each element of the License Agreement, their fair value and when they should be recognized. We allocated the total consideration, comprising of the cash payments from Intel and the estimated fair value of the license we received from Intel, to the legal settlement and the license to Intel based on the estimated relative fair value of these elements as follows:

	(In thousands)
Legal settlement	$ 57,000
License to Intel	1,583,000
License from Intel	(140,000)
Total cash consideration	$ 1,500,000

The elements of the License Agreement are accounted for as follows:

1. *Legal settlement*: In connection with the License Agreement, both parties agreed to settle all outstanding legal disputes. The fair value allocated to the settlement of $57.0 million was recorded in the fourth quarter of fiscal year 2011, as a benefit to operating expense.

2. *License to Intel:* We will recognize $1,583.0 million in total, or $66.0 million per quarter, as revenue over the term of the agreement of six years, the period over which Intel will have access to newly filed NVIDIA patents. Consideration received in advance of the performance period will be classified as deferred revenue. In the fiscal year 2012, we recognized 220.0 million of revenue as our performance obligation under the agreement commencing on April 2011.

3. *License from Intel*: We recognized $140.0 million as an intangible asset upon execution of the agreement. Amortization of $5.0 million per quarter will be charged to cost of sales over the seven year estimated useful life of the technology beginning in April 2011. In the fiscal year 2012, we recognized amortization expense of $16.7 million.

Fair Value Determination

In determining the estimated fair value of the elements of the License Agreement, we assumed the highest and best use of each element from a market participant perspective. The inputs and assumptions used in our valuation included projected revenue, royalty rates, discount rates, useful lives and income tax rates, among others. The development of a number of these inputs and assumptions in the model required a significant amount of management judgment and is based upon a number of factors, including the selection of industry comparables, royalty rates, market growth rates and other relevant factors. Changes in any number of these assumptions may have had a substantial impact on the estimated fair value of each element. These inputs and assumptions represent management's best estimate at the time of the transaction.

Note 5 – Net Income (Loss) Per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share computations for the periods presented:

	Year Ended		
	January 29, 2012	January 30, 2011	January 31, 2010
	(In thousands, except per share data)		
Numerator:			
Net income (loss)	$ 581,090	$ 253,146	$ (67,987)
Denominator:			
Denominator for basic net income (loss) per share, weighted average shares	603,646	575,177	549,574
Effect of dilutive securities:			
Equity Awards outstanding	12,725	13,507	—
Denominator for diluted net income (loss) per share, weighted average shares	616,371	588,684	549,574
Net income (loss) per share:			
Basic net income (loss) per share	$ 0.96	$ 0.44	$ (0.12)
Diluted net income (loss) per share	$ 0.94	$ 0.43	$ (0.12)
Potentially dilutive securities excluded from income per diluted share because their effect would have been anti-dilutive	22,617	24,646	29,313

Note 6 - 3dfx

During fiscal year 2002, we completed the purchase of certain assets from 3dfx Interactive, Inc., or 3dfx, for an aggregate purchase price of approximately $74.2 million. On December 15, 2000, NVIDIA Corporation and one of our indirect subsidiaries entered into an Asset Purchase Agreement, or the APA, which closed on April 18, 2001, to purchase certain graphics chip assets from 3dfx.

In October 2002, 3dfx filed for Chapter 11 bankruptcy protection in the United States Bankruptcy Court for the Northern District of California. In March 2003, the Trustee appointed by the Bankruptcy Court to represent 3dfx's bankruptcy estate served his complaint on NVIDIA. The Trustee's complaint asserted claims for, among other things, successor liability and fraudulent transfer and sought additional payments from us. In early November 2005, NVIDIA and the Official Committee of Unsecured Creditors, or the Creditors' Committee, agreed to a Plan of Liquidation of 3dfx, which included a conditional settlement of the Trustee's claims against us. This conditional settlement was subject to a confirmation process through a vote of creditors and the review and approval of the Bankruptcy Court. The conditional settlement called for a payment by NVIDIA of approximately $30.6 million to the 3dfx estate. Under the settlement, $5.6 million related to various administrative expenses and Trustee fees, and $25.0 million related to the satisfaction of debts and liabilities owed to the general unsecured creditors of 3dfx. Accordingly, during the three month period ended October 30, 2005, we recorded $5.6 million as a charge to settlement costs and $25.0 million as additional purchase price for 3dfx. The Trustee advised that he intended to object to the settlement.

The conditional settlement reached in November 2005 never progressed through the confirmation process and the Trustee's case still remains pending appeal. As such, we have not reversed the accrual of $30.6 million - $5.6 million as a charge to settlement costs and $25.0 million as additional purchase price for 3dfx – that we recorded during the three months ended October 30, 2005, pending resolution of the appeal of the Trustee's case.

The 3dfx asset purchase price of $95.0 million and $4.2 million of direct transaction costs were allocated based on fair values presented below. The final allocation of the purchase price of the 3dfx assets is contingent upon the outcome of all of the 3dfx litigation. Please refer to Note14 of these Notes to the Consolidated Financial Statements for further discussion regarding this litigation.

	Fair Market Value	Straight-Line Amortization Period
	(In thousands)	(Years)
Property and equipment	$ 2,433	1-2
Trademarks	11,310	5
Goodwill	85,418	—
Total	$ 99,161	

Note 7: Business Combinations

On June 10, 2011, we completed the acquisition of Icera, Inc. by acquiring all issued and outstanding preferred and common shares in exchange for cash. Icera develops baseband processors for 3G and 4G cellular phones and tablets. In addition to leveraging on the existing Icera business, the objective of the acquisition is to accelerate and enhance the combination of our application processor with Icera's baseband processor for use in mobile devices such as smartphones and tablets.

Total consideration to acquire Icera was $352.2 million in cash. All existing Icera equity based incentive plans were terminated upon the completion of the acquisition. In connection with the acquisition of Icera, we established a retention program in the aggregate amount of approximately $68.0 million to be paid out to Icera employees over a period of four years.

The allocation of purchase consideration to assets and liabilities is not yet finalized. We continue to evaluate the fair value of certain assets and liabilities related to the acquisition of Icera. Additional information, which existed as of the acquisition date but was at that time unknown to us, may become known to us during the remainder of the measurement period, a period not to exceed 12 months from the acquisition date. Changes to amounts recorded as assets or liabilities may result in a corresponding adjustment to goodwill.

During the fiscal year ended January 29, 2012, we adjusted the preliminary values assigned to deferred income tax assets and liabilities in order to reflect additional information obtained since the acquisition date, resulting in an net increase to goodwill of $47.5 million. The net increase of $47.5 million was primarily related to a $54.5 million reduction of deferred tax asset for net operating loss carryforward as a result of the limitation pursuant to Section 382 of the Internal Revenue Code and a $7.0 million increase to net deferred tax assets for tax attributes, which existed as of the acquisition date, and were subsequently adjusted within the measurement period as a result of resolution of tax positions taken in connection with these tax attributes.

The preliminary fair values of the assets acquired and liabilities assumed by major class in the acquisition of Icera were recognized as follows (in thousands):

Cash	$ 3,315
Accounts receivable	13,740
Inventory	13,510
Prepaid and other current assets	1,972
Deferred tax assets	13,036
Property, plant and equipment	3,649
Goodwill	271,186
Intangible assets	97,515
Other assets	591
Total assets acquired	418,514
Accounts payable	(6,026)
Accrued liabilities	(38,735)
Notes payable	(10,319)
Income taxes payable	(4,558)
Deferred income tax liabilities	(6,677)
Net assets acquired	$ 352,199

The goodwill amount of $271.2 million arising from the acquisition is primarily attributed to the assembled workforce of Icera and the premium paid over the fair value of the net assets acquired from Icera. Goodwill recognized is not expected to be deductible for tax purposes. Please refer to Note 8 of these Notes to Consolidated Financial Statements for further information regarding the activity related to the carrying value of goodwill.

The acquisition-related intangible assets assumed from the acquisition of Icera were recognized as follows based upon their fair values as of June 10, 2011:

Intangible assets	Fair Value	Weighted-average estimated useful lives
	(In thousands)	(In years)
Technology	$ 58,300	7.4
In-process technology	$ 20,200	indefinite
Customer relationships	$ 18,200	6.8

Technology

Technology consists of core technology and existing technology. Core technology represents a series of processes and trade secrets that are used in Icera's products and form a major part of the architecture of both the current products and planned future releases of current products. We used a profit allocation method to value the core technology of Icera, based on market royalties for similar fundamental technologies. The profit allocation method estimates the cost savings that accrue to the owner of an intangible asset that would otherwise be payable on revenues earned through the use of the asset. The royalty rate we used was based on an analysis of empirical, market-derived royalty rates for guideline intangible assets. Revenue was projected over the expected remaining useful life of the core technology and then the market-derived royalty rate was applied to estimate the royalty savings.

Existing technology is specific to certain products acquired that have also passed technological feasibility. We used an income approach to value Icera's existing technology. Using this approach, we calculated the estimated fair value using expected future cash flows from specific products discounted to their net present values at an appropriate risk-adjusted rate of return.

In-Process Technology

In-process technology or IPR&D represents the fair values of incomplete Icera research and development projects that had not reached technological feasibility as of the date of acquisition. In the future, the fair value of each project at the acquisition date

will be either amortized or impaired depending on whether the projects are completed or abandoned.

The fair value of the IPR&D was determined using the income approach. Under the income approach, the expected future cash flows from each project under development was estimated and discounted to their net present values at an appropriate risk-adjusted rate of return. Significant factors considered in the calculation of the rate of return were the weighted average cost of capital, the return on assets, as well as the risks inherent in the development process, including the likelihood of achieving technological success and market acceptance. Each project was analyzed to determine the unique technological innovations, the existence and reliance on core technology, the existence of any alternative future use or current technological feasibility, and the complexity, cost and time to complete the remaining development. Future cash flows for each project were estimated based on forecasted revenue and costs, taking into account the expected product life cycles, market penetration and growth rates.

Customer Relationships

Customer relationships represent the fair value of projected cash flows that will be derived from the sale of products to Icera's existing customers based on existing, in-process, and future versions of the underlying technology.

Supplemental Pro Forma Data (Unaudited)

The unaudited pro forma statement of operations data below gives effect to the acquisition of Icera, as if it had occurred at the beginning of fiscal year 2011. The following data includes the amortization of acquisition-related intangible assets and compensation cost related to a retention program for the years ended January 29, 2012 and January 30, 2011, respectively. Transaction costs related to the acquisition of Icera have been shown in the year ended January 30, 2011, as if the acquisition had occurred at the beginning of fiscal year 2011. This pro forma data is presented for informational purposes only and does not purport to be indicative of the results of future operations or of the results that would have occurred had the acquisitions taken place at the beginning of fiscal year 2011. Revenue contribution from Icera was not significant for fiscal year 2012.

	Year ended	
	January 29, 2012	January 30, 2011
	(In thousands, except per share data)	
Pro forma net revenue	$ 4,018,330	$ 3,591,409
Pro forma net income	$ 556,516	$ 179,566
Pro forma net income per share (basic)	$ 0.92	$ 0.31
Pro forma net income per share (diluted)	$ 0.90	$ 0.31

Note 8 - Goodwill

The carrying amount of goodwill is as follows:

	January 29, 2012	January 30, 2011
	(In thousands)	
Icera	$ 271,186	$ —
PortalPlayer	104,896	104,896
3dfx	75,326	75,326
Mental Images	59,252	59,252
MediaQ	35,167	35,167
ULi	31,115	31,115
Hybrid Graphics	27,906	27,906
Ageia	19,198	19,198
Other	16,984	16,984
Total goodwill	$ 641,030	$ 369,844

Goodwill is subject to our annual impairment test during the fourth quarter of our fiscal year, or earlier if indicators of potential impairment exist, using a fair value-based approach. We completed our most recent annual impairment test during the fourth quarter of fiscal year 2012 and concluded that there was no impairment. For the purposes of completing our most recent impairment test, we perform either a qualitative or a quantitative analysis on a reporting unit basis.

In a qualitative analysis, we evaluate factors including, but not limited to, macro economic conditions, market and industry conditions, competitive environment, operational stability and the overall financial performance of the reporting units including cost factors and budgeted-to-actual revenue results. In a quantitative analysis, we use estimates of future revenues, costs and cash flows from such units. This assessment is based upon a discounted cash flow analysis and analysis of our market capitalization. The estimate of cash flow is based upon, among other things, certain assumptions about expected future operating performance such as revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions, and determination of appropriate market comparables.

The amount of goodwill allocated to our GPU business, PSB, and CPB segments as of January 29, 2012 was $133.1 million, $95.1 million and $412.8 million, respectively, and as of January 30, 2011 was $133.1 million, $95.1 million and $141.6 million, respectively. Please refer to Note 18 of these Notes to the Consolidated Financial Statements for further discussion regarding segments.

Note 9 - Amortizable Intangible Assets

The components of our amortizable intangible assets are as follows:

	January 29, 2012				January 30, 2011			
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Useful Life
		(In thousands)		(In years)		(In thousands)		(In years)
Technology licenses	$ 319,930	$ (99,302)	$ 220,628	7.6	$ 320,477	$ (62,791)	$ 257,686	7.6
Acquired intellectual property	172,039	(79,261)	92,778	6.0	75,339	(61,114)	14,225	3.8
Patents	32,456	(19,726)	12,730	5.3	32,203	(15,369)	16,834	5.3
Total intangible assets	$ 524,425	$ (198,289)	$ 326,136		$ 428,019	$ (139,274)	$ 288,745	

Amortization expense associated with intangible assets for fiscal years 2012, 2011 and 2010 was $59.0 million, $30.0 million and $31.9 million, respectively. Future amortization expense for the net carrying amount of intangible assets at January 29, 2012 is estimated to be $56.2 million in fiscal year 2013, $51.3 million in fiscal year 2014, $51.3 million in fiscal year 2015, $46.0 million in fiscal year 2016, $33.1 million in fiscal year 2017 and $88.2 million in fiscal years subsequent to fiscal year 2017 until fully amortized.

Note 10 - Marketable Securities

All of the cash equivalents and marketable securities are classified as "available-for-sale" securities. Investments in both fixed rate instruments and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate debt securities may have their market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates or if the decline in fair value of our publicly traded debt or equity investments is judged to be other-than-temporary. We may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates. However, because any debt securities we hold are classified as "available-for-sale," no gains or losses are realized in our statement of operations due to changes in interest rates unless such securities are sold prior to maturity or unless declines in market values are determined to be other-than-temporary. These securities are reported at fair value with the related unrealized gains and losses included in accumulated other comprehensive income, a component of stockholders' equity, net of tax.

The following is a summary of cash equivalents and marketable securities at January 29, 2012 and January 30, 2011:

	January 29, 2012			
	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
	(In thousands)			
Debt securities of United States government agencies	$ 769,300	$ 1,605	$ (151)	$ 770,754
Corporate debt securities	1,114,439	3,268	(260)	1,117,447
Mortgage backed securities issued by United States government-sponsored enterprises	156,668	4,964	(73)	161,559
Money market funds	290,732	—	—	290,732
Debt securities issued by United States Treasury	533,616	2,161	(3)	535,774
Total	$ 2,864,755	$ 11,998	$ (487)	$ 2,876,266
Classified as:				
Cash equivalents				$ 414,566
Marketable securities				2,461,700
Total				$ 2,876,266

	January 30, 2011			
	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
	(In thousands)			
Debt securities of United States government agencies	$ 531,789	$ 1,034	$ (226)	$ 532,597
Corporate debt securities	925,226	3,354	(208)	928,372
Mortgage backed securities issued by United States government-sponsored enterprises	140,844	4,599	(21)	145,422
Money market funds	132,586	—	—	132,586
Debt securities issued by United States Treasury	435,091	1,939	(18)	437,012
Total	$ 2,165,536	$ 10,926	$ (473)	$ 2,175,989
Classified as:				
Cash equivalents				$ 350,787
Marketable securities				1,825,202
Total				$ 2,175,989

The following table provides the breakdown of the investments with unrealized losses at January 29, 2012:

	Less than 12 months		12 months or greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(In thousands)					
Corporate debt securities	$ 672,554	$ (82)	$ 444,893	$ (178)	$ 1,117,447	$ (260)
Mortgage backed securities issued by United States government-sponsored enterprises	3,641	—	157,918	(73)	161,559	(73)
Debt securities of United States Treasury	266,203	(1)	269,571	(2)	535,774	(3)
Debt securities issued by United States government agencies	475,024	(79)	295,730	(72)	770,754	(151)
Total	$ 1,417,422	$ (162)	$ 1,168,112	$ (325)	$ 2,585,534	$ (487)

We performed an impairment review of our investment portfolio as of January 29, 2012. Factors considered included general market conditions, the duration and extent to which fair value is below cost, and our intent and ability to hold an investment for a sufficient period of time to allow for recovery in value. We also consider specific adverse conditions related to the financial health of and business outlook for an investee, including industry and sector performance, changes in technology, operational and financing cash flow factors, and changes in an investee's credit rating. Investments that we identify as having an indicator of impairment are subject to further analysis to determine if the investment was other than temporarily impaired. Based on our quarterly impairment review and having considered the guidance in the relevant accounting literature, we did not record any other-than-temporary impairment charges during fiscal year 2012. We concluded that our investments were appropriately valued and that no other than temporary impairment charges were necessary on our portfolio of available for sale investments as of January 29, 2012.

As of January 29, 2012, we had 11 investments that were in an unrealized loss position with total unrealized losses amounting to $0.2 million and with a duration of less than one year. The gross unrealized losses related to fixed income securities were due to changes in interest rates. We have determined that the gross unrealized losses on investment securities at January 29, 2012 are temporary in nature. Currently, we have the intent and ability to hold our investments with impairment indicators until maturity.

Net realized gains, excluding any impairment charges, were $0.4 million, $1.5 million and $1.8 million for fiscal years 2012, 2011 and 2010, respectively. As of January 29, 2012, we had a net unrealized gain of $11.5 million, which was comprised of gross unrealized gains of $12.0 million, offset by $0.5 million of gross unrealized losses. As of January 30, 2011, we had a net unrealized gain of $10.5 million, which was comprised of gross unrealized gains of $11.0 million, offset by $0.5 million of gross unrealized losses.

The amortized cost and estimated fair value of cash equivalents and marketable securities which are primarily debt instruments are classified as available-for-sale at January 29, 2012 and January 30, 2011 and are shown below by contractual maturity.

	January 29, 2012		January 30, 2011	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(In thousands)			
Less than one year	$ 1,705,916	$ 1,708,154	$ 1,176,046	$ 1,178,733
Due in 1 - 5 years	1,047,956	1,053,265	899,993	904,926
Mortgage-backed securities issued by government-sponsored enterprises not due at a single maturity date	110,883	114,847	89,497	92,330
Total	$ 2,864,755	$ 2,876,266	$ 2,165,536	$ 2,175,989

Note 11 – Fair Value of Cash Equivalents and Marketable Securities

We measure our cash equivalents and marketable securities at fair value. The fair values of our financial assets and liabilities are determined using quoted market prices of identical assets or quoted market prices of similar assets from active markets. Our Level 1 assets consist of our money market funds. We classify securities within Level 1 assets when the fair value is obtained from real time quotes for transactions in active exchange markets involving identical assets. Our available-for- sale securities are classified as having Level 2 inputs. Our Level 2 assets are valued utilizing a market approach where the market prices of similar assets are provided by a variety of independent industry standard data providers to our investment custodian. There were no significant transfers between Levels 1 and 2 assets for the year ended January 29, 2012. Level 3 assets are based on unobservable inputs to the valuation methodology and include our own data about assumptions market participants would use in pricing the asset or liability based on the best information available under the circumstances.

Financial assets and liabilities measured at fair value are summarized below:

		Fair value measurement at reporting date using	
	January 29, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
		(In thousands)	
Debt securities of United States government agencies [1]	$ 770,754	$ —	$ 770,754
Corporate debt securities [2]	1,117,447	—	1,117,447
Mortgage backed securities issued by United States government-sponsored enterprises [3]	161,559	—	161,559
Money market funds [4]	290,732	290,732	—
Debt securities issued by United States Treasury [5]	535,774	—	535,774
Total assets	$ 2,876,266	$ 290,732	$ 2,585,534

(1) Includes $23.0 million in Cash Equivalents and $747.8 million in Marketable Securities on the Consolidated Balance Sheet.
(2) Includes $64.9 million in Cash Equivalents and $1,052.5 million in Marketable Securities on the Consolidated Balance Sheet.
(3) Included in Marketable Securities on the Consolidated Balance Sheet.
(4) Included in Cash Equivalents on the Consolidated Balance Sheet.
(5) Includes $36.0 million in Cash Equivalents and $499.8 million in Marketable Securities on the Consolidated Balance Sheet.

Note 12 - Balance Sheet Components

Certain balance sheet components are as follows:

	January 29, 2012	January 30, 2011
Inventories:	(In thousands)	
Raw materials	$ 84,927	$ 67,880
Work in-process	62,934	72,698
Finished goods	192,436	204,947
Total inventories	$ 340,297	$ 345,525

	January 29, 2012	January 30, 2011	Estimated Useful Life
	(In thousands)		(Years)
Property and Equipment:			
Land	$ 218,496	$ 217,372	(A)
Building	30,869	29,326	3-25
Test equipment	299,506	293,807	3-5
Software and licenses	211,339	306,699	3-5
Leasehold improvements	143,986	146,508	(B)
Computer equipment	168,455	132,896	3
Office furniture and equipment	45,521	36,239	5
Capital leases	27,264	26,618	(B)
Construction in process	11,092	4,474	(C)
Total property and equipment, gross	1,156,528	1,193,939	
Accumulated depreciation and amortization	(596,456)	(625,082)	
Total property and equipment, net	$ 560,072	$ 568,857	

(A) Land is a non-depreciable asset.

(B) Leasehold improvements and capital leases are amortized based on the lesser of either the asset's estimated useful life or the remaining lease term.

(C) Construction in process represents assets that are not in service as of the balance sheet date.

Depreciation expense for fiscal years 2012, 2011 and 2010 was $145.2 million, $157 million and $164.8 million, respectively.

Prepaid Expenses and Other	January 29, 2012	January 30, 2011
	(In thousands)	
Prepaid maintenance	$ 12,965	$ 12,165
Prepaid insurance	3,502	3,512
Prepaid taxes	10,069	1,364
Prepaid rent	3,410	3,599
Other	19,465	11,996
Total prepaid expenses and other	$ 49,411	$ 32,636

Other Assets	January 29, 2012	January 30, 2011
	(In thousands)	
Prepaid taxes, long term [1]	$ 68,805	$ —
Prepaid maintenance, long term	15,175	21,239
Lease deposits	8,027	7,003
Investment in non-affiliates	10,382	8,792
Deferred Income Taxes, long term	7,459	851
Other	10,484	2,965
Total other assets	$ 120,332	$ 40,850

(1) Represents long-term prepaid taxes related to inter-company transactions that are deferred for accounting purposes and amortized over eight years.

	January 29, 2012	January 30, 2011
Accrued Liabilities:	(In thousands)	
Deferred revenue	$ 270,649	$ 245,596
Accrued customer programs [1]	143,972	171,163
Warranty accrual [2]	18,406	107,896
Accrued payroll and related expenses	88,879	71,915
Accrued legal settlement [3]	30,600	30,600
Taxes payable, short- term	6,941	4,576
Other	35,439	24,798
Total accrued liabilities and other	$ 594,886	$ 656,544

(1) Please refer to Note 1 of these Notes to the Consolidated Financial Statements for discussion regarding the nature of accrued customer programs and their accounting treatment related to our revenue recognition policies and estimates.
(2) Please refer to Note 13 of these Notes to the Consolidated Financial Statements for discussion regarding the warranty accrual.
(3) Please refer to Note 14 of these Notes to the Consolidated Financial Statements for discussion regarding the 3dfx litigation.

	January 29, 2012	January 30, 2011
Other Long Term Liabilities:	(In thousands)	
Deferred income tax liability	$ 133,288	$ 46,129
Income tax payable	63,007	57,590
Asset retirement obligations	10,199	9,694
Deferred revenue from Intel cross license agreement [1]	200,370	163,000
Other	48,943	71,300
Total other long-term liabilities	$ 455,807	$ 347,713

(1) Please refer to Note 4 of these Notes to the Consolidated Financial Statements for discussion regarding our revenue recognition under this agreement.

Note 13 - Guarantees

U.S. GAAP, requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. In addition, U.S. GAAP requires disclosures about the guarantees that an entity has issued, including a tabular reconciliation of the changes of the entity's product warranty liabilities.

Product Defect

Our products are complex and may contain defects or experience failures due to any number of issues in design, fabrication, packaging, materials and/or use within a system. If any of our products or technologies contains a defect, compatibility issue or other error, we may have to invest additional research and development efforts to find and correct the issue. Such efforts could divert our management's and engineers' attention from the development of new products and technologies and could increase our operating costs and reduce our gross margin. In addition, an error or defect in new products or releases or related software drivers after commencement of commercial shipments could result in failure to achieve market acceptance or loss of design wins. Also, we may be required to reimburse customers, including for customers' costs to repair or replace the products in the field, which could cause our revenue to decline. A product recall or a significant number of product returns could be expensive, damage our reputation and could result in the shifting of business to our competitors. Costs associated with correcting defects, errors, bugs or other issues could be significant and could materially harm our financial results.

As of January 29, 2012, we recorded a total cumulative net charge of $475.9 million, of which $466.4 million has been charged against cost of revenue and the remainder has been charged to sales, general and administrative to cover customer warranty, repair,

return, replacement and other costs arising from a weak die/packaging material set in certain versions of our previous generation MCP and GPU products used in notebook configurations. Included in the charge are the costs of implementing a settlement with the plaintiffs of a putative consumer class action lawsuit related to this same matter and other related estimated consumer class action settlements.

The previous generation MCP and GPU products that are impacted were included in a number of notebook products that were shipped and sold in significant quantities. Certain notebook configurations of these products are failing in the field at higher than normal rates. Testing suggests a weak material set of die/package combination, system thermal management designs, and customer use patterns are contributing factors for these failures. We have worked with our customers to develop and have made available for download a software driver to cause the system fan to begin operation at the powering up of the system and reduce the thermal stress on these chips. We have also recommended to our customers that they consider changing the thermal management of the products in their notebook system designs. We intend to fully support our customers in their repair and replacement of these impacted products that fail, and their other efforts to mitigate the consequences of these failures. The weak die/packaging material combination is not used in any of our products that are currently in production.

Accrual for estimated product returns and product warranty liabilities

We record a reduction to revenue for estimated product returns at the time revenue is recognized primarily based on historical return rates. Cost of revenue includes the estimated cost of product warranties that are calculated at the point of revenue recognition. Under limited circumstances, we may offer an extended limited warranty to customers for certain products. Additionally, we accrue for known warranty and indemnification issues if a loss is probable and can be reasonably estimated. The estimated product returns and estimated product warranty liabilities for fiscal years 2012, 2011 and 2010 are as follows:

	January 29, 2012	January 30, 2011	January 31, 2010
		(In thousands)	
Balance at beginning of period	$ 107,896	$ 92,655	$ 150,631
Additions [1]	7,329	194,108	170,715
Deductions [2]	(96,819)	(178,867)	(228,691)
Balance at end of period	$ 18,406	$ 107,896	$ 92,655

[1] Includes $186.2 million and $164.5 million for fiscal years 2011 and 2010, respectively, for incremental repair and replacement costs from a weak die/packaging material set.

[2] Includes $73.3 million, $149.8 million and $196.0 million for fiscal years 2012, 2011 and 2010, respectively, in payments related to the warranty accrual associated with incremental repair and replacement costs from a weak die/packaging material set.

In connection with certain agreements that we have executed in the past, we have at times provided indemnities to cover the indemnified party for matters such as tax, product and employee liabilities. We have also on occasion included intellectual property indemnification provisions in our technology related agreements with third parties. Maximum potential future payments cannot be estimated because many of these agreements do not have a maximum stated liability. As such, we have not recorded any liability in our Consolidated Financial Statements for such indemnifications.

Note 14 - Financial Arrangements, Commitments and Contingencies

Inventory Purchase Obligations

At January 29, 2012 and January 30, 2011, we had outstanding inventory purchase obligations totaling $561.3 million and $546.4 million, respectively.

Capital Purchase Obligations

At January 29, 2012 and January 30, 2011, we had outstanding capital purchase obligations totaling $40.5 million and $31.8 million, respectively.

Lease Obligations

Our headquarters complex is located in Santa Clara, California and includes seven buildings that are leased properties. The lease agreements for four of the seven leased properties expire in fiscal year 2020 and include two five-year renewals at our option; one leased property expires in fiscal year 2014 with no option to renew; one lease property expires in fiscal year 2017 with one five year renewal at our option and the remaining leased building expires in fiscal year 2015 with one seven year renewal at our option. Future minimum lease payments related to headquarter operating leases total $100.1 million over the remaining terms of the leases, including predetermined rent escalations, and are included in the future minimum lease payment schedule below.

In addition to the commitment of our headquarters, we have other domestic and international office facilities under operating leases expiring through fiscal year 2020. Future minimum lease payments under our non-cancelable operating leases as of January 29, 2012, are as follows:

	Future Minimum Lease Obligations
	(In thousands)
Year ending January:	
2013	$ 34,567
2014	29,254
2015	23,286
2016	19,480
2017	19,219
2018 and thereafter	33,097
Total	$ 158,903

Rent expense for the years ended January 29, 2012, January 30, 2011 and January 31, 2010 was $37.9 million, $40.7 million and $46.2 million, respectively.

Capital lease obligations include building and office equipment lease obligations. The building lease relates to our data center in Santa Clara, California. Future minimum lease payments under the building capital lease total $35.0 million over the remaining lease term, including predetermined rent escalations, and are included in the future minimum lease payment schedule below:

	Future Capital Lease Obligations
	(In thousands)
Year ending January:	
2013	$ 4,821
2014	4,926
2015	4,887
2016	4,997
2017	5,147
2018 and thereafter	10,762
Total	$ 35,540
Present Value of minimum lease payments	$ 23,455
Current portion	$ 2,016
Long term portion	$ 21,439

Litigation

3dfx

On December 15, 2000, NVIDIA and one of our indirect subsidiaries entered into an Asset Purchase Agreement, or APA, to purchase certain graphics chip assets from 3dfx. The transaction closed on April 18, 2001. That acquisition, and 3dfx's October 2002 bankruptcy filing, led to four lawsuits against NVIDIA: two brought by 3dfx's former landlords, one by 3dfx's bankruptcy trustee and the fourth by a committee of 3dfx's equity security holders in the bankruptcy estate. The two landlord cases have been settled with payments from the landlords to NVIDIA, and the equity security holders lawsuit was dismissed with prejudice and no appeal was filed. Accordingly, only the bankruptcy trustee suit remains outstanding as more fully explained below.

In March 2003, the Trustee appointed by the Bankruptcy Court to represent 3dfx's bankruptcy estate served a complaint on NVIDIA asserting claims for, among other things, successor liability and fraudulent transfer and seeking additional payments from us. The Trustee's fraudulent transfer theory alleged that NVIDIA had failed to pay reasonably equivalent value for 3dfx's assets, and sought recovery of the difference between the $70 million paid and the alleged fair value, which the Trustee estimated to exceed $50 million. The Trustee's successor liability theory alleged NVIDIA was effectively 3dfx's legal successor and therefore was responsible for all of 3dfx's unpaid liabilities.

On October 13, 2005, the Bankruptcy Court heard the Trustee's motion for summary adjudication, and on December 23, 2005, denied that motion in all material respects and held that NVIDIA may not dispute that the value of the 3dfx transaction was less than $108 million. The Bankruptcy Court denied the Trustee's request to find that the value of the 3dfx assets conveyed to NVIDIA was at least $108 million.

In early November 2005, after several months of mediation, NVIDIA and the Official Committee of Unsecured Creditors, or the Creditors' Committee, agreed to a Plan of Liquidation of 3dfx, which included a conditional settlement of the Trustee's claims against us. This conditional settlement was subject to a confirmation process through a vote of creditors and the review and approval of the Bankruptcy Court. The conditional settlement called for a payment by NVIDIA of approximately $30.6 million to the 3dfx estate. Under the settlement, $5.6 million related to various administrative expenses and Trustee fees, and $25.0 million related to the satisfaction of debts and liabilities owed to the general unsecured creditors of 3dfx. Accordingly, during the three month period ended October 30, 2005, we recorded $5.6 million as a charge to settlement costs and $25.0 million as additional purchase price for 3dfx. The Trustee advised that he intended to object to the settlement. The conditional settlement never progressed substantially through the confirmation process.

On December 21, 2006, the Bankruptcy Court scheduled a trial for one portion of the Trustee's case against NVIDIA. On January 2, 2007, NVIDIA terminated the settlement agreement on grounds that the Bankruptcy Court had failed to proceed toward confirmation of the Creditors' Committee's plan. A non-jury trial began on March 21, 2007 on valuation issues in the Trustee's constructive fraudulent transfer claims against NVIDIA. Specifically, the Bankruptcy Court tried four questions: (1) what did 3dfx transfer to NVIDIA in the APA; (2) of what was transferred, what qualifies as "property" subject to the Bankruptcy Court's avoidance powers under the Uniform Fraudulent Transfer Act and relevant bankruptcy code provisions; (3) what is the fair market value of the "property" identified in answer to question (2); and (4) was the $70 million that NVIDIA paid "reasonably equivalent" to the fair market value of that property. The parties completed post-trial briefing on May 25, 2007.

On April 30, 2008, the Bankruptcy Court issued its Memorandum Decision After Trial, in which it provided a detailed summary of the trial proceedings and the parties' contentions and evidence and concluded that "the creditors of 3dfx were not injured by the Transaction." This decision did not entirely dispose of the Trustee's action, however, as the Trustee's claims for successor liability and intentional fraudulent conveyance were still pending. On June 19, 2008, NVIDIA filed a motion for summary judgment to convert the Memorandum Decision After Trial to a final judgment. That motion was granted in its entirety and judgment was entered in NVIDIA's favor on September 11, 2008. The Trustee filed a Notice of Appeal from that judgment on September 22, 2008, and on September 25, 2008, NVIDIA exercised its election to have the appeal heard by the United States District Court.

The District Court's hearing on the Trustee's appeal was held on June 10, 2009. On December 20, 2010, the District Court issued an Order affirming the Bankruptcy Court's entry of summary judgment in NVIDIA's favor. On January 19, 2011, the Trustee filed a Notice of Appeal to the United States Court of Appeals for the Ninth Circuit. Oral argument regarding the Appeal is currently scheduled for May 15, 2012.

While the conditional settlement reached in November 2005 never progressed through the confirmation process, the Trustee's

case still remains pending on appeal. Accordingly, we have not reversed the accrual of $30.6 million - $5.6 million as a charge to settlement costs and $25.0 million as additional purchase price for 3dfx - that we recorded during the three months ended October 30, 2005, pending resolution of the appeal of the Trustee's case.

Rambus Inc.

On July 10, 2008, Rambus Inc. filed suit against NVIDIA, asserting patent infringement of 17 patents claimed to be owned by Rambus. Rambus seeks damages, enhanced damages and injunctive relief. The lawsuit was filed in the Northern District of California in San Jose, California. On July 11, 2008, NVIDIA filed suit against Rambus in the Middle District of North Carolina asserting numerous claims, including antitrust and other claims. NVIDIA seeks damages, enhanced damages and injunctive relief. Rambus has since dropped two patents from its lawsuit in the Northern District of California. The two cases have been consolidated into a single proceeding in the San Francisco division of the Northern District of California. On April 13, 2009, the Court issued an order staying motion practice and allowing only certain document discovery to proceed. On February 11, 2011, the Court lifted the stay and ordered that discovery on other issues could proceed. The Court has since opened motion practice and discovery with respect to ten patents, referred to as the "Farmwald" and "Barth II" patents. Most of the "Farmwald" patents are also subject to patent reexamination requests. The Court has issued a scheduling order through the claim construction proceedings, currently scheduled for April 23 and 24, 2012. A case management conference is currently scheduled for May 18, 2012.

On November 6, 2008, Rambus filed a complaint alleging a violation of 19 U.S.C. Section 1337 based on a claim of patent infringement of nine Rambus patents against NVIDIA and 14 other respondents with the U.S. International Trade Commission, or ITC. Rambus has subsequently withdrawn four of the nine patents at issue. The complaint sought an exclusion order barring the importation of products that allegedly infringe the now five Rambus patents. The ITC instituted the investigation and a hearing was held October 13-20, 2009. The Administrative Law Judge issued an Initial Determination on January 22, 2010, which found the asserted claims of two patents in one patent family infringed but invalid, and the asserted claims of three patents in a separate patent family, valid, infringed and enforceable. This decision was reviewed by the ITC. The ITC issued a Final Decision on July 26, 2010. In its Final Decision, the ITC found that NVIDIA infringed three related patents and issued a limited exclusion order prohibiting import of certain NVIDIA products. NVIDIA is appealing certain aspects of the ruling that were unfavorable to NVIDIA. Rambus is also appealing certain aspects of the ruling that were unfavorable to Rambus. A hearing was held on October 6, 2011 and a decision regarding the appeal has not yet been issued.

On May 13, 2011, the Federal Circuit issued opinions in two related cases that address issues material to the disputes between Rambus and certain other parties in the ITC. Those opinions may positively affect NVIDIA's defenses in all of the cases brought against NVIDIA by Rambus. In those opinions, the Federal Circuit held Rambus destroyed documents when it had a legal duty to preserve them and that, if done in bad faith, Rambus is to bear the "heavy burden" to prove that NVIDIA suffered no prejudice in its ability to defend the cases brought against it by Rambus. In the ITC's Final Decision, despite finding Rambus acted in bad faith, the ITC incorrectly placed the burden on NVIDIA to prove actual prejudice. The Federal Circuit remanded both cases to the respective district courts for further proceedings consistent with its opinions. Those proceedings are currently underway.

NVIDIA also sought reexamination of the patents asserted in the ITC, as well as other patents, in the United States Patent and Trademark Office, or USPTO. Proceedings are underway with respect to all challenged patents. With respect to the claims asserted in the ITC, the USPTO has issued a preliminary ruling invalidating many of the claims. The USPTO issued "Right to Appeal Notices" for the three patents found by the administrative law judge to be valid, enforceable and infringed. In the Right to Appeal Notices, the USPTO Examiner has cancelled all asserted claims of one of the patents and allowed the asserted claims on the other two patents. Rambus and NVIDIA both sought review of the USPTO Examiner's adverse findings. On appeal, the Board of Patent Appeals and Interferences found the relevant claims of the three asserted "Barth I" patents subject to reexamination invalid.

Rambus has also been subject to an investigation in the European Union. NVIDIA was not a party to that investigation, but has sought to intervene in the appeal of the investigation. As a result of Rambus' commitments to resolve that investigation, for a period of five years from the date of the resolution, Rambus must now provide a license to memory controller manufacturers, sellers and/or companies that integrate memory controllers into other products. The license terms are set forth in a license made available on Rambus' website, or the Required Rambus License. On August 12, 2010, we entered into the Required Rambus License. Pursuant to the agreement, Rambus charges a royalty of (i) one percent of the net sales price per unit for certain memory controllers and (ii) two percent of the net sales price per unit for certain other memory controllers, provided that the maximum average net sales price per unit for these royalty bearing products shall be deemed not to exceed a maximum of $20. The agreement has a term until December 9, 2014. However, NVIDIA may terminate the agreement with thirty days prior written notice to

Rambus. NVIDIA has already provided written notice to Rambus of its' intent to terminate effective immediately upon the removal of the ITC's limited exclusion order.

On December 1, 2010, Rambus filed a lawsuit against NVIDIA and several other companies alleging six claims for patent infringement. This lawsuit is pending in the Northern District of California and seeks damages, enhanced damages and injunctive relief. On the same day, Rambus filed a complaint with the ITC alleging that NVIDIA and several other companies violated 19 U.S.C. Section 1337 based on a claim of patent infringement of three Rambus patents. Rambus seeks exclusion of certain NVIDIA products from importation into the United States. The Northern District of California has stayed the case pending resolution of the ITC investigation. The asserted patents are related to each other, and the three patents in the ITC complaint are also at issue in the lawsuit pending in the Northern District of California. Many of the patents at issue in these lawsuits are also being challenged in Rambus' other disputes with NVIDIA. A hearing before an Administrative Law Judge of the ITC was held from October 12-20, 2011, and no ruling has been issued to date.

On February 7, 2012, NVIDIA and Rambus entered into a settlement agreement and a patent license agreement. The two agreements resolve all disputes between NVIDIA and Rambus. The parties are in the process of dismissing all lawsuits, appeals, and ITC actions to the maximum extent allowable by law. The settlement did not have a significant impact on NVIDIA's financial results for the fiscal year ending January 29, 2012.

Product Defect Litigation and Securities Cases

Product Defect Litigation

In September, October and November 2008, several putative consumer class action lawsuits were filed against us, asserting various claims arising from a weak die/packaging material set in certain versions of our previous generation products used in notebook configurations. Most of the lawsuits were filed in Federal Court in the Northern District of California, but three were filed in state court in California, in Federal Court in New York, and in Federal Court in Texas. Those three actions have since been removed or transferred to the United States District Court for the Northern District of California, San Jose Division, where all of the actions now are currently pending. The various lawsuits are titled Nakash v. NVIDIA Corp., Feinstein v. NVIDIA Corp., Inicom Networks, Inc. v. NVIDIA Corp. and Dell, Inc. and Hewlett Packard, Olivos v. NVIDIA Corp., Dell, Inc. and Hewlett Packard, Sielicki v. NVIDIA Corp. and Dell, Inc., Cormier v. NVIDIA Corp., National Business Officers Association, Inc. v. NVIDIA Corp., and West v. NVIDIA Corp. The First Amended Complaint was filed on October 27, 2008, which no longer asserted claims against Dell, Inc. The various complaints assert claims for, among other things, breach of warranty, violations of the Consumer Legal Remedies Act, Business & Professions Code sections 17200 and 17500 and other consumer protection statutes under the laws of various jurisdictions, unjust enrichment, and strict liability.

The District Court has entered orders deeming all of the above cases related under the relevant local rules. On December 11, 2008, NVIDIA filed a motion to consolidate all of the aforementioned consumer class action cases. On February 26, 2009, the District Court consolidated the cases, as well as two other cases pending against Hewlett Packard, under the caption "The NVIDIA GPU Litigation" and ordered the plaintiffs to file lead counsel motions by March 2, 2009. On March 2, 2009, several of the parties filed motions for appointment of lead counsel and briefs addressing certain related issues. On April 10, 2009, the District Court appointed Milberg LLP lead counsel. On May 6, 2009, the plaintiffs filed an Amended Consolidated Complaint, alleging claims for violations of California Business and Professions Code Section 17200, Breach of Implied Warranty under California Civil Code Section 1792, Breach of the Implied Warranty of Merchantability under the laws of 27 other states, Breach of Warranty under the Magnuson-Moss Warranty Act, Unjust Enrichment, violations of the New Jersey Consumer Fraud Act, Strict Liability and Negligence, and violation of California's Consumer Legal Remedies Act.

On August 19, 2009, we filed a motion to dismiss the Amended Consolidated Complaint, and the Court heard arguments on that motion on October 19, 2009. On November 19, 2009, the Court issued an order dismissing with prejudice plaintiffs causes of action for Breach of the Implied Warranty under the laws of 27 other states and unjust enrichment, dismissing with leave to amend plaintiffs' causes of action for Breach of Implied Warranty under California Civil Code Section 1792 and Breach of Warranty under the Magnuson-Moss Warranty Act, and denying NVIDIA's motion to dismiss as to the other causes of action. The Court gave plaintiffs until December 14, 2009 to file an amended complaint. On December 14, 2009, plaintiffs filed a Second Amended Consolidated Complaint, asserting claims for violations of California Business and Professions Code Section 17200, Breach of Implied Warranty under California Civil Code Section 1792, Breach of Warranty under the Magnuson-Moss Warranty Act, violations of the New Jersey Consumer Fraud Act, Strict Liability and Negligence, and violation of California's Consumer Legal Remedies Act. The Second Amended Complaint seeks unspecified damages. On January 19, 2010, we filed a motion to dismiss

the Breach of Implied Warranty under California Civil Code Section 1792, Breach of Warranty under the Magnuson-Moss Warranty Act, and California's Consumer Legal Remedies Act claims in the Second Amended Consolidated Complaint. In addition, on April 1, 2010, Plaintiffs filed a motion to certify a class consisting of all people who purchased computers containing certain of our MCP and GPU products. On May 3, 2010, we filed an opposition to Plaintiffs' motion for class certification. A hearing on both motions was held on June 14, 2010. On July 16, 2010, the parties filed a stipulation with the District Court advising that, following mediation they had reached a settlement in principle in The NVIDIA GPU Litigation. The settlement in principle was subject to certain approvals, including final approval by the court. As a result of the settlement in principle, and the other estimated settlement, and offsetting insurance reimbursements, NVIDIA recorded a net charge of $12.7 million to sales, general and administrative expense during the second quarter of fiscal year 2011. In addition, a portion of the $181.2 million of additional charges we recorded against cost of revenue related to the weak die/packaging set during the second quarter of fiscal year 2011, relates to estimated additional repair and replacement costs related to the implementation of these settlements. On August 12, 2010, the parties executed a Stipulation and Agreement of Settlement and Release. On September 15, 2010, the Court issued an order granting preliminary approval of the settlement and providing for notice to the potential class members. The Final Approval Hearing was held on December 20, 2010, and on that same day the Court approved the settlement and entered Final Judgment over several objections. In January 2011, several objectors filed Notices of Appeal of the Final Judgment to the United States Court of Appeals for the Ninth Circuit.

On February 28, 2011, a group of purported class members filed a motion with the District Court purporting to seek enforcement of the settlement. The Motion claimed that NVIDIA was not properly complying with its obligations under the settlement in connection with the remedies provided to purchasers of Hewlett-Packard computers included in the settlement. On March 4, 2011, NVIDIA and Class Counsel at Milberg LLP filed oppositions to the Motion. The Court held a hearing on March 28, 2011, and denied the Motion on May 2, 2011.

On July 22, 2011, a putative class action titled Granfield v. NVIDIA Corp. was filed in federal court in Massachusetts asserting claims for breach of implied warranties arising out of the weak die/packaging material set, on behalf of a class of consumers alleged to not be covered by the settlement approved by the California court in The NVIDIA GPU Litigation. On November 3, 2011 the action was transferred to the Northern District of California, San Francisco Division, based upon stipulation of the parties. On December 30, 2011, Plaintiff filed a First Amended Complaint asserting claims for violation of California Consumers Legal Remedies Act and Unfair Competition Law. On September 27, 2011, a second putative class action captioned Van der Maas v. NVIDIA Corp., et al., was filed in the Central District of California against NVIDIA, Asustek Computer Inc., and Asustek Computer International on behalf of certain consumers alleged not to be covered by the NVIDIA GPU settlement. This action asserts claims for violations of California's unfair competition laws, violation of California's Consumer Legal Remedies Act, negligence and strict liability, and violation of the Texas Business and Commerce Code Section 17.50. We intend to defend against the actions vigorously.

Securities Cases

In September 2008, three putative securities class actions, or the Actions, were filed in the United States District Court for the Northern District of California arising out of our announcements on July 2, 2008, that we would take a charge against cost of revenue to cover anticipated costs and expenses arising from a weak die/packaging material set in certain versions of our previous generation MCP and GPU products and that we were revising financial guidance for our second quarter of fiscal year 2009. The Actions purport to be brought on behalf of purchasers of NVIDIA stock and assert claims for violations of Sections 10(b) and 20 (a) of the Securities Exchange Act. On October 30, 2008, the Actions were consolidated under the caption In re NVIDIA Corporation Securities Litigation, Civil Action No. 08-CV-04260-JW (HRL). Lead Plaintiffs and Lead Plaintiffs' Counsel were appointed on December 23, 2008. On February 6, 2009, co-Lead Plaintiff filed a Writ of Mandamus with the Ninth Circuit Court of Appeals challenging the designation of co-Lead Plaintiffs' Counsel. On February 19, 2009, co-Lead Plaintiff filed with the District Court, a motion to stay the District Court proceedings pending resolution of the Writ of Mandamus by the Ninth Circuit. On February 24, 2009, Judge Ware granted the stay. On November 5, 2009, the Court of Appeals issued an opinion reversing the District Court's appointment of one of the lead plaintiffs' counsel, and remanding the matter for further proceedings. On December 8, 2009, the District Court appointed Milberg LLP and Kahn Swick & Foti, LLC as co-lead counsel.

On January 22, 2010, Plaintiffs filed a Consolidated Amended Class Action Complaint for Violations of the Federal Securities Laws, asserting claims for violations of Section 10(b), Rule 10b-5, and Section 20(a) of the Securities Exchange Act. The consolidated complaint sought unspecified compensatory damages. We filed a motion to dismiss the consolidated complaint in March 2010 and a hearing was held on June 24, 2010 before Judge Seeborg. On October 19, 2010, Judge Seeborg granted our motion to dismiss with leave to amend. On December 2, 2010, co-Lead Plaintiffs filed a Second Consolidated Amended

Complaint. We moved to dismiss the Second Consolidated Amended Complaint on February 14, 2011. Following oral argument, on October 12, 2011, Judge Seeborg granted our motion to dismiss without leave to amend, and on November 8, 2011, Plaintiffs filed a Notice of Appeal to the Ninth Circuit.

Accounting for loss contingencies

While there can be no assurance of favorable outcomes, we believe the claims made by other parties in the above ongoing matters are without merit and we intend to vigorously defend the actions. With the exception of the 3dfx and product defect litigation cases, we have not recorded any accrual for contingent liabilities associated with the legal proceedings described above based on our belief that liabilities, while possible, are not probable. Further, any possible range of loss in these matters cannot be reasonably estimated at this time. We are engaged in other legal actions not described above arising in the ordinary course of its business and, while there can be no assurance of favorable outcomes, we believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

Note 15 - Income Taxes

The income tax expense (benefit) applicable to income before income taxes consists of the following:

	Year Ended		
	January 29, 2012	January 30, 2011	January 31, 2010
		(In thousands)	
Current income taxes:			
Federal	$ 7,099	$ 141	$ 177
State	789	(511)	438
Foreign	7,630	6,827	6,966
Total current	15,518	6,457	7,581
Deferred taxes:			
Federal	25,111	(3,063)	(22,013)
State	—	—	—
Foreign	(6,055)	417	866
Total deferred	19,056	(2,646)	(21,147)
Charge in lieu of taxes attributable to employer stock option plans	47,732	14,212	(741)
Income tax expense (benefit)	$ 82,306	$ 18,023	$ (14,307)

Income (loss) before income taxes consists of the following:

	Year Ended		
	January 29, 2012	January 30, 2011	January 31, 2010
		(In thousands)	
Domestic	$ 120,768	$ 82,531	$ (105,793)
Foreign	542,628	188,638	23,499
	$ 663,396	$ 271,169	$ (82,294)

The income tax expense (benefit) differs from the amount computed by applying the federal statutory income tax rate of 35% to income (loss) before income taxes as follows:

	Year Ended		
	January 29, 2012	January 30, 2011	January 31, 2010
	(In thousands)		
Tax expense computed at federal statutory rate	$ 232,189	$ 94,909	$ (28,803)
State income taxes, net of federal tax effect	2,302	(391)	(196)
Foreign tax rate differential	(142,071)	(49,585)	26,902
Research tax credit	(24,270)	(28,729)	(22,270)
Stock-based compensation	10,983	1,668	10,114
Other	3,173	151	(54)
Income tax expense (benefit)	$ 82,306	$ 18,023	$ (14,307)

The tax effect of temporary differences that gives rise to significant portions of the deferred tax assets and liabilities are presented below:

	January 29, 2012	January 30, 2011
	(In thousands)	
Deferred tax assets:		
Net operating loss carryforwards	$ 99,518	$ 40,128
Accruals and reserves, not currently deductible for tax purposes	109,245	14,997
Property, equipment and intangible assets	40,245	39,765
Research and other tax credit carryforwards	232,001	255,111
Stock-based compensation	38,177	37,701
Gross deferred tax assets	519,186	387,702
Less: valuation allowance	(212,285)	(148,016)
Total deferred tax assets	306,901	239,686
Deferred tax liabilities:		
Acquired Intangibles	(53,120)	—
Unremitted earnings of foreign subsidiaries	(329,679)	(275,509)
Gross deferred tax liabilities	$ (382,799)	$ (275,509)
Net deferred tax asset (liability)	$ (75,898)	$ (35,823)

We recognized income tax expense (benefit) of $82.3 million, $18.0 million, and $(14.3) million during fiscal years 2012, 2011 and 2010, respectively. Income tax expense (benefit) as a percentage of income (loss) before taxes, or our annual effective tax rate, was 12.4% in fiscal year 2012, 6.7% in fiscal year 2011 and 17.4% in fiscal year 2010.

Our effective tax rate on income or loss before tax for the fiscal years was lower than the United States federal statutory rate of 35% due to income or loss earned in jurisdictions where the tax rate is lower than the United States federal statutory tax rate of 35%, favorable recognition in these fiscal years of the U.S. federal research tax credit and the expiration of statutes of limitations in certain non-U.S. jurisdictions for which we had not previously recognized related tax benefits. A significant portion of our earnings were earned by our British Virgin Islands subsidiary.

As of January 29, 2012 and January 30, 2011 we had a valuation allowance of $212.3 million and $148.0 million respectively, related to state and certain foreign deferred tax assets that management determined not likely to be realized due, in part, to projections of future taxable income. The increase in the valuation allowance from fiscal year 2011 to fiscal year 2012 is primarily related to the acquired tax attributes of Icera that management has determined not likely to be realized due to projection of future taxable income. To the extent realization of the deferred tax assets becomes more-likely-than-not, we would recognize such deferred tax asset as an income tax benefit during the period.

Our deferred tax assets do not include the excess tax benefit related to stock-based compensation that are a component of our federal and state net operating loss and research tax credit carryforwards in the amount of $526.0 million as of January 29, 2012. Consistent with prior years, the excess tax benefit reflected in our net operating loss and research tax credit carryforwards will be accounted for as a credit to stockholders' equity, if and when realized. In determining if and when excess tax benefits have been realized, we have elected to utilize the with-and-without approach with respect to such excess tax benefits. We have also elected to ignore the indirect tax effects of stock-based compensation deductions for financial and accounting reporting purposes, and specifically to recognize the full effect of the research tax credit in income from continuing operations.

As of January 29, 2012, we had a federal net operating loss carryforward of $935.2 million, combined state net operating loss carryforwards of $826.0 million, and combined foreign net operating loss carryforwards of $379.1 million. The federal net operating loss carryforwards will expire beginning in fiscal year 2021 and the state net operating loss carryforwards will begin to expire in fiscal year 2013 in accordance with the rules of each particular state. The foreign net operating loss carryforwards, include $69.5 million attributable to Germany, $273.6 million attributable to UK and $0.8 million attributable to Hong Kong which may be carried forward indefinitely. The remaining amount of $35.2 million, of which $28.2 million is attributable to Canada, relates to other foreign jurisdictions that begin to expire in fiscal year 2013. As of January 29, 2012, we had federal research tax credit carryforwards of $314.2 million that will begin to expire in fiscal year 2018. We have other federal tax credit carryforwards of $1.5 million that will begin to expire in fiscal year 2014. The research tax credit carryforwards attributable to states is in the amount of $290.7 million, of which $280.8 million is attributable to the State of California and may be carried over indefinitely, and $9.9 million is attributable to various other states and will expire beginning in fiscal year 2014 according to the rules of each particular state. We have other state tax credit carryforwards of $2.9 million that will expire in fiscal year 2026 and other foreign tax credit carryforwards of $5.1 million, of which $4.5 million may be refunded in fiscal year 2016 if not utilized and $0.6 million that will expire in fiscal year 2021. Our tax attributes, net operating loss and tax credit carryforwards, remain subject to audit and may be adjusted for changes or modification in tax laws, other authoritative interpretations thereof, or other facts and circumstances. Utilization of federal, state, and foreign net operating losses and tax credit carryforwards may also be subject to limitations due to ownership changes and other limitations provided by the Internal Revenue Code and similar state and foreign tax provisions. If any such limitations apply, the federal, states, or foreign net operating loss and tax credit carryforwards, as applicable, may expire or be denied before utilization.

As of January 29, 2012, United States federal and state income taxes have not been provided on approximately $1.29 billion of undistributed earnings of non-United States subsidiaries as such earnings are considered to be indefinitely reinvested. We have not provided the amount of unrecognized deferred tax liabilities for temporary differences related to investments in our foreign subsidiaries as the determination of such amount is not practicable.

We had a tax holiday in effect for its business operations in India which terminated in March 2011. This tax holiday provided for a lower rate of taxation on certain classes of income based on various thresholds of investment and employment in such jurisdiction. For fiscal years 2010 through 2012, the aggregate tax savings of this holiday was approximately $2.0 million with no material per-share impact in these years.

As of January 29, 2012, we had $138.3 million of unrecognized tax benefits, all of which would affect our effective tax rate if recognized. However, included in the unrecognized tax benefits that would affect our effective tax rate if recognized of $138.3 million is $31.0 million and $0.2 million related to state and foreign income tax, respectively, that, if recognized, would be in the form of a carryforward deferred tax asset that would likely attract a full valuation allowance. The $138.3 million of unrecognized tax benefits as of January 29, 2012 consists of $53.5 million recorded in non-current income taxes payable and $84.8 million reflected as a reduction to the related deferred tax assets.

A reconciliation of unrecognized tax benefits is as follows:

	January 29, 2012	January 30, 2011	January 31, 2010
		(In thousands)	
Balance at beginning of period	$ 121,034	$ 109,765	$ 95,319
Increases in tax positions for prior years	385	—	351
Decreases in tax positions for prior years	(293)	(3,585)	(131)
Increases in tax positions for current year	22,181	18,628	18,342
Settlements	—	(358)	—
Lapse in statute of limitations	(5,045)	(3,416)	(4,116)
Balance at end of period	$ 138,262	$ 121,034	$ 109,765

We classify an unrecognized tax benefit as a current liability, or as a reduction of the amount of a net operating loss carryforward or amount refundable, to the extent that we anticipate payment or receipt of cash for income taxes within one year. Likewise, the amount is classified as a long-term liability if we anticipate payment or receipt of cash for income taxes during a period beyond a year.

Our policy is to include interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of January 29, 2012, January 30, 2011, and January 31, 2010, we had accrued $9.5 million, $11.2 million, and $11.2 million, respectively, for the payment of interest and penalties related to unrecognized tax benefits, which is not included as a component of our unrecognized tax benefits. As of January 29, 2012, non-current income taxes payable of $63.0 million consists of unrecognized tax benefits of $53.5 million and the related interest and penalties of $9.5 million.

While we believe that we have adequately provided for all tax positions, amounts asserted by tax authorities could be greater or less than our accrued position. Accordingly, our provisions on federal, state and foreign tax-related matters to be recorded in the future may change as revised estimates are made or the underlying matters are settled or otherwise resolved. As of January 29, 2012, we do not believe that our estimates, as otherwise provided for, on such tax positions will significantly increase or decrease within the next twelve months.

We are subject to taxation by a number of taxing authorities both in the United States and throughout the world. As of January 29, 2012, the material tax jurisdictions that may be subject to examination include the United States, Taiwan, Canada, China, Germany, Hong Kong, France, UK, and India for fiscal years 2003 through 2011. As of January 29, 2012, the material tax jurisdictions for which we are currently under examination include India and Taiwan for fiscal years 2003 through 2011.

Note 16 - Stockholders' Equity

Stock Repurchase Program

Our Board of Directors has authorized us, subject to certain specifications, to repurchase shares of our common stock up to an aggregate maximum amount of $2.7 billion through May 2013. The repurchases will be made from time to time in the open market, in privately negotiated transactions, or in structured stock repurchase programs, and may be made in one or more larger repurchases, in compliance with Rule 10b-18 of the Securities Exchange Act, subject to market conditions, applicable legal requirements, and other factors. The program does not obligate NVIDIA to acquire any particular amount of common stock and the program may be suspended at any time at our discretion. As part of our share repurchase program, we have entered into, and we may continue to enter into, structured share repurchase transactions with financial institutions. These agreements generally require that we make an up-front payment in exchange for the right to receive a fixed number of shares of our common stock upon execution of the agreement, and a potential incremental number of shares of our common stock, within a pre-determined range, at the end of the term of the agreement.

We did not enter into any structured share repurchase transactions or otherwise purchase any shares of our common stock during the twelve months ended January 29, 2012. Through January 29, 2012, we have repurchased an aggregate of 90.9 million shares under our stock repurchase program for a total cost of $1.46 billion. As of January 29, 2012, we are authorized, subject to certain specifications, to repurchase shares of our common stock up to $1.24 billion through May 2013.

Apart from our Board authorized stock repurchases, we withhold common stock shares associated with net share settlements to cover tax withholding obligations upon the vesting of restricted stock unit awards under our equity incentive program. During the twelve months ending January 29, 2012, we withheld approximately 1.1 million shares at a total cost of $17.5 million through net share settlements. Please refer to Note 3 of these Notes to the Consolidated Financial Statements for further discussion regarding our equity incentive plans.

Convertible Preferred Stock

As of January 29, 2012 and January 30, 2011, there were no shares of preferred stock outstanding.

Note 17 - Employee Retirement Plans

We have a 401(k) Retirement Plan covering substantially all of our United States employees. Under the Plan, participating employees may defer up to 100% of their pre-tax earnings, subject to the Internal Revenue Service annual contribution limits. Some of our non-US subsidiaries have defined benefit and defined contributions plans as required by local statutory requirements. Our costs under these plans have not been material.

Note 18 - Segment Information

Our Chief Executive Officer, who is considered to be our chief operating decision maker, or CODM, reviews financial information presented on an operating segment basis for purposes of making operating decisions and assessing financial performance. We have three primary financial reporting segments - GPU Business, PSB, and CPB.

Reporting Segments	Primary Revenue Sources
GPU	· GeForce discrete graphics and chipset products and notebook PCs
	· Licensing fees from Intel Corporation
	· Memory products
PSB	· Quadro professional workstation products
	· Tesla high-performance computing products
CPB	· Tegra mobile products
	· Icera baseband processors and RF transceivers for mobile connectivity
	· Royalty license fees and other revenue related to video game consoles
	· GPU and Tegra products in embedded products and automobiles

The "All Other" category includes non-recurring charges and benefits that we do not allocate to our operating segments as these items are not included in the segment operating performance measures evaluated by our CODM. During the year ended January 30, 2011, we entered into a six-year cross licensing agreement with Intel and also mutually agreed to settle all outstanding legal disputes. For accounting purposes, the fair valued benefit prescribed to the settlement portion was $57.0 million and was considered a non-recurring benefit for the fiscal year 2011. Please refer to Note 4 of these Notes to the Consolidated Financial Statements for further discussion regarding the patent cross license agreement with Intel. Non-recurring charges related to our cash tender offer to purchase certain employee stock options were $140.2 million for the year ended January 31, 2010. Please refer to Note 2 of these Notes to the Consolidated Financial Statements for further discussion regarding the cash tender offer.

Our CODM does not review any information regarding total assets on an operating segment basis. Operating segments do not record intersegment revenue, and, accordingly, there is none to be reported. The accounting policies for segment reporting are the same as for NVIDIA as a whole.

	GPU	PSB	CPB	All Other	Consolidated
			(In thousands)		
Year Ended January 29, 2012:					
Revenue	$ 2,542,430	$ 864,334	$ 591,166	—	$ 3,997,930
Depreciation and amortization expense	$ 118,644	$ 22,564	$ 62,997	—	$ 204,205
Operating income (loss)	$ 528,242	$ 327,970	$ (207,913)	—	$ 648,299
Year Ended January 30, 2011:					
Revenue	$ 2,527,144	$ 818,552	$ 197,613	—	$ 3,543,309
Depreciation and amortization expense	$ 126,536	$ 26,711	$ 33,742	—	$ 186,989
Operating income (loss)	$ 30,154	$ 321,944	$ (153,351)	$ 57,000	$ 255,747
Year Ended January 31, 2010:					
Revenue	$ 2,660,176	$ 510,223	$ 156,046	—	$ 3,326,445
Depreciation and amortization expense	$ 139,298	$ 28,443	$ 28,923	—	$ 196,664
Operating income (loss)	$ (13,487)	$ 148,953	$ (94,170)	$ (140,241)	$ (98,945)

Revenue by geographic region is allocated to individual countries based on the location to which the products are initially billed even if our customers' revenue is attributable to end customers that are located in a different location. The following tables summarize information pertaining to our revenue from customers based on invoicing address in different geographic regions:

	Year Ended		
	January 29, 2012	January 30, 2011	January 31, 2010
Revenue:		(In thousands)	
China	$ 941,811	$ 1,223,199	$ 1,304,196
Taiwan	1,137,175	936,797	883,137
Other Asia Pacific	730,975	519,473	406,286
Europe	296,591	261,421	203,760
United States	596,264	297,265	248,793
Other Americas	295,114	305,154	280,273
Total revenue	$ 3,997,930	$ 3,543,309	$ 3,326,445

The following table presents summarized information for long-lived assets by geographic region. Long lived assets consist of property and equipment and deposits and other assets and exclude goodwill and intangible assets.

	January 29, 2012	January 30, 2011
Long-lived assets:	(In thousands)	
United States	$ 563,699	$ 529,797
Taiwan	40,199	56,202
China	27,360	32,500
India	30,598	31,454
Europe	17,737	4,541
Other Asia Pacific	811	787
Total long-lived assets	$ 680,404	$ 655,281

Revenue from significant customers, those representing 10% or more of total revenue for the respective dates, is summarized as follows:

	Year Ended		
	January 29, 2012	January 30, 2011	January 31, 2010
Revenue:			
Customer A	11%	—	—
Customer B	—	12%	12%

Accounts receivable from significant customers, those representing 10% or more of total accounts receivable for the respective periods, is summarized as follows:

	January 29, 2012	January 30, 2011
Accounts Receivable:		
Customer A	20%	11%

Note 19- Quarterly Summary (Unaudited)

The following table sets forth our unaudited consolidated financial results, for the last eight fiscal quarters:

	Fiscal Year 2012 Quarters Ended			
	January 29, 2012 (A, B)	October 30, 2011 (B)	July 31, 2011 (B)	May 1, 2011 (B)
	(In thousands, except per share data)			
Statement of Operations Data:				
Revenue	$ 953,194	$ 1,066,180	$ 1,016,517	$ 962,039
Cost of revenue	$ 463,181	$ 509,463	$ 491,233	$ 477,536
Gross profit	$ 490,013	$ 556,717	$ 525,284	$ 484,503
Net income	$ 116,025	$ 178,273	$ 151,573	$ 135,219
Basic net income per share	$ 0.19	$ 0.29	$ 0.25	$ 0.23
Diluted net income per share	$ 0.19	$ 0.29	$ 0.25	$ 0.22

	Fiscal Year 2011 Quarters Ended			
	January 30, 2011 (C)	October 31, 2010	August 1, 2010 (D, E, F)	May 2, 2010
	(In thousands, except per share data)			
Statement of Operations Data:				
Revenue	$ 886,376	$ 843,912	$ 811,208	$ 1,001,813
Cost of revenue	$ 460,017	$ 451,850	$ 676,916	$ 545,436
Gross profit	$ 426,359	$ 392,062	$ 134,292	$ 456,377
Net income (loss)	$ 171,651	$ 84,862	$ (140,961)	$ 137,594
Basic net income (loss) per share	$ 0.29	$ 0.15	$ (0.25)	$ 0.24
Diluted net income (loss) per share	$ 0.29	$ 0.15	$ (0.25)	$ 0.23

(A) Includes, an additional charge of $7.3 million associated with the fair value prescribed to the settlement between the Company and Rambus. On February 7, 2012, the Company and Rambus entered into a licensing agreement and both parties also agreed

to settle all outstanding legal disputes.

(B) Includes other acquisition related costs including transaction costs, compensation charges and restructuring costs related to the acquisition of Icera, Inc. of $1.3 million, $7.6 million, $6.4 million and $5.1 million for the first, second, third and fourth quarters of fiscal year 2012, respectively.

(C) Includes a $57.0 million benefit, as a result of the Company and Intel entering into a new six-year cross licensing agreement. Both parties also agreed to settle all outstanding legal disputes. Please refer to Note 4 of these Notes to the Consolidated Financial Statements for details.

(D) Includes a $13.4 million benefit from an insurance provider as reimbursement for some claims against us towards the cost arising from a weak die/packaging material set. Portions of the reimbursement are allocated to cost of revenue ($11.1 million) and legal expense ($2.3 million).

(E) Includes a $192.3 million warranty charge against cost of revenue arising from a weak die/packaging material set.

(F) Includes a $15.0 million charge related to a class action lawsuit settlement. Please refer to Note 14 of these Notes to the Consolidated Financial Statements for details.

NVIDIA CORPORATION AND SUBSIDIARIES
SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Additions	Deductions	Balance at End of Period
		(In thousands)		
Year ended January 29, 2012				
Allowance for doubtful accounts	$ 789	$ 449 [1]	$ (265) [4]	$ 973
Sales return allowance	$ 15,049	$ 25,331 [2]	$ (26,499) [5]	$ 13,881
Deferred tax valuation allowance	$ 148,016	$ 64,269 [3]	$ —	$ 212,285
Year ended January 30, 2011				
Allowance for doubtful accounts	$ 961	$ 875 [1]	$ (1,047) [4]	$ 789
Sales return allowance	$ 15,369	$ 26,517 [2]	$ (26,837) [5]	$ 15,049
Deferred tax valuation allowance	$ 113,442	$ 34,574 [3]	$ —	$ 148,016
Year ended January 31, 2010				
Allowance for doubtful accounts	$ 1,062	$ 550 [1]	$ (651) [4]	$ 961
Sales return allowance	$ 17,336	$ 24,790 [2]	$ (26,757) [5]	$ 15,369
Deferred tax valuation allowance	$ 92,541	$ 20,901 [3]	$ —	$ 113,442

(1) Allowances for doubtful accounts are charged to expenses.

(2) Represents allowance for sales returns estimated at the time revenue is recognized primarily based on historical return rates and is charged as a reduction to revenue.

(3) Represents change in valuation allowance primarily related to state deferred tax assets and acquired tax attributes of Icera that management has determined not likely to be realized due, in part, to projections of future taxable income of the respective jurisdictions.

(4) Represents uncollectible accounts written off against the allowance for doubtful accounts.

(5) Represents allowance for sales returns written off.

EXHIBIT INDEX

Exhibit No.	Exhibit Description	Incorporated by Reference			Filing Date
		Schedule /Form	File Number	Exhibit	
2.1	Agreement and Plan of Merger by and among NVIDIA Corporation, Partridge Acquisition, Inc. and PortalPlayer, Inc. dated 11/6/06	8-K	0-23985	2.1	11/9/2006
3.1	Amended and Restated Certificate of Incorporation	S-8	333-74905	4.1	3/23/1999
3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation	10-Q	0-23985	3.1	8/21/2008
3.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation	8-K	0-23985	3.1	5/24/2011
3.4	Bylaws of NVIDIA Corporation, Amended and Restated as of May 23, 2011	8-K	0-23985	3.2	5/24/2011
4.1	Reference is made to Exhibits 3.1, 3.2, 3.3 and 3.4				
4.2	Specimen Stock Certificate	S-1/A	333-47495	4.2	4/24/1998
10.1	Form of Indemnity Agreement between NVIDIA Corporation and each of its directors and officers	8-K	0-23985	10.1	3/7/2006
10.2+	1998 Equity Incentive Plan, as amended	8-K	0-23985	10.2	3/13/2006
10.3+	1998 Equity Incentive Plan ISO, as amended	10-Q	0-23985	10.5	11/22/2004
10.4+	1998 Equity Incentive Plan NSO, as amended	10-Q	0-23985	10.6	11/22/2004
10.5+	Certificate of Stock Option Grant	10-Q	0-23985	10.7	11/22/2004
10.6+	1998 Non-Employee Directors' Stock Option Plan, as amended	8-K	0-23985	10.1	4/3/2006
10.7+	1998 Non-Employee Directors' Stock Option Plan (Annual Grant - Board Service), as amended	10-Q	0-23985	10.1	11/22/2004
10.8+	1998 Non-Employee Directors' Stock Option Plan (Committee Grant - Committee Service), as amended	10-Q	0-23985	10.2	11/22/2004
10.9+	1998 Non-Employee Directors' Stock Option Plan (Initial Grant)	10-Q	0-23985	10.3	11/22/2004
10.10+	1998 Employee Stock Purchase Plan, as amended and restated	10-Q	0-23985	10.2	5/22/2008
10.11+	2000 Nonstatutory Equity Incentive Plan, as amended	SC TO-1	005-56649	99(d)(1)(A)	11/29/2006
10.12+	2000 Nonstatutory Equity Incentive Plan NSO	SC TO-1	005-56649	99.1(d)(1)(B)	11/29/2006
10.13+	PortalPlayer, Inc. 1999 Stock Option Plan and Form of Agreements thereunder	S-8	333-140021	99.1	1/16/2007

10.14+	PortalPlayer, Inc. Amended and Restated 2004 Stock Incentive Plan	S-8	333-140021	99.2	1/16/2007
10.15+	2007 Equity Incentive Plan	10-Q	0-23985	10.15	12/7/2010
10.16+	2007 Equity Incentive Plan - Non Statutory Stock Option (Annual Grant - Board Service (2007))	10-Q	0-23985	10.2	8/22/2007
10.17+	2007 Equity Incentive Plan - Non Statutory Stock Option (Annual Grant - Committee Service (2007))	10-Q	0-23985	10.3	8/22/2007
10.18+	2007 Equity Incentive Plan - Non Statutory Stock Option (Initial Grant - Board Service (2007))	10-Q	0-23985	10.4	8/22/2007
10.19+	2007 Equity Incentive Plan - Non-Statutory Stock Option (Annual Grant - Board Service (2009))	10-Q	0-23985	10.1	8/20/2009
10.20+	2007 Equity Incentive Plan - Non-Statutory Stock Option (Annual Grant - Board Service (2011))	10-Q	0-23985	10.41	5/27/2011
10.21+	2007 Equity Incentive Plan - Non-Statutory Stock Option (Initial Grant - Board Service (2011))	8-K	0-23985	10.1	12/14/2011
10.22+	2007 Equity Incentive Plan - Non Statutory Stock Option	8-K	0-23985	10.2	9/13/2010
10.23+	2007 Equity Incentive Plan - Incentive Stock Option	8-K	0-23985	10.21	9/13/2010
10.24+	2007 Equity Incentive Plan – Restricted Stock Unit Grant Notice and Restricted Stock Unit Purchase Agreement	10-Q	0-23985	10.22	12/7/2010
10.25+	Fiscal Year 2012 Variable Compensation Plan	8-K	0-23985	10.1	3/25/2011
10.26+	Fiscal Year 2011 Variable Compensation Plan	8-K	0-23985	10.1	5/5/2010
10.27	Transition and Consulting Agreement, dated March 15, 2011, between David L.White and NVIDIA Corporation	8-K	0-23985	10.1	3/15/2011
10.28+	Offer Letter, dated March 16, 2011, between NVIDIA Corporation and Michael Byron	8-K	0-23985	10.2	3/25/2011
10.29	Lease dated April 4, 2000 between NVIDIA Corporation and Sobrato Interests III for Building A	S-3/A	333-33560	10.1	4/20/2000
10.3	Lease dated April 4, 2000 between NVIDIA Corporation and Sobrato Interests III for Building B	S-3/A	333-33560	10.2	4/20/2000
10.31	Lease dated April 4, 2000 between NVIDIA Corporation and Sobrato Interests III for Building C	S-3/A	333-33560	10.3	4/20/2000
10.32	Lease dated April 4, 2000 between NVIDIA Corporation and Sobrato Interests III for Building D	S-3/A	333-33560	10.4	4/20/2000
10.33+	Fiscal Year 2011 Variable Compensation Plan (as amended September 7, 2010)	10-Q	0-23985	10.31	12/7/2010
10.34	Memory Controller Patent License Agreement Between Rambus Inc. and NVIDIA Corporation, dated August 12, 2010	10-Q	0-23985	10.32	12/7/2010
10.35	Second Amendment to Lease, dated August 18, 2010 between NVIDIA Corporation and Sobrato Interests III for Building A	10-Q	0-23985	10.33	12/7/2010

10.36	Third Amendment to Lease, dated August 18, 2010, between NVIDIA Corporation and Sobrato Interests III for Building B	10-Q	0-23985	10.34	12/7/2010
10.37	Third Amendment to Lease, dated August 18, 2010, between NVIDIA Corporation and Sobrato Interests III for Building C	10-Q	0-23985	10.35	12/7/2010
10.38	Second Amendment to Lease, dated August 18, 2010, between NVIDIA Corporation and Sobrato Interests III for Building D	10-Q	0-23985	10.36	12/7/2010
10.39	Patent Cross License Agreement dated as of January 10, 2011, between NVIDIA Corporation and Intel Corporation	8-K	0-23985	10.1	01/10/2011
21.1*	List of Registrant's Subsidiaries				
23.1*	Consent of PricewaterhouseCoopers LLP				
24.1*	Power of Attorney (included in signature page)				
31.1*	Certification of Chief Executive Officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934				
31.2*	Certification of Chief Financial Officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934				
32.1#*	Certification of Chief Executive Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934				
32.2#*	Certification of Chief Financial Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934				
101.INS*	XBRL Instance Document				
101.SCH*	XBRL Taxonomy Extension Schema Document				
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document				
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document				
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document				
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document				

* Filed Herewith

+ Management contract or compensatory plan or arrangement.

In accordance with Item 601(b)(32)(ii) of Regulation S-K and SEC Release Nos. 33-8238 and 34-47986, Final Rule: Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, the certifications furnished in Exhibits 32.1 and 32.2 hereto are deemed to accompany this Quarterly Report on Form 10-Q and will not be deemed "filed" for purpose of Section 18 of the Exchange Act. Such certifications will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

Copies of above exhibits not contained herein are available to any stockholder upon written request to:
Investor Relations: NVIDIA Corporation, 2701 San Tomas Expressway, Santa Clara, CA 95050.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 13, 2012.

NVIDIA Corporation

By: /s/ Jen-Hsun Huang

Jen-Hsun Huang

President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, *that each person whose signature appears below constitutes* and appoints Jen-Hsun Huang and Karen Burns, and each or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including posting effective amendments) to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-facts and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the *following persons on behalf of the registrant and in the capacities and on the dates indicated.*

Signature	Title	Date
/s/ JEN-HSUN HUANG Jen-Hsun Huang	President, Chief Executive Officer and Director (Principal Executive Officer)	**March 13, 2012**
/s/ KAREN BURNS Karen Burns	Vice President and Interim Chief Financial Officer (Principal Financial Officer)	**March 13, 2012**
/s/ MICHAEL J. BYRON Michael J. Byron	Vice President of Finance (Principal Accounting Officer)	**March 13, 2012**
/s/ TENCH COXE Tench Coxe	Director	**March 13, 2012**
/s/ MARK STEVENS Mark Stevens	Director	**March 13, 2012**
/s/ JAMES C. GAITHER James C. Gaither	Director	**March 13, 2012**
/s/ HARVEY C. JONES Harvey C. Jones	Director	**March 13, 2012**
/s/ MARK L. PERRY Mark L. Perry	Director	**March 13, 2012**
/s/ WILLIAM J. MILLER William J. Miller	Director	**March 13, 2012**
/s/ A. BROOKE SEAWELL A. Brooke Seawell	Director	**March 13, 2012**
/s/ ROBERT BURGESS Robert Burgess	Director	**March 13, 2012**

EXHIBIT INDEX

Exhibit No.	Exhibit Description	Incorporated by Reference			Filing Date
		Schedule /Form	File Number	Exhibit	
2.1	Agreement and Plan of Merger by and among NVIDIA Corporation, Partridge Acquisition, Inc. and PortalPlayer, Inc. dated 11/6/06	8-K	0-23985	2.1	11/9/2006
3.1	Amended and Restated Certificate of Incorporation	S-8	333-74905	4.1	3/23/1999
3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation	10-Q	0-23985	3.1	8/21/2008
3.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation	8-K	0-23985	3.1	5/24/2011
3.4	Bylaws of NVIDIA Corporation, Amended and Restated as of May 23, 2011	8-K	0-23985	3.2	5/24/2011
4.1	Reference is made to Exhibits 3.1, 3.2, 3.3 and 3.4				
4.2	Specimen Stock Certificate	S-1/A	333-47495	4.2	4/24/1998
10.1	Form of Indemnity Agreement between NVIDIA Corporation and each of its directors and officers	8-K	0-23985	10.1	3/7/2006
10.2+	1998 Equity Incentive Plan, as amended	8-K	0-23985	10.2	3/13/2006
10.3+	1998 Equity Incentive Plan ISO, as amended	10-Q	0-23985	10.5	11/22/2004
10.4+	1998 Equity Incentive Plan NSO, as amended	10-Q	0-23985	10.6	11/22/2004
10.5+	Certificate of Stock Option Grant	10-Q	0-23985	10.7	11/22/2004
10.6+	1998 Non-Employee Directors' Stock Option Plan, as amended	8-K	0-23985	10.1	4/3/2006
10.7+	1998 Non-Employee Directors' Stock Option Plan (Annual Grant - Board Service), as amended	10-Q	0-23985	10.1	11/22/2004
10.8+	1998 Non-Employee Directors' Stock Option Plan (Committee Grant - Committee Service), as amended	10-Q	0-23985	10.2	11/22/2004
10.9+	1998 Non-Employee Directors' Stock Option Plan (Initial Grant)	10-Q	0-23985	10.3	11/22/2004
10.10+	1998 Employee Stock Purchase Plan, as amended and restated	10-Q	0-23985	10.2	5/22/2008
10.11+	2000 Nonstatutory Equity Incentive Plan, as amended	SC TO-1	005-56649	99(d)(1)(A)	11/29/2006
10.12+	2000 Nonstatutory Equity Incentive Plan NSO	SC TO-1	005-56649	99.1(d)(1)(B)	11/29/2006
10.13+	PortalPlayer, Inc. 1999 Stock Option Plan and Form of Agreements thereunder	S-8	333-140021	99.1	1/16/2007

10.14+	PortalPlayer, Inc. Amended and Restated 2004 Stock Incentive Plan	S-8	333-140021	99.2	1/16/2007
10.15+	2007 Equity Incentive Plan	10-Q	0-23985	10.15	12/7/2010
10.16+	2007 Equity Incentive Plan - Non Statutory Stock Option (Annual Grant - Board Service (2007))	10-Q	0-23985	10.2	8/22/2007
10.17+	2007 Equity Incentive Plan - Non Statutory Stock Option (Annual Grant - Committee Service (2007))	10-Q	0-23985	10.3	8/22/2007
10.18+	2007 Equity Incentive Plan - Non Statutory Stock Option (Initial Grant - Board Service (2007))	10-Q	0-23985	10.4	8/22/2007
10.19+	2007 Equity Incentive Plan - Non-Statutory Stock Option (Annual Grant - Board Service (2009))	10-Q	0-23985	10.1	8/20/2009
10.20+	2007 Equity Incentive Plan - Non-Statutory Stock Option (Annual Grant - Board Service (2011))	10-Q	0-23985	10.41	5/27/2011
10.21+	2007 Equity Incentive Plan - Non-Statutory Stock Option (Initial Grant - Board Service (2011))	8-K	0-23985	10.1	12/14/2011
10.22+	2007 Equity Incentive Plan - Non Statutory Stock Option	8-K	0-23985	10.2	9/13/2010
10.23+	2007 Equity Incentive Plan - Incentive Stock Option	8-K	0-23985	10.21	9/13/2010
10.24+	2007 Equity Incentive Plan – Restricted Stock Unit Grant Notice and Restricted Stock Unit Purchase Agreement	10-Q	0-23985	10.22	12/7/2010
10.25+	Fiscal Year 2012 Variable Compensation Plan	8-K	0-23985	10.1	3/25/2011
10.26+	Fiscal Year 2011 Variable Compensation Plan	8-K	0-23985	10.1	5/5/2010
10.27	Transition and Consulting Agreement, dated March 15, 2011, between David L.White and NVIDIA Corporation	8-K	0-23985	10.1	3/15/2011
10.28+	Offer Letter, dated March 16, 2011, between NVIDIA Corporation and Michael Byron	8-K	0-23985	10.2	3/25/2011
10.29	Lease dated April 4, 2000 between NVIDIA Corporation and Sobrato Interests III for Building A	S-3/A	333-33560	10.1	4/20/2000
10.3	Lease dated April 4, 2000 between NVIDIA Corporation and Sobrato Interests III for Building B	S-3/A	333-33560	10.2	4/20/2000
10.31	Lease dated April 4, 2000 between NVIDIA Corporation and Sobrato Interests III for Building C	S-3/A	333-33560	10.3	4/20/2000
10.32	Lease dated April 4, 2000 between NVIDIA Corporation and Sobrato Interests III for Building D	S-3/A	333-33560	10.4	4/20/2000
10.33+	Fiscal Year 2011 Variable Compensation Plan (as amended September 7, 2010)	10-Q	0-23985	10.31	12/7/2010
10.34	Memory Controller Patent License Agreement Between Rambus Inc. and NVIDIA Corporation, dated August 12, 2010	10-Q	0-23985	10.32	12/7/2010
10.35	Second Amendment to Lease, dated August 18, 2010 between NVIDIA Corporation and Sobrato Interests III for Building A	10-Q	0-23985	10.33	12/7/2010

10.36	Third Amendment to Lease, dated August 18, 2010, between NVIDIA Corporation and Sobrato Interests III for Building B	10-Q	0-23985	10.34	12/7/2010
10.37	Third Amendment to Lease, dated August 18, 2010, between NVIDIA Corporation and Sobrato Interests III for Building C	10-Q	0-23985	10.35	12/7/2010
10.38	Second Amendment to Lease, dated August 18, 2010, between NVIDIA Corporation and Sobrato Interests III for Building D	10-Q	0-23985	10.36	12/7/2010
10.39	Patent Cross License Agreement dated as of January 10, 2011, between NVIDIA Corporation and Intel Corporation	8-K	0-23985	10.1	01/10/2011
21.1*	List of Registrant's Subsidiaries				
23.1*	Consent of PricewaterhouseCoopers LLP				
24.1*	Power of Attorney (included in signature page)				
31.1*	Certification of Chief Executive Officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934				
31.2*	Certification of Chief Financial Officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934				
32.1#*	Certification of Chief Executive Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934				
32.2#*	Certification of Chief Financial Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934				
101.INS*	XBRL Instance Document				
101.SCH*	XBRL Taxonomy Extension Schema Document				
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document				
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document				
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document				
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document				

* Filed Herewith

+ Management contract or compensatory plan or arrangement.

In accordance with Item 601(b)(32)(ii) of Regulation S-K and SEC Release Nos. 33-8238 and 34-47986, Final Rule: Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, the certifications furnished in Exhibits 32.1 and 32.2 hereto are deemed to accompany this Quarterly Report on Form 10-Q and will not be deemed "filed" for purpose of Section 18 of the Exchange Act. Such certifications will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

Copies of above exhibits not contained herein are available to any stockholder upon written request to:
Investor Relations: NVIDIA Corporation, 2701 San Tomas Expressway, Santa Clara, CA 95050.

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CORPORATE INFORMATION

BOARD OF DIRECTORS

Jen-Hsun Huang
Co-Founder, President and
Chief Executive Officer,
NVIDIA Corporation

Robert K. Burgess
Independent Investor and
Board Member to Technology Companies

Tench Coxe
Managing Director, Sutter Hill Ventures

James C. Gaither
Managing Director, Sutter Hill Ventures

Harvey C. Jones
Private Venture Capitalist

William J. Miller (Lead Director)
Independent Director and Consultant

Mark L. Perry
Chairman, Pathway Therapeutics

Brooke Seawell
Venture Partner,
New Enterprise Associates

Mark A. Stevens
Private Venture Capitalist

EXECUTIVE OFFICERS

Jen-Hsun Huang
Co-Founder, President and
Chief Executive Officer

Karen Burns
Vice President and
Interim Chief Financial Officer

Jay Puri
Executive Vice President,
Worldwide Sales

David M. Shannon
Executive Vice President,
General Counsel and Secretary

Debora Shoquist
Executive Vice President,
Operations

OTHER MEMBERS OF THE EXECUTIVE TEAM

Chris A. Malachowsky
Co-Founder, NVIDIA Fellow and
Senior Vice President, Research

Jonah M. Alben
Senior Vice President,
GPU Engineering

Michael J. Byron
Vice President, Finance, and
Principal Accounting Officer

Philip J. Carmack
Senior Vice President,
Mobile Business Unit

Robert Csongor
Vice President, Investor Relations

Bill Dally
Chief Scientist

Dwight Diercks
Senior Vice President,
Software Engineering

Jeff Fisher
Senior Vice President,
GeForce Business Unit

Frank Fox
Senior Vice President,
Consumer Electronics Engineering

Joseph D. Greco
Senior Vice President,
Advanced Technology Group

Jeffrey Herbst
Vice President,
Business Development

Gary Hicok
Senior Vice President,
Mobile Engineering

Brian M. Kelleher
Senior Vice President,
GPU Engineering

David B. Kirk
NVIDIA Fellow

Mike LaBianca
Senior Vice President,
Human Resources

Tommy Lee
Senior Vice President,
Systems and Applications

Tony Tamasi
Senior Vice President,
Content and Technology

Daniel F. Vivoli
Senior Vice President,
Marketing and Professional
Services Group

Bob Worrall
Senior Vice President and
Chief Information Officer

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
10 Almaden Boulevard, Suite 1600
San Jose, California 95113

GENERAL LEGAL COUNSEL

Cooley LLP
3175 Hanover Street
Palo Alto, California 94304

TRANSFER AGENT AND REGISTRAR

Computershare Shareowner Services LLC
480 Washington Boulevard
Jersey City, New Jersey 07310
Email: shrrelations@bnymellon.com
Web: www.bnymellon.com/shareowner/isd
Phone: 866-337-6320

ANNUAL MEETING

May 17, 2012, at 2:00 p.m.
San Jose McEnery Convention Center
150 West San Carlos Street
San Jose, California 95113
www.virtualshareholdermeeting.com/
NVIDIA2012

FORM 10-K

A copy of NVIDIA's Form 10-K filed with the SEC will be made available to all shareholders at no charge. The Form 10-K also can be accessed through the SEC Web site (www.sec.gov) or through the NVIDIA Web site from the Investor Relations page (www.nvidia.com/ir). To receive a copy by mail please contact:

Investor Relations
NVIDIA Corporation
2701 San Tomas Expressway
Santa Clara, California 95050
Email: ir@nvidia.com



NVIDIA CORPORATION
2701 San Tomas Expressway
Santa Clara, California 95050

WWW.NVIDIA.COM